As filed with the Securities and Exchange Commission on August 9, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Skype S.à r.l.

(to be converted into Skype S.A.)

(Exact name of Registrant as specified in its charter)

Luxembourg	7372	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

22/24 Boulevard Royal, 6e étage,

L-2449 Luxembourg

+352 2663-9130

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Skype Inc.

160 Greentree Drive

Suite 101, Dover

DE 19904

(302) 674-4089

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard C. Morrissey David B. Rockwell Sullivan & Cromwell LLP 1 New Fetter Lane London England EC4A 1AN +44 207 959-8900	Neal D. Goldman Chief Legal and Regulatory Officer Skype Global S.à r.l. 22/24 Boulevard Royal, 6e étage, L-2449 Luxembourg +352 2663-9130	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Registration Fee
Ordinary shares, par value $0.01 per ordinary share	$100,000,000	$7,130

(1)

A separate registration statement on Form F-6 is being filed for the registration of American depositary shares issuable upon the deposit of ordinary shares registered hereby. Each American depositary share represents              ordinary shares.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Includes ordinary shares represented by American depositary shares that the underwriters may purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 9, 2010

PROSPECTUS

American Depositary Shares

representing             Ordinary Shares

Skype S.A.

This is the initial public offering of                 American depositary shares, or ADSs, each representing ordinary shares of Skype S.A., a joint stock company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg. We are offering              ADSs to be sold in this offering, and the selling shareholders identified in this prospectus are offering an additional              ADSs. We will not receive any proceeds from the sale of the ADSs to be offered by the selling shareholders.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $             and $            . We plan to file an application to list our ADSs on The Nasdaq Global Select Market under the symbol                     .

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 23 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to Skype S.A.	$	$

Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the underwriters sell more than              ADSs in this offering, the underwriters have an option for              days to purchase up to an additional              ADSs from the selling shareholders at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the ADSs against payment in New York, New York on             , 2010.

Goldman, Sachs & Co.	J.P. Morgan	Morgan Stanley

BofA Merrill Lynch	Barclays Capital	Citi	Credit Suisse	Deutsche Bank Securities

Lazard Capital Markets	RBC Capital Markets	UBS Investment Bank

Allen & Company LLC	Evercore Partners

Prospectus dated                      , 2010

skype is Everywhere

On your Computer
On your Mobile
skype
On your TV
In the office
On any Connected Device

How to Sign Up for Skype

Go to Skype.com **1**

Talk for hours. Skype-to-Skype calls are free.

Create an account or sign in

2 Download, register and choose a Skype Name

Find contacts and start Skype-to-Skype conversations **3**

Your download is now in progress

4 Buy Skype Credit and call mobile phones and landlines anywhere

All you need to get up and running with Skype is...

Any connected device

An Internet connection

A webcam to make video calls

Top skype Features

Free

- Skype-to-Skype calls
- Video calls
- Skype-to-Skype conference calls
- Instant messaging and group IM's

Paid

- Place calls to landlines and mobiles
- Receive calls from landlines and mobiles
- Send SMS messages
- Receive voicemail
- Connect to the Internet with Skype Access

Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or with any other information, and neither we, the selling shareholders nor the underwriters can assure you that information extrinsic to this prospectus (and any free writing prospectus prepared by us in connection with this offering) is reliable. We are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

Until                      (25 days after commencement of this offering), all dealers that buy, sell, or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No action has been or will be taken in any jurisdiction by us, the selling shareholders or any underwriter that would permit a public offering of our ADSs or the possession or distribution of this prospectus or any free writing prospectus prepared by us in connection with this offering in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus or any such free writing prospectus must inform themselves about and observe any restrictions relating to the offering and sale of our ADSs and

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the distribution of this prospectus and any such free writing prospectus outside the United States. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus and any such free writing prospectus to “dollars” and “$” are to United States dollars and to “EUR” and “€” are to euro.

This prospectus has been prepared on the basis that all offers of ADSs will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus. Accordingly, any person making or intending to make any offer within the European Economic Area of ADSs which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final placement of ADSs contemplated in this prospectus.

In the United Kingdom, this prospectus is for distribution only to persons which (i) have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), (ii) are persons falling within article 49(2)(a)-(d) of the Order (high net worth companies, unincorporated associations, etc.), or (iii) other persons to whom it may otherwise lawfully be distributed under the Order (all such persons together being referred to as “Relevant Persons”). This prospectus is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

ENFORCEMENT OF CIVIL LIABILITIES

We are a company organized under the laws of the Grand Duchy of Luxembourg. A substantial majority of our assets are located outside the United States. Furthermore, some of our directors and officers named in this prospectus reside outside the United States and all or most of the assets of those officers and directors may be located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States. It may also be difficult for an investor to bring an original action in a Luxembourg or other foreign court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

In particular, there is doubt as to the enforceability of original actions in Luxembourg courts of civil liabilities predicated solely upon U.S. federal securities laws, and the enforceability in Luxembourg courts of judgments entered by U.S. courts predicated upon the civil liability provisions of U.S. federal securities laws will be subject to compliance with procedural and other requirements under Luxembourg law, including the condition that the judgment does not violate Luxembourg public policy.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our historical combined and consolidated financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” As used in this prospectus, “Skype Global” refers to Skype Global S.à r.l. (formerly Springboard Group S.à r.l. and formerly SLP III Cayman DS IV Holding S.à r.l.). Furthermore, as used in this prospectus, “Skype,” “Company,” “we,” “our,” “us” or “Successor” refer to Skype Global and its subsidiaries on a consolidated basis prior to the completion of our corporate reorganization and to Skype S.A. and its subsidiaries on a consolidated basis as of the completion of our corporate reorganization and thereafter. As used in this prospectus, “Predecessor” refers to the communications business segment of eBay Inc. (“eBay”), which consisted of the assets and liabilities of Skype Luxembourg Holdings S.à r.l. (“Skype Holdings”) and its affiliates, Sonorit Holdings A.S. (“Sonorit”) and Skype Inc. (collectively, the “Skype Companies”). On November 19, 2009, Skype Global acquired the Skype Companies from eBay (the “Skype Acquisition”).

In this summary and elsewhere in this prospectus, we sometimes refer to our pro forma results of operations. Unless otherwise expressly stated or the context otherwise requires, this pro forma data has been prepared on the basis described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and is subject to the assumptions and uncertainties described in that section. We also sometimes refer to Adjusted EBITDA, which is a non-GAAP measure, in this summary and this prospectus. For a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, refer to “—Adjusted EBITDA” in this summary.

Our Company

Skype is a global technology leader that enables real-time communications over the Internet. Our software-based communications platform offers high-quality, easy-to-use tools for consumers and businesses to communicate and collaborate globally through voice, video and text conversations. During the first half of 2010, our users made 95 billion minutes of voice and video calls using Skype, video calls accounted for approximately 40% of all Skype-to-Skype minutes, and our users sent over 84 million SMS text messages through Skype.

Skype has grown rapidly to achieve significant global scale since we were founded in 2003. From June 30, 2009 to June 30, 2010, we grew our registered users from 397 million to 560 million. From the three months ended June 30, 2009 to the three months ended June 30, 2010, we grew our average monthly connected users from 91 million to 124 million and our average monthly paying users from 6.6 million to 8.1 million. See “Selected Financial Data—Key Metrics” for definitions of these metrics and their limitations. Although we have achieved significant global scale and user growth to date, the penetration of our connected and paying users is low relative to our market opportunity. It is our goal to continue to grow both our connected and paying users as Internet access proliferates globally and our penetration increases.

We believe the scale, global distribution and growth of our user base provide us with powerful network effects, whereby Skype becomes more valuable as more people use it, thereby creating an incentive for existing users to encourage new users to join. We believe that these network effects help us to attract new users and provide significant competitive advantages, such as strengthening our brand and enabling us to benefit from “viral” marketing, which provides us with a cost advantage by keeping our user acquisition costs low. In addition, our scale and network effects encourage other companies to form strategic relationships with Skype, creating more value for our users and increasing user engagement. For example, we have recently announced strategic relationships with leading mobile operators such as Verizon Wireless in the United States and with television manufacturers (LG, Panasonic and Samsung) that embed Skype software in their applications and devices. Strategic relationships like these help us make Skype present in more communications devices, which increases the accessibility and usage of Skype by our large and growing user base.

We believe our highly scalable peer-to-peer software architecture gives us a significant cost advantage compared to conventional communications networks because it utilizes our users’ existing Internet connections and does not require us to build or maintain a physical communications network. As a result, we can add new users and provide them with a wide range of communications tools at minimal incremental cost to us, allowing us to offer many of our products for free. We believe our low cost and highly scalable peer-to-peer software architecture positions us to grow in new regions faster and address opportunities more quickly than many other competitive offerings.

In the first six months of 2010, we generated $406.2 million of net revenues, and our Adjusted EBITDA was $115.8 million. While Skype-to-Skype voice, video and text conversations are free, our primary source of revenue, to date, has been from the purchase of credit (on a pay-as-you-go or subscription basis) for our SkypeOut product, which provides low-priced calling to landlines and mobile devices. Going forward, we plan to continue growing and diversifying our sources of revenue in four specific areas:

•	First, we believe that there is a significant opportunity to grow our user base.

•

Second, we believe that we can generate more communications revenue from our users by improving awareness and adoption of our paid products and introducing premium products such as group video calling.

•

Third, we will continue to develop new monetization models for our large connected user base. We currently generate a small portion of our net revenues through marketing services (such as advertising) and licensing, which we expect will grow as a percentage of our net revenues over time.

•

Fourth, we will broaden our user base to include more business users. For example, we have recently released and will continue to develop and market Skype for Business products that aim to capitalize on demand for Skype from small, medium and large businesses.

Recent Developments

In November 2009, we were acquired from eBay by an investor group, led by Silver Lake and including the Canada Pension Plan Investment Board (CPPIB) and Andreessen Horowitz. In connection with the Skype Acquisition, eBay received a significant ownership stake in the Company, and Joltid also made an equity investment in the Company. We believe that our investor group includes a unique combination of investors and operators with specific domain expertise and skill sets, including Silver Lake, a leading large-scale global technology investor with extensive operating experience; CPPIB, an institutional investor with deep sector expertise, and Andreessen Horowitz, an Internet-focused venture capital specialist, together with the Internet experience of eBay and the Skype-specific and consumer-facing Internet knowledge of Skype’s founders.

Since the Skype Acquisition, we have continued to pursue our mission to be the worldwide communications platform of choice and have made significant improvements in our business. In particular, we have made significant investments in people and infrastructure, and we have continued to increase our user base, revenues and Adjusted EBITDA while adding new products and partnerships and further strengthening our capital structure.

Examples of our recent progress include:

Acquisition of Intellectual Property

•	In November 2009, we acquired from Joltid the intellectual property rights to the technology that facilitates communications in the peer-to-peer network of Skype users. We acquired this technology as part of a settlement that we and eBay reached with Joltid regarding our use of this peer-to-peer communication technology, in which all outstanding litigation between the parties was resolved. Joltid also made an investment of $80 million in us. We refer to these matters collectively as the “Joltid Transaction.”

Increased Investment

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People. We recruited several new executives to strengthen our senior management team, including, among others, a new Chief Financial Officer, Chief Marketing Officer, Chief Legal Officer and a new Head of Skype for Business, and grew our number of employees and contractors from 640 as of June 30, 2009 to 839 as of June 30, 2010.

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Infrastructure. We have budgeted to invest approximately $37 million in capital expenditures in 2010, a substantial increase from $13.5 million in 2009. We are investing large amounts in a new SAP ERP system, for internal reporting and other control processes, and in Human Resources systems to help us systematically attract, develop and manage our workforce. We are also investing to provide new office infrastructure across multiple geographies to support our growth.

Sustained Growth

•

Users, net revenues and Adjusted EBITDA. We have significantly increased both our free and paying users, growing our average monthly connected users by 36% and average monthly paying users by 23%, from the three months ended June 30, 2009 to the three months ended June 30, 2010. Net revenues increased by 25.1% from $324.8 million in the first six months of 2009 to $406.2 million in the first six months of 2010 and Adjusted EBITDA increased by 53.9% from $75.2 million in the first six months of 2009 to $115.8 million in the first six months of 2010.

•

Strategic relationships. We have launched several important commercial strategic relationships, including one with Verizon Wireless in the mobile market in the United States and others in the consumer electronics market, such as arrangements with LG, Panasonic and Samsung to embed Skype in certain HD televisions. More broadly, in July 2010, we released SkypeKit, a software development tool designed to meet demand from independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices.

•	Products. We have released a significant number of new products, including:

•	Mobile. We have released Skype products on multiple platforms including iOS (iPhone), Blackberry, Linux, Android and Symbian.

•	Premium products. We have launched our group video calling product in a trial “beta” version of our Skype 5.0 for Windows client and announced that it will be available as part of a premium product.

•

Marketing services, including advertising. We have launched products that allow businesses to market their products or services selectively to our user base, including Click & Call, which enables users to initiate a Skype call from a website to participating businesses.

•

Skype for Business. We have launched our Skype for Business product offerings: Skype Manager, which allows businesses to manage Skype accounts for their employees, and Skype Connect, which allows businesses to connect their private telephone branch exchange (PBX) over the Internet to Skype’s peer-to-peer user network to achieve low-cost calling.

Capital Structure

•	Financing. We raised $825 million face amount of debt to help finance the Skype Acquisition, consisting of $700 million face amount of senior debt and a payment-in kind loan of $125 million from

eBay. We refinanced our debt in February 2010. As part of this refinancing, we reduced our total debt and significantly lowered our cost of debt by increasing our senior debt to a U.S. dollar equivalent $775 million face amount while repaying the eBay payment-in-kind note in full. We also have a $30 million revolving credit facility.

Our Platform

The large and growing global market for communications and collaboration solutions is being transformed by the Internet. We believe that underlying market forces increasingly challenge the ways that communications have traditionally been provided and offer opportunities for innovative and disruptive solutions such as ours to help accelerate the transformation of the global communications industry. These market forces include a growing desire to communicate globally, increasing Internet penetration, expansion and diversification of the ways people communicate, and proliferation of Internet-connected devices. Furthermore, as the Internet transforms the ways that people communicate, new markets and business models are being developed, including social networking, advertising, social gaming and virtual goods. We believe that our large and engaged user base, combined with our easy-to-use, high-quality platform, position us well to compete in these markets over time as they evolve.

We have developed an innovative software-based communications platform that offers a simple and convenient way for our users to stay in touch virtually anywhere in the world. Skype users can have free voice, video and text conversations with other Skype users, or can call anyone with a landline or mobile phone number at a low cost. We believe that our platform is well-positioned to capitalize on the market forces that are transforming the global communications industry:

•	We facilitate global communication and collaboration. Our software platform is currently available in 29 languages, and we have an extremely broad reach in countries throughout the world.

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We leverage existing fixed and wireless Internet infrastructure. Our software platform only requires an Internet-connected device to connect instantly with our global network of 124 million average monthly connected users (for the three months ended June 30, 2010) for free, or with mobile and landlines around the world at a low price.

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We offer numerous communication tools and ways to communicate and collaborate. In addition to voice and video calling, our software platform also offers a variety of communication and collaboration methods, such as instant messaging, paid SMS messaging, screen sharing and file transferring. Features are seamlessly tied together on the Skype platform, allowing our users to switch easily between various ways of communicating and collaborating.

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Skype is available on diverse Internet-connected devices. Because Skype is software-based, users can access their Skype account and enjoy our software platform’s functionality from virtually any Internet-connected device. Skype is currently available, either pre-installed or through user download, on desktops and laptops, as well as selected mobile phones, netbooks, tablets, televisions and video game consoles.

Our Competitive Strengths

We believe our solution and business model distinguish us from alternative providers and bring us a number of differentiated competitive strengths:

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Large, growing and diverse global user base. Our user base is large and continues to grow rapidly and is geographically and demographically diverse, as our software is used by people in countries throughout the world. Our software has broad global appeal and is actively used by people across gender, age and income groups, helping everyone from business executives to grandparents to schoolchildren stay connected.

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Strong network effects. We and our users benefit from network effects. Skype becomes more valuable as more people use Skype, thereby creating an incentive for existing users to encourage new users to join. This results in viral marketing and lower marketing expense for Skype.

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Strong communications brand. Despite low levels of marketing spending by us to date, we believe that Skype is among the most recognized brands in Internet communications, appealing to a broad range of people across diverse demographic groups and geographies.

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Low cost and highly scalable peer-to-peer architecture. The peer-to-peer architecture created by our software platform connects our users by utilizing their existing network and computing resources. This provides us with a significant cost advantage because we are not required to build or maintain a physical communications network, such as a wire or fiber optic network or cellular infrastructure.

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High-quality, multi-feature voice and video product suite. We offer a wide range of tools for our users to communicate and collaborate, including voice and video calling, instant messaging, screen sharing and file transferring. For example, we recently introduced group video calling in a trial “beta” version of our Skype 5.0 for Windows client, which allows our users to communicate with up to five other users in a simultaneous video conversation. During the first half of 2010, approximately 40% of our Skype-to-Skype minutes were video calls, which we believe demonstrates the high quality and utility of our video products.

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Payment infrastructure. Because of our size and experience we have the ability to collect small payments in many countries around the world. We currently accept payments in 15 currencies. We are able to accept multiple forms of payment, including PayPal, credit cards, debit cards, by paying cash for a voucher and by transferring bank funds. Additionally, we have substantial experience addressing fraudulent payment activity and have developed sophisticated anti-fraud practices and systems.

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Software platform that is device and network agnostic. Unlike some competitive offerings, our platform is software-based and is available across multiple devices and networks. Our software runs on virtually all major computer and mobile operating systems and on multiple hardware platforms, including televisions and mobile phones, and across Internet and mobile telecommunications networks.

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Attractive financial structure. We believe that our business benefits from an attractive financial structure. For example, our cash flow and working capital are enhanced by the fact that users of our paid communications services products, including SkypeOut, pay us in advance of their use of our products; and the growing popularity of our subscription-based products provides us with higher predictability regarding our future revenues. We believe our business is also characterized by low operating and capital expenditures as a result of the strong network effects that help us grow our user base, our strong communications brand, which we have built despite low levels of marketing spending, and the low-cost peer-to-peer architecture that does not require us to build or maintain a network. Furthermore, we have relatively low cash tax expense, expressed as a percentage of our income or loss before income taxes. This financial structure provides us the opportunity to invest cash generated from our operating activities in the continued development of innovative products and technologies with the objective of further improving and diversifying our portfolio of products.

Our Users

We believe that the growth and loyalty of our user base validate our competitive strengths. Our registered, connected and paying users have grown over time, which we believe is primarily attributable to the network effects of our users, our strong global brand and our differentiated technology and product offering. For a description of how we calculate each of our metrics, see “Selected Financial Data—Key Metrics.” The chart below highlights the growth in our users since 2007:

(1)

Our registered user metric is difficult for us to verify and is subject to a degree of overstatement. For more information, see “Risk Factors—The number of our registered users overstates the number of unique individuals who register to use our products.” Our registered user number includes users who registered through their MySpace account and excludes users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited. For more information, see “Selected Financial Data—Key Metrics.”

(2)

Our connected and paying user metrics are subject to uncertainties and inaccuracies and may be overstated or understated. For more information, see “Risk Factors—Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products” and “—Our paying user and communications services billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.” Our average monthly connected and paying user numbers include users who registered through their MySpace account and exclude users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited. For more information, see “Selected Financial Data—Key Metrics.”

Since 2008, our connected users have increased rapidly due to the increasing popularity of our free products, including video calling, which represented approximately 40% of all Skype-to-Skype minutes for the first half of 2010. We view the growth in our connected user base as an opportunity to convert more of these connected users into paying users in the future.

Our paying users exhibit strong long-term loyalty as well as stable spending patterns over time, as demonstrated by our monthly pay-as-you-go billings data trends. For example, pay-as-you-go billings for users who first registered with Skype before 2008 were substantially the same in December 2009 as they were in December 2008.

Skype appeals to a geographically and demographically diverse range of users. People use Skype in a variety of different ways, from friends or relatives calling each other in different cities or countries, to grandparents video-calling their grandchildren, to teachers conducting classes remotely, to students text messaging each other or to business associates transferring files or screen-sharing. Our appeal is global, and our users correspondingly vary in age, gender and professional background. For example, for the three months ended

June 30, 2010, connected users registered in the United States represented approximately 16% of our global average monthly connected users, while no other single country represented more than 7% of our average monthly connected users.

Our Strategy

Our mission is to be the communications platform of choice for consumers and businesses around the world. We believe we have a significant opportunity to grow our users, revenue and profitability by increasing the penetration of our user base, expanding their use of our free and paid products, and by developing new products and monetization models as the industry continues to evolve. Our strategy has four key components:

1.	Continue to grow our connected and paying user base. In the three months ended June 30, 2010, we had 124 million average monthly connected users and 8.1 million average monthly paying users. We aim to grow our user base and increase the portion of our users who use paid products by supplementing our viral marketing with new marketing initiatives and strategic relationships.

2.	Increase usage of our free and paid products and extend our relationship with our users. As our users continue to use Skype more often, they begin to recognize the full benefits of using our products and many migrate to using Skype as their preferred communications tool across a variety of connected devices. We seek to capitalize on this migration path and to grow usage of our free and paid products through multiple initiatives, including improving our suite of free products, adding new features and paid products, increasing our users’ awareness of our paid products and making it easier for users to pay. We also intend to promote our subscription products and to continue developing Skype software for multiple platforms to increase the accessibility of Skype to our user base around the world.

3.	Develop new monetization models, including advertising. Our users made over 152 billion minutes of Skype-to-Skype calls in the twelve months ended June 30, 2010. We believe this represents a meaningful opportunity to increase our revenue from alternative monetization models, including advertising, gaming and virtual gifts.

4.	Broaden our user base to include more business users. We believe the business communications market represents a large opportunity for Skype. Approximately 37% of over 40,000 of our connected users surveyed in the first quarter of 2010 told us that they use our product platform occasionally or often for business-related purposes. We believe there is a significant opportunity to better serve the communications needs of the small and medium enterprise segment, as well as larger enterprise customers, by focusing on user needs in this market and developing additional products specifically tailored to business users.

Risks Affecting Our Business

You should carefully consider the risks described under “Risk Factors” and elsewhere in this prospectus. These risks could harm our business, results of operations and financial condition materially and could cause the market price of the American Depositary Shares, or ADSs, representing our ordinary shares to decline and could result in a partial or total loss of your investment.

Corporate Reorganization

Prior to this offering, we have conducted our business through Skype Global S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), and its subsidiaries. The registrant, Skype S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée) was formed for the purpose of making this offering. Skype S.à r.l., currently a wholly-owned subsidiary of Skype Global S.à r.l., does not engage in any operations and has only nominal assets, including a 100% interest in Skype Global Holdco S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), which itself does not engage in any operations and holds no material assets. The corporate reorganization will involve, among other steps, the conversion of Skype S.à r.l. into a Luxembourg joint stock company (société anonyme), Skype S.A., and the acquisition of the shares of Skype Global S.à r.l. by Skype S.A., as further described in “Corporate Reorganization.” Investors in this offering will only receive, and this prospectus only describes the offering of, ADSs representing the ordinary shares of Skype S.A.

Principal Shareholders

In November 2009, we were acquired by an investor group, led by Silver Lake and including the CPP Investment Board Private Holdings Inc. and Andreessen Horowitz. In connection with the Skype Acquisition, eBay received a significant ownership stake in the Company, and Joltid, which was founded by the original founders of Skype, also invested in the Company.

Principal Executive Offices

Skype S.à r.l. was incorporated as a limited liability company (a société à responsabilité limitée) under the laws of the Grand Duchy of Luxembourg in July 2010 and will be transformed into a Luxembourg joint stock company (a société anonyme) becoming Skype S.A. as part of the corporate reorganization described under “Corporate Reorganization.” Skype Global S.à r.l., a Luxembourg limited liability company (a société à responsabilité limitée or “S.à r.l.”), was organized under the laws of the Grand Duchy of Luxembourg in September 2008. Our principal executive office is located at 22/24 Boulevard Royal, 6e étage, L-2449 Luxembourg, and our telephone number at this address is +352 2663 9130. Our website is www.skype.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

All of our activities are conducted through various subsidiaries, which are organized and operated according to the laws of their country of incorporation.

Skype, associated trademarks and logos (including SkypeIn, SkypeOut, Skype To Go, Skype Access, Skype Certified and SILK) and the “S” symbol are our trademarks. This prospectus also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and those brand names, trademarks, service marks and trade names are the property of their respective owners.

The Offering

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full)

Ordinary shares outstanding immediately after this offering	ordinary shares (including ordinary shares represented by ADSs)

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from the sale by us of ADSs offered in this offering, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds received by us in connection with this offering for general corporate purposes.

Furthermore, in connection with the termination of the management services agreements with certain of our shareholders and their affiliates, we will pay approximately $            million to such counterparties, on the date of the consummation of this offering, using a portion of the proceeds of this offering. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

We will not receive any proceeds from the sale of approximately $             million of ADSs to be offered by the selling shareholders. See “Principal and Selling Shareholders.”

Dividend policy	We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We anticipate that we will retain all of our available funds for use in the operation and development of our business. See “Dividend Policy.”

Proposed Nasdaq Global Select Market symbol for the ADSs

The ADSs	Each ADS represents ordinary shares. The ADSs may be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADS holder as set forth in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for that surrender.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

See “Risk Factors—Risks Related to Our ADSs and this Offering” and “Description of the American Depositary Shares.”

Depositary	The Bank of New York Mellon

Tax considerations	See “United States and Luxembourg Income Tax Considerations.”

The number of ordinary shares that will be outstanding immediately after this offering is based on ordinary shares outstanding on June 30, 2010, plus the              ordinary shares to be sold by us in the form of ADSs in this offering, and excludes the following ordinary shares:

•

        ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants outstanding at June 30, 2010 under the Skype Global S.à r.l. Equity Incentive Plan (the “Skype Equity Incentive Plan”) with an exercise price of $             per share;

•

        ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants after June 30, 2010 under the Skype Equity Incentive Plan with an exercise price of $             per share;

•

        ordinary shares reserved for future issuance under the Skype Equity Incentive Plan; for a discussion of the Skype Equity Incentive Plan, see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives”; and

•

        ordinary shares into which warrants granted to Joltid Limited on November 19, 2009, which are now held by SEP Investments Pty Limited, may be exercised at an exercise price of $             per share (the warrants expire upon the earlier of November 19, 2019 and the occurrence of a reorganization event, as defined under the terms of the warrant). See “Capitalization—Warrants” for more information regarding the terms of the warrant.

Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase up to additional ADSs from the selling shareholders;

•	the completion of our corporate reorganization pursuant to which Skype Global S.à r.l. will become an indirect wholly-owned subsidiary of Skype S.A.; and

•	the adoption of our new articles of incorporation, which will occur prior to the closing of this offering.

Customer Allocation

We intend to make a portion of this offering available to our customers based on the nature and extent of their relationship with Skype. A Skype customer wishing to be considered for an allocation as a customer in the offering must have a brokerage account with an eligible broker and provide to the broker his or her Skype Name. Further details regarding customer participation will follow in a future prospectus.

Financial Overview

We believe that the growth and scale of our user base are primary drivers of our business. Our user base has grown rapidly since we were founded in 2003. From the three months ended June 30, 2009 to the three months ended June 30, 2010, we grew our average monthly connected users by 36%, from 91 million to 124 million.

The growth in our user base has translated into revenue growth. Our net revenues have historically been driven by the increasing use of our SkypeOut product, which enables Skype users to make low-priced calls to landlines and mobile devices on a pay-per-minute or subscription basis. Users of our paid communications services products, including SkypeOut, pay us in advance of their use of our products, and the growing popularity of our subscription-based products is providing us with more predictability of our future revenues.

Our primary costs associated with our net revenues are costs incurred by us to have SkypeOut calls connected, or “terminated,” on a landline or wireless network. As we have grown our business and entered into agreements with more telecommunications carriers to connect SkypeOut calls, we have been able to negotiate lower termination costs. As a result, cost of net revenues relating to our SkypeOut product has been increasing at a slower rate than our net revenues from the product, enabling us to improve our gross margin.

We believe our business is also characterized by low operating expenditures. In particular, our business and user communities benefit from network effects, whereby Skype products become more valuable as more people use them, thereby creating an incentive for existing users to encourage new users to join. As more users join and attract others, Skype creates more value for users, thereby increasing engagement. These positive network effects have helped us grow our user base and establish Skype as a well-recognized brand in Internet communication, without requiring us to make significant investments in sales and marketing activities.

Our relatively low capital expenditures are primarily due to the “peer-to-peer” architecture that enables our software platform and leverages the network resources of our users to connect them. This architecture provides us with a significant cost advantage because we are not required to build or maintain a physical communications network, such as a wire or fiber optic network or cellular infrastructure. As a result, we can add new users and provide them with a wide range of products at minimal incremental cost to us, allowing us to offer many of our products for free. Furthermore, we have relatively low cash tax expense, expressed as a percentage of our income or loss before income taxes.

Summary Financial Data

The following summary financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” our audited consolidated financial statements as of December 31, 2009 and for the Successor period from November 19, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to November 18, 2009, as of and for the Predecessor year ended December 31, 2008 and for the Predecessor year ended December 31, 2007, as well as our unaudited interim condensed consolidated financial statements as of and for the six month Successor period ended June 30, 2010 and for the six month Predecessor period ended June 30, 2009, and their respective notes included elsewhere in this prospectus.

On November 19, 2009, Skype Global acquired the Communications business segment of eBay, which consisted of the assets and liabilities of the Skype Companies (which we refer to as the “Skype Acquisition”). As a result of the Skype Acquisition, the financial results for the year ended December 31, 2009 have been presented for the Predecessor for the period from January 1, 2009 to November 18, 2009, and for the Successor for the period from November 19, 2009 to December 31, 2009.

In addition, on October 14, 2005, eBay acquired the Skype Companies (with the exception of Skype Holdings, which eBay formed to consummate the acquisition in 2005; one of the Skype Companies, Sonorit, which eBay acquired in April 2006; and certain indirect subsidiaries of Skype Global incorporated subsequent to the acquisition by eBay) (which we refer to as the “eBay Acquisition”). Accordingly, the summary financial results for the year ended December 31, 2005 have been presented for the pre-eBay predecessor entity (which we refer to as the “Pre-eBay Predecessor”) prior to the eBay Acquisition for the period from January 1, 2005 to October 13, 2005 and for the Predecessor following the eBay Acquisition for the period from October 14, 2005 to December 31, 2005.

Our summary statement of operations data and cash flows data for the Predecessor years ended December 31, 2008 and 2007, for the Predecessor period from January 1, 2009 to November 18, 2009 and for the Successor period from November 19, 2009 to December 31, 2009, have been derived from audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are included elsewhere in this prospectus. See Note 2 to our consolidated financial statements to understand the basis of presentation of our consolidated financial statements during the Predecessor and Successor periods. The summary statement of operations data below for the Pre-eBay Predecessor period from January 1, 2005 to October 13, 2005, for the Predecessor period from October 14, 2005 to December 31, 2005 and for the Predecessor year ended December 31, 2006, are derived from unaudited financial statements that were prepared on the basis of U.S. GAAP. The summary statement of operations data below as of and for the six month Successor period ended June 30, 2010 and for the six month Predecessor period ended June 30, 2009 are unaudited and have been prepared under U.S. GAAP.

The Skype Acquisition was accounted for as a business combination using the acquisition method and resulted in a new basis of accounting in the acquired Skype Companies. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair value at the acquisition date on November 19, 2009. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill (see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for further information). The vertical lines separating the Successor, Predecessor and Pre-eBay Predecessor financial data in this prospectus are included to highlight the lack of comparability between these accounts due to the period durations and new basis of accounting resulting from the Skype Acquisition and the eBay Acquisition, respectively.

For presentation purposes, we refer in this prospectus to the Predecessor’s combined financial statements and the Successor’s consolidated financial statements collectively as our “consolidated financial statements.”

Summary Statement of Operations Data from 2005 to 2009

	Pre-eBay Predecessor	Predecessor					Successor
	January 1 to October 13, 2005	October 14 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009
	(thousands of U.S. dollars, except share data)
Summary Statement of Operations Data:
Net revenues:	$47,076	$24,809	$193,696	$381,551	$551,364	$626,458	$92,445
Cost of net revenues(1)	33,729	17,842	140,107	228,638	290,053	293,533	44,836	(2)

Gross profit	13,347	6,967	53,589	152,913	261,311	332,925	47,609

Operating expenses:
Sales and marketing(1)	14,200	13,097	59,787	67,195	85,630	111,029	17,267
Product development(1)	5,027	6,536	38,900	22,078	31,124	34,993	5,809
General and administrative(1)(3)	11,588	5,787	37,865	41,169	51,863	50,208	113,284	(4)
Amortization of acquired intangible assets	—	13,694	60,156	65,514	69,832	55,453	13,284	(2)
Litigation settlement	—	—	—	—	—	343,826 (5)	—
Impairment of goodwill	—	—	—	1,390,938 (6)	—	—	—

Total operating expenses	30,815	39,114	196,708	1,586,894	238,449	595,509	149,644

(Loss)/income from operations	(17,468)	(32,147)	(143,119)	(1,433,981)	22,862	(262,584)	(102,035)
Interest income and other (expense), net	272	493	2,029	5,303	10,297	(2,549)	5,492
Interest expense	—	—	—	—	—	—	(10,387	)(7)

(Loss)/income before income taxes	(17,196)	(31,654)	(141,090)	(1,428,678)	33,159	(265,133)	(106,930)
Income tax (benefit)/expense	1,141	(2,380)	(22,044)	(23,342)	(8,447)	3,950	(7,209)

Net income (loss)	$(18,337)	$(29,274)	$(119,046)	$(1,405,336)	$41,606	$(269,083)	$(99,721)

Basic and diluted net loss per share (Class A through J):(8)							$(10.59)
Weighted number of shares, basic and diluted (Class A through J):(8)							9,414,600

(1)	Figures for the periods shown below include stock-based compensation expense as follows:

	Pre-eBay Predecessor	Predecessor					Successor
	January 1 to October 13, 2005	October 14 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009
	(thousands of U.S. dollars)
Cost of net revenues	$—	$—	$2,141	$200	$(145)	$331	$6
Sales and marketing	2,897	7,681	10,247	1,953	4,570	8,564	111
Product development	4,024	4,658	13,303	3,883	5,443	2,910	92
General and administrative	1,561	2,980	7,378	4,233	2,958	2,680	52

Total	$8,482	$15,319	$33,069	$10,269	$12,826	$14,485	$261

(2)

Cost of net revenues and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 include $4.2 million and $13.3 million of amortization costs, respectively, relating to the amortization of the intangible assets acquired in the Skype Acquisition. The increase from the Predecessor period is a result of the Skype Acquisition, whereby the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009.

(3)

The consummation of this offering will trigger payments under management services agreements entered into in connection with the Skype Acquisition in aggregate amount of $            million. See “Certain Relationships and Related Party Transactions—Management Service Agreements.”

(4)	This amount includes $98.7 million of transaction fees and expenses incurred in connection with the Skype Acquisition.
(5)

This amount represents the net charge incurred by us in connection with the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users. For more information regarding this settlement and the Joltid Transaction generally, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations,” “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(6)

This amount represents the impairment in 2007 of the goodwill recorded in connection with our acquisition by eBay in 2005. As a result of the assessment in 2007 that the carrying value of that goodwill exceeded its fair value, an impairment charge of $1.4 billion was recorded. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Impairment of Goodwill” and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)

This amount represents the net interest expense, including amortization of original issuance discount and deferred financing cost, incurred for the Successor period from November 19, 2009 to December 31, 2009 in connection with the indebtedness incurred to finance the Skype Acquisition, as described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(8)

Per share information is not provided for the Predecessor periods from October 14, 2005 to November 18, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies. In addition, we have not provided per share information for the Pre-eBay Predecessor period as the information does not provide a meaningful comparison to the operations of the entity subsequent to the eBay Acquisition in 2005 or the Skype Acquisition in 2009.

Summary Statement of Operations Data for the Six Month Successor Period ended June 30, 2010 and the Six Month Predecessor Period ended June 30, 2009

Results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results of operations that may be achieved for the entire year.

	Predecessor	Successor
	Six months ended June 30, 2009	Six months ended June 30, 2010
	(thousands of U.S. dollars, except share data)
Net revenues:	$324,838	$406,170
Cost of net revenues(1)	161,138	199,820	(2)

Gross profit	163,700	206,350
Operating expenses:
Sales and marketing(1)	57,343	70,998
Product development(1)	20,549	29,950
General and administrative(1)	23,681	46,824
Amortization of acquired intangible assets	31,147	57,154	(2)

Total operating expenses	132,720	204,926
Income (loss) from operations	30,980	1,424
Realized loss on amended credit agreement	—	(13,513	)(3)
Interest income and other (expense), net	(6,119)	31,330
Interest expense	—	(35,606	)(4)

(Loss)/income before income taxes	24,861	(16,365)
Income tax expense / (benefit)	2,327	(29,486)

Net income	$22,534	$13,121

Basic and diluted net income per share (Class A through I):(5)		$—
Basic and diluted net income per share (Class J):(5)		$13.88
Weighted number of shares, basic and diluted (Class A through I):(5)		8,486,873
Weighted number of shares, basic and diluted (Class J):(5)		942,986

(1)	Includes stock-based compensation expense as follows:

	Predecessor	Successor
	Six months ended June 30, 2009	Six months ended June 30, 2010
	(thousands of U.S. dollars, except share data)
Cost of net revenues	$369	$51
Sales and marketing	3,705	1,722
Product development	3,309	813
General and administrative	1,453	495

Total	$8,836	$3,081

(2)

Cost of net revenues and amortization of acquired intangible assets for the Successor six months ended June 30, 2010 include $18.1 million and $57.2 million of amortization costs, respectively, relating to the amortization of the intangible assets acquired in the Skype Acquisition. The increase from the comparable period in 2009 is a result of the Skype Acquisition, whereby the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009.

(3)

This amount represents the expense incurred in connection with the amendment of our Amended Five Year Credit Agreement in February 2010, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(4)

This amount represents the net interest expense, including amortization of original issuance discount and deferred financing cost, incurred for the six months ended June 30, 2010 in connection with the outstanding indebtedness incurred to finance the Skype Acquisition, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(5)

Per share information is not provided for the Predecessor six months ended June 30, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

Summary Balance Sheet Data

Our consolidated balance sheet data as of June 30, 2010 is presented:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale of ADSs by us in this offering at an assumed initial public offering price of $             per share, which is the mid-point of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the payment of approximately $             million to certain of our shareholders upon the consummation of this offer in connection with the termination of our management service agreements with them, and the application of such net proceeds as described under “Use of Proceeds.”

	As of June 30, 2010
	Actual		As adjusted(1)
	(thousands of U.S. dollars)
Summary Balance Sheet Data:
Cash and cash equivalents	$85,493
Total current assets	182,586
Property and equipment, net	19,252
Goodwill	2,372,779	(2)
Intangible assets, net	712,903	(3)
Total assets	3,312,817

Accrued expenses and other current liabilities	99,548
Deferred revenue and user advances	150,250
Total current liabilities	317,272
Long term debt	690,107	(4)
Total liabilities	1,058,463
Total shareholders’ equity	2,254,354
Total liabilities and shareholders’ equity	$3,312,817

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $            per share, the midpoint of the range reflected on the cover page of this prospectus, would increase or decrease, as applicable, our cash and cash equivalents, total current assets, total assets, total shareholders’ equity and total liabilities and shareholders’ equity by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	This amount represents the excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities in the Skype Acquisition, which has been recorded as goodwill.
(3)

This amount represents the identifiable intangible assets acquired in connection with the Skype Acquisition and the Joltid Transaction. As a result of the Skype Acquisition, the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of June 30, 2010.

(4)

This amount represents the outstanding amount as of June 30, 2010 of long-term debt incurred to finance the Skype Acquisition, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Summary Cash Flow Data

	Predecessor				Successor		Predecessor	Successor
	Year ended December 31, 2007		Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009		Six months ended June 30, 2009	Six months ended June 30, 2010
	(thousands of U.S. dollars)
Summary Cash Flow Data:
Net cash provided by (used in) operating activities:	$80,220		$148,801	$128,049	$(150,913	)(2)	$93,976	$64,830
Net cash provided by (used in) investing activities:	(536,020	)(1)	(4,964)	(11,733)	(1,958,981	)(3)	(5,264)	(12,869)
Net cash provided by (used in) financing activities:	468,354	(1)	13,305	(263,302)	2,082,013	(4)	—	(67,234	)(5)

(1)

This amount primarily reflected a $530.3 million cash payment by eBay pursuant to an earn-out settlement agreement with certain former shareholders of the Pre-eBay Predecessor and the earn-out representative. Financing activities to finance this payment resulted in a corresponding increase in net cash provided by financing activities.

(2)

This amount was impacted by outgoing cash payments of $94.4 million in connection with the Joltid litigation settlement as part of the Joltid Transaction. For more information see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus. In addition, net cash of $98.7 million was also paid as fees and expenses in connection with the Skype Acquisition.

(3)

This amount includes $1.9 billion in cash paid to eBay as a portion of the consideration in the Skype Acquisition. In addition, $34.6 million was paid to acquire intangible assets as part of the Joltid Transaction we entered into prior to the Skype Acquisition.

(4)

This amount includes $681.7 million net proceeds from indebtedness incurred in connection with the Skype Acquisition and $1.4 billion in net cash proceeds from the issuance of common stock in the Skype Acquisition.

(5)

This amount primarily reflects the refinancing of our Amended Five Year Credit Agreement and the contemporaneous repayment of the entire $125.0 million outstanding payment-in-kind loan agreement with eBay.

Key Metrics

We monitor certain key operating metrics that we believe drive our financial performance, including net revenues, and that we use to measure usage during different periods of the year to manage our business and to help identify potential fraudulent activities. These metrics are derived from our operational systems, as opposed to our financial reporting systems. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics, enhance our operational systems to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user metric is subject to a degree of overstatement. Other metrics are subject to uncertainties and inaccuracies and may be overstated or understated. For more information, see “Risk Factors—The number of our registered users overstates the number of unique individuals who register to use our products,” “—Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products” and “—Our paying user and communications services billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.”

For details of how we calculate each of these metrics, as well as certain key assumptions relating to these metrics, see “Selected Financial Data—Key Metrics.”

The table below shows our registered users as of the relevant dates specified below as well as the average monthly connected users and average monthly paying users for the three months ended on the relevant dates specified below:

	As of or for the three months ended, as applicable,
	December 31, 2007	December 31, 2008	December 31, 2009	June 30, 2009	June 30, 2010
	(millions)
Registered users(1)	217	325	474	397	560
Average monthly connected users(2)	52	75	105	91	124
Average monthly paying users	4.6	5.8	7.3	6.6	8.1

(1)

Our registered users number as of December 31, 2007, 2008 and 2009 includes 3 million, 17 million and 20 million, and as of June 30, 2009 and 2010 includes 19 million and 20 million users, respectively, who registered through their MySpace account. We believe that MySpace registered users are infrequent users of Skype products. We have notified MySpace that we do not intend to renew the contract, through which users can register through MySpace, when it expires on November 27, 2010. The registered users number in the table above excludes users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited; the number of users that registered through Tel-Online Limited amounted to 59 million, 80 million and 86 million as of December 31, 2007, 2008 and 2009, respectively, and 83 million and 88 million users as of June 30, 2009 and 2010, respectively.

(2)

Our average monthly connected users number for the three months ended December 31, 2007, 2008 and 2009 includes 1 million, 4 million and 2 million, and for the three months ended June 30, 2009 and 2010 includes 3 million and 1 million users, respectively, who registered through their MySpace account. We believe that MySpace connected users are infrequent users of Skype products. We have notified MySpace that we do not intend to renew the contract, through which users can register and connect through MySpace, when it expires on November 27, 2010. The average monthly connected users number in the table above excludes users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited; the average monthly connected users that connected through Tel-Online Limited amounted to 4 million, 3 million and 2 million for the three months ended December 31, 2007, 2008 and 2009, respectively, and 2 million users for both the three months ended June 30, 2009 and 2010.

The table below shows average communications services revenue per paying user, which represents our net revenues derived from our communications services products for the relevant period divided by the average paying users for such period:

	For the year ended December 31,			ANNUALIZED,(1) based on data for the six months ended June 30,
	2007	2008	2009	2009	2010
	(U.S. dollars)
Average communications services revenue per paying user	$81	$102	$98	$94	$96

(1)

For purposes of comparison on an annual basis, the average communications services revenue per paying user for the six months ended June 30, 2009 and 2010 has been converted into annualized figures for the years 2009 and 2010 based on the six month net revenues in those years.

The table below shows our communications services billing minutes and Skype-to-Skype minutes for each of the periods presented:

	For the year ended December 31,			For the six months ended,
	2007	2008	2009	June 30, 2009	June 30, 2010
	(billions)
Communications services billing minutes	4.1	6.9	10.7	5.0	6.4
Skype-to-Skype minutes	43.4	65.5	113.0	49.1	88.4

Adjusted EBITDA

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use Adjusted EBITDA as a non-GAAP performance measure. We present Adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. Adjusted EBITDA, as we present it, represents net income before income tax (benefit)/expense, interest expense, interest income and other (expense), net, depreciation and amortization, further adjusted for the following additional items:

•	Stock-based compensation expense;

•	Impairment of goodwill;

•	Realized loss upon amendment of our Five Year Credit Agreement;

•

Costs we incurred as a result of the Skype Acquisition, such as external transaction costs, payments under management services agreements with shareholders of Skype, transition services agreement costs payable to eBay and cash bonuses to certain Skype employees;

•	Litigation settlement costs;

•	Separation cost incurred subsequent to the Skype Acquisition; and

•	Foreign exchange gains and losses prior to invoice receipt.

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. In particular:

•

Unless reconciled to our pro forma net income, Adjusted EBITDA is not a pro forma measure, nor does it purport to represent what our consolidated results of operations would have been had the Skype Acquisition not occurred or occurred on a different date;

•	Adjusted EBITDA is not indicative of our future consolidated results of operations;

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA does not reflect our tax expense; and

•	Others may calculate Adjusted EBITDA differently than we do and these calculations may not be comparable to our Adjusted EBITDA metric.

The following table reconciles our Adjusted EBITDA for the Predecessor years 2007, 2008, for the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009, the pro forma year 2009, and each of the six months ended June 30, 2009 (Predecessor and pro forma) and 2010 to the nearest U.S. GAAP performance measure, which is net income (loss):

	Year ended December 31,			Predecessor Jan 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009(1)			Predecessor 2009	Pro forma 2009(1)	Successor 2010
	(thousands of U.S. dollars)
Net (loss)/income	(1,405,336)	41,606	(417,547)	(269,083)	(99,721)	22,534	(46,440)	13,121
Income tax (benefit)/ expense	(23,342)	(8,447)	(21,398)	3,950	(7,209)	2,327	(24,380)	(29,486)
Interest expense	—	—	89,643	—	10,387	—	44,527	35,606
Interest income and other expense, net	(5,303)	(10,297)	(2,942)	2,549	(5,492)	6,119	6,119	(31,330)
Depreciation and amortization	73,303	75,534	156,543	60,649	18,400	33,571	77,639	79,234
Stock-based compensation	10,269	12,826	14,746	14,485	261	8,836	8,836	3,081
Impairment of goodwill	1,390,938	—	—	—	—	—	—	—
Realized loss on credit agreement	—	—	—	—	—	—	—	13,513
Management Services Agreements with shareholders(2)	—	—	14,177	—	1,685	—	7,086	7,294
Skype Acquisition transaction fees(3)	—	—	—	—	98,715	—	—	—
Skype Acquisition transaction bonuses(4)	—	—	—	3,647	—	—	—	—
Transition Services Agreement(5)	—	—	1,118		1,118	—	—	2,111
Excluded bonus(6)	—	—	1,755	144	1,611	—	—	6,107
Joltid litigation settlement(7)	—	—	343,826	343,826	—	—	—	—
Other litigation settlements(8)	—	(410)	2,928	2,928	—	—	—	(784)
Separation costs(9)	—	—	2,054	873	1,181	—	—	5,166
Foreign exchange gains and losses prior to invoice receipt(10)	—	(334)	(8)	(1,140)	1,132	1,849	1,849	12,118

Adjusted EBITDA	40,529	110,478	184,895	162,828	22,068	75,236	75,236	115,751

(1)	See “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto included elsewhere in this prospectus to understand how pro forma net income was computed.
(2)

In connection with the Skype Acquisition, we entered into management service agreements with certain of our shareholders and their affiliates, which provide for the payment of periodic monitoring fees for management, financial, consulting and other advisory services provided by them to us after completion of the Skype Acquisition. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

(3)	This amount represents the external transaction fees and expenses incurred in connection with the Skype Acquisition.
(4)	This amount represents cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition.
(5)

Our indirect subsidiary, Skype Technologies S.A., entered into a transition services agreement with eBay pursuant to which eBay has agreed to provide us certain transition services in connection with the conduct of our business. The initial term is one year from the date of the Skype Acquisition, except for customer service applications support, the term for which was six months. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Transition Services Agreement.”

(6)

In conjunction with the Skype Acquisition, a special cash pool was funded to reward eligible Skype employees. Employees are eligible to receive a bonus based on continued employment that will vest on the one-year anniversary of the Skype Acquisition. The total estimated value of the awards to be granted and funded is $ 10.0 million and was recorded as an asset in the opening balance sheet of the Skype Companies and is being amortized as compensation expense based on the actual value of the award that is estimated to vest. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Cash Pool.” In addition, certain employees are eligible for bonus payments that will vest prior to or on one-year anniversary of the Skype Acquisition based on the successful achievement of certain strategic initiatives outlined by the Company in conjunction with our separation from eBay.

(7)

This amount represents the net charge incurred by us in connection with the settlement by us and eBay of a dispute with Joltid over our use of peer-to-peer communication technology. For more information about the Joltid Transaction, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations”, “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(8)

Reflects additional losses or (gains) we recorded related to litigation settlements other than the Joltid Transaction discussed above. See “Business—Legal Proceedings” for a discussion of other legal and regulatory proceedings, disputes and regulatory inquiries related to our business.

(9)

Separation costs primarily relate to external service provider fees for strategic projects aimed at building processes for scaling the Company subsequent to the Skype Acquisition, establishing new employee benefit structures and compensation programs and planning for the implementation of our stand alone IT infrastructure, as well as tax, legal and other consulting fees related to our separation from eBay.

(10)

Under U.S. GAAP, foreign currency gains and losses arising from the re-measurement of monetary assets and liabilities into our functional currencies (“foreign currency gains and losses”) are recorded in our statements of operations as a component of interest income and other (expense), net. As indicated above, we remove the total amount of interest income and other (expense), net from our calculation of Adjusted EBITDA. However, we do include in Adjusted EBITDA the foreign currency gains and losses arising between the date of initial expense recognition and the date of invoice receipt, at which point we believe management has less control over foreign currency gains and losses.

RISK FACTORS

An investment in our ordinary shares or ADSs involves a high degree of risk. Before making an investment in our ordinary shares or ADSs, you should carefully consider the following risks, as well as the other information contained in this prospectus. Any of the risks described below and elsewhere in this prospectus could materially harm our business, prospects, financial condition and results of operations. The risks described below are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial could also materially harm our business, prospects, financial condition and results of operations. As a result, the trading price of our ordinary shares or ADSs could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We may not maintain recent rates of net revenue growth.

Although our net revenues have increased substantially over the last few years, we may not be able to maintain historical rates of net revenue growth. We believe that our continued growth will depend, among other factors, on our ability to:

•	attract new users, convert connected users into paying users, keep existing paying users actively using our paid products, and increase purchases of our paid products by our paying users;

•	develop new sources of revenue from our users and other customers, such as business users;

•	react to changes in consumer access to and use of the Internet;

•	expand into new market segments and integrate new devices, platforms and operating systems;

•	increase the awareness of our brand across geographies;

•	provide our customers with a superior user experience, customer support and payment experiences; and

•	maintain effective and integrated payment processing capabilities.

However, we cannot assure you that we will successfully implement any of these steps.

We may not maintain profitability.

We reported net income of $13.1 million for the six months ended June 30, 2010, a net loss of $269.1 million in the period from January 1, 2009 to November 18, 2009, a net loss of $99.7 million in the period from November 19, 2009 to December 31, 2009, a pro forma net loss of $417.5 million during the year ended December 31, 2009 (including litigation settlement expenses in the net amount of $343.8 million incurred in connection with the Joltid Transaction and excluding expenses of $98.7 million related to the Skype Acquisition), net income of $41.6 million in 2008 and a net loss of $1.4 billion (including a goodwill impairment charge of $1.4 billion) in 2007. We reported an accumulated deficit of $86.6 million as of June 30, 2010. We may incur net losses again and cannot assure you that we will be profitable in the future or that, if we are, we will be able to maintain profitability. We believe that our profitability will depend, among other factors, on our ability to:

•	increase or maintain our net revenues (see “—We may not maintain recent rates of net revenue growth.”);

•

manage the costs of our business, including the costs associated with maintaining and developing our software and products and expanding our products to business users, termination costs, customer support and product expansion into new jurisdictions;

•	manage the costs associated with regulatory compliance;

•

meet the challenge imposed by the intensely competitive nature of our business, including competition from large, well-established Internet companies, telecommunications companies and hardware-based voice over Internet protocol providers and, as we enter into new business areas, small and medium-size enterprise telecommunication services providers;

•

successfully complete our separation from eBay and establish ourselves as a standalone entity following the termination of the Transition Services Agreement with eBay in November 2010 (subject to any extension); and

•	maintain our current tax position.

The rate at which we add registered, connected and paying users may decline. In addition, we may fail to successfully convert connected users into paying users.

In 2009, 149 million new users registered a Skype username, and we grew our average monthly connected users by 30 million users for the three months ended December 31, 2009 compared to the same period in 2008. See, however, “—The number of our registered users overstates the number of unique individuals who register to use our products” and “—Our connected user metric is subject to uncertainties and may overstate the number of users who actively use our products.” We may fail to attract new registered users at an equivalent rate in the future. Furthermore, we lose connected users in the ordinary course of business. As a result, we need to acquire new connected users on an ongoing basis just to maintain our existing level of connected users. We must also convert connected users into paying users. If we are unable to attract new registered users, retain them as connected users and convert non-paying users into paying users, our business, results of operations and financial position will suffer.

Our operating results may fluctuate. As a result, we may have difficulty forecasting net revenues and planning expenditures to support development of our operations. Fluctuations in our operating results may cause us to fail to meet or exceed the expectations of securities analysts or investors, which could cause the market price of our ADSs to decline.

Our operating results have varied on a quarterly basis during our operating history. Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control, including:

•

Currency fluctuations: Because we have substantial global operations, we transact in a number of currencies but report our financial results in U.S. dollars. As exchange rates may fluctuate significantly between reporting periods, our net revenues, expenses and operating results, when translated into U.S. dollars, may experience significant fluctuations between periods for reasons unrelated to our operating performance. We therefore face exposure to adverse movements in currency exchange rates. To the extent the U.S. dollar weakens against foreign currencies, our net revenues and expenses from foreign-currency-denominated operations, when reported in U.S. dollars, will increase. Similarly, our net revenues and operating expenses from foreign-currency-denominated operations will be lower to the extent the U.S. dollar strengthens against foreign currencies. In particular, to the extent the U.S. dollar strengthens against the euro and the British pound, our foreign net revenues will be reduced when reported in U.S. dollars. In addition, the currencies in which we incur cost of net revenues and operating expenses may not be the same as the currencies in which we sell products to our users and customers and generate net revenues. We also may receive payments in a different currency than the one in which we sell our products to our users or customers. We have only limited currency hedges in place.

•

Timing of product launches: Because we are a growing company and are seeking to develop and introduce new products, our net revenues may fluctuate due to our customers responding quickly to our new product offerings. Similarly, our costs fluctuate based on the level of investment in developing, marketing and/or launching products during a given quarter. For example, during any particular period, we may increase the number of employees or contractors to develop new products or launch marketing campaigns, which can increase costs significantly during that period.

•

Changes in our gross margin: Our gross margin (which we define as gross profit, or net revenues less cost of net revenues, divided by net revenues) can fluctuate in any given period due to a number of factors, including, without limitation, changes in product mix, user usage patterns and pricing, changes in termination costs for our SkypeOut product, and entry into or termination of commercial contracts. With respect to product mix, our subscription-based payment option has historically carried a lower margin than our pay-as-you-go payment option. As a result, changes in user behavior, including in how they prefer to pay for our products, has affected and could in the future affect our product mix and concentration, which could have a negative effect on our gross margin. We change our pricing from time to time, and we may need to decrease the price of our paid for products for a number of reasons, including competitive pressures. In addition, we incur termination costs in connection with our SkypeOut products. Under the contractual arrangements we have with our partners, our termination costs vary from time to time and, therefore, may increase while the net revenues corresponding to those costs may remain the same, resulting in a decreased gross margin. Moreover, in any given period we may enter into commercial contracts, such as product licensing agreements, or these agreements can be terminated, which can cause our net revenues to fluctuate and affect our gross margin.

•

Seasonality: Our business exhibits seasonality because many of our users reduce their use of our products with the onset of good weather during the Northern Hemisphere’s summer months and our users tend to use our products more in the fourth quarter during the holiday season resulting in weaker net revenue growth during the second and third quarter of the year. Furthermore, we experience significant spikes in the use of our products during significant holidays or world events, such as Christmas, the Chinese New Year or the recent volcanic eruption in Iceland.

•

Litigation: We have incurred, and may in the future incur, significant and unpredictable expenses in connection with litigation. In 2009, our results of operations were adversely affected by litigation settlement expenses in the net amount of $343.8 million incurred in connection with the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users, which we acquired as part of the Joltid Transaction. For more information, see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

Furthermore, it is difficult for us to forecast the level of our net revenues and gross margin. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Due to, among other things, our short operating history and the inherent difficulty in forecasting net revenues, it is also difficult to forecast expenses as a percentage of net revenues. Quarterly and annual expenses as a percentage of net revenues may be significantly different from historical or projected rates. In addition, our gross margin is difficult to predict due to changes in usage patterns, potential future sources of additional net revenues and future arrangements with third parties, which may include revenue sharing or other alternative pricing models.

In part as a result of the fluctuation in our results and uncertainty of our forecasts, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In that event, the trading price of our ADSs would almost certainly decline. In addition, fluctuations in our operating results may also make it more difficult for securities analysts and investors to assess the longer-term prospects and strength of our business at any particular point, which could lead to increased volatility in the price of our ADSs. Increased volatility could cause the price of our ADSs to suffer in comparison to less volatile investments.

We generate net revenues almost entirely from the use of our paid communications services products.

Many of our products are free. As a result, we have generated nearly all of our historical revenues from our paid communications services products, which are purchased by a small minority of our users. During the three months ended June 30, 2010, we generated on average net revenues from calls made by approximately 8.1 million paying users to landline or mobile phones. These paying users represented less than 7% of our average connected users during this period. If even a small percentage of our paying users cease paying for our products, this could have a significant impact on our net revenues.

In addition, we have historically derived a substantial portion of our net revenues from a single product—SkypeOut. For the pro forma year ended December 31, 2009 and for the six months ended June 30, 2010, 86% and 87% of our pro forma net revenues and net revenues, respectively, were derived from the use of SkypeOut. Due to this dependence on SkypeOut as our primary source of net revenues, we are subject to an elevated risk of reduced demand for our SkypeOut product.

Our other sources of net revenues, including our Skype for Business products and marketing services and licensing, are currently limited. We may face challenges as we seek to expand our sources of revenue. For example, the current version of our software does not include functionality to allow industry standard-sized advertisements to be delivered to our users via the Skype software client. Furthermore, even if certain versions of the Skype software client were able to deliver advertisements, we may face difficulty in successfully implementing advertising on certain platforms, such as mobile devices. Finally, our users may respond negatively to receiving advertisements through their Skype software client, which could negatively and materially affect user engagement, our Skype brand and our results of operations.

We have a short operating history and a relatively new business in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and increases the risk of your investment.

We have a short operating history with our communications services products, which were developed in connection with our launch in 2003. As a result, we have very little operating history for you to evaluate in assessing our future prospects. Also, we derive nearly all of our net revenues from Internet communications, which is a new industry that has undergone rapid and dramatic changes in its short history and is subject to significant challenges. We have expanded our headcount, facilities and infrastructure, including since the Skype Acquisition, and we anticipate that further expansion in certain areas will be required for us to operate as an independent public company and for the development of some of our businesses. For example, our number of employees and contractors increased from 640 people as of June 30, 2009 to 839 people as of June 30, 2010. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to address successfully these risks and difficulties, which could materially harm our business and operating results and reduce the price of our ADSs.

Goodwill and intangible asset impairment analysis may result in charges, which may be significant.

U.S. GAAP requires us to conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs that would indicate potential impairment. We are also required to evaluate finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these intangible assets may not be recoverable. Our limited operating history increases the risk of differences between projected and actual performance, which could substantially impact our future estimates of recoverability and fair value. In 2007, our results of operations were adversely affected by a charge of $1.4 billion for the impairment of goodwill. The impairment charge was determined by comparing the carrying value of goodwill in eBay’s Communications reporting unit with the implied fair value of the goodwill. Following the Skype Acquisition in 2009, we recorded the excess of the purchase price over tangible assets, identifiable intangible assets and assumed liabilities in the amount of $2.4 billion as goodwill, which is substantially higher than the goodwill in our Predecessor period financial statements. We may be required to write down the carrying value of goodwill based on the value of our business in the future. If we conclude that there is significant impairment of our goodwill as a result of any impairment analysis, we would be required to record corresponding non-cash impairment charges, which could negatively and materially affect our operating results and the market price of our ADSs.

The number of our registered users overstates the number of unique individuals who register to use our products.

We calculate registered users as the cumulative number of user accounts at the end of the relevant period. The actual number of registered users however is likely to be lower, potentially significantly, for two primary reasons. First, some legitimate users may register more than once and therefore have more than one account. For example, a user who has lost his or her original Skype Name or password may simply register again and create an additional account, or a user may create separate accounts for business and personal use. Second, we experience irregular registration activities, some of which we believe are the result of fraudulent activities that involve the creation of a significant number of spurious user accounts. See “—Failure to deal effectively with fraudulent transactions would increase our loss rate, could increase expenses, result in the loss of our ability to accept certain credit cards and harm our business.” The actual number of registered users includes users who we actively block from using our services due to our concerns of those users engaging in fraudulent activities. We do not validate information provided during the registration process and thus registration is not prohibited, even when we have indication that such user may engage in fraudulent activity. Instead, we limit the connection to our services of such registered users.

In addition, as of June 30, 2010, the number of registered users includes 20 million users who registered through their MySpace account. Such registration occurred automatically as part of the MySpace registration process, and as a result, the number of our registered users may overstate the number of users who actively decided to create a Skype account. We believe that users that have registered through MySpace are infrequent users of Skype products.

Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products.

We calculate connected users as the number of user accounts, averaged over a three month period, that log in to the Skype software client, either manually or automatically, in a given calendar month. We also include in connected users the number of users, averaged over a three month period, who have a valid Skype software certificate (for example, a mobile phone with the Skype software client installed) that is checked and has been validated during the past thirty days.

The number of connected users is subject to uncertainties and in some ways may overstate the number of users actively using our products during a given period. For example, for a number of our users, once a user has downloaded our software onto their device, the software will automatically be logged in to when the device is turned on, even if the customer takes no steps to affirmatively engage our software client after initial registration. In addition, the number of connected users also includes, for the three months ended June 30, 2010, one million users who connected during such period primarily as a result of signing into their MySpace account and who we believe are infrequent users of Skype products. We have notified MySpace that we do not intend to renew our contract arrangement with MySpace, through which users can register through MySpace, when it expires on November 27, 2010. It is currently uncertain whether users that connected to Skype through MySpace will continue to do so following the expiry of this contract.

Furthermore, a number of connected users in a given period includes the creation and use of spurious user accounts, because we count a new registered user as a connected user in the month of registration. While we have taken and will seek to continue to take steps, such as by requiring additional authentication steps, to reduce the ability of fictitious users to connect to the different versions of the Skype software client, and to prevent users from connecting to our system more than once, we cannot assure you that these measures will be effective in reducing the number of fictitious users or users who have connected more than once.

Our connected user metric is also subject to uncertainties because, in some cases, it can underestimate the number of users actively using our products during a given period. For example, users accessing Skype from behind a firewall may not be captured in our systems as connected users.

As a result, there is a degree of uncertainty in this metric because it can be influenced by different factors in the same period, sometimes with opposite effects.

Our paying user and communications services products billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.

We calculate paying users as the number of unique user accounts, averaged over a three month period, who make a successful SkypeOut call using Skype credit on a pay-as-you-go basis in a given calendar month or who had an active subscription at any time during such calendar month. We calculate communications services billing minutes as the cumulative number of minutes that Skype users were connected to our communications services products, which mainly comprise billing minutes related to SkypeOut calls to traditional fixed-line or mobile telephones during a relevant period. A user need not be logged into the Skype software client to be considered as having made a successful SkypeOut call or to register a billing minute; for example, the user may make a Skype-to-Go call or use Call Forwarding, which do not require users to log into the Skype software client themselves.

With respect to both the number of paying users and the number of communications services billing minutes, these metrics include users paying for our products and the billing minutes generated through fraudulent activities, such as stolen credit cards. Therefore, for any given month, in particular if we have been subject to a particular spike in fraudulent activity during that period, our paying user and communications services billing minutes may not accurately reflect the genuine number of paying users and communications services billing minutes during that period. See “—Failure to deal effectively with fraudulent transactions would increase our loss rate, could increase expenses, result in the loss of our ability to accept certain credit cards and harm our business.”

These metrics are also subject to a degree of inaccuracy for other reasons. These metrics are derived from our operational systems, not our financial systems, and we have identified certain instances in the past whereby these systems have not always accurately captured the number of paying users and communications services billing minutes. With respect to paying users, we seek to eliminate from our number of paying users any users who only made SkypeOut calls utilizing promotional, free Skype credit or promotional subscriptions services. With respect to communications services billing minutes, we seek to eliminate from this number minutes attributable to SkypeOut calls made utilizing promotional, free Skype credit or promotional subscriptions services, or other free calls. In both cases, our operational systems may fail to classify properly these users and minutes, and accordingly these metrics are subject to potential inaccuracies.

The peer-to-peer nature of our software architecture makes it difficult to determine certain operational metrics.

Because our software operates through a peer-to-peer architecture, it is difficult for us to determine with accuracy certain operational metrics with respect to non-paid products, such as free calling minutes or the percentage of calls including certain features like video. As a result, these metrics are intended as estimates only and may not be accurate. Due to the uncertainty surrounding these operational metrics, we may not take the most appropriate decisions for our business and operations or allocate our financial resources in an optimal manner.

Our industry is intensely competitive and if we do not compete successfully, we could lose market share, experience reduced revenues or suffer losses.

The market for our products is intensely competitive and characterized by rapid technological change, and we expect competition to intensify significantly in the future. In particular, some of our competitors have taken steps or may decide to more aggressively compete against us.

Our competitors include a variety of communication service and product providers, including Internet product and software companies, telecommunications companies and hardware-based voice over Internet protocol providers and, potentially, small and medium-size enterprise telecommunications services providers. Many of our competitors are substantially larger than we are and have substantially longer operating histories and substantially greater product development and marketing budgets and financial, human and other resources than we do. Some also have greater name and brand recognition and a larger base of customers or users than we have. They may be able to devote greater resources to develop, promote, and sell their products and to respond quickly to new technologies and changing consumer behavior. We may also face a disadvantage because we do not currently offer email, a product that is offered by many of our competitors. Our ability to compete successfully depends on our ability to achieve continual technological innovation and adapt to the evolving needs of our customers, but we cannot assure you that we will be successful in this regard.

Our primary competitors include:

•

Internet and software companies. We compete with divisions of large Internet and software companies, including Google, Microsoft, Apple and Yahoo!, which offer a selection of instant messaging, voice and video communications products to their users. Some of these competitors charge less than we do for voice calls and SMS text messages to landline and mobile devices to or from certain countries, and most have also historically offered free calling between their users. The leading Internet companies have very large networks of users, strong brands and significant resources. In addition, new Internet companies may choose to enter our market and integrate these products with their existing products. If Internet companies, particularly the large Internet companies with well-known brands and large user bases, choose to focus more of their resources on their communications products or otherwise enhance those products or if their users adopt those products instead of ours, this could, among other things, reduce the market for our products, increase competition for users and price competition or make our products obsolete, which could decrease our ability to attract new users or cause our current users to migrate to communications products offered by Internet companies. For example, Google has recently acquired Global IP Solutions, which has developed a real-time audio and video-over-Internet technology similar to ours. Google may use this technology to compete against us.

•

Telecommunications companies and hardware-based Voice over Internet Protocol (VoIP) providers. Although we are not a replacement for traditional telephone services, we compete with certain products and services offered by regulated telecommunications companies that provide landline, cable or wireless telecommunications products and hardware-based VoIP telecommunications providers that have recently begun to challenge incumbent telecommunication companies with respect to certain products in their regional markets. The telephone companies have historically dominated their regional markets due to their incumbent status and ability to offer features that we do not provide, such as emergency calling services and “bundled” services. We also compete with certain products offered by cable and satellite broadcast companies. All of these companies have the ability to offer bundled services to their large existing customer bases. For example, they can provide Internet access, television and landline and/or wireless voice communication at a price that would be lower than if the customer purchased those services separately. If the telecommunications companies with which we compete successfully introduce new products, offer bundled services at attractive prices or enhance their existing products, this could reduce the market for our products, increase competition for users and price competition, or make our products obsolete, which could impair our ability to attract new users or cause our current users to migrate to a telecommunications company. In addition, customers may be reluctant to use Internet-based communications instead of traditional telephony services because they may experience lower call quality, including static, echoes and delays in transmissions, as well as a higher rate of dropped calls. We also compete with wireless carriers, many of which have a strong retail presence and significant financial resources. Some consumers use wireless services to replace landline services. Many wireless companies also have a strong retail presence and have significant financial resources. Domestic and international telecommunications prices have decreased significantly over the last few years, and we anticipate that prices will continue to decrease. Users who select our products to take advantage of our prices may switch to another provider as the difference between prices diminishes or disappears, and we may be unable to use our price as a distinguishing feature to attract new customers in the future. In addition, we compete with hardware-based voice over Internet protocol providers, which have recently begun to challenge incumbent telecommunication companies in their regional markets through lower cost features and enhanced functionality. If these regional voice over Internet protocol providers are able to replace traditional telecommunications services in their region and offer products similar to ours, this could reduce the market for our products or increase price competition, which could decrease our ability to attract new users or cause our current users to migrate to those providers.

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Small and medium-size enterprise telecommunication services providers. As we develop and build out our business offering, we expect to compete increasingly with small and medium-size enterprise telecommunication services providers. Many of these services providers have a broad set of products and offer features we do not offer, such as email. In addition, some of these services providers have some of the most recognized brands in the business marketplace and incumbent status, including, in certain cases, long-term customer contracts. As a result, it may be difficult for us to compete with them.

One particular risk we face is that some of our competitors, particularly large incumbent telephone companies with significant financial resources, may attempt to gain significant market share from us by offering their communications products for free or at prices at or below the prices we charge, which would have a material adverse effect on our business. These and other competitors may elect to commence or intensify these forms of price competition at any time, including shortly after we complete this offering and, because many of these competitors have alternative sources of revenue, they may be able to sustain this price competition indefinitely. In addition, we expect our various communications competitors to continue to improve the performance of their current products and introduce new communications products, software, services and technologies. Some of our competitors have the ability to restrict or increase the price of access to our products and have done so. For example, in Germany, T-Mobile announced in April 2009 that it was blocking VoIP communications over its mobile network, and in June 2009 it introduced a fixed monthly fee for the option of using VoIP on its network. Many of our competitors offer email as part of their communications solution. We do not offer email, which may harm our ability to compete. If we are unable to compete effectively, our growth and ability to sell products at profitable margins could be materially and adversely affected. Going forward, as we enhance our communications product offerings, we may enter new markets and face competition from other companies.

In certain countries, companies with which we compete may be government owned, sponsored or supported, which may place us at a competitive disadvantage. For example, governments in these countries may require us to be regulated or may determine not to provide us with a necessary license. In addition, government owned, sponsored or supported companies may be able to obtain financing on terms more favorable than terms available to private companies such as us.

We are subject to proceedings that may jeopardize our exclusive use of the Skype brand.

We regard our brand as one of our most valuable assets. The unlicensed use of our brand by third parties could harm our reputation, cause confusion among our users, and severely undermine the value of our brand in the marketplace. In that regard, we have registered and are in the process of applying to register the “Skype” name and other related marks as trademarks and service marks in various jurisdictions. In the European Union and several other countries, some of our applications have received objections from the applicable trademark agency or have been opposed by third parties. In particular, in the European Union, India, Norway and Brazil, our applications in respect of the Skype name are being opposed by BSkyB plc., a British satellite broadcaster, Internet service and telephony service provider, or by one of its affiliates. These oppositions are based on BSkyB’s claimed rights with respect to the mark “SKY.” To date, we have successfully defended these oppositions in Switzerland and Turkey and to date have received a positive decision in Brazil. However, on

July 6, 2010, we received a negative first instance decision from the European Union trademark registry (OHIM) on BSkyB’s opposition proceeding against the Skype bubble logo trademark application. We intend to appeal this decision by submitting a notice of appeal to the OHIM Board of Appeal, and if necessary to the General Court at the Court of Justice of the European Community. If these oppositions to our application for trademark registration are ultimately successful, it will be more difficult for us to prevent third parties from using the Skype brand without our permission, which may have a material adverse effect on our business. Moreover, a successful opposition to our application in one or more countries might encourage BSkyB or other third parties to make additional oppositions or commence trademark infringement proceedings.

In addition, if BSkyB or other third parties were to pursue litigation to prevent our use of the Skype name or logo, defending against that litigation could be costly and time consuming even if we were ultimately to prevail. If we were not ultimately to prevail in any such litigation to prevent our use of the Skype name or logo, we could be precluded from using the Skype name or logo in one or more jurisdictions without obtaining a license from BSkyB or such other third parties, which license may not be available on commercially reasonable terms or at all, which could have a material adverse effect on our business.

In certain countries, such as China, Russia, Brazil and Indonesia, certain third parties have applied for and in some cases have been granted trademarks that are identical or similar to ours and, in certain instances, like in China, our trademark applications have faced preliminary refusals because there has been a third-party trademark application submitted prior to our application. In most cases, we are requesting a review of these preliminary refusals and are opposing and pursuing cancellation actions against those third-party trademarks and trademark applications. The loss, limitation or refusal of trademark protection for our brand in any jurisdiction could have a material adverse effect on our business.

We are subject to patent and other intellectual property litigation.

Our business is heavily reliant upon the quality of our products, which in turn are dependent on the underlying software and related technology, including communications technology. By its nature, software and related technology is heavily reliant on intellectual property including patents and trade secrets. Third parties have from time to time claimed, and it is likely that others will claim in the future, that we and/or our distributors or commercial partners have infringed their patents or other intellectual property rights. The application of patent law to the software industry is particularly uncertain because the time that it takes for a software-related patent to issue is typically lengthy, which increases the likelihood of pending patent applications claiming inventions whose priority dates may pre-date development of our own proprietary software. We are subject to patent disputes, and expect that we will increasingly be subject to patent infringement claims as our products and distribution model expand in market share, scope and complexity.

Intellectual property claims against us, whether meritorious or not, are time consuming and costly to resolve, could divert management attention and financial resources away from our daily business, could require changes in our methods of doing business or our products, could require us to enter into costly royalty or licensing agreements or to make substantial payments to settle claims or satisfy judgments, and could require us to cease conducting certain operations or offering certain products in certain areas or generally. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. While we believe that our products do not infringe in any material respect upon intellectual property rights of third parties, we cannot be certain that this is the case. In addition, in any potential dispute involving our patents or other intellectual property, our customers and distributors could also become the target of litigation. We have certain contractual obligations to indemnify our customers, distributors and commercial partners for liability that they may incur based on third party claims of intellectual property infringement for the use of our products or technology. For example, we distribute the Skype software client to makers of mobile and computer devices who preload the Skype software client with their products. In the event that any customer or distributor were subject to a claim that its use or distribution of our products infringed third party intellectual property rights, we may be responsible for the defense and costs of such claim, which could result in substantial expenses to us or could require us to modify or cease offering certain products in certain areas or generally. In addition, as a result of such claim, any such customer or distributor may decide not to use our products in the future, which could harm our results of operations or financial condition.

In 2009, we incurred a charge of $343.8 million in our results of operations resulting from the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users, which we acquired as part of the Joltid Transaction. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations” and “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

To the extent we are subject to litigation, there is a possibility that we may be adversely affected. If we are required to make substantial payments to settle legal proceedings or to satisfy any damages that might be awarded by a court, or if a court were to enter an injunction against us, any such requirement could have a material adverse effect on our consolidated financial position and results of operations or cash flows.

Finally, we may also face infringement claims from the employees, consultants, agents and outside organizations we have engaged to develop our technology. While we have sought to protect ourselves against such claims through contractual means, there can be no assurance that such contractual provisions are adequate, and any of these parties might claim full or partial ownership of the intellectual property in the technology that they were engaged to develop for us.

Certain of our technology is licensed from third parties.

We license technology for certain components of our products from third parties we do not control, such as certain codec licenses used for encoding and/or decoding digital data streams and messaging “middleware” licences (used to pass information between servers). Although we have contracts in place with our third party technology providers, there can be no assurance that the technology we license will continue to be available on commercially reasonable terms, or at all, in the future. While proprietary or open source alternatives may be available in some cases, transitioning to such alternatives may take time and be costly. The loss of existing licenses or the unavailability of such alternative technology could result in a decrease in the quality of our products or loss of the ability to provide our products until equivalent technology or suitable alternatives can be developed, identified, licensed and integrated. For example, we have certain in-bound licenses for video compression codecs and audio compression codecs, on which our products rely. Some of these in-licenses have a fixed term and may or not be renewed by the applicable licensor. If we were required to obtain or develop suitable alternatives, the costs associated with licensing or developing such alternatives could be high and the technical challenge of assuring “backward compatibility” with older versions of our technology may be difficult to overcome and could materially harm our business.

Our products and services rely on certain technical standards, among other things, for interoperability of communication of voice and video, including standards relating to audio and video compression standards, such as H.264 and G.729. These standards may be covered by patent rights held by third parties. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining such licenses could also be high if a holder of such patent rights brings a claim for patent infringement. While some such patent holders, based on their involvement with the standard setting organizations, may license relevant technology to us under reasonable and non-discriminatory terms, there can be no assurance that all necessary patent rights can be secured under such terms, and we may have to pay substantial royalties to secure such patent rights.

We may be unable to protect or enforce our own intellectual property rights adequately.

We regard the protection of our trademarks, service marks, copyrights, patents, domain names, trade dress, and trade secrets as critical to our success. We seek to protect our intellectual property rights by relying on national, supranational, state and common law rights, as well as a variety of administrative procedures. We also rely on confidentiality agreements and other contractual restrictions to protect our proprietary rights and intellectual property. These contractual arrangements and the other steps we have taken to protect our intellectual property, however, may not prevent misappropriation of our technology or deter independent development of similar technologies by others. For example, we rely on contractual and license agreements with our customers, distributors and users of our application programming interfaces in connection with their use of our products and technology, including “click-wrap” and “shrink-wrap” licenses with our end user customers, which are not negotiated or signed by individual licensees and therefore may be more difficult to enforce or even unenforceable in some jurisdictions. We cannot assure you that our contractual restrictions will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or will otherwise be protected.

We continue to pursue the registration of certain of our trademarks, service marks, patents, and domain names in the European Union, the United States and in certain other jurisdictions. Effective trademark, copyright, patent, domain name, trade dress, and trade secret protection may not be available in every country or jurisdiction in which our products may be made available, which may cause our business and operating results to suffer. Where effective protection is available, it may be very expensive to maintain and may require litigation, and even then may not be successful in preventing the misappropriation of our intellectual property or the development of similar technologies by others.

We aim to protect our trademarks from infringement by third parties. However, we evaluate each case independently and we may decide to take less stringent enforcement action, or in some cases, no action at all, based on the circumstances. This may dilute our trademark rights, and subject them to challenge or invalidation, which could harm our reputation, cause confusion among our users, and undermine the value of our trademarks in the marketplace. In the extreme case, this may result in abandonment of our trademarks in jurisdictions where we have not enforced our trademarks diligently.

Competitors and other third parties may purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs and in the header and text of the resulting sponsored link advertisements in order to divert potential customers to their websites. Preventing such unauthorized use is inherently difficult. If we are unable to protect our trademarks and confusingly similar terms from such unauthorized use, competitors and other third parties may continue to drive potential online customers away from our websites to competing websites, which could harm our reputation and cause us to lose revenue.

Third parties have registered domain names that contain the Skype trademark without our consent, and a small proportion of the Skype domain names are registered in the names of our former employees rather than in our name. While we are seeking to have these domain names transferred to us, we may not be successful and to the extent that Skype domain names are not under our control in certain countries, it could hinder our marketing efforts, cause confusion to our users and may harm our reputation in those countries if those domain names are used in ways unrelated to our business or in ways with which we would not agree.

A number of our patents expire between 2021 to 2026. If we are unable to obtain continuations of such patents upon their expiration, we will lose the benefit of exclusive use of the technology covered by these patents. In addition, we have patent applications pending in various jurisdictions, and we cannot assure you that our pending applications will be granted. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Further, the claims under any patents that issue from our applications may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to ours. It is also possible that the intellectual property rights of others will bar us from licensing and from exploiting any patents that issue from our pending applications. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or patents that issue from our applications may also be challenged by our competitors or others on the basis that they are otherwise invalid or unenforceable.

We may be unable to protect, or enforce our intellectual property rights in, our source code adequately.

Protection of our source code is very important to us. We protect our source code as a trade secret and as a copyrighted work. We distribute our products in object code, which is a form of computer software that is executed by computers and does not reveal the structure or logic of the programming performed by humans. Our agreements with our customers prohibit reverse engineering of the object code to get access to the source code. Nevertheless, a third party might try to reverse engineer or otherwise obtain and use our source code without our permission. The steps taken by us to protect our source code may not be adequate to prevent misappropriation. In addition, the laws of some countries in which we sell our product may not protect software and intellectual property rights to the same extent as the laws of the United States. Unauthorized copying, use or reverse engineering of our products could have a material adverse effect on our business, financial condition and results of operations.

Some of our Skype software client includes open source code for ancillary capabilities. However, we believe that there is no obligation to make available or redistribute other components of the Skype software as a result of the inclusion of such open source code. In the event that our software includes open source code which does in fact introduce such obligations, we may be required to freely provide source code for our products to the extent that such code is a derivative work of the open source code for others to use, modify and redistribute according to the open source code license. The terms of many open source licenses have not been interpreted by U.S. and other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. If we were found to have violated an open source license, the copyright holder for the corresponding open source software may be able to obtain injunctive relief and/or monetary damages against us. In addition, open source licenses generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Thus, we may have little or no recourse if we become subject to infringement claims relating to the open source software that we might use or if such open source software is defective in any manner.

If our business were deemed to be a regulated telecommunications business in one or more jurisdictions, it would significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.

We operate as a software company and not as a regulated telecommunications company. We are subject to the risk that, due to changes in communications, e-commerce and other similar laws and regulations or in the application, interpretation or enforcement of both existing and future communications, e-commerce and other similar laws and regulations, we may be required to comply with communications, e-commerce and other similar laws and regulations in one or more jurisdictions. In addition, we are continually seeking ways to improve our products and offer them across multiple communication platforms, which may involve from time to time upgrades or changes in the technological infrastructure on which our products are based and which could result in subjecting our activities to greater regulation in multiple jurisdictions. For example, the rolling out of our Skype for Business suite of products in the United States may subject us to a greater risk of regulatory oversight in this country. If we are required to comply with communications, e-commerce and other similar laws and regulations, we would need to meet a number of obligations, which could vary from jurisdiction to jurisdiction, including new or enhanced compliance in the following areas:

•	licensing and notification requirements;

•	emergency calling requirements, including enhanced emergency calling through multi-line telephone systems;

•	universal service fund contribution requirements;

•	lawful interception or wiretapping requirements;

•	privacy and data retention and disclosure requirements;

•	limitations on our ability to use encryption technology;

•	disability access requirements;

•	consumer protection requirements and local dispute resolution requirements;

•	requirements related to customer support;

•	quality of service requirements;

•	provision of numbering directories;

•	numbering rules, including portability requirements;

•	directory and operator services; and

•	access and interconnection obligations.

If we are required to comply with communications, e-commerce and other similar laws and regulations in one or more jurisdictions, it could have the following effects, among others:

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the cost and general impact of compliance would be substantial, may require significant investments and organizational changes and may erode or eliminate our pricing advantage over competing forms of communication and, potentially, our ability to compete effectively;

•	the cost of compliance may adversely affect our operating margins or profitability or result in net losses;

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compliance may require us to make certain fundamental and potentially detrimental changes to the products we offer and the way we conduct business in certain states, countries or other regions, including withdrawing products and withdrawing from markets;

•	compliance may be technically difficult or impossible;

•	we may need to change our distribution, marketing and sales activities;

•	we may need to terminate or restructure partnerships and other commercial agreements;

•	we may need to establish a local presence in any given jurisdiction, sell our products through such local entity and be required to pay new or increased taxes in that jurisdiction;

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we may become subject to additional local laws and regulations by virtue of being subject to communication and other similar laws and regulations, and compliance with those additional laws and regulations may be costly and adversely affect our business; and

•	we would need to increase our headcount.

The regulation of Internet communications products is currently uncertain, which poses risks for our business from changes in laws, regulations, interpretation or enforcement of existing laws or regulations.

The current regulatory environment for Internet communications products is uncertain. Many laws and regulations were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the specific issues associated with the Internet and related technologies. Laws that do reference the Internet are being interpreted by the courts and regulatory agencies, but their applicability and scope remain largely uncertain and are subject to statutory or interpretive change. We cannot be certain that we, our partners or our users are currently in compliance with regulatory or other legal requirements in the numerous countries in which Skype is used. Our failure, or the failure of those with whom we transact business or to whom we license our software, to comply with existing or future regulatory or other legal requirements could materially adversely affect our business, financial condition and results of operations. Regulators disagree or may disagree with our interpretations of existing laws or regulations or the applicability of such laws or regulations to our business, or they may alter their view of the products we provide, due to a change in laws, regulations or interpretation of existing laws or regulations or otherwise. Due to the uncertainty of the regulatory status of Internet communications products in many jurisdictions worldwide, we frequently must respond to inquiries and requests from regulators about our regulatory status, which may mobilize internal resources and be time-consuming and costly.

For example, authorities in Sweden ruled in 2009 and confirmed in 2010 that we were a provider of electronic communications services in Sweden and, therefore, subject to a local notification obligation. While we disagree with the ruling of the Swedish authorities, we are however making a number of changes as to how we offer our products to Swedish users in response to the Swedish ruling. In addition, the telecommunications regulatory authority in Austria formally ruled in 2007 and again in 2008, that provision of the SkypeOut product should be suspended in Austria until we register as an electronic communications services provider and comply with local electronic communications regulations. We do not agree with the ruling of the Austrian authorities. We have not changed how SkypeOut is offered in response to this ruling and do not believe that any attempt has been made to enforce this ruling.

There can be no assurance of the views of regulators on the applicability of legal and regulatory requirements to our products in the future or of the views of regulators of any actions we have taken or may take in the future in any jurisdiction. If we are ultimately required to comply with these requirements, we may need to make changes to our products, processes, organization and infrastructure, which could be costly and difficult.

We may be subject to laws in multiple jurisdictions.

We are incorporated in Luxembourg and generally operate under Luxembourg law. For the purposes of Skype for Business sales to U.S.-based business customers, we have also recently started to offer our products through Skype Inc., a Delaware corporation. However, because our products are used worldwide, and facilitate communications among users worldwide, one or more jurisdictions (including the state jurisdictions in the United States) may claim that we or our users are required to comply with their laws based on the location of our various offices, staff, commercial partners, commercial operations, equipment or one or more of our users. Compliance with telecommunications, data retention, privacy, consumer protection and other applicable laws and regulations in multiple jurisdictions and states may be complicated or costly or may require us to change our business practices or organization or limit the products we offer, and the imposition of any laws and regulations on our users may harm our business. In addition, we may be subject to overlapping legal or regulatory regimes that impose conflicting requirements on us. As our business grows and evolves and our products are used in a greater number of countries, and as the group of countries in which we employ staff grows, more jurisdictions and states are likely to claim that we are subject to their telecommunications, data retention, privacy, consumer protection, financial and other applicable laws and regulations. Any failure to comply with local laws and regulations could subject us to penalties ranging from criminal prosecution to significant fines to bans on our products.

As a precautionary response to the regulatory framework in certain countries, we have limited the manner in which we market and sell our paid products. We may decide to alter our business or the products we offer in ways that would make our activities more likely to be subject to telecommunications, consumer protection and other local laws and regulations.

As a precautionary response to the regulatory framework in certain countries, we have limited localized and offline marketing and sales activities for our paid products, such as bill boards or television advertisements. These limits on our marketing and sales activities may make it more difficult to attract or retain users or to maintain our brand, which may harm our business prospects. In the future, we may decide to change our business model or offer products and services in ways that would make our activities more likely to be subject to telecommunications, data retention, privacy, consumer protection and other local laws and regulations in multiple jurisdictions and the additional associated costs of compliance and the risks of non-compliance. We may choose to do this in one or more selected jurisdictions or generally. The benefits obtained from increased sales and marketing may be outweighed by the costs associated with regulatory compliance discussed in “—If our business were deemed to be a regulated business in one or more jurisdictions, it would significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.”

In certain countries, we rely on our local partner for regulatory compliance.

In certain countries, such as Brazil, China, South Korea and Taiwan, we rely on our local partner for regulatory compliance, including compliance with local telecommunications laws and other applicable laws and regulations. For example, our local partner in South Korea (which is a subsidiary of eBay) and our local partner in Taiwan hold the governmental license necessary for them to offer our paid products in that country. To address the Chinese market, we have a 49% interest in an entity, Tel-Online Limited, and our majority partner, Tom Online, in practice handles relationships with local regulatory and law enforcement authorities. If our local partners do not ensure that their operations and our products comply with local law and other applicable laws and regulations, we may face additional regulation, liability or penalties or other governmental action for failure to comply with these laws and regulations, and our brand and reputation may be harmed as a result of negative publicity resulting from any such failure. Our reliance on our local partners to comply with local laws and other applicable laws and regulations could cause also us harm, reputational or otherwise. See “—User concerns about our use and protection of personal data and the privacy of their communications could harm our brand and our business.”

We develop and provide new products and features that may be deemed to be subject to telecommunications and other laws and regulations in different jurisdictions.

We are developing and have developed new products and features, such as Skype Connect and Skype Manager, that involve from time to time upgrades or changes in the technological infrastructure on which they are based and in the way they operate and are offered, which could be deemed to be subject to telecommunications and other laws and regulations in different jurisdictions. If such new products and features were deemed to be subject to, and we were required to comply with, telecommunications, data retention, privacy, consumer protection and other local laws and regulations in one or more jurisdictions, we would need to meet a number of obligations, which could vary from jurisdiction to jurisdiction. See “—If our business were deemed to be a regulated business in one or more jurisdictions, it could significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.”

Third parties have raised, and may raise in the future, concerns about the application of regulations to our business.

Some third parties, including our competitors, have raised, and may raise in the future, concerns with policymakers and regulators in various parts of the world about the application of local laws and regulations to our business. We believe that some of these established businesses (which may include incumbent telecommunications companies) and their trade association groups employ significant resources in their efforts to shape legal and regulatory regimes and may employ these resources to change legal and regulatory regimes in ways intended to reduce the effectiveness of our business. Most incumbent telecommunications companies, landline and wireless, have substantial budgets devoted to lobbying and governmental relations and long-standing relationships with regulators and legislators that we, as a newer entrant in the Internet communications market, do not have. Some of these incumbent businesses have raised concerns relating to allowing consumers open access to the Internet, the lack of regulatory controls and obligations placed on Internet communications products, and the cost advantage this brings to providers of such products. Continuing actions by these competitors or trade groups may result in additional jurisdictions requiring us to comply with the local telecommunications and other laws and regulations.

We may be required to comply with emergency calling regulations in certain jurisdictions. Compliance with emergency calling regulations may be costly and technically difficult.

In many jurisdictions, traditional and replacement telephony service providers and some other forms of communications service providers are required to provide customers with emergency calling services (such as dialing 911 in the United States or 112 in the European Union) that route calls directly to an emergency services dispatcher in the caller’s area. In some jurisdictions, for example, the United States, these emergency calling services obligations also include a requirement that the telecommunications provider provide the location of the person making the emergency call. Our products generally do not offer emergency calling services.

At the end of 2009, for example, the European Parliament adopted amendments to the E.U. telecommunications regulatory framework that will require changes to be made to communications laws of the 27 E.U. Member States by May 2011. Under the E.U. directive, home country legislation must provide that any electronic communications service designed for originating calls must provide “reliable and accurate” access to emergency services through emergency numbers. Although it is currently uncertain how each Member State will implement these amendments and whether these amendments will apply to our operations, we may be required to comply as and when implementing legislation is introduced in the E.U. Member States. We have voluntarily begun to provide a basic level of emergency calling functionality without location information in the United Kingdom. In late 2010 and in 2011, we intend to implement a similar voluntary basic level of emergency calling functionality in Australia and certain Nordic countries, and we may voluntarily offer certain emergency calling services in other jurisdictions in the future.

Unlike landline phones, where the telephone is located at a fixed address, or mobile phones, which can be located using triangulation of cell towers or GPS technology in the handset, we are unable to determine the exact location of a caller who uses our products to make a call over the Internet. Our customers have the ability to use our products nomadically, meaning that they can log in and use our products from virtually any Internet connection worldwide. They can also log in on up to five devices simultaneously at a variety of locations. Although we have the limited ability to identify the registered user using our products to make a call (based on information voluntarily provided to us when the user first registered with us), we cannot determine the actual location from which a call is originated. Additionally, due to the inherent nature of transmission via the Internet, we are unable to guarantee completion of any call, including a call to emergency services. The E.U. telecommunications framework amendments also include a provision that, once internationally recognized standards ensuring accurate and reliable routing and connection to the emergency services are in place, “network-independent” providers, such as Skype, should also fulfill the obligations related to caller location information at a level comparable to that required of other providers. To date, in places where we have enabled and will enable this functionality, we are still unable to identify reliably the geographic location of the user beyond the country level or to provide detailed caller information, and the user location information is not being provided to our carrier partners or emergency call centers in connection with the call.

If we were required to comply fully with all emergency calling service requirements, which vary from jurisdiction to jurisdiction, it would be costly and technically and administratively difficult or impossible. Compliance with these regulations may require us to alter or limit our products in certain jurisdictions or otherwise change the way we do business in those jurisdictions.

If we were required to contribute directly to universal service funds, the cost of providing our products would increase, and if we were to seek to recover the increased cost from our customers, the cost advantage of using our products would be reduced.

Certain countries, including the United States, France, Spain, Canada, Australia, India, Japan, Hong Kong, South Korea and Taiwan, as well as several states within the United States, have adopted laws that allow regulatory authorities to require telecommunications providers to contribute to a universal service fund, or USF, that is imposed by law and applied through regulation to facilitate access to telecommunications services by all potential users. For example, in the United States, the U.S. Federal Communications Commission requires certain telecommunications carriers or interconnected voice over Internet protocol providers to contribute a percentage of their interstate revenues to the federal universal service fund. The percentage is adjusted periodically and was 13.6% of interstate revenue as of June 30, 2010. Currently, we rely on our carrier partners, which are telecommunications providers, to make any federal universal service fund payment applicable to our paid products. From time to time we have received, and may continue to receive, inquiries from regulators relating to the applicability of the universal service fund to our paid products. We respond to these inquiries in the ordinary course, stating that direct universal service payment requirements are not applicable to our products. In the United States, for example, the federal universal service fund only applies to telecommunications services and interconnected voice over the Internet protocol services, a category of services we believe would not include our paid products. If we were required to contribute directly to any universal service funds, including due to a change in laws or regulations or a change in interpretation of current laws or regulations, the cost of providing our products would increase. If we became subject to any such laws or regulations, we might seek to collect universal service fund contributions from our customers or alternatively recover increased costs through rates we charge for calls; however, that would increase the cost of our products to our customers and could reduce demand for our products. In addition, if we were required to make universal service fund contributions based upon a change in interpretation of a current regulation, the requirements for the contribution might be imposed on us retroactively, in which case we would be unable to recover costs relating to past calls from our customers. Retroactive application of these laws could also require us to make significant payments, which could harm our results of operations or financial condition.

Compliance with requests from law enforcement agencies and compliance with data disclosure and lawful interception laws is costly and difficult and might subject us to conflicting obligations and result in improper interpretation and application of complex laws.

Communications companies are subject to various regulations that require them to assist law enforcement and intelligence agencies with access to personal and traffic data and lawful interception of certain of their services and products. The scope of applicability and level of sophistication of such regulations vary greatly from country to country. We have been and may in the future be asked to disclose historic personal and traffic data to various law enforcement agencies. In addition, various authorities could consider that we are subject to lawful interception laws, and we have been contacted from time to time by a number of authorities in relation to our ability to intercept, trace or identify our users’ communications. To the extent that our products and operations are or were found to be or would become subject to lawful interception laws in any jurisdiction, we would need to adapt our systems and processes to comply with a variety of requirements on a jurisdiction-by-jurisdiction basis, which can be very costly and technically difficult. Furthermore, such requests by law enforcement and other authorities can make us subject to potentially conflicting obligations across jurisdictions. In addition, determining whether compliance is legally appropriate in any particular case could require us to exercise judgment and result in improper interpretation and application of complex laws. Compliance with data disclosure and legal interception orders may also conflict with certain local laws, including laws governing privacy.

Compliance with data retention laws is difficult and costly.

Many countries, such as the E.U. Member States via the 2006 E.U. Data Retention Directive, are introducing, or have already introduced, into local law some form of traffic and user data retention requirements, which are generally applicable to providers of electronic communications services. Retention periods and data types vary from country to country, and the various local data protection and other authorities may determine their jurisdiction with respect to certain data in different and potentially overlapping manners. We may be subject to data retention obligations in one or more jurisdictions, and we could become further subject to these obligations through changes to our product offerings or as result of modifications to our products or changes to the technological infrastructure on which our products are based or otherwise. Compliance with those laws can be difficult and costly to our activities from a legal, operational and technical perspective.

Telecommunications numbering rules could require us to change the manner in which we use or contract for numbers, or require that we suspend, withdraw or otherwise limit number-based products.

In the jurisdictions where we enable the provision of numbers for our SkypeIn or Skype to Go products, changes in the numbering rules or changes in their interpretation or enforcement could require us to change the manner in which we use or contract for numbers, or require that we authorize transfers (or provide portability), suspend, withdraw or otherwise limit number-based products in affected markets, potentially resulting in customer claims and loss of customers, regulatory disputes, limitations to future local operations, including limitations on the usage of numbers and access to carrier partners, negatively impacting the Skype brand, products, carrier and other partnerships, operations and regulatory positioning in the relevant jurisdictions. See “Business—Regulation.”

Regulation on import, export and distribution of highly encrypted technologies can pose risks for our business.

In some countries, the export, import and distribution (online and offline) of highly encrypted technologies, such as our software application, are subject to licenses, authorizations or permissions by relevant local authorities. In 2006, we obtained an authorization from the U.S. Department of Commerce for the export of Skype software. If we are not able to obtain, maintain or update import, export and distribution authorizations and licenses in countries that require them, it may negatively impact the distribution, availability and use of our products and our partners’ products in such countries and subject us to penalties ranging from criminal prosecution to fines or bans on the distribution of our products.

Compliance with disabilities access regulations could be technically difficult and could impose significant additional costs on our operations.

In some jurisdictions, telecommunications services, website and software providers are subject to various rules to ensure that their sites and products are sufficiently accessible to people with disabilities, such as visual impairment. These rules are designed generally to ensure that people with disabilities can access the features of websites or software in a functionally equivalent manner as compared to people without disabilities. For example, legislation proposing new or additional disability access obligations on software providers is pending in the U.S. Congress. Changes in these obligations may impact the way we develop, and the usability of, our software. Similarly, the European Commission is becoming more active in this area, and requirements for functional equivalence were adopted in the review of the E.U. electronic communications regulatory framework agreed at the end of 2009. Depending on how the revised provisions are adopted by individual E.U. Member States, requirements to implement disabilities access requirements on part or all of our website and one or more of our products could be technically difficult to comply with and could impose significant additional costs on our operations.

If our online credits were regulated as a currency or if we were regulated as an electronic money lending institution or similar entity, we would face additional compliance costs.

Our customers purchase online prepaid credits to buy and use our paid products, which we refer to as Skype Credit. If existing laws and regulations that apply to currencies, currency issuing activities or electronic money (e-money) were interpreted by regulators to apply to Skype Credit or us, or if new laws or regulations were adopted that would cause Skype Credit to be regulated as a currency, e-money or financial service generally or if we were regulated as an electronic money lending institution, we could be required to comply with those laws and regulations and any such compliance may be costly. For example, if Skype Credit were regulated as a currency or as e-money or if we were regulated as an electronic money lending institution or credit issuer, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other prudential requirements; we may be subject to additional oversight of our business; and we may be required to comply with conduct of business rules, including disclosure requirements and anti-money laundering and know-your-customer rules, all of which could significantly increase our operating costs.

For example, in 2009, the Japanese Financial Services Act was amended establishing new conditions requiring companies that offer pre-paid credit to register as an issuer of credit and post a bond, for example by establishing a trust fund, amounting to a minimum of 50% of the total of the value of the outstanding amount of credit. While we believe that we do not conduct operations in Japan, if we were ultimately required to comply with the new provisions of the Japanese Financial Services Act, compliance could be costly and difficult.

Certain countries are reported to have prohibited or blocked the use of our products; however, consumers in those countries may continue to use our products, which may cause these countries to impose penalties on us or take other governmental action against us, any of which may harm our business.

Certain countries have made the use of one or more of our products illegal or are reported to have prohibited or blocked access to our website. For example, the United Arab Emirates is reported to have banned the use of our products and the accessibility of our website in its territory. In addition, in March 2010, the Egyptian National Telecommunication Regulatory Authority (“NTRA”) announced that it was banning Skype when accessed on mobile devices, citing an Egyptian law that international calls must pass through an international long distance gateway controlled by a license holding Egyptian company. However, we believe, following clarification from the Communications Ministry, that Skype products are authorized to be accessed through fixed broadband and fixed and mobile WiFi Internet connections in Egypt. Even where our products are reportedly illegal or become illegal and access to our website is impaired, users in those countries who continue to have access to our software may be able to continue to use our products in those countries notwithstanding the illegality of doing so. We may be subject to penalties or governmental action if consumers continue to use our products in countries where it is illegal to do so, and any such penalties or governmental action may be costly and may harm our business.

Because we are not a regulated telecommunications provider, we do not receive certain protections that regulated telecommunications providers receive.

In a number of jurisdictions, “interconnected VoIP” companies are exempt from liability for failure of emergency calling services. In the United Kingdom, we voluntarily offer certain limited emergency calling services and intend to voluntarily offer certain emergency calling services in other selected jurisdictions in the future. In jurisdictions where we offer emergency calling services, we may be responsible for potential limitations and failures in the provisions of such services, and we may not have the benefit of any exemptions from liability that may be provided to regulated telecommunications providers. The unavailability of this exemption may expose us to liability from customers who suffer personal injury or other damages as a result of using our emergency calling services. Any such liability could be significant.

Our business depends on our users having continued and unimpeded access to the Internet. Companies providing access to the Internet may be able to block or degrade our calls, or block access to our website or charge us or our users additional fees for our products.

Most of our users rely on open, unrestricted access to the Internet to use our products. In many cases that access is provided by companies that compete with at least some of our products, including incumbent landline telephone companies, cable television system operators, mobile wireless communications companies, and large Internet service providers. Some of these providers have stated that they may take measures that could block, degrade or otherwise disrupt our calls, or increase the cost of customers’ use of our products by restricting or prohibiting the use of their lines or access points to the Internet for our products, by filtering, blocking, delaying, or degrading the packets of data used to transmit our communications, and by charging increased fees to our users for access to our products. For example, in June 2010 AT&T in the United States and carrier partners in the United Kingdom introduced tiered priced data plans for the iPhone setting monthly data usage limits, with iPhone users incurring overcharges above those quotas, which may diminish the attractiveness of our products on the iPhone as users increase their data use. In addition, these Internet access providers may limit the ability of our existing or prospective users to gain access to our website to download our software or purchase Skype Credit.

Some Internet access providers have additionally, or alternatively, contractually restricted their customers’ access to Internet communications products (which would include Skype) through their terms of service. For example, SFR in France and Vodafone in Germany contractually prohibit their customers from using voice over the Internet protocol services on the Apple iPad 3G. T-Mobile in Germany and Vodafone in France and the United Kingdom have established special additional tariffs for voice over the Internet protocol. Customers of these and other Internet access providers may not be aware that technical disruptions or additional tariffs are the act of other parties, which could harm our brand. Even if customers understand that we are not the source of such disruptions, they may be less likely to use our products as a result.

Our products may also be blocked or degraded by firewalls or other measures implemented to protect private networks maintained by enterprises, governmental bodies or others, and certain of these entities may take steps to prevent their employees and other users of their networks from using Skype products. Interference with our products or higher charges for access to our products, whether paid by us or by our customers, could cause us to lose existing customers, impair our ability to attract new customers, and harm our revenues and growth.

In the United States, the European Union and other jurisdictions, regulatory authorities are in the process of examining the adoption of “network neutrality” policies, which aim to treat all Internet traffic equally, and developing or considering laws and regulations to codify acceptable behaviors on the part of network operators and access providers when providing consumers and businesses with access to the Internet. Different regulatory authorities have different approaches to this policy area both from a substantive and procedural perspective. Any failure on the part of regulatory authorities to protect the accessibility of the Internet to all, or any particularly category of, Internet subscribers, or their failure to protect the delivery on a non-discriminatory basis of user communications over the Internet, regardless of type or service, could harm our results of operations and prospects.

We depend on key personnel.

Our future performance depends substantially on the continued services of our senior management and other key personnel, including our engineers, and our ability to retain and motivate them. We do not have long-term employment agreements with any of our key personnel and we do not maintain any “key person” life insurance policies. The loss of the services of any of our executive officers or other key employees could harm our business, as could the loss of certain groups of engineers. Our business depends on attracting and retaining key personnel. Our future success also will depend on our ability to attract, train, retain and motivate highly skilled engineering, technical, managerial, marketing and customer support personnel. Competition for these personnel is intense, and we may be unable to successfully attract, integrate, or retain sufficiently qualified personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the equity awards they would receive in connection with their employment. If our employees have substantial in-the-money, vested options or other equity awards it may be difficult to motivate and retain those employees. Conversely, if options granted to our employees have exercise prices that are substantially “under water,” meaning that the option exercise price is above our then-current ordinary share price or ADS price, it may be difficult to motivate and retain those employees. Likewise, if the market price of our ordinary shares or ADSs does not increase or declines, it may limit our ability to attract new employees with equity incentives.

Our senior management has limited experience working together as a group and may not be able to manage our business effectively.

Many of the members of our senior management, including our Chief Financial Officer, Chief Marketing Officer and Chief Legal Officer, have been hired since March 2010. As a result, our senior management has limited experience working together as a group. This lack of shared experience could harm our senior management’s ability to quickly and efficiently respond to problems and effectively manage our business. If our senior management is not able to effectively work together as a group, our results of operations may suffer and our business may be harmed.

Rapidly evolving technologies could cause demand for our products to decline or could cause our products to become obsolete.

Current or future competitors may develop technological or product innovations that address Internet communications in a manner that is, or is perceived to be, equivalent or superior to our products. In the technology market in particular, innovative products have been introduced which have the effect of revolutionizing a product category and rendering many existing products obsolete. If competitors introduce new products or services that compete with or surpass the quality or the price/performance of our products, we may be unable to attract and retain users or to maintain or increase revenues from our users. We may not anticipate such developments and may be unable to adequately compete with these potential solutions. As a result of these or similar potential developments, in the future it is possible that competitive dynamics in our market may require us to reduce prices for our paid for products, which could harm our net revenues, gross margin and operating results or cause us to incur losses.

Errors in our products could harm our business.

Our software, products and website could contain undetected errors or “bugs” that could adversely affect their performance. We regularly update and enhance our software and website and introduce new versions of our software, which often results in errors. The prevalence of software bugs is typically higher in the context of releases of new generations of software than in the releases of more modest version upgrades. The occurrence of errors in our software, products or website may cause us to lose users, damage our reputation and brand name, and materially and adversely affect our business. In addition, as our users increase their use of our paid for products, they may have higher expectations for these products than for free products. Also, as we increasingly introduce products particularly targeted at business users, we may find that business users have more demanding expectations than individual users, and even minor errors in our software could deter business users.

System failures could harm our business.

Although we seek to reduce the possibility of disruptions or other outages, our service may be disrupted by problems with our technology and systems, such as malfunctions in our software or other facilities and overloading of our network. We have experienced system failures from time to time, and any interruption in the ability of users to use our products would reduce our current net revenues, could harm our future net revenues, and could subject us to regulatory scrutiny. System failures can result from errors in our software. In August 2007, we experienced an interruption with the peer-to-peer network of our users as a result of an unanticipated feature of our software during which the majority of our users were unable to use our products for approximately two days. We experienced significant adverse publicity and lost net revenues as a result of this outage, and any similar outage in the future would likely harm our business. As we increasingly introduce products particularly targeted at business customers, any system failures could have a significant impact on our ability to attract or maintain our relationships with business customers. In addition, the servers that process user payments experience some downtime on a regular basis and during these times our customers cannot make SkypeOut calls, which may result in lost revenues and may negatively impact our brand and customer perception of the reliability of our products. Any scheduled or unscheduled interruption in the ability of customers to use our products could result in an immediate, and possibly substantial, loss of revenues.

Our systems may be vulnerable to damage or interruption from telecommunications failures, computer denial-of-service attacks, power loss, computer viruses, earthquakes, floods, fires, terrorist attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster, a decision by any of our third-party hosting providers or telecommunications reseller partners to close a facility we use without adequate notice for financial or other reasons, or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in the availability of our products as a result of system failures.

Our customers (particularly those who use our products for business, which is an area where we are seeking to increase our penetration) may use our products for critical transactions and communications. As a result, any system failures could result in damage to our customers’ businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address.

Our business depends on the continued reliability of the Internet infrastructure.

Unlike traditional communications products, our users rely on the Internet to communicate via Skype. Increasing numbers of users and increasing bandwidth requirements may harm the performance of the Internet. In addition, if Internet service providers and other third parties providing Internet services have outages or deteriorations in their quality of service, our customers will not have access to our products or may experience a decrease in the quality of our products. Furthermore, as the rate of adoption of new technology increases, the networks on which our products rely in certain countries may not be able to sufficiently adapt to the increased demand for their products and services. Frequent or persistent interruptions could cause current or potential users to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our products, and could permanently harm our reputation and brands.

Use of our products for illegal purposes could harm our business or brand.

We may be unable to prevent our users from using our products in an unlawful manner, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through the use of our products. We may be obligated to expend resources to attempt to prevent illegal activities. In a number of circumstances, third parties have alleged that our products facilitate and enable certain violations of certain laws, such as anti-spamming (i.e., the sending of spam through instant messages), promulgation of unlawful or illegal content and other criminal and terrorist activities. Our products may be used for criminal or terrorist purposes, and any high-profile criminal or terrorist action organized through the use of our products could result in adverse media attention that could damage our reputation or cause governments to obligate us to enable communications via our products to be intercepted and decrypted, which would be costly and technically difficult. In addition, users may register with a Skype Name that a third party believes infringe its intellectual property rights (e.g., cybersquatting). If any of these third parties were to seek to hold us responsible for any alleged direct, contributory or indirect intellectual property infringements, defending against such claims could be costly and time consuming. Any costs incurred as a result of potential liability relating to unlawful activities conducted through the use of our products could harm our business. In addition, negative publicity relating to such unlawful activities could damage our reputation, diminish the value of our brand and make users less likely to use our products.

Our business is subject to online security risks, including security breaches and identity theft.

To succeed, providers of online products must provide a secure transmission of confidential information over public networks. Our security measures may not detect or prevent security breaches that could harm our business. Currently, a significant number of our users authorize us to bill their credit card accounts directly. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication designed to secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in a compromise or breach of the technology used by us to protect transaction data. In addition, any party who is able to illicitly obtain a user’s password could access the user’s Skype account, including any personal data contained in the account, and misappropriate payment data to make payments and funding calls. An increasing number of websites have reported breaches of their security. Any compromise of our security could harm our reputation and, therefore, our business, and could result in a violation of applicable privacy and other laws. In addition, a party that is able to circumvent our security measures could misappropriate proprietary information, cause interruption in our operations, damage our users’ computers, or otherwise damage our reputation and business.

Our users, as well as those of other Internet companies, have been and will continue to be targeted by parties using fraudulent “spoof” and “phishing” emails to misappropriate passwords, credit card numbers, or other personal information or to introduce viruses through “trojan horse” programs to our users’ computers. These emails appear to be legitimate e-mails sent by us, but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. In addition, “spam” e-mails, unwanted and unsolicited communications from one user to another, have been sent abusively via our network, recently from a group of individuals acting in concert. Spam e-mails are generally phishing emails or seek to sell products or services. Spoof, phishing and spam pose a serious problem that may damage our brand, discourage use of our website, and increase our costs.

Certain third parties have established websites to attempt to fraudulently charge consumers for our free software. While we are attempting to prevent the operation of these fraudulent websites, we may not be successful. These fraudulent websites may damage our brand and may increase our expenses as we monitor and take steps with respect to these sites as appropriate.

Our or third party servers are also vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions, and we have experienced “denial-of-service” type attacks on our system that have attempted to make all or portions of our websites unavailable for periods of time. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches, including any breach by us or by parties with which we have commercial relationships that result in the unauthorized release of our users’ personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Insurance policies covering our business, when they are available, may not adequately reimburse us for losses caused by security breaches.

For example, an individual has recently been able to reverse engineer parts of our protocol, emulate our Skype software client on the peer-to-peer network of our users and perform such functions as log-on, search, instant messaging or sending contact requests. We believe that the privacy of our users’ communications, which are encrypted, is currently not compromised, and that the components of our Skype software client relating to voice or video calls have not been reverse engineered. However, we have observed that this reverse engineering activity has been used to send spam via instant messaging on the peer-to-peer network of our users. In addition, we are aware that the results of this reverse engineering has been leaked, both inadvertently and deliberately, increasing the likelihood that others will attempt to interact with the network of our users emulating legitimate clients, including for malicious purposes such as spamming.

The peer-to-peer architecture of our software may create, or may be perceived as creating, additional security risks and system constraints.

Due to the peer-to-peer architecture of our software, our software utilizes small amounts of the processor and Internet bandwidth of users’ computers (or other applicable devices), making them “relay nodes” or “super-nodes” in the peer-to-peer network. Super-nodes allow users’ computing and mobile devices to find other connected users. Relay nodes relay communications between other Skype users when direct, peer-to-peer communication is not possible. In most cases, users must allow their computing devices’ resources to be used in order to use our software. Users may discontinue using our products based on concerns about a portion of the resources of their computing power and their Internet bandwidth being used by our products or privacy or security concerns relating to being connected to other users through the peer-to-peer community. Managers of some large networks in businesses and large institutions may refuse to allow the use of our products due to concerns over security or bandwidth usage or for other reasons. The perception that our software is unsafe could hamper its adoption, and any actual security breach could damage our reputation and expose us to a risk of loss or litigation and possible liability.

Failure to deal effectively with fraudulent transactions would increase our loss rate and could increase expenses, result in the loss of our ability to accept certain credit cards and harm our business.

We must remit payment to credit card companies for transactions due to fraud or other reasons, a process to which we refer as “chargeback.” In that regard, we estimate that for the pro forma year ended December 31, 2009 and the six months ended June 30, 2010, our losses resulting from chargebacks were $5.8 million and $1.7 million, respectively. Identity thieves and those committing fraud using stolen credit card or bank account numbers can potentially steal large amounts of money using our products. We have become aware of certain fraudulent activities involving the creation of a significant number of spurious user accounts. These criminals create new accounts, purchase Skype’s prepaid calling credit, which we refer to as Skype Credit, for each new account using a stolen credit card number or bank account information, and then establish their own 900 numbers to charge amounts from these stolen credit cards back to their own accounts or sell the Skype Credits to other consumers who use them to make SkypeOut calls. We pay a fee for SkypeOut calls to enable that call to be made to a landline or mobile phone on that network. We refer to this fee as a “termination fee,” and it is usually charged based on the duration of the call. When fraudulent Skype Credits are used to make SkypeOut calls, we are required to pay these termination fees, which adversely affects our results of operations. When credit card charges by users are disputed by the credit cardholder for fraud reasons or otherwise, the credit card company will require us to remit back to them the payment we received. These credit card companies also charge us a processing fee for all chargebacks. In those cases, we must pay this processing fee, which adversely affects our results of operations. In addition, it often takes several payment cycles for credit card companies to detect fraudulent activity, which can further increase chargebacks and related processing fees.

Our subscription plans may also be the subject of fraudulent activity. While the subscription plans that we offer are subject to fair use policies that require that the plan be used only by the individual customer, we are aware that users have violated these policies by allowing multiple people to use the same plan. Because our software allows users to log on to up to five devices simultaneously, it is difficult for us to detect and prevent this type of fraudulent activity.

Fraudulent schemes are constantly evolving which makes it difficult for us to detect and prevent them. We expect that technically knowledgeable criminals will continue to attempt to circumvent our anti-fraud systems using increasingly sophisticated methods. Measures we take to deter or prevent fraud (such as limiting the use of Skype products to call 900 numbers or limiting the amount of Skype Credit that a user can purchase to a small amount, like $10) may reduce the convenience or simplicity of our products or make it more difficult to purchase and use Skype Credit, which may make our products less attractive to customers.

In addition to the direct costs of losses from credit card chargebacks, if these chargebacks become excessive, we would face higher credit card processing fees and could potentially lose the right to accept credit cards for payment. Under credit card rules and our contracts with our card processors, if there is a breach of credit card information that we store or if we fail to maintain compliance with the Payment Card Industry data security standard, even if there is no actual compromise of customer information, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses and could lose the right to accept credit cards for payment.

There are many risks associated with offering products worldwide.

Our products are available in almost every country where the public Internet is accessible. In certain cases, our partners localize our products to take account of local language, culture, standards, and policies. In addition, we may choose to partner with a third party in certain countries, which could result in an increase in distribution expenses payable or sharing of revenue with these partners. In certain countries, we or our local partner may be required to obtain relevant licenses or registrations to offer communication products in such country, and without such licenses or registrations we or our partner may be unable to offer certain of our products in those countries. As a consequence, we might have to suspend or withdraw products or operations that relate to such country or could be subject to penalties, which could harm our business.

In many countries, we compete with local companies that understand the local market better than we do and have greater local political and economic power. We may not be successful in achieving consumer acceptance of our products in particular international markets or in generating net revenues from those markets.

In emerging markets, there may be constraints on the abilities of local users to purchase Skype Credit. In these markets, we may need to partner with local payment providers to permit local users to purchase Skype Credit. These arrangements may be difficult to establish due to potentially conflicting sales and value added tax rules, potential requirements for telecommunications licenses and other local laws and requirements. We also face additional costs in these markets as we localize our products, including enabling payment for our products in the local currency.

In addition to the risks discussed elsewhere in this section, we are subject to risks of doing business worldwide, including the following:

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greater liability or legal uncertainty as a result of legal systems that are less developed with respect to the Internet and Internet communications, unique local laws, conflicting court decisions and lack of clear precedent or applicable law;

•	cultural ambivalence towards, or non-acceptance of, our products;

•	laws that limit or prohibit foreign ownership of certain businesses;

•	inconsistency among laws of various jurisdictions;

•	different employee/employer relationships and the existence of workers’ councils;

•	the need to comply with anti-bribery and anti-corruption laws and regulations;

•	the need to comply with applicable sanctions laws and regulations worldwide;

•	difficulties in staffing and managing foreign subsidiary offices;

•	different accounting practices and greater problems in collecting accounts receivable;

•	restrictions or taxes on the repatriation of capital, withholding taxes and foreign currency exchange restrictions;

•	volatility in a specific country’s or region’s political, economic or military conditions; and

•	lack of transparency or rule of law.

User concerns about our use and protection of personal data and the privacy of their communications and data protection breaches could harm our brand and our business.

Certain of our users, particularly those in the United States and Europe, have strong expectations about the confidentiality of their personal data and the content of their communications. Negative publicity regarding actual or perceived intrusions on our users’ privacy could harm our brand and reduce demand for our products. For example, in China, Tom Online, the majority investor in Tel-Online Limited in which we hold a 49% interest, has added filtering technology to the localized version of our product that allows instant messages to be filtered and stored along with related data based on content. We understand that Tel-Online Limited is obligated by the government to provide this filtering and storage. We received significant negative media attention as a result of these practices and a related security failure relating to the storage of these instant messages. Further news reports concerning content filtering and the apparent lack of privacy of communications in China and other countries are attracting political attention in the United States and Europe. Such attention could develop into legislative action resulting in additional legal requirements being imposed on us.

We make available on our website our privacy policy, which describes how we use, store and disclose our users’ personal and traffic data. In addition, details of how we use our users’ personal data are maintained on a public register in Luxembourg. We have made various international data transfers to our partners and suppliers located outside the European Union. International transfers of data may require prior approval from regulatory authorities in Luxembourg and other administrative or contractual measures to be put in place. Increased operations worldwide or changes to the location of our suppliers may result in an increased administrative burden in dealing with international data transfers. Data protection and related laws and regulations that apply or may apply to an Internet communications company like Skype with users and partners in multiple jurisdictions can be unclear and overlapping, requiring interpretation where precedents are not available and creating uncertainty and potential conflicts of law. Moreover, changes or upgrades to our products or technological infrastructure on which our products, or the introduction of new products, are based could result in our activities being subject to data protection, data retention and related laws and regulations in multiple jurisdictions, increasing uncertainty as well as potential overlap and conflicts of law. In addition, certain jurisdictions, such as the European Union and the United States, have new or pending privacy legislation that would require notification of consumer data breaches and other privacy protections. Any failure, or perceived failure, by us to comply with our posted privacy policy or with any legal or regulatory requirements relating to privacy in one or multiple jurisdictions could result in proceedings or actions against us by governmental entities or others and subject us to significant penalties and negative publicity.

In addition, communications companies are subject to various additional data security, privacy, data retention and disclosure laws and regulations locally, some of which conflict across jurisdictions. If communications laws and regulations were found to be applicable to us, it would be difficult for us to comply with them.

While some of these privacy requirements apply to our business in Luxembourg and in the United States (with respect to United States based users of Skype for Business), complying with all of these various requirements on a jurisdiction-by-jurisdiction basis would impose additional costs on our operations and would be difficult and costly.

Acquisitions and other strategic transactions could result in operating difficulties, dilution, and other harmful consequences.

We periodically evaluate and consider a wide range of potential strategic transactions, including business combinations and acquisitions of businesses, technologies, services, products and other assets. Any of these transactions could be material to our financial condition and results of operations. We may not realize the anticipated benefits of any of these transactions, or may not realize them in the time frame expected. We may also experience difficulties in integrating the operations and employees of any acquired businesses and in retaining and motivating key personnel from these businesses. Any of these transactions may divert management’s attention, disrupt our ongoing operations, increase our expenses and adversely impact our business and results of operations. In addition, acquisitions of foreign operations involve additional risks, including the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries. Any acquisitions or strategic transactions may require us to issue additional equity securities, which could be dilutive to our shareholders, spend our cash, or incur debt, liabilities, amortization expenses related to intangible assets or write-offs of assets or goodwill, any of which could adversely affect our results of operations and harm our business.

We do not have operational control over entities and strategic alliances in which we hold a minority interest and the conduct of the controlling partner in such arrangements may harm our reputation or adversely affect the value of our investment and may limit our ability to offer our products in certain markets directly or through other third parties.

We have and may in the future acquire minority equity interests in entities and enter into strategic alliances, in which we lack management and operational control. For example, to address the Chinese market we have a 49% equity interest in an entity in which Tom Online has a majority stake. Minority investments involve risks. The controlling partner in such entities and alliances may have business interests, strategies or goals that are inconsistent with ours, including with respect to customer relations, investments, marketing and other business initiatives, interactions with local governments and competitors, and business decisions. Actions or omissions of the controlling partner or the entity in which we have an interest may result in harm to our reputation or adversely affect the value of our investment. Our partners may go bankrupt, which may as a practical matter subject us to such partners’ liabilities in connection with the entity in which we have an interest. In addition, entities in which we hold a minority interest or other strategic relationships may be exclusive in certain countries or regions, which may limit our ability to offer our products directly or through another third party in that geography.

Our SkypeIn and Skype To Go businesses are highly dependent on partners in different jurisdictions, and the conduct, business practices and financial health of those partners expose us to potential risks that could harm our reputation and adversely affect our products in those jurisdictions.

The offer of number-based products by Skype is highly dependent on our operator partners providing us the numbers in different jurisdictions. The SkypeIn product, which assigns a number to a user who can then receive calls on his or her computer or other Internet-connected device from a landline or mobile phone, and the Skype To Go business, which uses numbers to allow users to access the Skype calling functionality from any phone, are our two key products using numbers. Numbers are contracted under commercial arrangements with third party telecommunications operators, who generally have obtained the numbers directly from the relevant numbering authorities. In most of the countries in which we offer SkypeIn or Skype To Go products, we rely on one partner for the provision of numbers. In certain markets, the SkypeIn or Skype To Go numbers are provided directly by such partners to end users, who contract with the end users for such numbers. Moreover, although our commercial agreements with our numbering partners usually include provisions requiring the transfer of numbers to a third party appointed by Skype upon termination of our agreement, such transfers may be legally, commercially, technically or practically difficult or impossible to carry out. As a result of these dependencies, the success of our SkypeIn and Skype To Go businesses is highly dependent on the ongoing conduct, business practices and financial health of our numbering partners, and the partner relationships we have with them. For example, if our local number partner terminated the agreement with Skype, encountered financial difficulty or became subject to bankruptcy or other insolvency proceedings, we might have to terminate or suspend the usage of existing SkypeIn and Skype To Go products and/or change the numbers in use by SkypeIn and Skype To Go end users in the affected country, disrupting the usage of the product by our end users.

Moreover, if local numbering rules or regulations or the interpretation or enforcement of such rules or regulations by local authorities or our partners change, we or our partners might have to terminate the provision of the affected products or implement relevant compliance measures, which could be difficult and costly, complicate the subscription process or restrict the usage of numbers to certain user categories or usage types. In addition, our partners may change their business practices in response to local or international factors (e.g., governmental regulation, competition, change in management or otherwise), and depending on the nature of such changes, they may impact our partners’ ability or willingness to provide SkypeIn or Skype To Go numbers or to provide them in the manner that we would prefer, or result in increased costs or new compliance requirements impacting our products.

Any of these changes and events could have an adverse impact on our SkypeIn and Skype To Go products, our business, results of operations, brand, reputation and regulatory status in the country in question and beyond.

Use or delivery of our products may become subject to new or increased regulatory requirements, taxes or fees.

The increasing growth and popularity of Internet communications heighten the risk that governments will seek to regulate or impose new or increased fees or taxes on Internet communications products. To the extent that the use of our products grows, regulators may be more likely to seek to regulate or impose taxes on the distribution of our products. Similarly, advances in technology that are within or outside our control, such as improvements in locating the geographic origin of Internet communications, could cause our products to become subject to additional regulations, fees or taxes or could require us to invest in or develop new technologies, which may be costly. In addition, as we continue to expand our user base and offer more products, we may become subject to new regulations, fees or taxes. For example, provision of our Skype for Business suite of products in the United States may result in greater regulatory oversight and increased exposure to income, sales and utility taxes and telecommunications fees in the United States. Increased fees could include access and other charges payable to local telephone companies that allow calls from Skype users to be made to traditional landline and mobile phones, contributions to federal or state universal service funds in the United States and similar funds elsewhere, and other charges. Increased regulatory requirements, taxes or fees on Internet communications products, which could be assessed by governments retroactively or prospectively, would substantially increase our costs, and, as a result, our business would suffer.

We may become subject to additional income tax expense, which would adversely affect our results of operations and the value of our ADSs.

Skype’s favorable geographic mix of income contributes to lowering our overall tax expense. In particular, while our income is generated predominantly by our Luxembourg operating company, our tax expense is significantly lower than the amount computed by applying the Luxembourg statutory tax rate to pre-tax U.S. GAAP income because our taxable income is reduced as a consequence of, among other items, our intercompany licenses of intellectual property and historic net operating losses in Luxembourg. However, the determination of taxable income in any jurisdiction is dependent upon, among other factors, the acceptance of our operational and intercompany transfer pricing practices by taxing authorities as being on an arm’s length basis. Because the arm’s length standard is inconsistently applied among tax authorities and because double tax treaty relief may not be available, successful transfer pricing challenges could materially increase our reported income tax expense. Furthermore, it is possible that one or more jurisdictions will change its tax laws or its interpretation of existing tax laws (possibly on a retroactive basis) in a manner that would subject us to additional tax. If any of these things were to happen, our results of operations and growth prospects, and the value of our ADSs, could be materially adversely affected.

We or certain of our subsidiaries may become subject to net income taxation in additional jurisdictions which would adversely affect our financial condition and the value of our ADSs.

We or one or more of our subsidiaries (including Skype Communications, through which we market and sell our products) may become treated as resident or as otherwise being engaged in a trade or business or having a permanent establishment in one or more jurisdictions in which we currently believe we or the relevant subsidiary is not so treated. If that were to happen, we or the relevant subsidiary would be subject to net income taxation in that jurisdiction on some or all of our or the relevant subsidiary’s income (depending on the jurisdiction and the circumstances). There could be many possible causes for such treatment, including activities indicating that management and control of our company or of the relevant subsidiaries are exercised in that jurisdiction, the nature of our activities and operations in that jurisdiction, or the location of our assets or use of our products in that jurisdiction. No assurance can be given that we will not be subject to such taxes retroactively or prospectively or that such taxes will not be substantial. The imposition of such taxes could have a material adverse effect on our results of operations and accordingly on the value of our ADSs.

We may be subject to indirect taxes (such as value-added tax or sales tax) in jurisdictions in which we currently do not collect or pay such tax.

In the European Union, under the 6th value-added tax, or VAT, directive, the place of supply for most of our electronically delivered products is Luxembourg, and therefore a 15% VAT rate applies, which is among the lowest in the European Union. This rule will be in effect until December 31, 2014, when the place of supply will shift to the place where the customer resides. This change may increase the ultimate cost of our products to E.U. resident customers and could decrease demand for our products. Moreover, such change will require to us to invest significant amounts in developing and modifying our technological and administrative systems to enable us to collect and remit VAT in multiple E.U. jurisdictions.

In countries outside of the European Union, we generally do not collect or remit VAT. Some countries outside of the European Union may, however, require us to collect and remit VAT, which could be burdensome or expensive for us to administer and increase the costs of our products or reduce our profitability or result in losses. For example, tax authorities in Switzerland have notified us that we should collect and remit VAT from our users with a Swiss billing address. At present, we remit VAT to Switzerland, but we do not collect the VAT from our Swiss users and, as a result, we absorb the cost of VAT, which adversely affects our results of operations.

In the United States, the subsidiary through which we market and sell most of our products, Skype Communications, does not at present collect or remit U.S. state or municipal taxes (such as sales, excise, utility, use or ad valorem taxes), fees or surcharges in respect of sales to our U.S. customers. However, we have occasionally received inquiries from a small number of state and municipal taxing authorities seeking payment of taxes, fees or surcharges that are traditionally applied to, or collected from, customers of providers of traditional public switched telephone network services. In addition, U.S. federal regulators have inquired into whether Skype properly remits payments to the federal universal service fund.

With respect to a U.S. state’s ability to impose obligations to collect taxes, fees or surcharges with respect to sales made over the Internet, the U.S. Supreme Court’s decision in Quill Corporation v. North Dakota currently requires that a taxpayer have physical presence within the state before the state can collect such taxes. However, the U.S. Supreme Court has provided little guidance as to what levels of contacts constitute a physical presence, and no assurance can be given that we will not be found to have a physical presence in certain U.S. states based on, for example, our affiliations with other businesses that have a physical presence in the state.

Furthermore, a number of states, as well as the U.S. Congress, have been considering or have adopted initiatives that could limit the Supreme Court’s position regarding sales and use taxes on Internet sales. If these initiatives are successful, we could be required to collect sales and use taxes in a number of states or change our business practices. The imposition by state and local governments of various taxes, fees and surcharges upon Internet commerce could result in administrative burden, put us at a competitive disadvantage if similar obligations are not imposed on all or substantially all of our online competitors and affect negatively our future sales.

In addition, several proposals have been made at the U.S. federal, state and local levels that would impose additional taxes on communications through the Internet. These proposals, if adopted, could substantially impair our growth and substantially increase the costs of our products. In particular, the tax status of our products could subject us to conflicting taxation requirements and complexity with regard to the collection and remittance of VAT, sales or use taxes. Furthermore, given the international nature of our business, we may incur significant costs in developing and modifying our technological and administrative systems to enable us to collect and remit taxes in such a manner that applies only to the relevant taxable activity.

Any of these developments could adversely affect our results of operations and the value of our ADSs.

Governments may levy new taxes on us which could adversely affect our financial condition and the value of our shares.

The current economic downturn has created or exacerbated budget deficits for many governments. Governments may seek to address these budget issues in part by imposing new taxes on businesses, including ours. Any such additional taxes could harm our results of operations.

We may be unable to use some or all of our net operating loss carryforwards, which could adversely affect our reported financial condition and results of operations and therefore the value of our ADSs.

As of December 31, 2009, we had net operating loss carryforwards of $2.0 billion, which primarily consisted of $1.8 billion net operating loss carryforwards recognized in Luxembourg and $0.2 billion net operating losses recognized in Ireland (which we currently do not expect to utilize as our Irish subsidiary does not generate taxable income). Our ability to utilize net operating loss carryforwards may be limited for a number of reasons, including insufficient future taxable income at the relevant entity. For this reason, we periodically establish valuation allowances in respect of our net operating loss carryforwards. However, the recognition of valuation allowances requires significant judgment, and the valuation allowances we have recognized may be insufficient in the event we are able to use less net operating losses than previously estimated.

We may incur additional tax assessments.

We are subject to income taxes in Luxembourg, the United States and various other jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation and significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Furthermore, our determination of our tax liability is always subject to audit and review by applicable domestic and foreign tax authorities, and we currently have “open” tax years that could become subject to audits, investigations and reviews by taxing authorities throughout the world. Any adverse outcome of any such audit or review could have a negative effect on our business, operating results and financial condition, and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially adversely affect our reported financial results in the period or periods for which such determination is made.

Problems with or price increases by third parties who provide services to us or to our users could harm our business.

We rely on telecommunications providers to provide certain of our products. A number of parties, many of whom compete with us, provide services to us or to our users that we rely on to offer our products. We have agreements with a number of telecommunications providers in order for us to provide many of our paid products, including our SkypeOut and SkypeIn products. The quality of calls made by our users to and received by our users from landline and mobile phones depends in large part of the call quality of the relevant landline or mobile network. As a result, if these third parties do not provide sufficiently high quality services, our call quality may be negatively affected which may in turn adversely impact our brand, reputation and consumer acceptance of our products. In addition, price increases by companies that provide services to us or our users could harm our results of operations.

We outsource certain functions to third parties and if they do not perform satisfactorily, our business may be harmed. We have outsourced elements of certain functions to third-party providers, including payment processing and the support of certain mobile operations. If these third-party service providers do not perform satisfactorily or cease operations or are otherwise unable to provide these services, our operations could be disrupted, which could adversely affect our business and results of operations. In that regard, we rely on third parties to provide all of the credit card payment processing for our paid products with Bibit BV, an affiliate of Royal Bank of Scotland, and PayPal, an eBay subsidiary, handling an aggregate of approximately 80% of the processing of our net revenues. If our third party payment processor ceased to provide these services to us, we would need to transition to an alternate provider which would require us to integrate our IT systems with the IT systems of the replacement provider. In addition, we would need to negotiate a new contract within a very short timeframe which could result in terms that are less favorable to us.

We have recently started to license our application programming interfaces and software to third parties, and actions these third parties take may harm us. In July 2010, we released SkypeKit, a software development kit that allows independent software developers and consumer electronics manufacturers to incorporate Skype capabilities with their own applications and devices. Such third party developers and manufacturers may make available software, hardware, services, features, systems and solutions that operate with our Internet communications products in breach of our licensing agreements and/or applicable laws or regulations. Such third party products may further be used to offer our products to users in ways that may adversely affect our regulatory positioning, product security, user experience and brand image, and breach laws such as consumer protection, user privacy and data protection laws and intellectual property or other third party rights.

Our business may be adversely affected by factors that cause our users to spend less time using our products, including seasonal factors, worker migration patterns, national events and increased usage of other websites.

Anything that diverts our users from their customary level of usage of our products could adversely affect our business. Our results of operations historically have been seasonal because many of our users reduce their use of our products with the onset of good weather during the summer months and our users tend to use our products more in the fourth quarter during the holiday season. Our rapid growth may have overshadowed whatever seasonal factors might have influenced our business to date. In addition, if worker migration patterns change, our business may be affected. For example, if fewer workers seek work outside their home country due to the current economic recession or otherwise, the volume of international calling may decline. In addition, increased usage of social networking websites may decrease the amount of time users spend using our communications products, which could adversely affect our financial results.

Our plans to expand our products may not be successful.

Part of our strategy is to expand our products for business customers, expand our mobile products, and attract third-party developers and other companies to extend the functionality of our products. If these initiatives are not successful, our business may suffer.

Our strategy contemplates expanded products for the business market, which is a more difficult market for us to penetrate. Business customers have different needs and often have more demanding expectations than consumers, and we will likely need to add product features and provide more consistent quality, among other things, in order to attract business customers. For example, we have historically not offered robust customer service. Although we have recently enhanced our capabilities in this area, these enhancements may not be sufficient to meet business customer expectations. Initiatives to attract business customers may be costly, and we may not be able to recover the costs incurred. In addition, many business vendors offer unified communication systems that include products we do not offer, such as email. These vendors also are recognized brands in the business marketplace and have incumbent status, including, in certain cases, long-term customer contracts, and as a result, it may be difficult for us to replace them. In addition, in-house information technology staff may be more familiar with the products of enterprise vendors, which also may make it more difficult to displace them. If we are unable to successfully develop and market products to business customers, our results of operations may suffer.

Our strategy depends on our ability to continue to offer our products on a mobile platform, and mobile network operators may be reluctant to partner with us. Our business strategy depends on our ability to continue to offer our products on a mobile platform. Mobile network operators may be reluctant to partner with us or allow our products to be used on their devices due to concerns about cannibalizing their business. We have already faced such reluctance by mobile network operators, particularly in European markets, in relation to VoIP and peer-to-peer applications generally.

Similarly, mobile hardware manufacturers and applications store providers may be reluctant to sell Skype mobile products in their application stores due to a concern of jeopardizing established relationships with their major hardware customers and mobile network operators. Application store owners have ultimate control over the products and services made available through their channels and may choose to remove Skype from their stores or restrict functionality based on perceived competitive threat or cannibalization of their own products. For example, although our application for the Apple iPad, iPhone and iTouch is currently enabled to make voice communications over 3G networks, Apple or its carrier partners may choose to alter the terms of inclusion in its application store, effectively withdrawing this functionality at any time or develop competing applications, such as Apple Face Time, that may better integrate with Apple’s devices.

Third party developers and other companies may not develop applications to extend our platform. Our strategy contemplates attracting third party developers and other companies to use our application programming interfaces to extend our platform; however, this is a recent initiative for us and we may not be able to attract developers and other companies interested in developing applications for our platform.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

Skype was acquired by eBay on October 14, 2005 and operated as an indirect, wholly-owned subsidiary of eBay until the effective date of the Skype Acquisition on November 19, 2009. We have operated as a privately held company since the effective date of the Skype Acquisition. After this offering, we will become obligated to file with the Securities and Exchange Commission (the “SEC”) annual and other reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all applicable reporting requirements on a timely basis. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of the Nasdaq Stock Market, and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the regulations promulgated under Sarbanes-Oxley, which will impose significant compliance obligations upon us.

Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the Nasdaq Stock Market. Any such action could harm our reputation and the confidence of investors and users in our company and could materially adversely affect our business and cause the market price of our ADSs to fall.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and stock price.

As a public company, we will be required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and, beginning with our annual report on Form 10-K for the year ended December 31, 2011, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404 or that may require a restatement or other revision to our financial statements. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect that the imposition of these regulations will increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain that our financial statements are accurate. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our ADSs. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our ADSs, impair our ability to raise additional capital, or jeopardize our continued listing on Nasdaq Stock Market or any other stock exchange on which our ADSs may be listed.

Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate indebtedness and prevent us from fulfilling our obligations under our indebtedness.

As of June 30, 2010, we had $727.9 million of debt outstanding under our Amended Five Year Credit Agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Management—Indebtedness.” Subject to restrictions in our Amended Five Year Credit Agreement, we may incur additional indebtedness.

Our substantial indebtedness could have important consequences, including:

•	increasing our vulnerability to adverse general economic and industry conditions;

•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, execution of our business strategy and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in the economy and technologies;

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness;

•	exposing us to interest rate and foreign currency risks;

•	limiting our ability to, or increasing the costs to, refinance indebtedness; and

•	making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.

Any of the foregoing could materially and adversely affect our business, financial conditions and results of operations.

Our credit agreement imposes significant restrictions on our business and the lenders are entitled to take possession of and sell the assets we have pledged as collateral if there is a default under the credit agreement.

Our Amended Five Year Credit Agreement contains a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions placed on us include limitations, among other things, on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and incur or create liens;

•	consolidate, merge, liquidate or dissolve;

•	make investments, acquisitions, loans or advances;

•	transfer and sell assets;

•	engage in sale and lease back transactions;

•	enter into swap, forward, future or derivative transactions;

•	pay dividends or make other distributions on, redeem or repurchase equity interests, including our ADSs or ordinary shares, or make payments on junior financing; and

•	engage in transactions with affiliates.

Our Amended Five Year Credit Agreement also requires us to meet an interest expense coverage ratio test and a leverage ratio test. Our ability to meet these ratios may be affected by events beyond our control, and we cannot assure you that we will be able to maintain these ratios at all relevant times.

In addition, under our Amended Five Year Credit Agreement, we may be required to prepay outstanding term loans in a number of circumstances, including if we receive net proceeds arising from the sale or transfer of assets and properties (such sale and transfer would not, however, include this offering) or the incurrence of additional indebtedness. In addition, after the end of each fiscal year, commencing with the fiscal year ending December 31, 2010, we will be required to prepay outstanding term loans with a percentage of our “excess cash flow,” calculated as set forth in our Amended Five Year Credit Agreement, if our leverage ratio exceeds pre-defined levels. If, as of the end of the fiscal year, our leverage ratio is greater than or equal to 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 50% of our excess cash flow. If, as of the end of the fiscal year, our leverage ratio is greater than or equal to 2.25:1 but less than 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 25% of our excess cash flow. If our leverage ratio is less than 2.25:1 as of the end of the fiscal year, we will not be required to prepay outstanding term loans with excess cash flow for that year.

The foregoing restrictions could limit our ability to plan for, or react to, changes in market conditions or our capital needs. If for any reason we are unable to meet these requirements, we may not be granted waivers under, or amendments to, our Amended Five Year Credit Agreement or we may not be able to refinance our indebtedness on terms acceptable to us, or at all. The breach of any of these restrictions, covenants or prepayment requirements could result in a default under our Amended Five Year Credit Agreement, which would have a material adverse effect on our business, financial condition and results of operations. Our obligations under the Amended Five Year Credit Agreement are secured by pledges of all share capital held by Skype Global and certain of our subsidiaries, and by security interests in substantially all of our tangible and intangible assets (with certain exceptions, including deposit accounts, other bank or securities accounts and other assets already subject to security interests). On occurrence of an event of default, the loans may be accelerated and declared due and payable immediately and the lenders would be entitled to take possession of and sell the assets we have pledged as collateral and to apply the proceeds from those sales to repay loans and other amounts due under the Amended Five Year Credit Agreement. For more information on our outstanding indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Management—Indebtedness” elsewhere in this prospectus.

A significant part of our historical financial results is unlikely to be representative of our results as a stand-alone company.

Skype was acquired by eBay on October 14, 2005 and operated as part of the eBay group until the effective date of the Skype Acquisition on November 19, 2009. Our financial results from October 14, 2005 to November 18, 2009 have been prepared from the accounting records of eBay using the historical basis of assets and liabilities of Skype Companies. As part of the eBay group, Skype received various services and support provided by eBay, including finance, legal, information technology systems, shared facilities and human resources. Although we have entered into agreements with eBay pursuant to which eBay has provided and will provide us with similar services and support up to November 2010 (subject to any extension), administrative, general corporate and other expenses of our business have increased and may further increase substantially.

Our financial statements for the periods subsequent to October 14, 2005 and prior to November 19, 2009 include estimated allocations of certain eBay expenses including centralized legal, tax, treasury, information technology, employee costs, corporate services and other infrastructure costs, collectively referred to as “corporate allocations.” Although the corporate allocations have been determined on a basis that we considered to be reasonable reflections of the utilization of services provided or the benefit received by us, our actual expenses might have been higher, perhaps substantially, than those allocations had we operated as a stand-alone company for the periods presented. Accordingly, our financial statements for the periods subsequent to October 14, 2005 and prior to November 19, 2009 do not purport to reflect what our results of operations or financial position would have been had we operated as a stand-alone company during the periods presented nor do they purport to indicate what our results of operations or financial position will be as of any future date or for any future period.

In particular, we are a smaller and less diversified company than eBay, and we do not have access to financial and other resources comparable to those of eBay. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available prior to the Skype Acquisition.

We have entered into a tax cooperation agreement with eBay pursuant to which we may be required to pay eBay an indemnity if we engage in certain changes to our operations without eBay’s consent.

In connection with the Skype Acquisition, we entered into a tax cooperation agreement with eBay pursuant to which we have agreed to notify and collaborate with eBay if we propose material changes to our operations, including new business initiatives, changes to existing business models, mergers, acquisitions, disposition of stock or assets or material changes in the source or character of income. If in eBay’s reasonable judgment, such material changes may result in an increase in certain types of so-called Subpart F Income that eBay may be required to recognize in accordance with the U.S. Internal Revenue Code of 1986, as amended, and if we implement such material change without eBay’s consent, we would need to pay eBay an indemnity equal to its tax liability arising from its pro rata share of such increase in these types of Subpart F Income for each taxable year in which eBay holds (directly, indirectly or constructively) 10% or more of our voting power and in which U.S. persons holding (directly, indirectly or constructively) 10% or more of our voting power hold (directly, indirectly or constructively) in the aggregate more than 50% of our shares by vote or value. Such indemnity may negatively affect our results of operation and we may forego certain restructurings or new business opportunities or might choose to structure new business opportunities in a more expensive way in order to avoid paying such indemnity.

Risks Related to Investment in a Luxembourg Company

We will become a Luxembourg joint stock company (“société anonyme”) upon our corporate reorganization and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, some of our directors and officers named in this prospectus reside outside the United States and most of their assets are located outside the United States. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S.

federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the company.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will be subject to the conditions set forth in the Luxembourg procedural code which may include the following conditions:

•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•

the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.

Under our articles of incorporation, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of incorporation, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors and officers shall be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing joint stock companies organized under the laws of the Grand Duchy of Luxembourg. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters might not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States. Please see “Description of Share Capital” for a discussion of differences between Luxembourg and Delaware corporate law.

Luxembourg law authorizes our shareholders to nominate corporate directors.

Under Luxembourg law, our shareholders may nominate a corporation or other legal entity as a member of our board of directors, to which we refer as a “corporate director.” While a corporate director assumes all responsibility of an individual director, the corporate director may benefit from limited liability as a corporate director or other limited liability entity, as the case may be and our shareholders may not be able to successfully pursue any rights they may have against the individuals representing a corporate director in the decisions taken by our board of directors or the members, shareholders or other equity owners of such corporate director. Currently, our Board of Directors includes two corporate directors, Joltid Limited and M.F.A. Mulder Beheer B.V.

You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.

Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, under our articles of incorporation, our board of directors has been authorized to waive, limit or suppress such pre-emptive subscription rights until              and the general meeting of our shareholders may renew, expand or amend such authorization. In addition, under the deposit agreement for the ADSs and applicable law, the depositary will not offer these rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs and ordinary shares may be unable to participate in our rights offerings and issue of shares and may experience dilution of their holdings as a result. If the depositary is unable to sell preemptive subscription rights corresponding to ordinary shares represented by ADSs that are not exercised by, or distributed to, ADS holders, or if the sale of these rights is not lawful or reasonably practicable, the depositary will allow the rights to lapse, in which case ADS holders will receive no value for these rights.

Risks Related to Our ADSs and this Offering

Control by principal shareholders could adversely affect our other shareholders.

When this offering is completed, our executive officers, directors and greater than 5% shareholders, collectively, will beneficially own approximately             % of ordinary shares (including ordinary shares represented by ADSs) (based on the number of ordinary shares outstanding as of                          2010 and excluding ordinary shares issuable upon exercise of outstanding options), assuming no exercise of the underwriters’ option to purchase additional ADSs. In addition, we expect that, pursuant to the terms of the Shareholders Agreement that we expect to be amended prior to this offering, certain Silver Lake funds, eBay International AG, CPP Investment Board Private Holdings Inc. and Joltid Limited will be able to elect their respective designees to serve as members of our board of directors. These shareholders will have a continuing ability to control our board of directors and will continue to have significant influence over our affairs for the foreseeable future, including controlling the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets.

In addition, under the “controlled company” exception to the independence requirements of the Nasdaq Stock Market, we will be exempt from the rules of the Nasdaq Stock Market that require that our board of directors be comprised of a majority of independent directors, that we have a compensation committee comprised solely of independent directors and that we have a nominating and governance committee comprised solely of independent directors. This concentrated control will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our ADSs to decline or prevent our shareholders from realizing a premium over the market price for their ADSs.

The market price of our ADSs may be volatile and may decline.

Prior to this offering, our ordinary shares or ADSs have not been traded in the public markets. We cannot predict the extent to which a trading market for our ADSs will develop or how liquid that market might become. An active trading market for our ADSs may never develop or may not be sustained, which could adversely affect your ability to sell your ADSs and the market price of your ADSs. The initial public offering price for the ADSs was determined by negotiations between us, the selling stockholder and the underwriters and does not purport to be indicative of prices at which our ADSs will trade upon completion of this offering.

The stock market in general, and the market for equities of some technology companies, early stage companies and Internet companies in particular, has been highly volatile. As a result, the market price of our ADSs is likely to be similarly volatile, and investors in our ADSs may experience a decrease, which could be substantial, in the value of their ADSs, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our ADSs could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk Factors” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports by securities analysts about us or our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions or departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	announcement of technological innovations by us or our competitors;

•	the passage of legislation, change in interpretations of laws or other regulatory events or developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	the expiration of contractual lock-up arrangements with our executive officers, directors and shareholders;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle or defend litigation.

A total of         or         % of our total outstanding ordinary shares (including ordinary shares represented by ADSs) after the offering are restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of ordinary shares or ADSs eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our ADSs.

The market price of our ADSs could decline as a result of sales of a large number of shares of our ordinary shares or ADSs in the market after this offering, and the perception that these sales could occur may also depress

the market price of our ADSs. We will have         ordinary shares outstanding (including ordinary shares represented by ADSs) after this offering, assuming no exercise of our outstanding options or warrants. Of these shares,         ordinary shares represented by ADSs sold in this offering will be freely tradable in the United States, except for any ordinary shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933.

The holders of         shares of outstanding ordinary shares or ADSs have agreed with the underwriters, subject to a number of exceptions, not to dispose of or hedge any of their ordinary shares during the 180-day period beginning on the date of this prospectus, except with the prior written consent of the representatives of the underwriters in this offering. After the expiration of the 180-day restricted period, these shares and ADS, may be sold in the public market in the United States, subject to prior registration in the United States, if required, or reliance upon an exemption from U.S. registration, including, in the case of ordinary shares or ADSs held by affiliates, compliance with the volume restrictions of Rule 144. We expect         ordinary shares to be subject to contractual transfer restrictions pursuant to the Shareholders Agreement, which we expect to be amended prior to this offering (see “Certain Relationships and Related Party Transactions—Amended and Restated Shareholders Agreement”).

Number of Shares and % of Total Outstanding	Date Available for Sale into Public Markets
,or %	Immediately after this offering.

,or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these shareholders to sell their shares or ADSs at any time, provided applicable holding period under Rule 144 have expired.

Upon completion of this offering, the holders of              ordinary shares, or     % of our outstanding ordinary shares as of              June 30, 2010, will be entitled, under contracts providing for registration rights, to require us to register our ordinary shares or ADSs owned by them with the SEC. Upon effectiveness of any registration statement, subject to lock-up agreements with the representatives of the underwriters, those ordinary shares or ADSs will be available for immediate resale in the United States in the open market.

Sales of our ordinary shares and ADSs as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales, or the perception that such sales could occur also could cause the market price for our ADSs to fall and make it more difficult for you to sell our ADSs.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of their ADSs.

The initial public offering price of our ADSs in this offering is considerably more than the net tangible book value per ADS. Purchasers in this offering will suffer immediate dilution of $             per ADS pro forma net tangible book value, based on the sale of ADSs to be sold in this offering at an assumed initial public offering price of $             per ADS (the mid-point of the price range set forth on the cover of this preliminary prospectus). See “Dilution.”

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.

After the completion of this offering, we do not anticipate making any cash or other distributions on our ordinary shares in the foreseeable future. The payment of cash distributions on ordinary shares is restricted under the terms of our Amended Five Year Credit Agreement. In addition, because we are a holding company, our ability to make any distributions on ordinary shares may be limited by restrictions on our ability to obtain sufficient funds from subsidiaries, including restrictions under the terms of our Amended Five Year Credit Agreement. Furthermore, under the laws of Luxembourg, we are able to make distributions only to the extent that we receive distributions from our subsidiaries, recognize gains from the sale of our assets or have available share premium. We anticipate that we will retain all of our available funds for use in the operation and development of our business. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never materialize, as the only way of realizing any future gains on their investments. Investors seeking cash or other distributions should not purchase our ADSs. See “Distribution Policy.”

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ADSs or if our operating results do not meet their expectations, the price of our ADSs could decline.

The market price of our ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price of our ADSs or its trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrade our ADSs or if our operating results or prospects do not meet their expectations, the market price of our ADSs could decline.

Future equity issuances may dilute the holdings of current ordinary shareholders or ADS holders and could materially affect the market price of our ADSs.

We may in the future decide to offer additional equity to raise capital or for other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our ordinary shares and ADSs, as well as our earnings per ordinary share or ADS and net asset value per ordinary share or ADS.

As a holder of our ADSs, you do not have the same rights as those of our ordinary shareholders, may not receive voting materials in time to be able to exercise your right to vote, may not receive distributions, if any, we make on our ordinary shares and will be required to pay certain fees and expenses.

Holders of ADSs do not have the same rights as those of our ordinary shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our articles of incorporation, which will become effective prior to the closing of this offering, the minimum notice period required to convene a general meeting is eight days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter and both any such withdrawal and any subsequent deposit of those ordinary shares in exchange for ADSs will require that you pay fees to the depositary. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Holders of ADSs may not receive all of the distributions, if any, we make on our ordinary shares. For example, if we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights and if the depositary for the ADSs decides that it is not legal and practical to make those rights available to holders of ADSs and that is it is not practical to sell those rights and distribute the net proceeds to ADS holders, those rights will lapse and holders of ADSs will receive no value for them. Moreover, we generally would be required to file a registration statement under the Securities Act in order for the depositary to make any rights available to ADS holders and we have no obligation to do so. Likewise, holders of ADSs may not receive the same property, if any, we distribute on our ordinary shares. For example, if we make a distribution of securities or property on our ordinary shares then, to the extent that the depositary deems the distribution of those securities or property to holders of ADSs not to be equitable and practical, it may sell those securities or property and distribute the net proceeds to holders of ADSs. In addition, holders of ADSs will be required to pay an annual fee for services performed by the depositary in administering our ADS program, a fee for any distributions made to ADS holders, a fee for exchanging ADSs for ordinary shares or ordinary shares for ADSs, and other specified fees and expenses. We may agree with the depositary to amend the depositary agreement without your consent for any reason.

As a result, holders of ADSs may not have the same voting and other rights as holders of our ordinary shares, may not receive the same distributions, if any, as holders of our ordinary shares and will be required to pay certain charges and expenses.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when its books are closed or when any such action is deemed necessary or advisable by the depositary or by us or because of any requirement of law or of any governmental body or commission. Moreover, the surrender of ADSs and withdrawal of our ordinary shares may be suspended pending the payment of fees, taxes and similar charges or if we direct the depositary at any time to cease new issuances and withdrawals of our shares during periods specified by us in connection with shareholders’ meetings, the payment of dividends or as otherwise reasonably necessary for compliance with any applicable laws or government regulations.

Our management will have considerable discretion as to the use of the net proceeds to be received by us from this offering.

Our allocation of the net proceeds to be received by us in this offering is based on current plans and business conditions. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations and competitive and market developments, among other factors. Accordingly, our management will have considerable discretion in the application of the net proceeds received by us. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our ADSs. Net proceeds from this offering, pending allocation to operating assets, may be placed in investments that do not produce income or that lose value.

If you directly or indirectly acquire more than 10% of our outstanding shares, including in the form of ADSs, CFC rules may apply to you.

We expect that we and certain of our non-U.S. subsidiaries will be controlled foreign corporations (“CFCs”) for United States federal income tax purposes immediately following the offering. Each “U.S. shareholder” of a CFC that directly or indirectly owns shares in the CFC on the last day of the CFC’s taxable year must generally include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “Subpart F income,” even if the Subpart F income is not distributed. For these purposes, any U.S. person who owns, directly, indirectly through foreign persons, or constructively (under applicable constructive ownership rules of the U.S. Internal Revenue Code of 1986, as amended) 10% or more of the total combined voting power of all classes of shares of a foreign corporation will be considered to be a “United States shareholder” of the corporation. See “United States and Luxembourg Income Tax Considerations—United States Federal Income Tax Considerations—Controlled Foreign Corporation Rules.”

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, including statements that involve expectations, plans or intentions (such as those relating to future business or financial results, new features or products, or management strategies). You can identify these forward-looking statements by words such as “may,” “will,” “would,” “should,” “could,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan” and other similar expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. These risks and uncertainties include, among others, those described under “Risk Factors” and elsewhere in this prospectus, including in our financial statements and related notes appearing in this prospectus, and the following:

•	our ability to maintain or improve our operating and financial performance, and fluctuations in our financial performance;

•	uncertainties and limitations of our user metrics;

•

intense competition from companies in a number of industries, including Internet product and software companies, telecommunication companies and hardware-based VoIP providers and, potentially, small and medium-sized enterprise telecommunications services providers;

•	intellectual property litigation and our ability to protect our intellectual property, technology and brand;

•

regulation of our current or future products and services and the risk that compliance with regulatory requirements may be costly and may require that we change the products we offer or the way we do business in particular states, countries or other regions, or that we may be unable to comply with regulatory requirements;

•	challenges managing a global business and our reliance on local partners and third-party vendors;

•	the growth and availability of broadband Internet access and the risk that some countries may block use of our products;

•	our dependence on key personnel and our management team’s limited experience working as a group;

•	the impact of new technologies on demand for our products;

•	product errors, system failures and the reliability of Internet infrastructure;

•	fraudulent activities, use of our products for illegal purposes, and real or perceived security or privacy risks;

•	risks associated with acquisitions, minority investments and other strategic transactions;

•	increased taxation of our products or increased income tax expense, and our ability to use our net operating losses;

•	our ability to expand our products;

•	the costs associated with being an independent public company and our ability to comply with the internal control and reporting obligations of public companies; and

•	our substantial indebtedness and the restrictions our credit agreement imposes on our business.

We do not intend, and undertake no obligation, to update any of our forward-looking statements to reflect actual results, changes in circumstances, assumptions or beliefs, or future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

MARKET DATA

Unless otherwise expressly stated or the context otherwise requires, industry, market and demographic data appearing in this prospectus, including information relating to the telecommunications industry, are derived principally from publicly available information, industry publications, data from market research firms and other third-party sources and estimates by our management, and management estimates are based upon information from the foregoing sources, data from our internal research and assumptions made by us based on such data and our knowledge of our industry and markets. Our management estimates and internal research have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the industry, market and demographic data included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance, industry or market conditions, and demographics are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. If any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, they could have a material adverse effect on our future results of operations and financial condition, and the trading price of our ADSs.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $             million from the sale by us of ADSs offered in this offering, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds received by us in connection with this offering for general corporate purposes.

In connection with the termination of the management services agreements with certain of our shareholders and their affiliates, we will pay approximately $            million to such counterparties, on the date of the consummation of this offering, using a portion of the proceeds of this offering. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

We will not receive any proceeds from the sale of approximately $             million of ADSs to be offered by the selling shareholders. See “Principal and Selling Shareholders.”

CORPORATE REORGANIZATION

Prior to this offering, we have conducted our business through Skype Global S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), and its subsidiaries. Skype S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), and the registrant was formed for the purpose of making this offering. Skype S.à r.l., currently a wholly-owned subsidiary of Skype Global S.à r.l., does not engage in any operations and has only nominal assets, including a 100% interest of Skype Global Holdco S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), which itself does not engage in any operations and holds no material assets. The corporate reorganization will consist of the following principal steps:

•

Skype S.à r.l., formed as a Luxembourg limited liability company (société à responsabilité limitée) subsidiary of Skype Global S.à r.l., and holding the entire capital of Skype Global Holdco S.à r.l., will change its form and convert into a Luxembourg joint stock company (société anonyme), Skype S.A.

•

After the conversion, all shareholders of Skype Global S.à r.l. will contribute in kind and exchange their shares in Skype Global S.à r.l. against newly issued shares in Skype S.A. Skype S.A. shares held by Skype Global S.à r.l. will be cancelled.

•

Upon completion of such contribution in kind, the articles of incorporation of Skype S.A. will be amended and restated, the re-composition of our board will be approved and Skype S.A. will enter into an amended and restated shareholders agreement with its shareholders.

•

Skype S.A. then will in turn contribute all shares of Skype Global S.à r.l. to Skype Global Holdco S.à r.l. against the issue by Skype Global Holdco S.à r.l. of shares of two different classes, namely class A and class B.

•	Once Skype Global S.à r.l. is the wholly owned subsidiary of Skype Global Holdco S.à r.l., the articles of incorporation of Skype Global S.à r.l. will be amended and restated.

See “Principal and Selling Shareholders” for more information on the ordinary shares held by our directors, named executive officers, more than 5% shareholders and selling shareholders. Investors in this offering will only receive, and this prospectus only describes the offering of, ADSs representing ordinary shares of Skype S.A. See “Description of Share Capital” for additional information regarding the terms of our certificate of incorporation and the rights attached to our ordinary shares.

In connection with the corporate reorganization, each outstanding stock option granted by Skype Global S.à r.l. to our employees, directors, service providers and consultants under the Skype Equity Incentive Plan will be assumed by Skype S.A. and converted into an equivalent stock option to purchase ordinary shares of Skype S.A. The Skype Equity Incentive Plan will also be assumed by Skype S.A. From and after the completion of this offering, each stock option will be deemed to constitute a stock option to acquire, on the same terms and conditions as were applicable under the Skype Equity Incentive Plan, a number of Skype S.A. ordinary shares equal to the product of (1) the number of shares of Skype Global ordinary shares otherwise purchasable pursuant to such stock option and (2)                             , rounded down, if necessary, to the nearest whole share; and such stock option to acquire Skype S.A. ordinary shares will have an exercise price per share equal to (1) the exercise price per share of the Skype Global stock option, divided by (2)            , rounded up to the nearest cent. After the completion of this offering, any employee, director, service provider or consultant acquiring ordinary shares of Skype S.A. pursuant to the exercise of a stock option will hold such shares directly and not through Skype Management L.P. as was required prior to the completion of this offering.

Our corporate reorganization will not affect our operations, which we will continue to conduct through our operating subsidiaries. The following chart reflects our corporate structure after consummation of this offering, after giving effect to the corporate reorganization:

Public Investors
Private Investors(1)
Employees(2)
Skype S.A.
(the Issuer)
Skype Global Holdco
S.à r.l.
Skype Global S.à r.l.
Skype Inc.
Springboard
Finance
L.L.C.
Amended Five Year
Credit Agreement
Equity Investments
Tel-Online Limited (49%)
Operating Subsidiaries
Skype Technologies S.A.
Skype Communications S.à r.l.
Skype Hong Kong Ltd.
Skype Poland Sp z.oo
Skype Limited
Skype Technologies OÜ
Skype Sweden AB
Skype Czech Republic S.r.o.
S Technologies, Ltd.
Skype Software S.à r.l.
Skype Singapore Pte Ltd
Skype Japan KK

(1)

Includes Silver Lake, CPP Investment Board Private Holdings Inc., Andreessen Horowitz, eBay, Joltid, Charleston Investment Holdings Limited and certain of their affiliates. See “Principal and Selling Shareholders.”

(2)

Prior to this offering, employees, directors and consultants who invested in Skype Global or who acquired ordinary shares pursuant to the exercise of any stock option granted under the Skype Equity Incentive Plan held their equity interest in Skype Global through Skype Management, L.P. (“Skype Management”), an exempted limited partnership organized under the laws of the Cayman Islands, which is a shareholder in Skype Global, primarily to enable Skype Global to comply with the limitation on the number of record holders of its ordinary shares under applicable law. Skype Management received such acquired shares on behalf of the employees, directors and consultants and issued a corresponding number of partnership units to the employees, directors and consultants. In connection with this offering, the partnership will terminate and be wound up and Skype Management’s ordinary shares in Skype Global will be distributed to the employees, directors and consultants according to their respective numbers of partnership units.

DIVIDEND POLICY

We do not anticipate making any dividends or other distributions on our ordinary shares in the foreseeable future. We anticipate that we will retain all of our available funds for use in the operation and development of our business. Any future determination to make dividends or other distributions will be at the discretion of the general meeting of our shareholders or, with respect to interim dividends or distributions, our board of directors, and will depend on, among other things, our financial condition, results of operations, cash needs, plans for expansion, tax considerations, available net profits and reserves, limitations under Luxembourg law and other factors that our board of directors considers to be relevant. In addition, covenants in instruments and agreements may restrict our ability to make cash, including the Amended Five Year Credit Agreement, or dividends or other distributions on our ordinary shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2010:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our corporate reorganization and to reflect our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per ADS (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discount and estimated offering expenses payable by us, the payment of approximately $             million to certain of our shareholders upon the consummation of this offer in connection with the termination of our management service agreements with them, and the application of such net proceeds as described under “Use of Proceeds.”

You should read the information in the following table together with “Corporate Reorganization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted
	(thousands of U.S. dollars) (unaudited)
Cash and cash equivalents	$85,493	$

Total outstanding debt(1)	$727,912	$

Shareholder’s equity:
Common stock classes A,B,C,D,E,F,G,H,I,J, $0.01 par value, 944,495 shares of each of the 10 classes issued, authorized and outstanding as of June 30, 2010 (actual); ordinary shares, $0.01 par value, shares authorized, shares issued and outstanding (as adjusted)(2)	94
Management co-investment loan receivable	(4,305)
Additional paid-in capital	2,326,832
Warrants	17,214
Accumulated deficit	(86,600)
Accumulated other comprehensive income	1,119

Total shareholders’ equity	2,254,354

Total capitalization	$2,982,266	$

(1)	Consists of outstanding term loan under our Amended Five Year Credit Agreement.
(2)	The number of ordinary shares issued and outstanding, as adjusted to give effect to our corporate reorganization and this offering, does not include:

•

         ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants outstanding at June 30, 2010 under the Skype Equity Incentive Plan with an exercise price of $             per share;

•

         ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants after June 30, 2010 under the Skype Equity Incentive Plan with an exercise price of $             per share;

•

         ordinary shares reserved for future issuance under the Skype Equity Incentive Plan; for a discussion of the Skype Equity Incentive Plan, see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives”; and

•

         ordinary shares into which warrants granted to Joltid Limited on November 19, 2009, which are now held by SEP Investments Pty Limited, may be exercised at an exercise price of $             per share (the warrants expire upon the earlier of November 19, 2019 and the occurrence of a reorganization event, as defined under the terms of the warrant). See below for more information regarding the terms of the warrant.

Warrants

In connection with the Joltid Transaction, Joltid received warrants to purchase an additional 98,680 Skype Global shares, equivalent to a 1% equity stake at such time, exercisable until the earlier of November 19, 2019 or the closing of a reorganization event, as defined in the warrant agreement. On April 15, 2010, the warrants were transferred to SEP Investments Pty Limited, an entity unaffiliated with Joltid.

The exercise price of the warrants upon completion of this offering will be $            per ordinary share, and the holder of the warrants will be entitled to purchase              ordinary shares of Skype S.A. following the closing of the offering. A reorganization event includes any transaction pursuant to which all or substantially all of Skype Global’s outstanding shares are sold, exchanged or converted into cash, securities or other consideration. A reorganization event, however, excludes transactions with affiliates of Skype Global and transactions where Skype Global’s shareholders prior to the reorganization event retain majority control of the surviving entity following such event. Upon the occurrence of a reorganization event, the warrant holder will receive such consideration with a fair market value equal to the difference between the amount the holder would have received in the reorganization event had it exercised all of its warrants immediately prior to such event, less the amount it would have had to pay to exercise the warrants. The corporate reorganization described elsewhere in this prospectus is not a reorganization event under the warrant agreement, but instead Skype S.A. will assume the warrants and the warrant holder will have a right thereunder to a number of Skype S.A. shares equal to the number of shares that the holder would have received had it exercised the warrants immediately prior to the corporate reorganization.

DILUTION

If you invest in our ADSs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS upon the completion of this offering. Net tangible book value represents our total tangible assets (total assets less intangible assets) less total liabilities.

Our net tangible book value at June 30, 2010, after giving effect to the sale of              ADSs at an assumed initial public offering price of $             per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us, or “as adjusted net tangible book value”, would have been $            , or $             per ordinary share or $             per ADS. This represents an immediate increase in net tangible book value of $             per ordinary share or $             per ADS to existing shareholders and an immediate dilution of $             per ordinary share or $             per ADS to new investors, or         % of the assumed initial public offering price of $             per ordinary share or $             per ADS. The following table illustrates this dilution for investors in ADSs in this offering:

Assumed initial public offering price per ADS		$
Net tangible book value per ADS as of June 30, 2010, before giving effect to this offering	$
Increase in net tangible book value per ADS attributable to this offering	$

As adjusted net tangible book value per ADS		$

Dilution in as adjusted net tangible book value per ADS to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) our as adjusted net tangible book value by $            , the as adjusted net tangible book value per ADS by $             and the dilution in as adjusted net tangible book value per ADS to investors in this offering by $            , assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2010, the number of ordinary shares (in the form of ordinary shares or ADSs) purchased from us since inception, the total consideration paid to us and the average price per ordinary share and per ADS paid by existing shareholders and by new investors purchasing in this offering at an assumed initial public offering price of $             per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus), before deducting underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share	Per ADS
Existing shareholders		%	$	%	$	$
New investors

Total		100%		$100%

A $1.00 increase or decrease in the assumed initial public offering price per ADS would increase or decrease, respectively, the total consideration paid by new investors by $            .

If the underwriters exercise their option to purchase an additional              ADSs in this offering, the number of ordinary shares represented by ADSs held by new investors will increase to approximately              ordinary shares, or approximately             % of the total number of our then outstanding ordinary shares (including ordinary shares represented by ADSs), and the total consideration paid by new investors will increase to approximately $            , or approximately             % of the total consideration paid for our outstanding ordinary shares (in the form of ordinary shares or ADSs), assuming an initial public offering price of $             per ADS (the mid-point of the estimated price range set forth on the cover page of this prospectus).

The foregoing discussion and tables assume the completion, prior to the effectiveness of the registration statement of which this prospectus forms a part, of our corporate reorganization and that the number of ordinary shares that will be outstanding immediately after this offering is based on              ordinary shares outstanding on June 30, 2010, plus the              ordinary shares to be sold by us in the form of ADSs in this offering, and excludes the following ordinary shares:

•

             ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants outstanding at June 30, 2010 under the Skype Equity Incentive Plan with an exercise price of $             per share;

•

             ordinary shares issuable upon the exercise of stock options granted to our employees, directors, service providers and consultants after June 30, 2010 under the Skype Equity Incentive Plan with an exercise price of $             per share;

•

             ordinary shares reserved for future issuance under the Skype Equity Incentive Plan; for a discussion of the Skype Equity Incentive Plan, see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives”; and

•

             ordinary shares into which warrants granted to Joltid Limited on November 19, 2009, which are now held by SEP Investments Pty Limited, may be exercised at an exercise price of $             per share (the warrants expire upon the earlier of November 19, 2019 and the occurrence of a reorganization event, as defined under the terms of the warrant). See “Capitalization—Warrants” for more information regarding the terms of the warrant.

To the extent that any of the foregoing warrants and options are exercised, there may be further dilution to investors in this offering.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” our audited consolidated financial statements as of December 31, 2009 and for the Successor period from November 19, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to November 18, 2009, and as of and for the Predecessor year ended December 31, 2008 and for the Predecessor year ended December 31, 2007, as well as our unaudited interim condensed consolidated financial statements as of and for the six month Successor period ended June 30, 2010 and for the six month Predecessor period ended June 30, 2009, and their respective notes included elsewhere in this prospectus.

On November 19, 2009, Skype Global acquired the Communications business segment of eBay, which consisted of the assets and liabilities of the Skype Companies (which we refer to as the “Skype Acquisition”). As a result of the Skype Acquisition, the financial results for the year ended December 31, 2009 have been presented for the Predecessor for the period from January 1, 2009 to November 18, 2009, and for the Successor for the period from November 19, 2009 to December 31, 2009.

In addition, on October 14, 2005, eBay acquired the Skype Companies (with the exception of Skype Holdings, which eBay formed to consummate the acquisition in 2005; one of the Skype Companies, Sonorit, which eBay acquired in April 2006; and certain indirect subsidiaries of Skype Global incorporated subsequent to the acquisition by eBay) (which we refer to as the “eBay Acquisition”). Accordingly, the selected financial results for the year ended December 31, 2005 have been presented for the pre-eBay predecessor entity (which we refer to as the “Pre-eBay Predecessor”) prior to the eBay Acquisition for the period from January 1, 2005 to October 13, 2005 and for the Predecessor following the eBay Acquisition for the period from October 14, 2005 to December 31, 2005.

Our selected statement of operations data and cash flows data for the Predecessor years ended December 31, 2008 and 2007, for the Predecessor period from January 1, 2009 to November 18, 2009 and for the Successor period from November 19, 2009 to December 31, 2009, as well as the Predecessor balance sheet data as of December 31, 2008 and the Successor balance sheet data as of December 31, 2009, have been derived from audited consolidated financial statements which have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and are included elsewhere in this prospectus. The selected statement of operations data below for the Pre-eBay Predecessor period from January 1, 2005 to October 13, 2005, for the Predecessor period from October 14, 2005 to December 31, 2005 and for the Predecessor year ended December 31, 2006, as well as the Predecessor combined balance sheet data below as of December 31, 2005, 2006 and 2007, are derived from unaudited financial statements that were prepared on the basis of U.S. GAAP. The selected statement of operations data below as of and for the six month Successor period ended June 30, 2010 and for the six month Predecessor period ended June 30, 2009 are unaudited and have been prepared under U.S. GAAP.

The Skype Acquisition was accounted for as a business combination using the acquisition method and resulted in a new basis of accounting in the acquired Skype Companies. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair value at the acquisition date on November 19, 2009. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill (see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for further information). The vertical lines separating the Successor, Predecessor and Pre-eBay Predecessor financial data in this prospectus are included to highlight the lack of comparability between these accounts due to the period durations and new basis of accounting resulting from the Skype Acquisition and the eBay Acquisition, respectively.

The Predecessor financial statements include 100% of the assets and liabilities of the Skype Companies and have been presented on a combined basis. The Predecessor financial statements include allocations of certain

eBay expenses including centralized legal, tax, treasury, information technology, employee costs, corporate services and other infrastructure costs, collectively referred to as “corporate allocations.” The corporate allocations have been determined on a basis that we considered to be reasonable reflections of the utilization of services provided to us or the benefit received by us. Additionally, certain other expenses incurred by eBay for the direct benefit of the Predecessor have been included in the Predecessor financial statements. See “Certain Relationships and Related Party Transactions” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus. We believe that the estimates, assumptions, and methodology underlying the allocation of these expenses as reflected in the Predecessor financial statements are reasonable; however, actual expenses may have differed materially from these allocations had the Predecessor operated independently of eBay for the periods presented. The Predecessor financial statements and selected financial data do not purport to reflect what the results of operations, financial position or cash flows would have been had the Predecessor operated as an independent company during the periods presented nor do they purport to indicate what the Successor results of operations, cash flows or financial position will be as of any future date or for any future period.

For presentation purposes, we refer in this prospectus to the Predecessor’s combined financial statements and the Successor’s consolidated financial statements collectively as our “consolidated financial statements.”

Selected Statement of Operations Data from 2005 to 2009

	Pre-eBay Predecessor	Predecessor					Successor
	January 1 to October 13, 2005	October 14 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009
	(thousands of U.S. dollars, except share data)
Selected Statement of Operations Data:
Net revenues:	$47,076	$24,809	$193,696	$381,551	$551,364	$626,458	$92,445
Cost of net revenues(1)	33,729	17,842	140,107	228,638	290,053	293,533	44,836	(2)

Gross profit	13,347	6,967	53,589	152,913	261,311	332,925	47,609

Operating expenses:
Sales and marketing(1)	14,200	13,097	59,787	67,195	85,630	111,029	17,267
Product development(1)	5,027	6,536	38,900	22,078	31,124	34,993	5,809
General and administrative(1)(3)	11,588	5,787	37,865	41,169	51,863	50,208	113,284	(4)
Amortization of acquired intangible assets	—	13,694	60,156	65,514	69,832	55,453	13,284	(2)
Litigation settlement	—	—	—	—	—	343,826 (5)	—
Impairment of goodwill	—	—	—	1,390,938 (6)	—	—	—

Total operating expenses	30,815	39,114	196,708	1,586,894	238,449	595,509	149,644

(Loss)/income from operations	(17,468)	(32,147)	(143,119)	(1,433,981)	22,862	(262,584)	(102,035)
Interest income and other (expense), net	272	493	2,029	5,303	10,297	(2,549)	5,492
Interest expense	—	—	—	—	—	—	(10,387	)(7)

(Loss)/income before income taxes	(17,196)	(31,654)	(141,090)	(1,428,678)	33,159	(265,133)	(106,930)
Income tax (benefit)/expense	1,141	(2,380)	(22,044)	(23,342)	(8,447)	3,950	(7,209)

Net income (loss)	$(18,337)	$(29,274)	$(119,046)	$(1,405,336)	$41,606	$(269,083)	$(99,721)

Basic and diluted net loss per share (Class A through J):(8)							$(10.59)
Weighted number of shares, basic and diluted (Class A through J):(8)							9,414,600

(1)	Figures for the periods shown below include stock-based compensation expense as follows:
(2)

Cost of net revenues and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 include $4.2 million and $13.3 million of amortization costs, respectively, relating to the amortization of the intangible assets acquired in the Skype Acquisition. The increase from the Predecessor period is a result of the Skype Acquisition, whereby the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009.

(3)

The consummation of this offering will trigger payments under management services agreements entered into in connection with the Skype Acquisition in aggregate amount of $             million. See “Certain Relationships and Related Party Transactions—Management Service Agreements.”

(4)	This amount includes $98.7 million of transaction fees and expenses incurred in connection with the Skype Acquisition.
(5)

This amount represents the net charge incurred by us in connection with the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users. For more information regarding this settlement and the Joltid Transaction generally, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations,” “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(6)

This amount represents the impairment in 2007 of the goodwill recorded in connection with our acquisition by eBay in 2005. As a result of the assessment in 2007 that the carrying value of that goodwill exceeded its fair value, an impairment charge of $1.4 billion was recorded. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Impairment of Goodwill” and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.

(7)

This amount represents the net interest expense, including amortization of original issuance discount and deferred financing cost, incurred for the Successor period from November 19, 2009 to December 31, 2009 in connection with the indebtedness incurred to finance the Skype Acquisition, as described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(8)

Per share information is not provided for the Predecessor periods from October 14, 2005 to November 18, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies. In addition, we have not provided per share information for the Pre-eBay Predecessor period as the information does not provide a meaningful comparison to the operations of the entity subsequent to the eBay Acquisition in 2005 or the Skype Acquisition in 2009.

	Pre-eBay Predecessor	Predecessor					Successor
	January 1 to October 13, 2005	October 14 to December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009
	(thousands of U.S. dollars)
Cost of net revenues	$—	$—	$2,141	$200	$(145)	$331	$6
Sales and marketing	2,897	7,681	10,247	1,953	4,570	8,564	111
Product development	4,024	4,658	13,303	3,883	5,443	2,910	92
General and administrative	1,561	2,980	7,378	4,233	2,958	2,680	52

Total	$8,482	$15,319	$33,069	$10,269	$12,826	$14,485	$261

Selected Statement of Operations Data for the Six Month Successor Period ended June 30, 2010 and the Six Month Predecessor Period ended June 30, 2009

Results of operations for the six months ended June 30, 2010 are not necessarily indicative of the results of operations that may be achieved for the entire year.

	Predecessor	Successor
	Six months ended June 30, 2009	Six months ended June 30, 2010
	(thousands of U.S. dollars, except share data)
Net revenues:	$324,838	$406,170
Cost of net revenues(1)	161,138	199,820	(2)

Gross profit	163,700	206,350

Operating expenses:
Sales and marketing(1)	57,343	70,998
Product development(1)	20,549	29,950
General and administrative(1)	23,681	46,824
Amortization of acquired intangible assets	31,147	57,154	(2)

Total operating expenses	132,720	204,926
Income (loss) from operations	30,980	1,424
Realized loss on amended credit agreement	—	(13,513	)(3)
Interest income and other (expense), net	(6,119)	31,330
Interest expense	—	(35,606	)(4)

(Loss)/income before income taxes	24,861	(16,365)
Income tax expense / (benefit)	2,327	(29,486)

Net income	$22,534	$13,121

Basic and diluted net income per share (Class A through I):(5)		$—
Basic and diluted net income per share (Class J):(5)		$13.88
Weighted number of shares, basic and diluted (Class A through I): (5)		8,486,873
Weighted number of shares, basic and diluted (Class J): (5)		942,986

(1)	Includes stock-based compensation expense as follows:

	Predecessor	Successor
	Six months ended June 30, 2009	Six months ended June 30, 2010
	(thousands of U.S. dollars, except share data)
Cost of net revenues	$369	$51
Sales and marketing	3,705	1,722
Product development	3,309	813
General and administrative	1,453	495

Total	$8,836	$3,081

(2)

Cost of net revenues and amortization of acquired intangible assets for the Successor six months ended June 30, 2010 include $18.1 million and $57.2 million of amortization costs, respectively, relating to the amortization of the intangible assets acquired in the Skype Acquisition. The increase from the comparable period in 2009 is a result of the Skype Acquisition, whereby the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009.

(3)

This amount represents the expense incurred in connection with the amendment of our Amended Five Year Credit Agreement in February 2010, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(4)

This amount represents the net interest expense, including amortization of original issuance discount and deferred financing cost, incurred for the six months ended June 30, 2010 in connection with the outstanding indebtedness incurred to finance the Skype Acquisition, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(5)

Per share information is not provided for the Predecessor six months ended June 30, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

Selected Balance Sheet Data

	Predecessor				Successor
	As of December 31,				As of December 31, 2009		As of June 30, 2010
	2005	2006	2007	2008
	(thousands of U.S. dollars)
Selected Balance Sheet Data:
Cash and cash equivalents	$88,156	$92,837	$115,884	$260,187	$114,077	(1)	$85,493
Total current assets	107,352	121,953	154,234	319,804	202,445		182,586
Property and equipment, net	1,023	7,123	9,075	6,040	13,238		19,252
Goodwill	2,312,359	2,575,931	1,919,341	1,836,562	2,372,779	(2)	2,372,779
Intangible assets, net	263,406	235,711	188,204	112,934	788,118	(3)	712,903
Total assets	2,684,286	2,944,758	2,275,410	2,282,535	3,409,704		3,312,817

Accrued expenses and other current liabilities	20,187	39,658	46,359	65,159	90,852		99,548
Deferred revenue and user advances	22,429	56,219	89,419	108,012	142,600		150,250
Total current liabilities	52,684	111,740	170,463	219,893	302,246		317,272
Long term debt(4)	—	—	—	—	772,220		690,107
Total liabilities	115,694	150,730	186,007	222,493	1,172,131		1,058,463
Total invested / shareholders’ equity	2,568,592	2,794,028	2,089,403	2,060,042	2,237,573		2,254,354
Total liabilities and invested / shareholders’ equity	$2,684,286	$2,944,758	$2,275,410	$2,282,535	$3,409,704		$3,312,817

(1)

Cash and cash equivalents decreased as of December 31, 2009 compared to December 31, 2008 primarily as a result of the repayment to eBay of a portion of its investment in the Skype Companies in the amount of $271.8 million immediately prior to the completion of the Skype Acquisition, as described in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	This amount represents the excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities in the Skype Acquisition, which has been recorded as goodwill.
(3)

This amount represents the identifiable intangible assets acquired in connection with the Skype Acquisition and the Joltid Transaction. As a result of the Skype Acquisition, the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009.

(4)

These amounts represent the outstanding amount as of December 31, 2009 and June 30, 2010 of long-term debt incurred to finance the Skype Acquisition, as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Selected Cash Flow Data

	Predecessor				Successor		Predecessor	Successor
	Year ended December 31, 2007		Year ended December 31, 2008	January 1 to November 18, 2009	November 19 to December 31, 2009		Six months ended June 30, 2009	Six months ended June 30, 2010
	(thousands of U.S. dollars)
Selected Cash Flow Data:
Net cash provided by (used in) operating activities:	$80,220		$148,801	$128,049	$(150,913	)(2)	$93,976	$64,830
Net cash provided by (used in) investing activities:	(536,020	)(1)	(4,964)	(11,733)	(1,958,981	)(3)	(5,264)	(12,869)
Net cash provided by (used in) financing activities:	468,354	(1)	13,305	(263,302)	2,082,013	(4)	—	(67,234	)(5)

(1)

This amount primarily reflected a $530.3 million cash payment by eBay pursuant to an earn-out settlement agreement with certain former shareholders of the Pre-eBay Predecessor and the earn-out representative. Financing activities to finance this payment resulted in a corresponding increase in net cash provided by financing activities.

(2)

This amount was impacted by outgoing cash payments of $94.4 million in connection with the Joltid litigation settlement as part of the overall Joltid Transaction. For more information see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus. In addition, net cash of $98.7 million was also paid as fees and expenses in connection with the Skype Acquisition.

(3)

This amount includes $1.9 billion in cash paid to eBay as a portion of the consideration in the Skype Acquisition. In addition, $34.6 million was paid to acquire intangible assets as part of the Joltid Transaction we entered into prior to the Skype Acquisition.

(4)

This amount includes $681.7 million net proceeds from indebtedness incurred in connection with the Skype Acquisition and $1.4 billion in net cash proceeds from the issuance of common stock in the Skype Acquisition.

(5)

This amount primarily reflects the refinancing of our Amended Five Year Credit Agreement and the contemporaneous repayment of the entire $125.0 million outstanding payment-in-kind loan agreement with eBay.

Key Metrics

We monitor certain key operating metrics that we believe drive our financial performance, including net revenues, and that we use to measure usage during different periods of the year to manage our business and to help identify potential fraudulent activities. These metrics are derived from our operational systems, as opposed to our financial reporting systems. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics, enhance our operational systems to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business.

Our registered user metric is subject to a degree of overstatement. Other metrics are subject to uncertainties and inaccuracies and may be overstated or understated. For more information, see “Risk Factors—The number of our registered users overstates the number of unique individuals who register to use our products,” “—Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products,” “—Our paying user and communications services billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.” and “—The peer-to-peer nature of our software architecture makes it difficult to determine certain operational metrics.”

We describe below how we calculate each of these metrics, as well as certain key assumptions relating to these metrics. We exclude from our registered, connected and paying user metrics those users that have become users through non-controlled entities in which we hold a minority interest because they do not contribute to net revenues in our statement of operations. As we present average revenue per paying user as a related metric, we believe it would not be appropriate to include paying users of such entities in this metric. Accordingly, we exclude registered, connected and paying users of our only non-controlled entity, Tel-Online Limited, which is our Chinese investment in which we hold a 49% interest and our partner, Tom Online, holds a majority interest. We also exclude from our communications services billing minutes metric minutes of Skype users through Tel-Online Limited.

Registered users. We calculate registered users as the cumulative number of user accounts at the end of the relevant period. The registered user figure overstates the number of unique users because, among other things, users may register more than once and, as a result, may have more than one account and some users engage in fraudulent activities that result in the creation of spurious user accounts.

Connected users. We calculate connected users as the number of user accounts, averaged over a three month period, that log in to the Skype software client, either manually or automatically, in a given calendar month. We also include in connected users the number of users, averaged over a three month period, who have a valid Skype software certificate (for example, a mobile phone with the Skype software client installed) that is checked and has been validated during the past thirty days.

The number of connected users is subject to uncertainties and may not be indicative of users actively using our products during a given period. For example, for a number of our users, once a user has downloaded our software onto their device, the software will automatically be logged in to when the device is turned on even if the customer takes no steps to affirmatively engage our software client after initial registration. In addition, a number of connected users in a given period includes the creation and use of spurious user accounts. By contrast, users accessing Skype from behind a firewall may not be captured in our systems as connected users.

Paying users. We calculate paying users as the number of unique user accounts, averaged over a three month period, who make a successful SkypeOut call using Skype credit on a pay-as-you-go basis in a given calendar month or that had an active subscription at any time during such calendar month. A user need not be logged in to the Skype software client to be considered as having made a successful SkypeOut call; for example, the user may utilize our Skype-to-Go or Call Forwarding paid products, which do not require users to log in to the Skype software client. Thus, there may be user accounts in a particular period that are counted as paying users but are not counted as connected users. We strive to eliminate from our number of paying users any users who only made SkypeOut calls utilizing promotional, free Skype credit or promotional subscriptions services. Our operational systems may fail to classify properly these users, and accordingly this metric is subject to potential inaccuracies.

Communications services billing minutes. We calculate communications services billing minutes as the cumulative number of minutes that Skype users were connected to our communications services products, which mainly comprise billing minutes related to SkypeOut calls to traditional fixed-line or mobile telephones during a relevant period. A user does not need to be logged in to the Skype software client to register a billing minute; for example, the user may make a Skype-to-Go call or use Call Forwarding, which do not require users to log in to the Skype software client. Due to the rounding up of our billing system, this number will exceed the aggregate number of minutes of such calls our users made. We strive to eliminate from this number minutes attributable to SkypeOut calls made utilizing promotional, free Skype credit or promotional subscriptions services, or other free calls. Our operational systems may fail to classify properly these minutes, and accordingly this metric is subject to potential inaccuracies.

Skype-to-Skype minutes. We define Skype-to-Skype minutes as an estimate of the number of minutes in which a Skype user is simultaneously connected via a free Skype call with another Skype user. We derive this by collecting reports at regular intervals from selected points in the Skype user network and aggregating them in order to quantify the number of parallel calls. The estimated activity is designed to count one Skype-to-Skype minute per minute of conversation between two simultaneous users on a call, and 0.5 Skype-to-Skype minutes per minute of conversation for each additional user on a multi-party call involving three or more users.

The table below shows our registered users as of the relevant dates specified below as well as the average monthly connected users and average monthly paying users for the three months ended on the relevant dates specified below. Unless otherwise specified, the terms “average monthly connected user” and “average monthly paying user” as used below and in this prospectus represent a three month average of the relevant user metrics for each month within the period. Therefore, our average monthly connected users and our average monthly paying users are shown for the three months ending each period, which represents the sum of the monthly connected user and monthly paying user figures, respectively, for each individual month, divided by three.

	As of or for the three months ended, as applicable,
	December 31, 2007	December 31, 2008	December 31, 2009	June 30, 2009	June 30, 2010
	(millions)
Registered users(1)	217	325	474	397	560
Average monthly connected users(2)	52	75	105	91	124
Average monthly paying users	4.6	5.8	7.3	6.6	8.1

(1)

Our registered users as of December 31, 2007, 2008 and 2009 include 3 million, 17 million and 20 million, and as of June 30, 2009 and 2010 include 19 million and 20 million users, respectively, who registered through their MySpace account. We believe the MySpace registered users are infrequent users of Skype products. We have notified MySpace that we do not intend to renew the contract, through which users can register through MySpace, when it expires on November 27, 2010. The registered user numbers in the table above exclude users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited; the number of users that registered through Tel-Online Limited amounted to 59 million, 80 million and 86 million as of December 31, 2007, 2008 and 2009, respectively, and 83 million and 88 million users as of June 30, 2009 and 2010, respectively.

(2)

Our average monthly connected users for the three months ended December 31, 2007, 2008 and 2009 include 1 million, 4 million and 2 million, and for the three months ended June 30, 2009 and 2010 include 3 million and 1 million users, respectively, who registered through their MySpace account. We believe the MySpace connected users are infrequent users of Skype products. We have notified MySpace that we do not intend to renew the contract, through which users can register and connect through MySpace, when it expires on November 27, 2010. The average monthly connected user numbers in the table above exclude users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited; the average monthly connected users that connected through Tel-Online Limited amounted to 4 million, 3 million and 2 million for the three months ended December 31, 2007, 2008 and 2009, respectively, and 2 million users for both the three months ended June 30, 2009 and 2010.

The table below shows average communications services revenue per paying user for each of the periods presented. Average communications services revenue per paying user for a given fiscal year represents our net revenues derived from our communications services for such year divided by the average paying users for such year. For these purposes, “paying users” represent the average of the average monthly paying users for each of the four quarters in the relevant fiscal year. In addition, for purposes of comparison on an annual basis, the average communications services revenue per paying user for the six months ended June 30, 2009 and 2010 has been converted into annualized figures for the years 2009 and 2010 based on the six month net revenues in those years.

	For the year ended December 31,			ANNUALIZED, based on data for the six months ended June 30,
	2007	2008	2009	2009	2010
	(U.S. dollars)
Average communications services revenue per paying user	$81	$102	$98	$94	$96
The table below shows our communications services billing minutes and Skype-to-Skype minutes for each of the periods presented:
	For the year ended December 31,			For the six months ended,
	2007	2008	2009	June 30, 2009	June 30, 2010
	(billions)
Communications services billing minutes	4.1	6.9	10.7	5.0	6.4
Skype-to-Skype minutes	43.4	65.5	113.0	49.1	88.4

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information for the year ended December 31, 2009 and the six months ended June 30, 2009 have been developed by applying pro forma adjustments to our historical consolidated financial statements for the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009 and the Predecessor period from January 1, 2009 to June 30, 2009 appearing elsewhere in this prospectus. For presentation purposes, we refer in this prospectus to the Predecessor’s combined financial statements and the Successor’s consolidated financial statements collectively as our “consolidated financial statements.”

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2009 and the six months ended June 30, 2009 gives effect to the Skype Acquisition as if it had occurred on January 1, 2009 and excludes certain non-recurring charges associated with the Skype Acquisition. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information, which has been prepared and presented in accordance with Article 11 of Regulation S-X, does not purport to represent what our actual consolidated results of operations would have been had the Skype Acquisition actually occurred on the date indicated, nor is it necessarily indicative of future consolidated results of operations. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2009

	Predecessor	Successor	Pro forma adjustments		Pro forma
	Period from January 1 to November 18, 2009	Period from November 19 to December 31, 2009			Year ended December 31, 2009
	(thousands of U.S. dollars, except per share information)
Net revenues	$626,458	$92,445	$—		$718,903
Cost of net revenues	293,533	44,836	31,926	(1)	370,295

Gross profit	332,925	47,609	(31,926)		348,608

Operating expenses:
Sales and marketing	111,029	17,267	(2,200	)(2)	126,096
Product development	34,993	5,809	—		40,802
General and administrative	50,208	113,284	(87,671	)(3)	75,821
Amortization of acquired intangible assets	55,453	13,284	45,570	(4)	114,307
Litigation settlement	343,826	—	—		343,826

Total operating expenses	595,509	149,644	(44,301)		700,852

(Loss)/income from operations	(262,584)	(102,035)	12,375		(352,244)
Interest income and other (expense), net	(2,549)	5,492	—		2,943
Interest expense	—	(10,387)	(79,257	)(5)	(89,644)

Loss before income taxes	(265,133)	(106,930)	(66,882)		(438,945)
Income tax expense / (benefit)	3,950	(7,209)	(18,139	)(6)	(21,398)

Net loss	$(269,083)	$(99,721)	$(48,743)		$(417,547)

Basic and diluted net loss per share (Class A through J):(7)		$(10.59)			$(44.35)
Weighted number of shares, basic and diluted (Class A through J):(7)		9,414,600			9,414,600

(1)

Reflects a net increase in cost of net revenues relating to the amortization of developed technology intangible assets acquired in connection with the Skype Acquisition. Acquired existing technologies have useful lives ranging from three to seven years and are amortized on a straight-line basis.

(2)

Reflects a decrease in sales and marketing expenses of $2.2 million relating to the elimination of cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition.

(3)

Reflects a net decrease in general and administrative expenses of $87.7 million relating to the elimination of transaction fees of $98.7 million directly relating to the Skype Acquisition, the elimination of $1.5 million in cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition, and the addition of $12.5 million relating to monitoring fees that are payable under management service agreements entered into with certain shareholders of Skype in connection with the Skype Acquisition. See “Certain Relationships and Related Party Transactions—Management Service Agreements.”

(4)

Reflects a net increase in the amortization of acquired intangible assets expenses including customer lists and user base (two to three year useful life), trademarks and trade names (ten year useful life) and other intangible assets acquired in connection with the Skype Acquisition. Each of these intangible assets is amortized over its estimated useful life on a straight-line basis.

(5)

Reflects an increase in interest expense of $79.3 million consisting of additional interest expense of $69.4 million on the Five Year Credit Agreement and the payment-in-kind loan agreement with eBay entered into in connection with the Skype Acquisition, and $9.9 million relating to amortization of the original issuance discount and deferred financing costs associated with the Five Year Credit Agreement.

(6)	Reflects the income tax effect of the pro forma adjustments at the statutory tax rate in effect in the jurisdiction to which the underlying pro forma adjustment related.
(7)

Per share information is not provided for the Predecessor period because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2009

	Predecessor	Total Adjustments		Pro forma
	Six months ended June 30, 2009			Six months ended June 30, 2009
	(thousands of U.S. dollars)
Net revenues	$324,838	$—		$324,838
Cost of net revenues	161,138	18,062	(1)	179,200

Gross profit	163,700	(18,062)		145,638

Operating expenses:
Sales and marketing	57,343	—		57,343
Product development	20,549	—		20,549
General and administrative	23,681	7,086	(2)	30,767
Amortization of acquired intangible assets	31,147	26,006	(3)	57,153

Total operating expenses	132,720	33,092		165,812

Income/(loss) from operations	30,980	(51,154)		(20,174)
Interest income and other (expense), net	(6,119)	—		(6,119)
Interest expense	—	(44,527	)(4)	(44,527)

Income/(loss) before income taxes	24,861	(95,681)		(70,820)
Income tax (benefit)/expense	2,327	(26,707	)(5)	(24,380)

Net income/(loss)	$22,534	$(68,974)		$(46,440)

Basic and diluted net loss per share (Class A through J):				$(4.93)
Weighted number of shares, basic and diluted (Class A through J):				9,414,600

(1)

Reflects a net increase in cost of net revenues relating to the amortization of developed technology intangible assets acquired in connection with the Skype Acquisition. Acquired developed technologies have useful lives ranging from three to seven years and are amortized on a straight-line basis.

(2)

Reflects the addition of $7.1 million relating to monitoring fees that are payable under management service agreements entered into with certain of our shareholders in connection with the Skype Acquisition. See “Certain Relationships and Related Party Transactions—Management Service Agreements.”

(3)

Reflects a net increase in the amortization of acquired intangible assets expenses including customer lists and user base (two to three-year useful life), trademarks and trade names (ten year useful life) and other intangible assets acquired in connection with the Skype Acquisition. Each of these intangible assets is amortized over its estimated useful life on a straight-line basis.

(4)

Reflects an increase in interest expense of $44.5 million consisting of additional interest expense of $38.9 million on the Five Year Credit Agreement and payment-in-kind loan agreement with eBay entered into in connection with the Skype Acquisition, and $5.6 million relating to amortization of the original issuance discount and deferred financing costs associated with the Five Year Credit Agreement.

(5)	Reflects the income tax effect of the pro forma adjustments at the statutory tax rate in effect in the jurisdiction to which the underlying pro forma adjustment related.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See “Risk Factors” and “Forward-Looking Statements” for a discussion of some of the uncertainties, risks and assumptions associated with those forward-looking statements.

Overview

Skype is a global technology leader that enables real-time communications over the Internet. Our software-based communications platform offers high quality, easy-to-use tools for Skype consumers and businesses to communicate and collaborate globally through voice, video and text conversations.

We believe the growth and scale of our user base are primary drivers of our business. Our user base has grown rapidly since we were founded in 2003. From the three months ended June 30, 2009 to the three months ended June 30, 2010, we grew our average monthly connected users by 36% from 91 million to 124 million. Our user base is geographically and demographically diverse, and our software is used by people throughout the world. For example, for the second quarter of June 2010, users registered in the United States represented approximately 16% of our total connected users; no other single country represented more than 7% of our connected users. We believe that our software has broad appeal and is actively used by people across gender, age and income groups.

The growth in our user base has translated into revenue growth. Our net revenues have historically been driven by the increasing use of our SkypeOut product, which enables Skype users to make low-priced calls to landlines and mobile devices on a pay-per-minute or subscription basis. Users of our paid communications services products, including SkypeOut, pay us in advance of their use of our products, and the growing popularity of our subscription-based products is providing us with more predictability of our future revenues.

Our primary costs associated with our net revenues are costs incurred by us to have SkypeOut calls connected, or “terminated,” on a landline or wireless network. As we have grown our business and entered into agreements with more telecommunications carriers to connect SkypeOut calls, we have been able to negotiate lower termination costs. As a result, cost of net revenues relating to our SkypeOut product have been increasing at a slower rate than our net revenues from the product, enabling us to improve our gross margin.

We believe our business is also characterized by low operating expenditures. In particular, our business and user communities benefit from network effects, whereby Skype products become more valuable as more people use them, thereby creating an incentive for current users to encourage new users to join. As more users join and attract others, Skype creates more value for users, thereby increasing engagement. The positive network effects have helped us grow our user base and establish Skype as a well-recognized brand in Internet communication, without requiring us to make significant investments in sales and marketing activities.

Our relatively low capital expenditures are primarily due to the “peer-to-peer” architecture that enables our software platform and leverages the network resources of our users to connect them. This architecture provides us with a significant cost advantage because we are not required to build or maintain a physical communications network, such as a wire or fiber optic network or cellular infrastructure. As a result, we can add new users and provide them with a wide range of products at minimal incremental cost to us, allowing us to offer many of our products for free. Furthermore, we have relatively low cash tax expense, expressed as a percentage of our income or loss before income taxes.

Our financial structure has allowed us to generate cash from operating activities that we are reinvesting in our business. We are continuing to invest in our core products, such as SkypeOut, because we believe that there is significant growth potential for these businesses. For example, we estimate that average monthly paying users of our communications services products represented less than 7% of our average monthly connected users for the three months ended June 30, 2010, indicating that we have potential to continue to grow our paying user base substantially and attract new users of our existing products. Further, we believe that our connected users represent less than 9% of global Internet users as of June 30, 2010. In addition, we have invested and are continuing to invest in improving and diversifying our portfolio of products with the objective of extending the use of Skype into new markets, in particular the enterprise market through our Skype for Business products, and across multiple communications platforms and devices. As described in more detail in “Business,” our current major initiatives to broaden and diversify our revenue streams include continuing to grow our user base, increasing Skype free and paid usage, extending our relationship with our users, developing new monetization models, and growing our user base through Skype for Business.

Skype Acquisition

On November 19, 2009, Skype Global acquired the Communications business segment of eBay for consideration valued at $2.7 billion. The Skype Acquisition was accounted for as a business combination using the acquisition method. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill in the amount of $2.4 billion. Among other things, the purchase accounting adjustments established increased bases of intangible assets for our customer lists and user base, trademarks and trade names and developed technology. In order to fund the Skype Acquisition in part we incurred long-term indebtedness with an outstanding balance of $807.2 million as of December 31, 2009. We refinanced this debt in February 2010, with aggregate borrowing of $727.9 million outstanding on June 30, 2010 and from operating cash. As a result of the Skype Acquisition and related borrowings, interest expense and non-cash amortization of acquired intangible assets charges have significantly increased.

Presentation of Financial Information

For details of our presentation of financial information throughout this prospectus of financial information and, in particular, how we account for the Skype Acquisition, see “Selected Financial Data.” In our management’s discussion and analysis, we refer to all periods prior to November 19, 2009, the date of the Skype Acquisition, as “Predecessor” periods, and all periods from such date as “Successor” periods. For presentation purposes, we refer in this prospectus to the Predecessor’s combined financial statements and the Successor’s consolidated financial statements collectively as our “consolidated financial statements.” Furthermore, we have supplementally provided our consolidated net revenues, costs and expenses for the six months ended June 30, 2009 and the year ended December 31, 2009 on a pro forma basis, as if the Skype Acquisition had taken place on January 1, 2009. This pro forma statement of operations information excludes certain non-recurring charges associated with the Skype Acquisition. The pro forma adjustments applied to the historical amounts discussed below are the same as those presented in our “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto included elsewhere in this prospectus.

Key Factors Affecting Results of Operations

Net Revenues. Our revenues are driven mainly by growth in the number of our connected users and by their use of our paid products. We generate revenues primarily from the sale of our paid Internet communications services products. Our SkypeOut product, which has historically generated a substantial majority of our net revenues, enables Skype users to make low-priced voice calls using our Skype software client to traditional fixed line or mobile networks. Other communications services products include SkypeIn, which allows our users to receive incoming calls using our Skype software client from traditional fixed lines or mobile networks, voicemail, SMS, and Skype Access, which allows our users to connect to compatible WiFi networks through our

Skype software client. These products are collectively referred to as our communications services products. The portion of our net revenues derived from the sale of our communications services products was 96%, 95% and 93% for 2007, 2008 and pro forma 2009, and 92% and 94% for the six months ended June 30, 2009 and 2010, respectively. The portion of our net revenues attributable to our SkypeOut product represented 88%, 87% and 86% for 2007, 2008 and pro forma 2009, respectively and 87% for both the six months ended June 30, 2009 and 2010. We license our software application and provide software updates free of charge to our users. Accordingly, we do not derive revenue from the licensing of these software products to users.

Our fees for communications services are primarily charged on a per-minute or subscription basis. Customers of our communications services pay us in advance of using our products. As a result, we record those advance payments as deferred revenue and user advances until we recognize them as revenue when our customers use our products. Our SkypeOut subscription products are a more recent addition to our products than pay-as-you-go, or “PAYG,” and their popularity has increased. The portion of our net revenues attributable to subscription products was 7%, 10% and 16% for 2007, 2008 and pro forma 2009 and 15% and 14% for the six months ended June 30, 2009 and 2010, respectively. We expect this trend to continue as our user base grows and as our PAYG customers increasingly purchase our subscription products.

Only a small percentage of our connected users have historically paid to use our products. For example, in the three months ended June 30, 2010, we generated communications services revenues from approximately 7% of 124 million connected users (which represents a monthly average of connected users during the three month period), illustrating that substantially all of our revenues come from a small portion of our user base. While we are actively seeking to expand the user base that utilize our portfolio of products and to broaden and diversify our product offerings, we expect a high percentage of our revenues to continue in the foreseeable future to be derived from a small percentage of our overall connected users.

Historically, a substantial majority of our revenue has come from our consumer users. As we seek to develop new communications services products and expand our Skype for Business offerings, we expect our net revenues attributable to our consumer users to decrease as a percentage of total net revenues and our revenues from business users to increase both in absolute terms and as a percentage of total net revenues. In addition, as we seek to implement our strategy of expanding the use of Skype products across a broader spectrum of platforms, such as mobile devices, television and websites, we expect that our net revenues will, over time, be derived less from desktop users of Skype than has historically been the case.

In addition to our communications services products, we also generate net revenue to a much lesser extent from marketing and other services which allow businesses to leverage our user base to market their products, as well as other licensing arrangements. We expect net revenues from marketing and other services to grow as a percentage of net revenues over time.

Cost of net revenues and gross margin. Amortization of acquired intangibles expense is the most significant indirect cost of net revenues. Since the Skype Acquisition, our cost of net revenues has been adversely impacted as a result of an increase in basis of developed technology intangible assets acquired therein. The net amount of acquired intangibles was $712.9 million as of June 30, 2010, as compared to $112.9 million as of December 31, 2008. In the Predecessor period from January 1, 2009 to November 18, 2009, our cost of net revenues represented 47% of net revenues, compared to 49% during the Successor period from November 19, 2009 to December 31, 2009, which increase was primarily the result of the purchase accounting adjustments made in connection with the Skype Acquisition, as described above under “—Skype Acquisition.” This increased amortization is expected to have a negative impact on our results of operations for the foreseeable future.

The most significant direct cost of net revenues are termination costs, which are fees paid to telecommunications carriers to connect, or “terminate,” SkypeOut calls to landline and wireless networks. The portion of our cost of net revenues attributable to termination costs was 69%, 72% and 65% for 2007, 2008 and pro forma 2009, and 64% and 66% for the six months ended June 30, 2009 and 2010, respectively. Other costs of net revenues consist of payment processing fees, site operations and customer support. Payment processing fees are paid to third parties to process and collect payments from our users. Our site operations costs include the costs to support our website and network infrastructure. Our customer support function assists our users with queries about our products. We have increased our investment in our customer support function in recent periods to focus on improving the quality and timeliness of our responses to our users seeking assistance.

Compared to our communications services products, cost of net revenues relating to our marketing services are relatively low. For example, we incur minimal costs to allow for third-party software downloads to occur at the same time users download the Skype software client.

We recorded gross margin, which we define as the difference between our net revenues and our cost of net revenues, expressed as a percentage of net revenue, of 40%, 47% and 48% for 2007, 2008 and pro forma 2009, and 50% and 51% for the six months ended June 30, 2009 and 2010, respectively. The period-over-period improvements have primarily been driven by reductions in termination costs as a result of the cost advantages associated with expanding our network of providers of termination minutes and the diversification of our revenue streams, particularly through marketing services, including sponsored downloads and other licensing arrangements. In addition, our gross margin was positively affected by price actions that we took in January 2007 and September 2009. In the pro forma 2009 period and the six month period ended June 30, 2010, the positive trends in gross margin were partially offset by the negative impact of increased amortization expense as a result of the acquired developed technology assets made in connection with the Skype Acquisition.

We expect our gross margin to be relatively stable in the foreseeable future. We may experience modest improvement as we seek to diversify and expand our revenue sources, including marketing and other services, which have lower associated costs, while continuing to seek to negotiate reductions in termination costs. However, we expect our gross margins to continue to be negatively affected by the increased amortization expense of developed technology intangible assets, the shift from pay-as-you-go to subscription products and our continued investment in our infrastructure and customer support functions. In addition, our gross margin may be affected, either positively or negatively, by a broad range of other factors and events. As a result, we cannot assure you that our future gross margin will be stable or that it will not decline.

Operating expenses. Our operating expenses consist of sales and marketing expenses, product development expenses, general and administrative expenses (including transaction costs associated with the Skype Acquisition), the Joltid litigation settlement, impairment of goodwill and amortization of intangible assets. We discuss below our primary operating expenses.

Sales and marketing. Sales and marketing expenses consist primarily of advertising, marketing and public relations programs as well as employee compensation for staff focused on sales and marketing activities. We direct customers to our website primarily through a number of online marketing channels such as sponsored search, portal advertising, email campaigns and other initiatives. We have the ability to vary our marketing expenses based on growth in revenue and in light of changes in advertising rates. We expect sales and marketing expenses to increase in aggregate amount in future periods as we increase our sales and marketing activities to support and promote our growing portfolio of product offerings, including marketing and distribution costs relating to our Skype for Business products, as well as the Skype brand more generally. We expect our sales and marketing expenses to fluctuate in future periods, both in aggregate and as a percentage of net revenues.

Product development. Product development expenses consist primarily of employee compensation costs and third-party developer costs that are incurred in connection with the enhancement of the existing Skype software and the development of new products. The costs for research, including predevelopment efforts prior to establishing technological feasibility of new software, and development of new products enabled by our software, are expensed as incurred. In addition, we have benefited historically from relatively low employee costs related to product development compared to many of our competitors, as the majority of our engineers and developers have been based in Tallinn, Estonia. We have recently begun to expand our product development employee base in jurisdictions with higher labor and real estate costs, for example with the planned expansion of our Silicon Valley office which will focus on developing Skype products for multiple platforms, which are expected to result in relatively higher product development costs. As a result, we expect product development expenses to continue to increase both in absolute terms and as a percentage of net revenues in future periods as we continue to invest in and expand our portfolio of products, such as our Skype for Business products and products that are designed for platforms other than desktops, such as mobile devices, televisions and the Internet.

General and administrative. General and administrative expenses consist primarily of employee compensation, legal costs and professional fees, transaction costs directly associated with the Skype Acquisition and corporate allocations. Our legal-related costs are mainly incurred in connection with various ongoing litigations and can fluctuate from period to period.

The consummation of this offering will trigger payments in the aggregate amount of $             to affiliates of Silver Lake, eBay, the CPP Investment Board Private Holdings Inc., Andreessen Horowitz and Joltid under management services agreements, which become payable at the time of this offering. For more information, see “Certain Relationships and Related Party Transactions.”

As we become a public company and complete our transition to a stand-alone company, we expect to incur additional operating expenses which could be substantial as a percentage of our revenue, including investor relations, insurance, shareholder administration and regulatory compliance costs, to comply with our obligations under the Sarbanes-Oxley Act and other applicable laws and regulations.

In the short term, we expect general and administrative expenses to increase both in absolute amounts and as a percentage of net revenues as a result of the costs associated with becoming a public company, but in the long-term we expect them to remain stable or decrease as a percentage of net revenues.

Litigation settlement. Prior to the closing of the Skype Acquisition, we and eBay reached a settlement with Joltid regarding our use of technology that facilitates communications in the peer-to-peer network of Skype users. In connection with the settlement, we acquired ownership of the intellectual property rights in the software and related technology known as the “Global Index.” As part of the settlement, Joltid received an approximate 10% share in our share capital, valued at the time at $224.0 million, a cash payment of $85.0 million, and a warrant to purchase an additional 98,680 of our shares valued at $17.2 million, equivalent to a 1% equity stake at such time, exercisable until the earlier of November 19, 2019 or the occurrence of a reorganization event, as defined in the warrant. The warrant has since been transferred to SEP Investments Pty Limited, an entity unaffiliated with Joltid; for more information on the terms of the warrant, see “Capitalization—Warrants.” Joltid also made an investment in us by investing $80.0 million in the Company in consideration for an additional approximate 3.4% share in the equity of the Company at such time. In addition, we made payments or commitments to invest an additional $32.3 million to certain affiliated parties of Joltid and reimbursed $20.0 million in legal expenses incurred by Joltid. The aggregate settlement of $378.4 million resulted in a net charge of $343.8 million recorded in the statement of operations for the Predecessor period from January 1, 2009 to November 18, 2009 and reflects the estimated fair value of the net cash and equity relinquished in the settlement less the estimated fair value of intellectual property acquired from Joltid.

In this prospectus, we refer to the settlement with Joltid, our acquisition of the Global Index technology and Joltid’s investment in us collectively as the “Joltid Transaction.” For more information on the Joltid Transaction, see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

Goodwill and Other Intangible Assets. We carry significant goodwill and intangible asset balances in our statement of financial position that arose upon the Skype Acquisition. The goodwill presented in the Successor period arose upon the establishment of a new basis of accounting in connection with the Skype Acquisition and replaced the goodwill balance presented in the Predecessor period, which arose upon the acquisition by eBay in 2005. Goodwill is tested annually for impairment or on an interim basis if events and circumstances indicate that goodwill may be impaired and requires estimates of future operating results and operating cash flows. The estimates are derived from our long-term financial outlook; however, due to the early-stage nature of the business and our developing revenue model, there is an increased risk of differences between projected and actual performance that could impact future estimates of the fair value of the Company. The total goodwill balance as of June 30, 2010 was $2.4 billion. This amount, recognized at the time of the Skype Acquisition, represents the excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities acquired in the Skype Acquisition. We expect to conduct our annual test of impairment during the second half of 2010. Events or changes in circumstances may indicate that the carrying amount of the goodwill balance is not recoverable, resulting in an impairment charge in the future. In 2007, we recorded a charge of $1.4 billion impairment of the goodwill originally recognized upon our acquisition by eBay in 2005. The impairment charge was determined by comparing the carrying value of goodwill in eBay’s Communications reporting unit with the implied fair value of the goodwill, based on the estimation of future operating results and cash flows discounted using an estimated discount rate.

Other identifiable intangible assets in the amount of $788.1 million as of December 31, 2009 and $712.9 million as of June 30, 2010 consist of assets acquired in connection with the Skype Acquisition, including acquired customer lists and user base, trademarks and trade names, and developed technologies and are being amortized over the shorter of the contractual life or the estimated useful life ranging from two to ten years.

Interest income and other (expense), net. Interest income and other (expense), net, consists of interest earned on cash, cash equivalents and investments, as well as foreign exchange transaction gains and losses and other miscellaneous transactions not related to our primary operations, such as expenses or income associated with our minority equity investments and at-cost investments. Interest expense incurred on our long-term debt is included separately in our results of operations under “—Interest expense,” below.

Interest expense. Our interest expense comprises the expense incurred on our long-term debt. On November 19, 2009, we incurred $806.7 million of indebtedness to finance the Skype Acquisition, of which $681.7 million was attributable to the Five Year Credit Agreement and $125.0 million was a payment-in-kind loan agreement with eBay, each of which is described under “—Liquidity and Capital Resources—Indebtedness.” We refinanced this long-term debt in February 2010, increasing the term loan borrowings and repaying the full amount of the payment-in-kind loan (including accumulated and unpaid interest) from the increased principal amount and from operating cash. As of June 30, 2010, $727.9 million was outstanding under our Amended Five Year Credit Agreement, as amended. We have the option to prepay the Amended Five Year Credit Agreement at any time, and we are required to prepay it from excess cash flow when certain financial tests are met. For further details, see “—Liquidity and Capital Resources—Indebtedness.”

Income tax. Skype is a global business that operates across multiple taxing jurisdictions. Our favorable geographic mix of income contributes to lowering our overall tax expense. In particular, while our income is generated predominantly by our Luxembourg operating company, our tax expense is significantly lower than the amount computed by applying the Luxembourg statutory tax rate to pre-tax U.S. GAAP income because our taxable income is reduced as a consequence of, among other items, our intercompany licenses of intellectual property and historic net operating losses in Luxembourg. Our cash outflows relating to our taxes for the pro forma year ended December 31, 2009 consisted primarily of foreign withholding tax of $2.6 million.

However, the effects described above are partially offset by expenses for which we cannot recognize a current deduction for tax purposes. Furthermore, we have taxable income in some countries and losses in others (in part as a result of our intercompany licensing transactions). Losses in one country cannot be used to offset income in other countries. Additionally, we do not recognize tax benefits of losses, if we believe it is more likely than not that such losses will not be utilized. These factors have contributed to fluctuations in our historical tax expense from period to period. We expect our tax expense will continue to fluctuate from period to period.

At December 31, 2009, we had net operating loss carryforwards of $2.0 billion, of which $1.8 billion related to our Luxembourg operations and $0.2 billion related to our Irish operations. Our ability to utilize net operating loss carryforwards is influenced by a number of factors, including insufficient future taxable income and changes in our ownership.

At December 31, 2009, we had a valuation allowance of $501.4 million against our deferred tax assets including those relating to net operating loss carryforwards relating to our Luxembourg and Irish operations. We currently to not expect to utilize the net operating loss carryforwards related to our Irish operations because it does not generate operating income.

Tax benefits or charges associated with movements in valuation allowances are generally reflected in our results of operations except for those relating to equity transactions which are reflected in our stockholder equity.

Tax authorities in various countries examine our tax return from time to time. We provide tax reserves for uncertainties associated with our tax benefits/(expense). We had tax reserves of $2.2 million as of December 31, 2009.

We believe that, for the foreseeable future, cash required for the payment of income taxes is expected to be less than 10% of our pre-tax income.

The determination of taxable income in any jurisdiction is dependent, among other factors, upon the acceptance of our operational and intercompany transfer pricing practices by taxing authorities as being on an arm’s length basis. Due to inconsistencies in the application of this standard among taxing authorities, as well as the possibility that double tax treaty relief may be unavailable, transfer pricing challenges by taxing authorities could, if successful, substantially increase our reported income tax expense.

Effect of this Offering on Compensatory Stock Options

Under the Skype Equity Incentive Plan, certain performance-based stock options for our ordinary shares vest based upon the achievement of return thresholds in a liquidity event such as the completion of this offering. Since the occurrence of a liquidity event that will trigger the eligibility of vesting for performance-based stock options is outside of the control of the Company or the optionholders, compensation expense related to performance-based stock options will be recognized only when a liquidity event occurs based on the number of shares that become eligible for vesting. As of June 30, 2010, there was $27.1 million of unearned stock-based compensation, net of estimated forfeitures, relating to performance based stock options awards made to our employees, directors, service providers and consultants under the Skype Equity Incentive Plan that we estimate will be recognized as an expense in our statement of operations in connection with or subsequent to the consummation of this offering. For a discussion of the Skype Equity Incentive Plan, see “Executive Compensation—Compensation Discussion & Analysis–Components of Executive Compensation—Long-Term Equity Incentives.”

Key Metrics

We monitor certain key operating metrics that we believe drive our financial performance, including net revenues, and that we use to measure usage during different periods of the year to manage our business and to help identify potential fraudulent activities. These metrics are derived from our operational systems, as opposed to our financial reporting systems. As our business evolves and we continue to gain further insight into our growing business, we may change the method of calculating our key operating metrics, enhance our operational systems to address uncertainties in these metrics or add new key operating metrics to reflect the changes in our business. For more information about the methodology of determination of our metrics, and the limitations thereon, see “Selected Financial Data—Key Metrics.”

The table below shows our registered users as of the relevant dates specified below as well as the average monthly connected users and average monthly paying users for the three months ended on the relevant dates specified below:

	As of or for the three months ended, as applicable,
	December 31, 2007	December 31, 2008	December 31, 2009	June 30, 2009	June 30, 2010
	(millions)
Registered users(1)	217	325	474	397	560
Average monthly connected users(2)	52	75	105	91	124
Average monthly paying users	4.6	5.8	7.3	6.6	8.1

(1)

Our registered users as of December 31, 2007, 2008 and 2009 include 3 million, 17 million and 20 million, and as of June 30, 2009 and 2010 include 19 million and 20 million users, respectively, who registered through their MySpace account. We believe MySpace registered users are infrequent users of Skype products. We have notified MySpace that we do not intend to renew the contract, through which users can register through MySpace, when it expires on November 27, 2010. The registered user numbers in the table above exclude users that have registered on Skype through our Chinese investment, Tel-Online Limited; the number of users that registered through Tel-Online Limited amounted to 59 million, 80 million and 86 million as of December 31, 2007, 2008 and 2009, respectively, and 83 million and 88 million users as of June 30, 2009 and 2010, respectively.

(2)

Our average monthly connected users for the three months ended December 31, 2007, 2008 and 2009 include 1 million, 4 million and 2 million, and for the three months ended June 30, 2009 and 2010 include 3 million and 1 million users, respectively, who registered through their MySpace account. We believe MySpace connected users are infrequent users of Skype products. We have notified MySpace that we do not intend to renew the contract, through which users can register and connect through MySpace, when it expires on November 27, 2010. The average monthly connected user numbers in the table above exclude users that have connected to Skype through our Chinese investment, Tel-Online Limited; the average monthly connected users that connected through Tel-Online Limited amounted to 4 million, 3 million and 2 million for the three months ended December 31, 2007, 2008 and 2009, respectively, and 2 million users for both the three months ended June 30, 2009 and 2010.

The table below shows average communications services revenue per paying user, on an annualized basis for each of the periods presented:

	For the year ended December 31,			ANNUALIZED, based on data for the six months ended June 30,
	2007	2008	2009	2009	2010
	(U.S. dollars)
Average communications services revenue per paying user	$81	$102	$98	$94	$96

The table below shows our communications services billing minutes and Skype-to-Skype minutes for each of the periods presented:
	For the year ended December 31,			For the six months ended,
	2007	2008	2009	June 30, 2009	June 30, 2010
	(billions)
Communications services billing minutes	4.1	6.9	10.7	5.0	6.4
Skype-to-Skype Minutes	43.4	65.5	113.0	49.1	88.4

Results of Operations

Summary results of operations for the Successor six months ended June 30, 2010, Predecessor and Pro Forma six months ended June 30, 2009, Successor 2009, Predecessor 2009, Pro Forma 2009, and Predecessor 2008 and 2007

The Successor period for November 19, 2009 to December 31, 2009 and all following periods include the effect of the purchase price related to the Skype Acquisition being allocated to assets and liabilities based on their estimated fair value on November 18, 2009. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus for more information. As a result, the consolidated financial statements for the Successor period are not directly comparable to those of any prior period.

For purposes of the discussion that follows, we have supplementally provided our consolidated net revenues, costs and expenses for the year ended December 31, 2009 and the six months ended June 30, 2009 on a pro forma basis, as if the Skype Acquisition had taken place on January 1, 2009. Our pro forma information gives effect to the Skype Acquisition as if it had occurred on January 1, 2009 and excludes certain non-recurring charges associated with the Skype Acquisition. For more information, see “Unaudited Pro Forma Condensed Consolidated Financial Information” and the related notes included elsewhere in this prospectus. The pro forma adjustments are the same as those described under “Unaudited Pro Forma Condensed Consolidated Financial Information” and have been applied based upon the requirements of Article 11 of Regulation S-X.

The following table sets forth our consolidated results of operations for the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009 and the pro forma year ended December 31, 2009.

	Predecessor	Successor	Pro forma
	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Year ended December 31, 2009
	(thousands of U.S. dollars)
Net revenues	$626,458	$92,445	$718,903
Cost of net revenues	293,533	44,836	370,295

Gross profit	332,925	47,609	348,608

Operating expenses:
Sales and marketing	111,029	17,267	126,096
Product development	34,993	5,809	40,802
General and administrative	50,208	113,284	75,821
Amortization of acquired intangible assets	55,453	13,284	114,307
Litigation settlement	343,826	—	343,826
Impairment of goodwill	—	—	—

Total operating expenses	595,509	149,644	700,852

(Loss)/income from operations	(262,584)	(102,035)	(352,244)
Interest income and other (expense), net	(2,549)	5,492	2,943
Interest expense	—	(10,387)	(89,644)

(Loss)/income before income taxes	(265,133)	(106,930)	(438,945)
Income tax (benefit)/expense	3,950	(7,209)	(21,398)

Net (loss)/income	$(269,083)	$(99,721)	$(417,547)

The following table sets forth our comparative statements of operations for the Predecessor years 2007 and 2008 and for the year ended December 31, 2009 on a pro forma basis, as well as for the six months ended June 30, 2009 (Predecessor and pro forma) and June 30, 2010 (Successor):

	Year ended December 31,			Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009	Predecessor 2009	Pro forma 2009	Successor 2010
	(thousands of U.S. dollars, except percentages)
Net revenues	$381,551	$551,364	$718,903	$324,838	$324,838	$406,170
Cost of net revenues	228,638	290,053	370,295	161,138	179,200	199,820

Gross profit	152,913	261,311	348,608	163,700	145,638	206,350

Operating expenses:
Sales and marketing	67,195	85,630	126,096	57,343	57,343	70,998
Product development	22,078	31,124	40,802	20,549	20,549	29,950
General and administrative	41,169	51,863	75,821	23,681	30,767	46,824
Amortization of acquired intangible assets	65,514	69,832	114,307	31,147	57,153	57,154
Litigation settlement	—	—	343,826	—	—	—
Impairment of goodwill	1,390,938	—	—	—	—	—

Total operating expenses	1,586,894	238,449	700,852	132,720	165,812	204,926

(Loss)/income from operations	(1,433,981)	22,862	(352,244)	30,980	(20,174)	1,424
Realized loss on amended credit agreement	—	—	—	—	—	(13,513)
Interest income and other (expense), net	5,303	10,297	2,943	(6,119)	(6,119)	31,330
Interest expense	—	—	(89,644)	—	(44,527)	(35,606)

(Loss)/income before income taxes	(1,428,678)	33,159	(438,945)	24,861	(70,820)	(16,365)
Income tax (benefit) expense	(23,342)	(8,447)	(21,398)	2,327	(17,938)	(29,486)

Net (loss)/income	$(1,405,336)	$41,606	$(417,547)	$22,534	$(52,882)	$13,121

Net Revenues

The following table sets forth, for the periods presented, the breakdown of net revenues by type and geography. Revenues earned from our communications services are attributed to the relevant country based upon the user’s IP address location at the time of registration with Skype (as opposed to the location of the user or the user’s IP address at the time of the utilization of Skype). Users that registered in the United States are the only group that contribute more than 10% of our net revenues in any of the periods presented. Our non-United States revenues are primarily generated in Europe. Revenues earned from other products and services are attributed to the domicile of our contracting entity.

	Year ended December 31,			Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 - Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009			Predecessor 2009	Successor 2010
	(thousands of U.S. dollars)
Net Revenues by Type:
Communications services	$365,533	$526,341	$665,457	$575,939	$89,517	$299,528	$380,656
Marketing and other services	16,018	25,023	53,446	50,519	2,928	25,310	25,514

Total net revenues	$381,551	$551,364	$718,903	$626,458	$92,445	$324,838	$406,170

Net Revenues by Geography:
U.S.	$55,016	$89,395	$116,872	$101,850	15,022	$53,728	$67,816
Non-U.S.	326,535	461,969	602,031	524,608	77,423	271,110	338,354

Total net revenues	$381,551	$551,364	$718,903	$626,548	$92,445	$324,838	$406,170

Comparison of the six months ended June 30, 2010 and 2009

Net revenues during the six months ended June 30, 2010 increased by $81.4 million or 25%, to $406.2 million compared to $324.8 million during the same period in the previous year. The increase in net revenues was due primarily to a 27% period over period increase in total communications services billing minutes. The increase in billing minutes between periods was due primarily to the 23% increase in the monthly average number of paying users to approximately 8.1 million for the second quarter of 2010 as compared to the same period in 2009, as well as an increase in the popularity of Internet calling subscription products, which allow our users to make either a pre-determined or unlimited (subject to fair use policy) volume of Internet calls for one, three or twelve-month periods. Our users who purchase subscription-based communications services generally consume on average more billing minutes than users that only use the predominant pay-as-you-go product, which has contributed to the increase in billing minutes as the popularity of subscription-based Internet calling has grown. Revenue growth between periods was lower than the increase in billing minutes because we earned less revenue per billing minute under our subscription products. In addition, our net revenues in the six months ended June 30, 2010 were positively impacted by price actions that we took in September 2009. Net revenues attributed to the United States during the periods ended June 30, 2010 and June 30, 2009 were 17% of our global net revenues during each of these periods. Net revenues earned from marketing and other services remained broadly flat in June 30, 2010 as compared to the same period in 2009. Pro forma net revenues for the six months ended June 30, 2009 were equal to Predecessor net revenues for the same period.

Comparison of the years ended December 31, 2009 and 2008

Net revenues for the Predecessor period from January 1, 2009 to November 18, 2009 were $626.5 million, and net revenues for the Successor period from November 19, 2009 to December 31, 2009 were $92.4 million. Pro forma net revenues for the year ended December 31, 2009 were equal to the arithmetic sum of the actual revenues for the Predecessor and Successor periods in 2009.

Net revenues for the pro forma year ended December 31, 2009 increased by $167.5 million, or 30%, to $718.9 million compared to $551.4 million during the previous year. The increase in net revenue was due primarily to our year-over-year increase in communications services billing minutes of 3.7 billion, a 54% increase from the same period in 2008, resulting in an increase in net revenues attributable to communications services of $139.1 million, or 26%, compared to 2008. The increase in billing minutes in 2009 was due primarily to the 26% increase in the number of monthly average paying users to approximately 7.3 million at for the fourth quarter of 2009 as compared to the same period in 2008, as well as an increase in the popularity of Internet calling subscription products. The increase in net revenues was negatively impacted by foreign currency movements, due primarily to the euro weakening against the U.S. dollar. Revenue growth between periods was lower than the increase in billing minutes because we earned less revenue per billing minute under our subscription products. The increase in net revenues was partially offset by a $10.5 million decrease in the net revenues from products sold from the Skype store in pro forma 2009 as compared to 2008, due to a change in our business model in the first quarter of 2009 whereby the Skype store stopped selling products directly and instead started selling products only on an agency basis.

We believe that the growth in connected users was due primarily to continued increased marketing initiatives, where we have experienced a continued uplift in exposure through the use of Skype on television programs, coupled with the increased popularity of our free video calling product, and the increased availability of our Skype software to users on a wider array of platforms, particularly mobile devices such as the iPhone. Net revenues attributed to the United States during the pro forma year ended December 31, 2009 and the year ended December 31, 2008 was 16% of our global net revenues during each of these periods.

Marketing and other services revenue also increased during the pro forma year ended December 31, 2009, generating $53.4 million, compared to $25.0 million in 2008, due primarily to additional revenue earned from a third-party sponsored software download arrangement.

Comparison of the years ended December 31, 2008 and 2007

Net revenues during the year ended December 31, 2008 increased by $169.8 million, or 45%, to $551.4 million compared to $381.5 million during the previous year. The increase in net revenue was due primarily to our year-over-year increase in communications services billing minutes of 2.8 billion, a 69% increase from the same period in 2007, resulting in an increase in net revenues attributable to communications services of $160.8 million, or 44%, compared to 2007. The increase in billing minutes in 2008 was due primarily to the 26% increase in the number of average monthly paying users to approximately 5.8 million for the fourth quarter of 2008 as compared to the same period in 2007, as well as the expansion of our product offerings, including the launch of our subscription products during the second quarter of 2008. The increase in net revenues was positively impacted by foreign currency movements, due primarily to the euro strengthening against the U.S. dollar. Revenue growth between periods was lower than the increase in billing minutes because we earned less revenue per billing minute under our subscription products. We believe that the growth in connected users was due to the positive impact of network effects and increases in our marketing activities, particularly in the United States. Net revenues attributed to the United States during the period ended December 31, 2008 increased to 16% of our global net revenues for 2008 as compared to 14% of global net revenue in 2007.

Marketing and other services revenue also increased during the year ended December 31, 2008 due primarily to the introduction in 2008 of a third-party sponsored software download arrangement. Revenue earned from the direct sale of hardware devices from our online store was $13.2 million in 2008 prior to being discontinued in early 2009.

Cost of Net Revenues

The following table summarizes changes in cost of net revenues for the pro forma year ended December 31, 2009, the Predecessor years ended December 31, 2008 and 2007, and the Successor period from January 1, 2010 to June 30, 2010, as well as the pro forma period and the Predecessor period from January 1, 2009 to June 30, 2009. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Year ended December 31,			Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 - Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009			Predecessor 2009	Pro forma 2009	Successor 2010
	(thousands of U.S. dollars, except percentages)
Cost of net revenues	$228,638	$290,053	$370,295	$293,533	$44,836	$161,138	$179,200	$199,820
As a percentage of net revenues	59.9%	52.6%	51.5%	46.9%	48.5%	49.6%	55.2%	49.2%

Comparison of the six months ended June 30, 2010 and 2009

Cost of net revenues increased in the first half of 2010 by $38.7 million, or 24%, compared to our actual cost of net revenues in the first half of 2009, primarily due to an $18.1 million increase in cost of amortization of developed technologies acquired in the Skype Acquisition.

In addition, cost of net revenues increased in the first half of 2010 by $20.6 million, or 12%, compared to our pro forma cost of net revenues in the first half of 2009, primarily as a result of an increase in termination costs of $16.1 million, or 14%, resulting from an increase in communications services billing minutes. Termination costs reflect amounts paid to procure termination minutes; therefore, as the number of billing minutes increases, termination costs increase as well. Customer support costs increased by $2.4 million, or 58%, compared to the first half of 2009, due to investment in our customer support focusing on improving the quality and timeliness of our responses to our users seeking assistance. Site operations costs increased by $5.1 million, or 49%, due to an increase in third-party computer server hosting costs as well as additional investments made in the infrastructure enabling our communications services.

Comparison of the years ended December 31, 2009 and 2008

Cost of net revenues for the Predecessor period from January 1, 2009 to November 18, 2009 was $293.5 million, and cost of net revenues for the Successor period from November 19, 2009 to December 31, 2009 was $44.8 million. The relative increase in cost of net revenues during the Successor period is primarily the result of an increase in amortization of developed technology intangible assets acquired in connection with the Skype Acquisition. Amortization of developed technology intangible assets gave rise to cost of net revenues expressed as a percentage of net revenue of 48.5% during the Successor period from November 19, 2009 to December 31, 2009 as compared to 46.9% for the Predecessor period from January 1, 2009 to November 18, 2009.

Cost of net revenues increased by $80.2 million, or 28%, in the pro forma year ended December 31, 2009 compared to 2008, due in part to pro forma cost of net revenues increasing by $31.9 million to reflect the amortization of developed technologies acquired in the Skype Acquisition that would have been recorded had the Skype Acquisition occurred on January 1, 2009. The cost of net revenues was also higher, due in part to an increase in termination costs of $30.2 million, or 14%, resulting from an increase in billing minutes. The increase in termination costs of 14% is less than the increase in total billing minutes of 54% due to an overall reduction in call termination rates per minute combined with a higher portion of billing minutes being to landlines instead of mobiles in 2009 compared to 2008 as a result of the introduction of our SkypeOut subscription products. Payment processing fees increased by $5.8 million, or 22%, as a result of the increase in orders processed to deliver our communications services. Customer support costs increased by $5.5 million compared to 2008, due to investment in our customer support focusing on improving the quality and timeliness of our responses to our users seeking assistance. Site operations costs increased by $5.3 million, or 29%, due to an increase in third-party computer server hosting costs as well as additional investments made in the infrastructure enabling our communications services.

The increase in cost of net revenues was partially offset by a $5.8 million decrease in the cost of products sold from the Skype store, due to a change in our business model in the first quarter of 2009 whereby the Skype store stopped selling products directly and instead started selling products only on an agency basis. Cost of net revenues decreased from 52.6% of net revenues to 51.5% of net revenues due primarily to an overall reduction in the price paid per termination minute, offset in part by the pro forma amortization costs.

Comparison of the years ended December 31, 2008 and 2007

Cost of net revenues increased by $61.4 million, or 27%, in 2008 compared to 2007, primarily due to an increase in termination costs of $51.7 million, or 33%, due to an increase in communications services billing minutes. Customer support costs increased by $1.9 million due to investment in our customer support focusing on improving the quality and timeliness of our responses to our users seeking assistance. Site operations costs increased by $4.2 million, or 29%, due predominantly to increases in the costs paid to third-party hosting providers. Cost of net revenues decreased from 59.9% of net revenues to 52.6% of net revenues due primarily to an overall reduction in the price paid per termination minute.

Sales and marketing

The following table summarizes changes in sales and marketing expenses for the pro forma year ended December 31, 2009, the Predecessor years ended December 31, 2008 and 2007, and the Successor period from January 1, 2010 to June 30, 2010, as well as the pro forma period and the Predecessor period from January 1, 2009 to June 30, 2009. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Year ended December 31,			Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 - Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009			Predecessor 2009	Pro forma 2009	Successor 2010
	(thousands of U.S. dollars, except percentages)
Sales and marketing	$67,195	$85,630	$126,096	$111,029	$17,267	$57,343	$57,343	$70,998
As a percentage of net revenues	17.6%	15.5%	17.5%	17.7%	18.7%	17.7%	17.7%	17.5%

Comparison of the six months ended June 30, 2010 and 2009

Sales and marketing expenses increased by $13.7 million, or 24%, during the first half of 2010 compared to the same period in the prior year primarily due to increases in employee-related costs of $7.7 million. Professional service and consulting costs also increased by $4.7 million compared to the prior period primarily due to additional expense related to scaling our processes, systems and infrastructure as a stand-alone company subsequent to our separation from eBay. Sales and marketing expense as a percentage of net revenues decreased to 17.5% for the first six months of 2010 compared 17.7% for the same period in 2009. Pro forma sales and marketing expenses for the six months ended June 30, 2009 were equal to Predecessor sales and marketing expenses for the same period.

Comparison of the years ended December 31, 2009 and 2008

Sales and marketing expenses for the Predecessor period from January 1, 2009 to November 18, 2009 were $111.0 million, or 17.7% of net revenues, and sales and marketing expenses for the Successor period from November 19, 2009 to December 31, 2009 were $17.3 million, or 18.7% of net revenues.

Sales and marketing expenses increased by $40.5 million, or 47%, in the pro forma year ended December 31, 2009 compared to 2008, primarily due to increases in employee-related costs of $15.3 million, including an increase of $4.1 million in employee stock-based compensation expenses, reflecting, among other things, increased headcount. Third party advertising costs increased by $21.0 million compared to the previous year, as a result of an increased amount spent on paid search and other online marketing campaigns. As a result of these factors, sales and marketing expenses increased as a percentage of net revenues to 17.5% for the pro forma year ended December 31, 2009 compared to 15.5% in 2008.

Comparison of the years ended December 31, 2008 and 2007

Sales and marketing expenses increased by $18.4 million, or 27%, in 2008 compared to 2007, primarily due to increases in advertising and marketing programs, particularly online marketing channels and global television campaigns, partially offset by a decline in employee compensation costs. Third party advertising costs increased by $23.8 million compared to the previous year, partially offset by a decrease of $6.6 million in employee related expenses. Sales and marketing expenses decreased to 15.5% as a percentage of net revenues for 2008 compared to 17.6% for 2007 primarily as a result of significant growth net revenues.

Product development

The following table summarizes changes in product development expenses for the pro forma year ended December 31, 2009, the Predecessor years ended December 31, 2008 and 2007, and the Successor period from January 1, 2010 to June 30, 2010, as well as the pro forma period and the Predecessor period from January 1, 2009 to June 30, 2009. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Year ended December 31,			Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 - Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009			Predecessor 2009	Pro forma 2009	Successor 2010
	(thousands of U.S. dollars, except percentages)
Product development	22,078	$31,124	$40,802	$34,993	$5,809	$20,549	$20,549	$29,950
As a percentage of net revenues	5.8%	5.6%	5.7%	5.6%	6.3%	6.3%	6.3%	7.4%

Comparison of the six months ended June 30, 2010 and 2009

Product development expenses increased during the first half of 2010 by $9.4 million, or 46%, compared to the same period of the prior year primarily due to an increase in employee-related costs of $5.0 million as a result of increased headcount and an increase in third-party outsourced engineering expenses of $2.3 million compared to the first half of 2009. Product development expenses as a percentage of net revenues increased to 7.4% for the first six months of 2010 compared to 6.3% for the same period in 2009 as a result of the increase in employee-related expenses. Pro forma product development expenses for the six months ended June 30, 2009 were equal to Predecessor product development expenses for the same period.

Comparison of the years ended December 31, 2009 and 2008

Product development expenses for the Predecessor period from January 1, 2009 to November 18, 2009 were $35.0 million, or 5.6% of net revenues, and product development expenses for the Successor period from November 19, 2009 to December 31, 2009 were $5.8 million, or 6.3% of net revenues. Pro forma product development expenses for the year ended December 31, 2009 were equal to the arithmetic sum of the actual product development expenses for the Predecessor and Successor periods in 2009.

Product development expenses increased by $9.7 million, or 31%, in the pro forma year ended December 31, 2009 compared to 2008, primarily due to additional employee compensation and third-party consultant costs as a result of increased headcount, focused on expanding our product offerings and platforms and the development of our technological infrastructure. Employee-related costs increased $7.6 million, or 32%, from the previous year. Third party consultant charges increased $2.3 million over the previous year. Product development expenses were 5.7% as a percentage of net revenues for the pro forma year ended December 31, 2009, broadly unchanged from 5.6% for 2008.

Comparison of the years ended December 31, 2008 and 2007

Product development expenses increased by $9.0 million, or 41%, in 2008 compared to 2007, primarily due to an increase in employee compensation costs as we increased the size of our product development staff and contractors. Employee compensation costs in Estonia, where a substantial number of our product development resources have historically been concentrated, were impacted by higher than average inflation during 2008, which contributed to the increase in employee compensation costs. Product development expenses were 5.6% as a percentage of net revenues for 2008, broadly unchanged from 5.8% for 2007.

General and administrative

The following table summarizes changes in general and administrative expenses for the pro forma year ended December 31, 2009, the Predecessor years ended December 31, 2008 and 2007, and the Successor period from January 1, 2010 to June 30, 2010, as well as the pro forma period and the Predecessor period from January 1, 2009 to June 30, 2009, and the table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Year ended December 31,			Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 - Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009			Predecessor 2009	Pro forma 2009	Successor 2010
	(thousands of U.S. dollars, except percentages)
General and administrative	$41,169	$51,863	$75,821	$50,208	$113,284	$23,681	$30,767	$46,824
As a percentage of net revenues	10.8%	9.4%	10.5%	8.0%	122.5%	7.3%	9.5%	11.5%

Comparison of the six months ended June 30, 2010 and 2009

General and administrative expenses increased during the first six months of 2010 by $23.1 million, or 98%, compared to our actual general and administrative expenses for the same period of 2009, due in part to $7.3 million of monitoring fees incurred under the management services agreements we entered into in connection with the Skype Acquisition. See “Certain Relationships and Related Party Transactions—Management Service Agreements.”

In addition, general and administrative expenses increased during the first six months of 2010 by $16.1 million, or 52%, compared to our pro forma general and administrative expenses for the same period of 2009, primarily due to an increase of $10.8 million in employee-related expenses resulting from an increase in headcount in order to meet the demands of our expanding business. Third party professional services costs increased by $4.5 million for the first six months of 2010 compared to the same period in pro forma 2009, due primarily to the ongoing costs incurred relating to our separation from eBay. In addition, general and administrative expenses increased by $2.1 million as a result of expenses we incurred under the Transition Services Agreement during the period. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Transition Services Agreement.” These amounts were partially offset by a decrease of $3.9 million as a result of there being no corporate allocations from eBay after the Skype Acquisition, which previously included centralized legal, tax, treasury, information technology, employee costs, corporate services and other infrastructure costs provided to us by eBay.

Comparison of the years ended December 31, 2009 and 2008

General and administrative expenses for the Predecessor period from January 1, 2009 to November 18, 2009 were $50.2 million, or 8.0% of net revenues. General and administrative expenses for the Successor period from November 19, 2009 to December 31, 2009 were $113.3 million, or 122.5% of net revenues, which were substantially higher than the previous period as a result of transaction fees and expenses of $98.7 million that we paid directly in connection with the Skype Acquisition. These transaction fees included a transaction success fee of $60.0 million paid to certain shareholders including Silver Lake, CPPIB and Andreessen Horowitz, and $37.4 million paid to other third parties primarily relating to legal and advisory fees.

General and administrative expenses on a pro forma basis increased by $24.0 million, or 46%, in pro forma year ended December 31, 2009 compared to 2008. Pro forma results for year ended December 31, 2009 reflect monitoring fees of $14.2 million that are payable under management service agreements entered into with the certain of our shareholders in connection with the Skype Acquisition. In addition, employee-related costs increased by $8.8 million, or 43%, in the pro forma year ended December 31, 2009 compared to 2008, which was primarily due to an increase in headcount in order to meet the demands of our expanding business. Corporate allocations increased by $3.4 million primarily as a result of direct legal fees incurred by eBay in connection with the Joltid litigation settlement, which was offset partially by a decrease of $4.5 million of costs relating to legal and professional service charges incurred directly by Skype. Due to the aforementioned factors, general and administrative expenses increased as a percentage of net revenues to 10.5% for the pro forma year ended December 31, 2009 compared to 9.4% for 2008.

Comparison of the years ended December 31, 2008 and 2007

General and administrative expenses increased by $10.6 million, or 27%, in 2008 compared to 2007, primarily due to growth in employee-related expenses, legal fees and professional services. Employee-related costs increased by $4.7 million compared to 2007, which were driven by additional recruiting costs and an increase in headcount in order to meet the demands of our expanding business. In addition, our litigation and professional services costs increased by $4.2 million compared to those incurred in 2007 due to increased activity on several patent litigation matters. General and administrative expenses decreased as a percentage of net revenues from 2007 to 2008 primarily as a result of the overall growth of our business. General and administrative expenses as a percentage of net revenues were 9.4% for 2008, compared to 10.8% for 2007.

Amortization of acquired intangible assets

The following table summarizes changes in amortization of acquired intangible assets expenses for the pro forma year ended December 31, 2009, the Predecessor years ended December 31, 2008 and 2007, and the Successor period from January 1, 2010 to June 30, 2010, as well as the pro forma period and the Predecessor period from January 1, 2009 to June 30, 2009. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Year ended December 31,			Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 - Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro Forma 2009			Predecessor 2009	Pro forma 2009	Successor 2010
	(thousands of U.S. dollars, except percentages)
Amortization of acquired intangible assets	$65,514	$69,832	$114,307	$55,453	$13,284	$31,147	$57,153	$57,154
As a percentage of net revenues	17.2%	12.7%	15.9%	8.9%	14.4%	9.6%	17.6%	14.1%

Comparison of the six months ended June 30, 2010 and 2009

The increase in amortization of acquired intangibles during the first six months of 2010 of $26.0 million, or 83%, compared to our actual amortization of acquired intangibles expenses in the same period in 2009 was primarily due to the establishment of a new basis in accounting of our identifiable intangible assets as a result of the Skype Acquisition. The purchase price was allocated to assets and liabilities, including the identifiable intangible assets, based on their estimated fair value at the acquisition date on November 19, 2009, resulting in an increase in the basis of intangibles subject to amortization.

Our amortization of acquired intangibles for the first six months of 2010 was broadly the same as our pro forma amortization of acquired intangibles cost for the same period in 2009.

Comparison of the years ended December 31, 2009 and 2008

Amortization of acquired intangible assets expenses for the Predecessor period from January 1, 2009 to November 18, 2009 was $55.5 million, or 8.9% of net revenues and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 was $13.3 million, or 14.4% of net revenues.

The increase of $44.5 million, or 64%, in pro forma year ended December 31, 2009 compared to 2008 was primarily due to the pro forma effect of the establishment of a new basis in accounting of the Company’s identifiable intangible assets as a result of the Skype Acquisition, reflected as of January 1, 2009.

Comparison of the years ended December 31, 2008 and 2007

The increase of $4.3 million, or 7%, in 2008 compared to 2007 was primarily due to the impact of foreign currency movements between the U.S. dollar and Euro, which was partially affected by the impact of the end of the estimated useful life of certain other identifiable intangible assets.

Litigation settlement

The litigation settlement expense was incurred in connection with the settlement that we and eBay reached with Joltid regarding our use of the “Global Index” technology that facilitates communications in the peer-to-peer network of Skype users. In connection with the settlement, we acquired ownership of the intellectual property rights in the software and related technology known as the “Global Index.” See “—Key Factors Affecting Results of Operations,” “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus for further information. The litigation settlement expense was $343.8 million for the Predecessor period from January 1, 2009 to November 18, 2009. There was no litigation settlement expense in any other period, and pro forma litigation settlement expense for the year ended December 31, 2009 was equal to the litigation settlement expense for the Predecessor period from January 1, 2009 to November 18, 2009.

Impairment of goodwill

During 2007, 2008 and 2009, we conducted our annual impairment test of goodwill as of August 31. See “—Critical Accounting Policies, Judgments and Estimates—Goodwill and Intangible Assets” for more information on our goodwill accounting policy. As a result of this test, no goodwill impairment charges were recorded during 2009 and 2008. However, in 2007, we recorded a charge of $1.4 billion impairment of goodwill. The 2007 impairment charge was determined by comparing the carrying value of goodwill in eBay’s Communications reporting unit with the implied fair value of the goodwill. The fair value of the Communications reporting unit was determined using the income approach, which required the estimation of future operating results and cash flows discounted using an estimated discount rate. We revised our estimates of our future operating results based on our then updated long-term financial outlook developed as part of eBay’s strategic planning cycle conducted in the third quarter of 2007 and, as a result, recorded an impairment of goodwill. Then, as now, our estimates of our future operating results are for an early stage business with limited financial history, as well as a developing revenue model. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value. See “Risk Factors—Goodwill and intangible asset impairment analysis may result in charges, which may be significant” and Note 4 to our audited consolidated financial statements included elsewhere in this prospectus. We expect to conduct our annual impairment test of goodwill for 2010 in the second half of 2010.

Realized loss on amended credit agreement

The realized loss on amended credit agreement was recognized as a result of the significant amendments in February 2010 to our Amended Five Year Credit Agreement and changes in lenders thereunder. For details of the Five Year Credit Agreement we entered into in November 2009 to finance, in part, the Skype Acquisition and the amendment thereof, see “—Liquidity and Capital Management—Indebtedness.”

Due to the significant amendments to the Five Year Credit Agreement and changes in lenders, $242.5 million of the original term loan was deemed “extinguished” for accounting purposes, and $457.5 million was deemed “modified” for accounting purposes. As a result, a realized loss on the amended credit agreement of $13.5 million relating to the deferred financing fees and the original issue discount associated with the portion of the loan that was considered extinguished was recorded during period ended June 30, 2010. There was no realized loss on amended credit agreement expense in any other period.

Interest income and other (expense), net

The following table summarizes the development of interest income and other (expense), net for the pro forma year ended December 31, 2009, the Predecessor years ended December 31, 2008 and 2007, and the Successor period from January 1, 2010 to June 30, 2010, as well as the pro forma period and the Predecessor period from January 1, 2009 to June 30, 2009. The table also provides the 2009 breakdown for the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009:

	Year ended December 31,			Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009			Predecessor 2009	Pro forma 2009	Successor 2010
	(thousands of U.S. dollars, except percentages)
Interest income and other (expense), net	$5,303	$10,297	$2,943	$(2,549)	$5,492	$(6,119)	$(6,119)	$31,330
As a percentage of net revenues	1.4%	1.9%	0.4%	(0.4)%	5.9%	(1.9)%	(1.9)%	7.7%

Interest income and other (expense), net, consists of interest earned on cash, cash equivalents and investments, as well as foreign exchange transaction gains and losses and other miscellaneous transactions not related to our primary operations. Interest expense incurred on our long-term debt is included separately in our results of operations under “—Interest expense,” below.

Comparison of the six months ended June 30, 2010 and 2009

Interest income and other (expense), net amounted to a net income of $31.3 million during the first six months of 2010, representing an increase of $37.4 million compared to a net expense of $6.1 million for the same period of the prior year. This increase was due primarily to a realized foreign currency exchange gain of $32.2 million resulting from the foreign exchange impact on our non-U.S. dollar monetary assets and liabilities during the period. The weighted average rate of return from of our cash and cash equivalents was 0.2%, a decrease of 0.8% from the weighted average rate of return during the same period of the prior year.

Pro forma interest income and other (expenses), net for the six months ended June 30, 2009 were equal to Predecessor pro forma interest income and other (expenses), net for the same period.

Comparison of the years ended December 31, 2009 and 2008

Interest income and other (expense), net amounted to a net expense of $2.5 million for the Predecessor period from January 1, 2009 to November 18, 2009, or (0.4)% of net revenues and consists of interest income on cash and cash equivalent and investments of $1.8 million, foreign exchange losses of $1.1 million and other expenses of $3.2 million relating primarily to the impairment of our interest in a minority equity investment in the amount of $4.1 million. Interest income and other (expense), net was a net positive of $5.5 million for the Successor period from November 19, 2009 to December 31, 2009, or 5.9% of net revenues, and primarily comprised of foreign exchange gains of $5.0 million due to the foreign exchange impact on our non-U.S. dollar monetary assets and liabilities during the period.

Pro forma interest income and other (expense), net, was equal to the arithmetic sum of the actual amounts for the Predecessor and Successor periods in 2009.

Interest income and other (expense), net decreased by $7.4 million in the pro forma year ended December 31, 2009 compared to 2008, due primarily to lower interest income earned on our cash and cash equivalents balances. Total interest earned in the pro forma year ended December 31, 2009 was $1.8 million compared to $6.4 million in 2008, a decrease of $4.6 million. The weighted average rate of return from our cash and interest bearing investment portfolio decreased to 0.6% in pro forma 2009 from 3.3% in 2008 due to lower prevailing interest rates. In addition, we recorded a gain due to foreign exchange movements of $3.8 million for the pro forma year ended December 31, 2009, as compared to a gain of $3.7 million for the year ended December 31, 2008.

Comparison of the years ended December 31, 2008 and 2007

Interest income and other (expense), net increased by $5.0 million in 2008 compared to 2007, due primarily to a year-over-year increase in our cash and cash equivalents balance of $144.3 million on which we earn interest. Total interest earned in 2008 was $6.4 million in 2008 compared to $4.0 million in 2007. The weighted average rate of return from our cash and interest bearing investment portfolio decreased to 3.3% in 2008 from 3.9% in 2007. In addition, foreign exchange gains increased by $2.7 million in 2008 compared to 2007.

Interest expense

Comparison of the six months ended June 30, 2010 and 2009

We incurred $35.6 million in interest expense for the six months ended June 30, 2010 due to interest relating to the debt incurred on November 19, 2009 to fund the Skype Acquisition. There was no such comparable interest expense for the six months ended June 30, 2009. The pro forma interest expense for the six months ended June 30, 2009 was $44.5 million. The decreased interest expense for the first six months of 2010 reflects the drop in the effective interest rate on the loan from 11.0% in pro forma 2009 to 9.4% in the first six months of 2010 and a reduction in the weighted average amounts outstanding between the periods.

Comparison of the years ended December 31, 2009, 2008 and 2007

We incurred $10.4 million in interest expense for the Successor period from November 19, 2009 to December 31, 2009. Such interest expense accounted for 11.2% of our net revenues for such period. There was no such comparable expense for the Predecessor period from January 1, 2009 to November 18, 2009 or for 2008 or 2007.

On a pro forma basis, we incurred $79.2 million in interest expense for the pro forma year ended December 31, 2009 due to interest accruing on the Five Year Credit Agreement for the full year on a pro forma basis.

Income tax (benefit)/ expense

The following table summarizes our income tax expenses (benefit) for the Predecessor years ended December 31, 2008 and 2007, the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009, the Predecessor period from January 1, 2009 to June 30, 2009 and the Successor period from January 1, 2010 to June 30, 2010:

	Year ended December 31,		Predecessor Jan. 1 - Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008			Predecessor 2009	Successor 2010
	(thousands of U.S. dollars, except percentages)
Income tax (benefit) / expense	$(23,342)	$(8,447)	$3,950	$(7,209)	$2,327	$(29,486)
As a percentage of net revenues	(6.1)%	(1.5)%	0.6%	(7.8)%	0.7%	(7.3)%
Effective tax rate(1)	1.6%	(25.5)%	(1.5)%	6.7%	9.4%	25.9%

(1)	The June 30, 2010 effective tax rate presented in the table is our estimated annual effective tax rate for the year ending December 31, 2010.

Our tax expense is lower than the amount computed by applying the statutory Luxembourg tax rate to pre-tax U.S. GAAP income, because our taxable income is reduced as a consequence of, among other things, our intercompany licensing transactions and historic net operating losses in Luxembourg. However, these effects are partially offset by certain expenses for which we cannot recognize a deduction, such as stock based compensation. In addition, we could not recognize a tax deduction for our goodwill impairment expense in 2007, the Joltid litigation settlement expense in the Predecessor period from January 1, 2009 to November 18, 2009 and the Skype Acquisition fees and expenses in the Successor period from November 19, 2009 to December 31, 2009. Furthermore, to the extent that we build net operating loss carryforwards in Luxembourg and Ireland as described above, we have historically recognized significant valuation allowances.

Comparison of the six months ended June 30, 2010 and 2009

During the six months ended June 30, 2010, we realized a net tax benefit of $29.5 million primarily because our taxable income was reduced as a consequence of our intercompany licensing transactions and our ability to recognize tax benefits of operating losses in certain tax jurisdictions.

During the six months ended June 30, 2009, we had a tax expense of $2.3 million. Our overall tax expense was much lower than the tax expense computed by applying the Luxembourg statutory tax rate of 28.6% to pre-tax income, due primarily to a reduction of taxable income as a result of our intercompany licensing transactions and historic net operating losses in Luxembourg.

Comparison of the years ended December 31, 2009, 2008 and 2007

During the Successor period from November 19, 2009 to December 31, 2009, we realized a tax benefit of $7.2 million. Our tax benefit was lower than the Luxembourg statutory tax rate of 28.6% applied to pre-tax loss, due primarily to the non-deductibility for tax purposes of transaction costs related to the Skype Acquisition.

During the Predecessor period from January 1, 2009 through November 18, 2009, we incurred a tax expense of $4.0 million, even though we incurred pre-tax losses, due primarily to our inability to deduct the Joltid litigation settlement for the Predecessor period.

During 2008, we realized a net tax benefit of $8.4 million primarily because our taxable income was reduced as a consequence of our intercompany licensing transactions.

During 2007, we realized a tax benefit of $23.3 million primarily because our taxable income was reduced as a consequence of our intercompany licensing transactions. Our tax benefit was lower than the Luxembourg statutory rate of 29.6% applied to pre-tax loss due primarily to non-deductibility for tax purposes of the goodwill impairment charges recorded in 2007.

Selected Quarterly Operating Results (unaudited)

The following table presents unaudited quarterly condensed statement of operations data for the seven Predecessor quarters ended September 30, 2009, the Predecessor for the period from October 1, 2009 to November 18, 2009, the Successor for the period from November 19, 2009 to December 31, 2009, and the two Successor quarters ended March 31, 2010 and June 30, 2010. We have prepared the unaudited quarterly financial information on a consistent basis with the audited consolidated financial statements included in this prospectus, and the financial information reflects all normal, recurring adjustments for any quarter that we consider necessary for a fair statement of such information in accordance with GAAP.

The historical quarterly financial data presented below do not purport to be indicative of our results of operations for any future period. The data presented below should be read in connection with “Capitalization,” “Selected Financial Data,” the other information in this section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor								Successor
	Three months ended March 31, 2008	Three months ended June 30, 2008	Three months ended September 30, 2008	Three months ended December 31, 2008	Three months ended March 31, 2009	Three months ended June 30, 2009	Three months ended September 30, 2009	October 1, 2009 to November 18, 2009	November 19, 2009 to December 31, 2009	Three months ended March 31, 2010	Three months ended June 30, 2010
	(thousands of U.S. dollars, except share data)
Net revenues:	$127,260	$135,820	$143,279	$145,005	$153,209	$171,629	$186,429	$115,191	$92,445	$199,255	$206,915
Cost of net revenues	68,791	71,968	71,485	77,809	79,580	81,558	85,126	47,269	44,836 (1)	98,795 (1)	101,025	(1)

Gross profit	58,469	63,852	71,794	67,196	73,629	90,071	101,303	67,922	47,609	100,460	105,890

Operating expenses:
Sales and marketing	22,531	20,939	22,835	19,280	27,164	30,179	31,691	21,995	17,267	34,642	36,356
Product development	7,577	8,386	7,367	7,816	9,725	10,824	8,495	5,949	5,809	15,111	14,839
General and administrative	13,649	13,928	11,864	12,445	11,762	11,919	15,783	10,744	113,284 (2)	21,877	24,947
Amortization of acquired intangible assets	17,760	18,516	17,845	15,711	15,675	15,472	16,243	8,063	13,284 (1)	28,577 (1)	28,577	(1)
Litigation settlement	—	—	—	—	—	—	—	343,826 (3)	—	—	—

Total operating expenses	61,517	61,769	59,911	55,252	64,326	68,394	72,212	390,577	149,644	100,207	104,719

(Loss)/income from operations	(3,048)	2,083	11,883	11,944	9,303	21,677	29,091	(322,655)	(102,035)	253	1,171
Realized loss on amended credit agreement(4)	—	—	—	—	—	—	—	—	—	(13,513)	—
Interest income and other (expense), net	4,071	2,165	(129)	4,190	(1,563)	(4,556)	765	2,805	5,492	7,474	23,856
Interest expense(5)	—	—	—	—	—	—	—	—	(10,387)	(19,494)	(16,112)

(Loss)/income before income taxes	1,023	4,248	11,754	16,134	7,740	17,121	29,856	(319,850)	(106,930)	(25,280)	8,915
Income tax (benefit)/ expense	(6,184)	(6,752)	2,698	1,791	1,178	1,149	1,230	393	(7,209)	(13,341)	(16,145)

Net income (loss)	$7,207	$11,000	$9,056	$14,343	$6,562	$15,972	$28,626	$(320,243)	$(99,721)	$(11,939)	$25,060

(1)

Cost of net revenues and amortization of acquired intangible assets for the Successor period from November 19, 2009 to December 31, 2009 include $4.2 million and $13.3 million of amortization costs, respectively, and for the quarter ended March 31, 2010 include $9.0 million and $28.6 million, respectively, and for the quarter ended June 30, 2010 include $9.0 million and $28.6 million, respectively, relating to the amortization of the intangible assets acquired in the Skype Acquisition. The increase from the Predecessor period is a result of the Skype Acquisition, whereby the gross carrying amount of intangible assets increased from $340.5 million as of December 31, 2008 to $805.6 million as of December 31, 2009.

(2)	This amount includes $98.7 million of transaction fees and expenses incurred in connection with the Skype Acquisition.
(3)

This amount represents the net charge incurred by us in connection with the settlement by us and eBay of a dispute with Joltid over our use of peer-to-peer communication technology. For more information and a breakdown on the components of this charge, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations,” “Certain Relationships and Related Party Transactions” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(4)

This amount represents the expense incurred in connection with the amendment of our Amended Five Year Credit Agreement in February 2010, described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

(5)

This amount represents the net interest expense incurred in connection with the indebtedness incurred to finance the Skype Acquisition, as described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

Our quarterly net revenue and results of operations are difficult to predict and have in the past and may in the future fluctuate from quarter to quarter. Our planned operating expenses are based in part on our expectations of future revenue. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would negatively impact our operating results for that quarter. We do not believe that period-to-period comparisons of our operating results should be relied upon as an indication of future performance. In future periods, the market price of our ADSs could decline if our revenue and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenue and operating results to fluctuate, please see those discussed in the “Risk Factors” section of this prospectus.

Our quarterly results of operations are more significantly impacted by particular events than our results over longer time periods. For example, our net revenues for the quarter ended March 31, 2010 were impacted by a change in our terms and conditions affecting the timing of recognition of revenue from inactive credit of our users, resulting in a negative impact of $4.9 million on our gross profit in the first quarter of 2010. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.” In addition, the delay of entry into a commercial contract in the second quarter of 2010 negatively impacted our net revenues and gross margin.

Effects of Currency Fluctuations on Net Revenues

We have substantial global operations, and our products are generally priced in the local currencies of the countries in which we operate. We report our financial results in U.S. dollars; therefore, fluctuations in foreign currency exchange rates impact our net revenues. As the U.S. dollar strengthens or weakens against the local currencies in which we generate revenues, our net revenues recorded in U.S. dollar will decrease or increase, respectively irrespective of our growth in the number of connected users and their use of our paid products. For example, if average foreign exchange rates had remained constant between the quarters ended March 31, 2010 and June 30, 2010, our net revenues for the quarter ended June 30, 2010 would have been higher by $9.0 million than reported.

Seasonality

Our net revenues exhibits seasonality because many of our users reduce their use of our products with the onset of good weather during the Northern Hemisphere’s summer months and our users tend to use our products more in the fourth quarter during the holiday season resulting in weaker net revenue growth during the second and third quarter of the year. Furthermore, we experience significant spikes in the use of our products during significant world events, such as Christmas and the Chinese New Year, or regional events, such as the recent volcanic eruption in Iceland. Due to our high revenue growth rate, the timing of product launches and movements in foreign exchange rates, the seasonality trends are not substantial when reviewing our quarter over quarter results since January 2008. Furthermore, our rapid growth may have made it more difficult for us to identify seasonal aspects of our business that may exist.

Adjusted EBITDA

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use Adjusted EBITDA as a non-GAAP performance measure. We present Adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our performance. Adjusted EBITDA, as we present it, represents net income before income tax (benefit)/expense, interest expense, interest income and other (expense), net, depreciation and amortization, further adjusted for the following additional items:

•	Stock-based compensation expense;

•	Impairment of goodwill;

•	Realized loss upon amendment of our Five Year Credit Agreement;

•

Costs we incurred as a result of the Skype Acquisition, such as external transaction costs, payments under management services agreements with shareholders of Skype, transition services agreement costs payable to eBay and cash bonuses to certain Skype employees;

•	Litigation settlement costs;

•	Separation cost incurred subsequent to the Skype Acquisition; and

•	Foreign exchange gains and losses prior to invoice receipt.

Adjusted EBITDA is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, Adjusted EBITDA has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. In particular:

•

Unless reconciled to our pro forma net income, Adjusted EBITDA is not a pro forma measure, nor does it purport to represent what our consolidated results of operations would have been had the Skype Acquisition not occurred or occurred on a different date;

•	Adjusted EBITDA is not indicative of our future consolidated results of operations;

•	Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA does not reflect our tax expense; and

•	Others may calculate Adjusted EBITDA differently than we do and these calculations may not be comparable to our Adjusted EBITDA metric.

The following table reconciles our Adjusted EBITDA for the Predecessor years 2007, 2008, the Predecessor period from January 1, 2009 to November 18, 2009, the Successor period from November 19, 2009 to December 31, 2009, the pro forma year 2009, and each of the six months ended June 30, 2009 (Predecessor and pro forma) and 2010 to the nearest U.S. GAAP performance measure, which is net income (loss):

	Year ended December 31,			Predecessor Jan 1 – Nov. 18, 2009	Successor Nov. 19 – Dec. 31, 2009	Six months ended June 30,
	Predecessor 2007	Predecessor 2008	Pro forma 2009(1)			Predecessor 2009	Pro forma 2009(1)	Successor 2010
	(thousands of U.S. dollars)
Net (loss)/income	(1,405,336)	41,606	(417,547)	(269,083)	(99,721)	22,534	(46,440)	13,121
Income tax (benefit)/ expense	(23,342)	(8,447)	(21,398)	3,950	(7,209)	2,327	(24,380)	(29,486)
Interest expense	—	—	89,643	—	10,387	—	44,527	35,606
Interest income and other expense, net	(5,303)	(10,297)	(2,942)	2,549	(5,492)	6,119	6,119	(31,330)
Depreciation and amortization	73,303	75,534	156,543	60,649	18,400	33,571	77,639	79,234
Stock-based compensation	10,269	12,826	14,746	14,485	261	8,836	8,836	3,081
Impairment of goodwill	1,390,938	—	—	—	—	—	—	—
Realized loss on credit agreement	—	—	—	—	—	—	—	13,513
Management Services Agreements with shareholders(2)	—	—	14,177	—	1,685	—	7,086	7,294
Skype Acquisition transaction fees(3)	—	—	—	—	98,715	—	—	—
Skype Acquisition transaction bonuses(4)	—	—	—	3,647	—	—	—	—
Transition Services Agreement(5)	—	—	1,118		1,118	—	—	2,111
Excluded bonus(6)	—	—	1,755	144	1,611	—	—	6,107
Joltid litigation settlement(7)	—	—	343,826	343,826	—	—	—	—
Other litigation settlements(8)	—	(410)	2,928	2,928	—	—	—	(784)
Separation costs(9)	—	—	2,054	873	1,181	—	—	5,166
Foreign exchange gains and losses prior to invoice receipt(10)	—	(334)	(8)	(1,140)	1,132	1,849	1,849	12,118

Adjusted EBITDA	40,529	110,478	184,895	162,828	22,068	75,236	75,236	115,751

(1)	See “Unaudited Pro Forma Condensed Consolidated Financial Information” and the notes thereto included elsewhere in this prospectus to understand how pro forma net income was computed.
(2)

In connection with the Skype Acquisition, we entered into management service agreements with certain of our shareholders and their affiliates, which provide for the payment of periodic monitoring fees for management, financial, consulting and other advisory services provided by them to us after completion of the Skype Acquisition. We expect to incur aggregate monitoring fees of $             million per annum (payable pro rata, quarterly in arrears) for the period from November 19, 2009 to December 31, 2021. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

(3)	This amount represents the external transaction fees and expenses incurred in connection with the Skype Acquisition.
(4)	This amount represents cash bonus payments to certain Skype executives that vested upon the completion of the Skype Acquisition.
(5)

Our indirect subsidiary, Skype Technologies S.A., entered into a transition services agreement with eBay pursuant to which eBay has agreed to provide us certain transition services in connection with the conduct of our business. The initial term is one year from the date of the Skype Acquisition, except for customer service applications support, the term for which was six months. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Transition Services Agreement.”

(6)

In conjunction with the Skype Acquisition, a special cash pool was funded to reward eligible Skype employees. Employees are eligible to receive a bonus based on continued employment that will vest on the one-year anniversary of the Skype Acquisition. The total estimated value of the awards to be granted and funded is $ 10.0 million and was recorded as an asset in the opening balance sheet of the Skype Companies and is being amortized as compensation expense based on the actual value of the awards that are estimated to vest. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Skype Acquisition and Ancillary Agreements—Cash Pool.” In addition, certain employees are eligible for bonus payments that will vest prior to or on one-year anniversary of the Skype Acquisition based on the successful achievement of certain strategic initiatives outlined by the Company in conjunction with our separation from eBay.

(7)

This amount represents the net charge incurred by us in connection with the settlement by us and eBay of a dispute with Joltid over our use of peer-to-peer communication technology. For more information about the Joltid Transaction, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations”, “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

(8)

Reflects additional losses or (gains) we recorded related to litigation settlements other than the Joltid Transaction discussed above. See “Business—Legal Proceedings” for a discussion of other legal and regulatory proceedings, disputes and regulatory inquiries related to our business.

(9)

Separation costs primarily relate to external service provider fees for strategic projects aimed at building processes for scaling the Company subsequent to the Skype Acquisition, establishing new employee benefit structures and compensation programs and planning for the implementation of our stand alone IT infrastructure, as well as tax, legal and other consulting fees related to our separation from eBay.

(10)

Under U.S. GAAP, foreign currency gains and losses arising from the re-measurement of monetary assets and liabilities into our functional currencies (“foreign currency gains and losses”) are recorded in our Consolidated Statements of Operations as a component of interest income and other (expense), net. As indicated above, we remove the total amount of interest income and other (expense), net from our calculation of Adjusted EBITDA. However, we do include in Adjusted EBITDA the foreign currency gains and losses arising between the date of initial expense recognition and the date of invoice receipt, at which point we believe management has less control over foreign currency gains and losses.

Liquidity and Capital Resources

Since the Skype Acquisition, our principal sources of liquidity have been cash provided by operating activities, proceeds from our Amended Five Year Credit Agreement and the proceeds from the issuance of common stock in the Skype Acquisition. As of June 30, 2010, our principal sources of liquidity consisted of $85.5 million of cash and cash equivalents and $29.3 million available under the revolving credit facility under our Amended Five Year Credit Agreement. Our total indebtedness was $727.9 million as of June 30, 2010. In 2009, we had needs for liquidity with respect to the payment made to acquire the Skype Companies and associated costs, such as the cash component of the Joltid Transaction. Our principal needs for liquidity for the foreseeable future will be directed towards debt service costs and capital expenditures, such as the purchase of property and equipment. At June 30, 2010, outstanding letters of credit were $0.7 million against the line of credit under our revolving credit facility.

Cash Flows

	Predecessor			Successor	Predecessor	Successor
	Year ended December 31, 2007	Year ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009	Six months ended June 30, 2009	Six months ended June 30, 2010
	(thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$80,220	$148,801	$128,049	$(150,913)	$93,976	$64,830
Net cash provided by (used in) investing activities	(536,020)	(4,964)	(11,733)	(1,958,981)	(5,264)	(12,869)
Net cash provided by (used in) financing activities	468,354	13,305	(263,302)	2,082,013	—	(67,234)
Effect of exchange rate changes on cash and cash equivalents	9,778	(12,839)	29,127	(370)	4,966	(13,311)
Net increase (decrease) in cash and cash equivalents	22,332	144,303	(117,859)	(28,251)	93,678	(28,584)
Cash and cash equivalents at beginning of period	93,552	115,884	260,187	142,328	260,187	114,077
Cash and cash equivalents at end of period	$115,884	$260,187	$142,328	$114,077	$353,865	$85,493

Operating Activities

We generated cash from operating activities in amounts exceeding our net loss or income reported for 2007, 2008 and the Predecessor period from January 1, 2009 to November 18, 2009 and for the six months ended June 30, 2009 and 2010 due primarily to non-cash charges to earnings and changes in working capital. Non-cash charges to earnings primarily include depreciation and amortization on our long-term assets, share-based compensation expense and provisions for doubtful accounts. In addition, non-cash charges in 2007 included a $1.4 billion goodwill impairment charge. Non-cash charges in the Predecessor period from January 1, 2009 to November 18, 2009 include the $241.2 million non-cash component of the Joltid litigation settlement and $102.7 million increase in liability associated with the Joltid litigation settlement. See “Certain Relationships and Related Party Transactions” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

We generate favorable working capital because a majority of our users purchase prepaid credit which is recorded as deferred revenue and user advances when collected and recognized as net revenue at the time users use the credit. When a customer purchases a subscription to use our other paid-products over a specified period, the amount collected is initially recorded as deferred revenue and user advances and net revenue is recognized ratably over the subscription period. This provides us with a cash flow benefit between the time we receive funds and when we need to pay termination costs associated with the delivery of billing minutes at which time net revenue is earned.

The consummation of this offering will trigger cash payments to certain of our principal shareholders and their affiliates under management services agreements in aggregate amount of approximately $ million which become payable at the time of this offering. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

Net cash provided by operating activities was $64.8 million in the six months ended June 30, 2010, primarily reflecting net income of $13.1 million during the period which included $79.2 million in depreciation and amortization and a realized loss of $13.5 million occurring upon the refinancing of the Five Year Credit Agreement, offset in part of deferred income tax benefits of $34.8 million recorded during the period. In addition, other changes in working capital balances resulted in a net decrease in cash of $15.2 million during this period primarily due to an increase in current assets, partially offset by an increase in deferred revenue and user advances.

Net cash used in operating activities was $150.9 million in the Successor period from November 19, 2009 to December 31, 2009. Net cash used in operating activities was impacted by outgoing cash payments of $94.4 million in connection with the Joltid litigation settlement and net cash of $98.7 million was paid as transaction costs in connection with the Skype Acquisition. The resolution of the Joltid litigation was funded in part by the indebtedness incurred as part of the Skype Acquisition. See “—Indebtedness” below. See “Certain Relationships and Related Party Transactions” and Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Net cash provided by operating activities was $128.0 million in the Predecessor period from January 1, 2009 to November 18, 2009. Although we generated a net loss of $269.1 million during this period, this included non-cash charges relating to depreciation and amortization of $60.6 million, the $241.2 million non-cash component of the Joltid litigation settlement and non-cash stock-based compensation expense of $14.5 million. In addition, other changes in working capital balances resulted in a net increase in cash of $75.7 million during this period.

Net cash provided by operating activities was $148.8 million in the year ended December 31, 2008. We generated net income during the period of $41.6 million which included non-cash depreciation and amortization charges of $75.5 million and non-cash stock-based compensation charges of $12.8 million. Other changes in working capital balances resulted in a net increase of net cash of $33.4 million during this period. These non-cash charges and increases as a result of changes in working capital were partially offset by deferred income tax benefits of $15.8 million recognized during this period.

Net cash provided by operating activities was $80.2 million in the year ended December 31, 2007. Although we generated a net loss of $1,405.3 million during this period, this included non-cash depreciation and amortization charges of $73.3 million, a non-cash impairment of goodwill of $1,391.9 million, and non-cash stock-based compensation charges of $10.3 million. Other changes in working capital balances resulted in a net increase of $41.7 million during this period. These effects were partially offset by deferred income tax benefits of $30.3 million recognized during this period.

Cash paid for income taxes for the first six months of 2009 and 2010 was $0.2 million and $0.9 million, respectively. Cash paid for income taxes during the years ended December 31, 2007, 2008, the Predecessor period from January 1, 2009 to November 18, 2009 and the Successor period from November 19, 2009 to December 31, 2009 were $2.9 million, $3.3 million, $0.2 million and $0.3 million, respectively.

Investing Activities

Net cash used in investing activities was $12.9 million in the six months ended June 30, 2010, primarily due to the purchases of property and equipment.

Net cash used in investing activities was $1,959.0 million in the Successor period from November 19, 2009 to December 31, 2009, primarily due to $1,916.6 million in cash paid to eBay as a portion of consideration in the Skype Acquisition. In addition, $34.6 million was paid to acquire intangible assets as part of the Joltid Transaction. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

Net cash used in investing activities was $11.7 million and $5.0 million in the Predecessor period from January 1, 2009 to November 18, 2009 and the year ended December 31, 2008, respectively, primarily due to the purchases of property and equipment.

Net cash used in investing activities was $536.0 million in the year ended December 31, 2007, primarily due to a $530.3 million cash payment by eBay pursuant to an earn-out settlement agreement with certain former shareholders of the Pre-eBay Predecessor and the earn-out representative.

Purchases of property and equipment, net totaled $11.2 million during the first six months of 2010, $5.3 million during the first six months of 2009, $11.7 million during the Predecessor period from January 1, 2009 to November 18, 2009, $1.8 million during the Successor period from November 19, 2009 through December 31, 2009, $5.0 million in 2008 and $5.7 million in 2007. These purchases of property and equipment related primarily to purchases of computer equipment, leasehold improvements and software to support our operations.

Financing Activities

Net cash used in financing activities was $67.2 million in the six months ended June 30, 2010, primarily resulting from the refinancing of our Amended Five Year Credit Agreement and the contemporaneous repayment of the entire $125.0 million outstanding payment-in-kind loan agreement with eBay, as described below in “—Indebtedness.”

Net cash provided by financing activities was $2,082.0 million in the Successor period from November 19, 2009 to December 31, 2009, primarily derived from $681.7 million net proceeds from indebtedness incurred in connection with the Skype Acquisition (see “—Indebtedness” below) and $1,428.0 million in net cash proceeds from the issuance of common stock in the Skype Acquisition.

Net cash used in financing activities was $263.3 million in the Predecessor period from January 1, 2009 to November 18, 2009, primarily relating to the payment we made to eBay upon the conversion of our convertible preferred equity certificates in connection with the Skype Acquisition. See Note 2 to our consolidated financial statements for further information.

Net cash provided by financing activities was $13.3 million in the year ended December 31, 2008, primarily resulting from the transfer of Skype Inc., an indirect wholly-owned subsidiary of Skype Holdings at the time, to eBay for cash consideration of $13.1 million.

Net cash provided by financing activities was $468.4 million in the year ended December 31, 2007, primarily relating to a payment made by eBay pursuant to an earn-out settlement agreement with certain former shareholders of the Pre-eBay Predecessor and the earn-out representative.

Cash and Cash Equivalents

Reported cash and cash equivalents were negatively affected by currency exchange rates during the first six months of 2010 due to the weakening of the Euro against other currencies, primarily the U.S. dollar. The positive effect of exchange rates on cash and cash equivalents in 2009 and in 2007 was due to primarily to the strengthening of the Euro against other currencies, primarily the U.S. dollar, and the impact on our Euro denominated cash accounts. The negative effect of exchange rates on cash and cash equivalents during 2008 was due primarily to the weakening of the Euro against the U.S. dollar, and the impact on our Euro denominated cash accounts.

At June 30, 2010, we had cash and cash equivalents of $85.5 million, compared to $114.1 million at December 31, 2009, $260.2 million at December 31, 2008 and $115.9 million at December 31, 2007. Substantially all cash and cash equivalents are held in accounts outside the United States predominantly in U.S. dollar and euro accounts and are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased.

We believe that our current levels of cash and cash equivalents and cash flows from operations, combined with the net proceeds to us from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We also may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or additional equity securities or obtain additional credit facilities. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Indebtedness

On November 19, 2009, we incurred $806.7 million of indebtedness to finance the Skype Acquisition, of which $681.7 million was the Five Year Credit Agreement and $125.0 million was a payment-in-kind loan agreement with eBay, each described in further detail below. On February 23, 2010, we amended the Five Year Credit Agreement and repaid the entire payment-in-kind loan agreement with eBay, as described more fully below. We have no other outstanding debt.

Five Year Credit Agreement

On November 19, 2009, our subsidiary Springboard Finance, L.L.C., entered into a five year credit agreement that includes a $30.0 million revolving commitment with a syndicate of financial institutions (the “Five Year Credit Agreement”). At issuance, the term loan bore a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus a margin of 7%. The net proceeds from the term loan were $681.7 million after an original issue discount of $18.3 million and before the payment of direct financing costs of $27.7 million and were used by us to fund the Skype Acquisition. The original issuance discount was recorded as an adjustment to the carrying value of the debt obligations and the direct financing costs, consisting primarily of legal and underwriting fees, were deferred and are presented as other non-current assets on the balance sheet as of December 31, 2009.

Our obligations under the Five Year Credit Agreement are unconditionally guaranteed by Skype Global and certain of our subsidiaries. In addition, our obligations under the Five Year Credit Agreement are secured by pledges of all share capital held by Skype Global and certain of Skype Global’s subsidiaries, and by security interests in substantially all of the tangible and intangible assets of Skype Global and such subsidiaries (with certain exceptions, including deposit accounts, other bank or securities accounts and other assets already subject to security interests).

As of December 31, 2009, we had $682.2 million outstanding under the Five Year Credit Agreement, of which $647.2 million and $35.0 million were classified as non-current and current liabilities, respectively, in our consolidated balance sheet. The amounts outstanding under the Five Year Credit Agreement are presented net of the unamortized original issue discount. The interest rate at December 31, 2009 was 9%. During the period from November 19 through December 31, 2009, we recognized an interest expense of $7.4 million on the Five Year Credit Agreement.

On February 23, 2010, we entered into the First Amendment to the Five Year Credit Agreement (the “Amended Five Year Credit Agreement”) to provide for, among other things, new term loan borrowings of a total U.S. dollar-equivalent face amount of $775.0 million, a new syndicate of lenders and a decrease in the variable interest rate (due primarily to improved credit ratings). Pursuant to the Amended Five Year Credit Agreement, the term loan borrowings are comprised of (1) a tranche denominated in U.S. dollars in an aggregate principal amount of $591.3 million and (2) a tranche denominated in euros in an aggregate principal amount of €135.0 million. The Amended Five Year Credit Agreement is guaranteed by Skype Global and certain of our subsidiaries and secured by the same collateral as the original Five Year Credit Agreement. The Amended Five Year Credit Agreement matures on February 24, 2015.

The variable interest rate is now calculated on the basis of LIBOR for the appropriate currency, subject to a 2% floor, plus 5% or 5.5% for the U.S. dollar and Euro tranches, respectively. The Amended Five Year Credit Agreement requires quarterly interest payments and non-uniform principal repayments on the term loan by us to the lenders through to February 23, 2015. On June 30, 2010, in accordance with the regularly scheduled amortization payment, we repaid $9.5 million of the principal amount of the term loan.

Under our Amended Five Year Credit Agreement, we may be required to prepay our outstanding term loan in a number of circumstances, including if we receive net proceeds arising from the sale or transfer of assets and properties or the incurrence of additional indebtedness. In addition, after the end of each fiscal year, commencing with the fiscal year ending December 31, 2010, we will be required to prepay outstanding term loans with a percentage of our “excess cash flow,” calculated as set forth in our Amended Five Year Credit Agreement, if our leverage ratio exceeds pre-defined levels. If, as of the end of the relevant fiscal year, our leverage ratio is greater than or equal to 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 50% of our excess cash flow. If, as of the end of the fiscal year, our leverage ratio is greater than or equal to 2.25:1 but less than 3:1, we will be required to prepay outstanding term loans in the aggregate amount of 25% of our excess cash flow. If our leverage ratio is less than 2.25:1 as of the end of the fiscal year, we will not be required to prepay outstanding term loans with excess cash flow for that year.

We contributed the additional proceeds from the First Amendment to the repayment of the payment-in-kind loan from eBay (see “—eBay Payment-in-Kind Note” below). Due to the significant amendments to the Five Year Credit Agreement and changes in lenders, $242.5 million of the original $700.0 million face amount term loan was considered to be partially extinguished. As a result, we recognized as a loss of $13.5 million in our consolidated statement of operations for the three months ended March 31, 2010. The original issue discount on the Amended Five Year Credit Agreement of $8.7 million has been recorded as an adjustment to the carrying value of the debt obligation, and the direct financing costs on the Amended Five Year Credit Agreement of $2.3 million, consisting primarily of legal and underwriting fees, have been deferred. The original issue discount and the direct financing costs on the Amended Five Year Credit Agreement are recognized as amortization expense over the term of the loan by applying the effective interest rate method.

The Amended Five Year Credit Agreement contains a number of covenants imposing restrictions on our business, including limitations, among other things, on our ability and the ability of our subsidiaries to:

•	incur additional indebtedness and incur or create liens;

•	consolidate, merge, liquidate or dissolve;

•	make investments, acquisitions, loans or advances;

•	transfer and sell assets;

•	engage in sale and lease back transactions;

•	enter into swap, forward, future or derivative transactions;

•	pay dividends or make other distributions on, redeem or repurchase equity interests, including our ADSs or ordinary shares, or make payments on junior financing; and

•	engage into transactions with affiliates.

In addition, our Amended Five Year Credit Agreement requires us to meet certain financial ratio tests. Under the covenants in the Amended Five Year Credit Agreement, the leverage ratio must be below a specified amount as of a given date, and the interest coverage ratio must be above a specified amount for a given period. The table below summarizes the definition of the ratios and the required levels of the financial ratio tests set forth in the Amended Five Year Credit Agreement for each relevant period.

Financial Ratio	Definition	Required Level	Period
Leverage ratio	Ratio of (i) consolidated total debt(1) to (ii) consolidated EBITDA, as defined, for the four fiscal quarters then ended	Equal to or less than: •5.00 : 1.00 •4.75 : 1.00 •4.50 : 1.00 •4.25 : 1.00 •4.00 : 1.00 •3.50 : 1.00

For periods ending:

•January 1, 2010 to December 31, 2010

•January 1, 2011 to March 31, 2011

•April 1, 2011 to June 30, 2011

•July 1, 2011 to September 30, 2011

•October 1, 2011 to December 31, 2011

•Thereafter

Interest coverage ratio	Ratio of (i) consolidated EBITDA, as defined for the four fiscal quarters then ended to (ii) consolidated cash interest expense for the same periods	Equal to or greater than: •1.85 : 1.00 •2.00 : 1.00 •2.25 : 1.00	For periods ending: •January 1, 2010 to September 30, 2010 •October 1, 2010 to December 31, 2011 •Thereafter

(1)

Total debt under our Amended Five Year Credit Agreement on a given day is defined to be the aggregate principal amount of our indebtedness as of such day, plus the net aggregate losses under foreign exchange hedges relating to the Amended Five Year Credit Agreement as of such day, minus the aggregate amount of our unrestricted cash (as defined in the agreement) as of such day, except that such unrestricted cash shall not exceed 33% of consolidated EBITDA, as defined for the period ending on such date.

As of June 30, 2010, our leverage ratio and interest coverage ratio were 2.4 and 6.7, respectively. See the Five Year Credit Agreement and the Amended Five Year Credit Agreement, each filed as an exhibit to the registration statement of which this prospectus forms part for a complete description of the leverage ratio and interest coverage ratio described above. We have been in compliance with our financial covenant requirements since we incurred this indebtedness.

The breach of any of these restrictions, covenants or prepayment requirements could result in a default under our Amended Five Year Credit Agreement. On occurrence of an event of default, the loans may be accelerated and declared due and payable immediately, and the lenders would be entitled to take possession of and sell the assets we have pledged as collateral and to apply the proceeds from those sales to repay loans and other amounts due under the Amended Five Year Credit Agreement. See “Risk Factors—Risk Related to Our Business—Our credit agreement imposes significant restrictions on our business.”

eBay Payment-in-Kind Note

In connection with the Skype Acquisition, we entered into a payment-in-kind loan agreement with eBay with a face value of $125.0 million. The note accrued interest at 12%, and both principal and interest were to become payable on November 19, 2015. On February 23, 2010, we repaid the entire outstanding payment-in-kind loan plus accrued and unpaid interest of $4.0 million, and the loan is no longer outstanding.

Debt maturity

The following table sets forth the maturities of our outstanding debt as of December 31, 2009 and June 30, 2010:

	As of December 31, 2009	As of June 30, 2010(1)
	(thousands of U.S. dollars)
Fiscal Year:
2010	$35,000	$18,903
2011	70,000	37,805
2012	70,000	37,805
2013	175,000	66,159
2014	350,000	444,213
Thereafter	125,000	141,771

	825,000	746,656
Less: Unamortized original issuance discount	(17,780)	(18,744)

	$807,220	$727,912

(1)

Total debt outstanding as of June 30, 2010 consisted of $583.9 million denominated in U.S. dollars and €133.3 million denominated in euro (equivalent to $162.7 million). Total long-term debt outstanding of $727.9 (including current portion of $37.8 million) million on the consolidated balance sheet as of June 30, 2010 is net of the unamortized portion of the original issuance discount costs of $18.7 million.

Capital Expenditures

As a result of the low infrastructure requirements of our software communications solution, we have been able to invest significantly in our business. As part of our separation from eBay, we are investing substantial amounts in a new SAP ERP system, for internal reporting and other control processes, and a Human Resources system to help us systematically attract, develop and manage our workforce. We are also investing to provide new office infrastructure to support our growth. Overall, our capital expenditures of $11.2 million in the first half of 2010 represented an increase of 113% over the capital expenditures in the same period a year ago, and we expect this investment will result in a stronger and more stable business organization. In 2007, 2008 and 2009, our capital expenditures totaled $5.7 million, $5.0 million and $13.5 million, respectively. Our capital expenditures primarily consisted of IT infrastructure, computer equipment and costs incurred in relation to facilities. For the year ending December 31, 2010, we have budgeted $37 million of capital expenditure.

Commitments and Contingencies

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating interest rates, and other factors may result in actual payments differing from the estimates. Although certain payments occur on a fixed schedule (see “—Indebtedness”), we cannot provide certainty regarding the timing and amounts of all of these payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the table in order to assist in the review of this information within the context of our consolidated financial position and results of operations. The following table summarizes our fixed contractual obligations and commitments (in thousands), as of December 31, 2009:

	Contractual Obligations
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(thousands of U.S. dollars)
Long-term Debt Obligations(1)	825,000	35,000	140,000	525,000	125,000
Operating Lease Obligations(2)	22,953	6,269	7,917	5,634	3,133
Purchase Obligations(3)	5,841	5,841	—	—	—
Interest Obligations(4)	387,721	63,037	115,710	79,737	129,237

Total Contractual Obligations	1,241,515	110,147	263,627	610,371	257,370

(1)

Comprises our Amended Five Year Credit Agreement and the $125 million payment-in-kind note, the latter of which was fully repaid in February 2010. See “—Indebtedness” for more details of our long-term debt obligations. See “—Debt maturity” above for details of our long-term debt obligations as of June 30, 2010. Since June 30, 2010, we have not made any payment to any of our long-term debt obligations.

(2)	We lease office facilities and equipment under various operating leases.
(3)	Non-cancellable outstanding purchase orders.
(4)

These amounts are an estimate of future interest payments due on our long-term debt outstanding as of December 31, 2009. At such time, the Five Year Credit Agreement bore interest at a rate of LIBOR plus 7%, subject to a 2% floor, which was calculated was calculated as 9% as of December 31, 2010. The $125.0 million eBay payment-in-kind note had a fixed 12% interest rate.

Operating lease amounts include minimum rental payments under our non-cancelable operating leases for office facilities, hosting equipment and facilities and limited computer and office equipment that we utilize under lease arrangements. The amounts presented are consistent with contractual terms and are not expected to differ significantly, unless a substantial change in our headcount needs requires us to expand our occupied space or exit an office facility early.

Purchase obligation amounts include minimum purchase commitments for advertising, capital expenditures (computer equipment, software applications and contractor services) and other goods and services that were entered into through our ordinary course of business. These estimates have been developed based upon historical trends, when available, and our anticipated future obligations. Given the significance of such performance requirements within our advertising and other arrangements, actual payments could differ significantly from these estimates.

We are unable to reasonably predict the timing of settlement of liabilities related to unrecognized tax benefits. The table does not include $2.2 million of such non-current liabilities recorded on our consolidated balance sheet as of December 31, 2009.

An agreement was reached in connection with the Joltid Transaction requiring us to commit $10 million to Atomico, a venture capital fund. See “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.” Payments are made into the venture capital fund as capital calls notices are received. As of June 30, 2010, we have contributed $1.7 million towards investments made by the fund and have paid management administration and set-up fees of $0.7 million resulting in a future commitment to pay approximately $7.6 million when additional capital notices are received. We are unable to reasonably predict the timing of future capital calls and therefore the table above does not reflect these commitments.

In the second quarter of 2010, we entered into a cash flow hedge program to hedge our exposure to a portion of our euro-denominated cash flows resulting from euro-denominated revenues earned from our customers. We entered into twelve forward currency contracts with durations ranging from one to twelve months. The average size of the trades was €4.0 million (or $4.8 million) per month.

The consummation of any initial public offering, such as this offering, will trigger payments under management services agreements entered into in connection with the Skype Acquisition in aggregate amount of $             million. See “Certain Relationships and Related Party Transactions—Management Services Agreements.”

Off-Balance Sheet Arrangements

As of June 30, 2010, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Indemnification Provisions

In the ordinary course of business, we have included limited indemnification provisions in certain of our agreements with parties with whom we have commercial relations, including our standard marketing, promotions and application-programming-interface license agreements. Under these contracts, we generally indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with claims by a third party with respect to our domain names, trademarks, logos and other branding elements to the extent that such marks are applicable to our performance under the subject agreement. In a limited number of agreements, we have provided an indemnity for other types of third-party claims, which are indemnities mainly related to various intellectual property rights. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with our indemnification provisions. In addition, we have agreed to indemnify the underwriters of this offering.

Critical Accounting Policies, Judgments and Estimates

General

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

All accounting policies in effect for Skype Global S.à r.l. and described in this prospectus will remain in effect upon completion of the corporate reorganization and will be utilized by Skype S.A.

Legal Contingencies

In connection with certain pending litigation and other claims, we have estimated the range of probable loss and provided for such losses through charges to our consolidated statement of operations. We record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If we determine that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, then we disclose the amount or range of estimated loss if the amount or range of estimated loss is material. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based upon new information and future events. We consult with legal counsel on issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business, however the outcome of litigation is difficult to estimate and such estimates require significant subjective judgments.

From time to time, we are involved in disputes that arise in the ordinary course of business. Some of these legal proceedings are discussed under “Risk Factors” and “Business—Legal Proceedings,” and we intend to defend ourselves vigorously in these proceedings. However, even if successful, our defense against certain actions will be costly and could divert our management’s time. If the plaintiffs were to prevail on certain claims, we might be forced to pay significant damages and licensing fees, modify our business practices or even be prohibited from conducting a significant part of our business. Any such results could materially harm our business and could result in a material adverse impact on our results of operations or financial position or cash flows.

Accounting for Income Taxes

We account for income taxes on a separate returns basis and follow an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

In most tax jurisdictions, our subsidiaries file tax returns as stand-alone entities and the provision for income taxes is completed on a separate return basis.

We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

At June 30, 2010, we had a valuation allowance on certain foreign net operating losses based on our assessment that it is more likely than not that the deferred tax asset will not be realized. To the extent we establish a valuation allowance or change the allowance in a period, we reflect the change with a corresponding increase or decrease in our tax provision in our consolidated statement of operations or against additional paid-in-capital in our consolidated balance sheet to the extent any tax benefits would have otherwise been allocated to equity.

We believe these provisions have adequately provided for our income tax liabilities. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuations of our deferred tax assets or liabilities, or by changes or interpretations in tax laws, regulations or accounting principles. In addition, we are subject to the continuous examination of our income tax returns by various foreign tax authorities in the jurisdictions in which we operate. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

We file annual income tax returns in multiple taxing jurisdictions around the world. A number of years may elapse before an uncertain tax position is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for income taxes reflect the most likely outcome. We adjust these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash.

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement, delivery of products has occurred or services have been rendered, the fees are fixed or determinable and collection is reasonably assured.

We license our Skype software product and provide software updates to our users free of charge. Accordingly, no revenue is derived from the licensing of these software products to users.

We earn revenues primarily from the sale of our premium Internet communications services products. Our SkypeOut product, which generates a majority of our revenue, allows our users to place Internet voice calls from our Skype software application to traditional fixed line or mobile networks. Other premium Internet communications services products include SkypeIn, which allows our users to receive incoming calls to our Skype software application from traditional fixed lines or mobile networks, Skype Access which allows our users to connect to WiFi hotspots through our Skype software application, voicemail and SMS text messaging. These products are collectively referred to as our “communications services.” Our fees for communications services products are primarily charged on a pay-as-you-go or subscription basis.

Our users can purchase prepaid credit which is recorded as deferred revenue and user advances when collected and recognized as net revenue at the time users use the credit. For example, when a user makes a pay-as-you-go call or uses another pay-as-you-go communication product, the cost of the call or other product is charged against the user’s prepaid credit balance and net revenue is recognized at the time of use. In addition, any prepaid calling credit that remains in a user’s account for more than 180 days after the last transaction charged against that account is made inactive. Users may subsequently reactivate their credit for an indefinite period by accessing their account through our website. We recognize revenue on inactive credit by applying the delayed recognition approach, which requires management to estimate the point at which it becomes remote that a user will reactivate their credit. These estimates are derived based on historical Company-specific data analyzing user behavior, including their likelihood of returning to Skype after 180 days of inactivity, and the volume of users that have reclaimed an inactive credit. Prior to January 1, 2010, any prepaid calling credit that remained in a user’s account for more than 180 days after the last transaction charged against that account was forfeited to us by the user and recognized as revenue at that date.

When a customer purchases a subscription to use our other paid-products over a specified period, the amount collected is initially recorded as deferred revenue and customer advances and net revenue is recognized ratably over the subscription period.

Users can purchase certain subscription products that may contain multiple deliverables such as an unlimited Internet calling plan, voicemail, or a discounted online number for a specified period. When these subscription products are bundled, the deliverables are generally available over a commensurate subscription period and revenue is recognized ratably over the period of the subscription. If products are sold separately by the Company, the revenue recognized from these products are determined based on their stand-alone selling price. When a product is not sold separately, the Company establishes its best estimate of the selling price for that deliverable and revenue is allocated to each communication product using the relative selling price method. In accounting for multiple deliverables, management’s judgment is necessary when identifying the nature of deliverables in an arrangement as well as determining each individual deliverable’s selling price and allocating relative selling price to the multiple deliverables. Prior to January 1, 2010, we applied the residual method for allocating revenue to products for which we could not establish objective evidence of fair value. Application of the relative selling price method did not have a material impact on our consolidated financial statements when applied prospectively in 2010.

We enter into a limited number of arrangements whereby the software that enables our products is licensed for a fee to manufacturers or retailers of hardware devices. Under these arrangements, we allocate and defer net revenue for the undelivered elements based on their vendor-specific objective evidence of fair value (which we refer to as “VSOE”). VSOE is the price charged when an element in the arrangement is sold separately. If VSOE does not exist for undelivered elements that are specified products or features, we defer all net revenue until the earlier of the delivery of all elements or the point at which VSOE can be determined for each of the undelivered elements. These amounts are not currently significant to our overall results of operations.

Other net revenue is derived from arrangements that provide for the distribution of third-party offerings during the Skype software download process and royalty arrangements whereby we receive payments for the licensing of the Skype brand and other Skype features to partners. We also have an online store that allows users to purchase hardware products from third party vendors, who pay us a referral fee either when the user clicks through to the vendor’s website or buys a product from the vendor based on a referral from our website. Net revenues earned from referral fees is recognized on a net basis in our statement of operations and is not currently significant to our overall results of operations.

Goodwill and Intangible Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

At June 30, 2010, our goodwill totaled $2.4 billion and our identifiable net intangible assets totaled $712.9 million. We assess the impairment of goodwill annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable. We evaluate impairment of goodwill using a two-step process. The first step involves a comparison of the fair value of the Company with its carrying amount. If the carrying amount of the Company exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill of the Company. If the carrying amount of the goodwill of the Company exceeds the fair value of that goodwill we would recognize an impairment loss in an amount equal to the excess of carrying value over fair value. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill the revision could result in a non-cash impairment charge that could have a material impact on our financial results. This assessment is conducted using the income approach, which requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, our business has a limited financial history and developing revenue model, which makes it difficult to estimate future cash flow and increases the risk of differences between our projected and actual performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value.

We conducted our annual impairment test of goodwill as of August 31, 2009 and as of August 31, 2008 and determined that no adjustment to the carrying value of goodwill was required. In 2007, our annual impairment test of goodwill was conducted as of August 31, 2007 at which time we concluded that the carrying value of goodwill exceeded its fair value and recorded an impairment charge of $1.4 billion during the year ended December 31, 2007.

Share-Based Compensation

During the Predecessor period, our employees were granted equity-based compensation awards under eBay’s equity incentive plans for directors, officers and employees that were comprised of options to purchase eBay’s common stock, restricted stock units settled in eBay’s common stock and non-vested shares of eBay’s common stock. Our employees were also eligible to participate in eBay’s employee stock purchase plan.

The expenses relating to these awards have been reflected in our combined financial statements for the Predecessor period. Stock options granted to our employees under these plans generally vested 25% one year from the date of grant (or 12.5% six months from the date of grant for grants to existing employees) and the remainder vested at a rate of 2.08% per month thereafter, and generally expired seven to ten years from the date of grant. Restricted stock units and non-vested shares granted to our employees under these plans vested on an annual basis over two to four years, were subject to the employees’ continuing service to eBay or its majority-owned subsidiaries (including the Skype Companies at the time) and did not have an expiration date. The expense relating to stock options was determined using the fair value estimated by the Black-Scholes option pricing model on the date of grant and the expense relating to awards of restricted stock units and non-vested shares was determined using the fair value of eBay’s common stock on the date of grant.

The fair value of stock options granted under eBay’s equity initiative plans was calculated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for each respective period:

	Predecessor
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009
Risk-free interest rates	4.5%	2.3%	1.8%
Expected life	3.5 years	3.8 years	3.8 years
Dividend yield	0%	0%	0%
Expected volatility	37%	34%	44.8%

The computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on eBay stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award was based on the U.S. Treasury yield curve in effect at the time of grant.

The stock-based compensation expense for awards under eBay’s equity incentive plans was recognized over their respective vesting period. As of November 19, 2009, all unvested awards were cancelled with the exception of a limited number of awards for which vesting was accelerated. The modifications to these limited number of awards resulted in stock-based compensation expense of $6.5 million during the Predecessor period. Following the Skype Acquisition, there was no unearned stock-based compensation relating to awards granted under the eBay equity incentive plans.

Subsequent to the Skype Acquisition, our board of directors approved the Skype Equity Incentive Plan whereby employees have been granted options to purchase ordinary shares of the Company. Under the Skype Equity Incentive Plan, certain options vest based on the continued employment of participants, referred to as “time-based stock options”, and other options vest based on the achievement of certain performance and market conditions, referred to as “performance-based stock options”. For time-based stock options, we have estimated the grant date fair value method using the Black-Scholes valuation model. For performance-based stock options, we have estimated grant date fair value method using a Monte Carlo simulation model. This method assumes that our stock price will follow geometric Brownian motion and requires complex calculations and subjective assumptions to determine the fair value of an option.

The fair value of stock options granted under the Skype Equity Incentive Plan was calculated on the date of grant using the following weighted-average assumptions:

	Successor
	Period from November 19, 2009 to December 31, 2009	Period from January 1, 2010 to June 30, 2010
Risk-free interest rates	3.1%	3.2%
Time-based stock options expected life	6.3 years	6.2 years
Dividend yield	0.0%	0.0%
Expected volatility	64.0%	65.0%

The inputs required in using the Black-Scholes and Monte Carlo option pricing models include the risk-free interest rate, expected life of time-based stock options, expected dividend yield and expected volatility. These inputs are subjective and require significant judgment to be applied by management.

Due to the absence of trading history on our common stock, the computation of expected volatility was derived by referencing the implied historical volatility of several publicly traded entities that operate in the Internet or technology industries. In selecting companies to calculate implied volatility, we considered revenue, profitability and growth to determine companies that were sufficiently comparable to the Company.

The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve applicable to the expected life of the option at the time of grant. Due to the absence of sufficient historical data on exercise behavior, the computation of expected life for the options was determined after considering a number of factors including lives estimated using the simplified method and review of peer data adjusted for company specific factors.

We have recognized compensation expense on the time-based stock options that are ultimately expected to vest solely based on the continued employment of the participants on a straight-line amortization method over the requisite service period. Accordingly, stock-based compensation has been reduced for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behaviors, trends of actual award forfeitures and other events that will result in forfeiture of awards. The impact of estimated forfeitures for the period from November 19, 2009 to December 31, 2009 and January 1, 2010 to June 30, 2010 has not been material to the charges for share-based compensation.

As the performance-based stock options can vest only upon a liquidity event, certain scenarios were modeled separately based on estimates around the probability and timing of a qualifying liquidity event. Potential stock prices are simulated between the grant date and the potential qualifying liquidity events. The average value across all such simulated paths is the value of the performance-based stock option for a given liquidity event, and the final fair value that has been determined by a probability weighted scenario analysis. This methodology requires management to exercise significant judgment to estimate possible liquidity scenarios that may result in the vesting of performance-based stock options.

We recognize compensation expense when it becomes probable that a performance condition will occur. Since the occurrence of a liquidity event that will trigger the eligibility of vesting for performance-based stock options is outside of the control of the Company or the optionholders, compensation expense related to performance-based stock options will be recognized only when a liquidity event actually occurs based on the number of shares that become eligible for vesting.

We have only operated as a stand-alone company since November 19, 2009 and have granted options under the Skype Equity Incentive Plan from December 17, 2009. As we accumulate additional Skype specific employee behavioral data over time and incorporate market data related to our common stock subsequent to this offering, our estimates of forfeiture rates, stock price volatility and expected life of options may change and materially impact the valuation of awards granted under the Skype Equity Incentive Plan and the stock-based compensation expense that we recognize in future periods.

Pre-IPO Valuation of Common Stock

During the periods from November 19, 2009 through June 30, 2010, we granted options to purchase shares in our common stock prior to this offering with exercise prices as follows:

Grant Date	Time-Based Options Granted	Performance-Based Options Granted	Exercise Price Per Share	Fair Value of Common Stock	Grant Fair Value
			(U.S. dollars)
December 17, 2009	182,669	138,967	$255.52	$233.82	$39,222,042
February 22, 2010	34,520	51,781	255.52	233.82	10,172,980
April 26, 2010	25,683	27,591	255.52	250.75	6,937,433
June 10, 2010	33,343	39,949	255.52	250.75	9,492,716

In setting the exercise price of options, our board of directors used the higher of the consideration exchanged in the Skype Acquisition or the estimated fair value of our stock based upon contemporaneous valuations performed, as discussed below.

We perform a contemporaneous valuation of our ordinary shares at the beginning of each fiscal quarter to assist in the determination of the fair value for options granted during the quarter. Given the absence of an active market for our ordinary shares, we estimated the fair value of our ordinary shares for purposes of determining share-based compensation expense for the periods presented. From December 2009 to February 2010, we estimated the fair value of our common stock by reference to the consideration exchanged in the Skype Acquisition adjusted for the impact of transaction costs. Beginning in April 2010, valuations have been prepared using the market-comparable approach and income approach to estimate the aggregate enterprise value. These valuations were based in part on an analysis of relevant metrics, including the following:

•	the level of operational risk and uncertainty surrounding our stand-alone cost structure;

•	the range of market multiples of comparable companies;

•	our financial position, historical operating results and expected growth in operations;

•	the fact that the option grants involve illiquid securities in a private company; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company given prevailing market conditions.

The market-comparable approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction, as well as prior subject company transactions. Each comparable company was selected based on various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, adequate financial data and an actively traded stock price.

The income approach is a valuation technique that provides an estimation of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows an investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection periods are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of the fair value of the business enterprise.

We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts took into account past experience and future expectations. There is inherent uncertainty in these estimates.

Recent Accounting Pronouncements

In June 2009, the FASB issued new accounting guidance which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity (“VIE”) and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance significantly changes the consolidation rules for VIEs. Affected areas include the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The provisions of this new accounting guidance is effective for interim and annual reporting periods ending after November 15, 2009 and became effective for us beginning in the first quarter of 2010. The application of this accounting guidance did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. We adopted this standard prospectively on January 1, 2010. Under this standard, we allocate revenue in arrangements with multiple deliverables using estimated selling prices if we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. Estimated selling prices are management’s best estimates of the prices that we would charge our customers if we were to sell the standalone elements separately. Application of the relative selling price method did not have a material impact on our consolidated financial statements when applied prospectively in 2010.

In September 2009, the FASB issued new accounting guidance related to certain revenue arrangements that include software elements. Previously, companies that sold tangible products with “more than incidental” software were required to apply the software revenue recognition guidance. This guidance often delayed revenue recognition for the delivery of the tangible product. Under the new guidance, tangible products that have software components that are “essential to the functionality” of the tangible product will be scoped out of the software revenue recognition guidance. The new guidance will include factors to help companies determine what is “essential to the functionality.” Software-enabled products will now be subject to other revenue guidance and will likely follow the guidance for multiple deliverable arrangements issued by the FASB in September 2009. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The adoption of this accounting guidance is not expected to have any significant impact on our consolidated financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after

December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. We do not believe the adoption of this guidance will have a material impact to our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $85.5 million as of June 30, 2010. These amounts are held in current or short-term investment accounts and are held for working capital purposes. Although a decline in interest rates would reduce future interest income, we do not believe this would have a material impact on our financial statements.

As of June 30, 2010, we had $727.9 million outstanding under our Amended Five Year Credit Agreement, as amended, of which $567.5 million is denominated in U.S. dollars and $160.4 million is denominated in euro. The term loan under the Amended Five Year Credit Agreement, as amended, bears a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus 5% or 5.5% for the U.S. dollar and Euro tranches, respectively. The interest rates at June 30, 2010 were 7% and 7.5% for the U.S. dollar and Euro tranches, respectively. If the LIBOR rate increases above 2%, we will incur additional interest expense. A 1.0% increase in interest rates at June 30, 2010 would not have increased the annual interest expense on our Amended Five Year Credit Agreement as a result of the 2% LIBOR floor in effect under the agreement. See “—Indebtedness—Five Year Credit Agreement.”

Foreign Currency Exposures

Our users, customers and vendors are located in countries around the world, and we receive and make payments in a wide range of currencies. Accordingly, changes in currency exchange rates may substantially affect our results of operations and financial condition in ways that are unrelated to our operating performance. As exchange rates may fluctuate significantly between periods, revenues and operating expenses, when translated into U.S. dollars, our reporting currency, may also experience significant fluctuations between periods. If the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions will result in increased net revenues and operating expenses. Conversely, if the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions will result in decreased net revenues and operating expenses. Historically, a majority of our revenues, cost of net revenues and operating expenses have been denominated in U.S. dollars and in euro. In addition, the currency in which we pay call termination charges to deliver our SkypeOut product often differs from the currency in which we generate net revenues. Although we are impacted by the exchange rate movements from a number of currencies relative to the U.S. dollar, our results of operations are particularly impacted by fluctuations in the U.S. dollar-euro exchange rate. For example, as the U.S. dollar strengthens against the euro, our net revenues earned in euro may decrease and our cost of net revenues may remain consistent or increase, causing gross margin to shrink.

In addition, our users are currently able to purchase prepaid Skype credit and maintain these balances in 15 unique currencies. The remeasurement of these foreign denominated user advances into U.S. dollars at the prevailing exchange rate at each balance sheet date results in foreign currency gains or losses depending on the movement in exchange rates between periods. If the U.S. dollar weakens against these foreign denominated currency user advances, the respective liability balances increase, giving rise to foreign currency exchange losses. Conversely, if the U.S. dollar strengthens against user advances held in foreign denominated currencies, the respective liability balances decrease, giving rise to foreign currency exchange gains. We cannot predict the impact that fluctuations in the exchange rate between our functional and reporting currencies will have on the reported amounts in net revenues, cost of net revenues and operating expenses in our Statement of Operations.

A majority of our revenue is earned in Luxembourg, but we allow our users to conduct transactions in a number of currencies. Additionally, the expenses of our foreign operations are typically denominated in the local currency of each relevant country, which is primarily the euro, the British pound and the Estonian Kroon. Our operations are subject to risks typical of international operations, including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors.

Prior to the Skype Acquisition, the risks relating to fluctuations in foreign currency rates and other economic exposures were addressed by eBay at its consolidated group level, and we did not hedge our exposure to foreign currency fluctuations. We only recently implemented a foreign currency hedging program to mitigate a portion of the volatility that we experience from the multitude of currencies in which we operate and a significant amount of our operations remain subject to the normal uncertainties that occur due to changes in foreign currency exchange rates.

Under our hedging program, we utilize foreign exchange forward contracts to mitigate certain portions of the risk of changes in value of euro to our cash flows. We do not enter into derivatives for speculative or trading purposes. As of June 30, 2010, we held foreign currency derivatives with an aggregate notional amount of €48.0 million and a weighted average maturity date of approximately six months. See Note 9 to our condensed consolidated financial statements as of June 30, 2010 included elsewhere in this prospectus for further information on our derivatives and risk management strategies. All cash flows resulting from our derivative contracts are expected to occur within twelve months.

We are impacted by the exchange rate movements of a number of currencies relative to the U.S. dollar. A hypothetical uniform 20% strengthening, which we believe to be reasonably possible between periods based on recent fluctuations in exchange rates, in the value of the U.S. dollar relative to foreign currency denominated monetary assets and liabilities would have resulted in an adverse impact on income before income taxes of approximately $28.7 million and $52.0 million at December 31, 2009 and June 30, 2010, respectively. There are inherent limitations in the sensitivity analysis presented, due primarily to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

BUSINESS

Company Overview

Skype is a global technology leader that enables real-time communications over the Internet. Our software-based communications platform offers high-quality, easy-to-use tools for consumers and businesses to communicate and collaborate globally through voice, video and text conversations. During the first half of 2010, our users made 95 billion minutes of voice and video calls using Skype. TeleGeography Research in its 2009 report estimates us to be the leading global provider for international communications in 2009, accounting for approximately 12% of the world’s international long-distance calling minutes, up from 8% in 2008. In the first half of 2010, video calls accounted for approximately 40% of all Skype-to-Skype minutes, and our users sent over 84 million SMS text messages through Skype.

Skype has grown rapidly to achieve significant global scale since we were founded in 2003. From June 30, 2009 to June 30, 2010, we grew our registered users from 397 million to 560 million. From the three months ended June 30, 2009 to the three months ended June 30, 2010, we grew our average monthly connected users from 91 million to 124 million and our average monthly paying users from 6.6 million to 8.1 million. See “Selected Financial Data—Key Metrics” for definitions of these metrics and their limitations. Although we have achieved significant global scale and user growth to date, the penetration of our connected and paying users is low relative to our market opportunity. It is our goal to continue to grow both our connected and paying users as Internet access proliferates globally and our penetration increases.

We believe the scale, global distribution and growth of our user base provide us with powerful network effects, whereby Skype becomes more valuable as more people use it, thereby creating an incentive for existing users to encourage new users to join. We believe that these network effects help us to attract new users and provide significant competitive advantages, such as strengthening our brand and enabling us to benefit from “viral” marketing, which provides us with a cost advantage by keeping our user acquisition costs low. In addition, our scale and network effects encourage other companies to form strategic relationships with Skype, creating more value for our users and increasing user engagement. For example, we have recently announced strategic relationships with leading mobile operators such as Verizon Wireless in the United States and with television manufacturers (LG, Panasonic and Samsung) that embed Skype software in their applications and devices. Strategic relationships like these help us make Skype present in more communications devices, which increases the accessibility and usage of Skype by our large and growing user base.

We believe our highly scalable peer-to-peer software architecture gives us a significant cost advantage compared to conventional communications networks because it utilizes our users’ existing Internet connections and does not require us to build or maintain a physical communications network. As a result, we can add new users and provide them with a wide range of communications tools at minimal incremental cost to us, allowing us to offer many of our products for free. We believe our low cost and highly scalable peer-to-peer software architecture positions us to grow in new regions faster and address opportunities more quickly than many other competitive offerings.

In the first six months of 2010, we generated $406.2 million of net revenues and our Adjusted EBITDA was $115.8 million. While Skype-to-Skype voice, video and text conversations are free, our primary source of revenue, to date, has been from the purchase of credit (on a pay-as-you-go or subscription basis) for our SkypeOut product, which provides low-priced calling to landlines and mobile devices. Going forward, we plan to continue growing and diversifying our sources of revenue in four specific areas. First, we believe that there is a significant opportunity to grow our user base. Second, we believe that we can generate more communications revenue from our users by improving awareness and adoption of our paid products and introducing premium products such as group video calling. Third, we will continue to develop new monetization models for our large connected user base. We currently generate a small portion of our net revenues through marketing services (such as advertising) and licensing, which we expect will grow as a percentage of our net revenues over time. Fourth, we will broaden our user base to include more business users. For example, we have recently released and will continue to develop and market Skype for Business products that aim to capitalize on demand from Skype for small, medium and large businesses.

We also believe that Skype technology can provide significant humanitarian benefit. For example, after the Haiti earthquake in January 2010, when landline and cell phone coverage were lost, Skype donated $2 of Skype Credit (equivalent to over one hour’s calling to the United States or other global rate countries) to every registered Skype user in Haiti to allow them to contact friends and relatives abroad on any fixed or mobile network for free. Skype was also used extensively by reporters in the aftermath of the earthquake to help alert the United States and other nations to the scale of the disaster and the urgent need for help.

Recent Developments

In November 2009, we were acquired from eBay by an investor group, led by Silver Lake and including the Canada Pension Plan Investment Board (CPPIB) and Andreessen Horowitz. In connection with the Skype Acquisition, eBay received a significant ownership stake in the Company, and Joltid also made an equity investment in the Company. We believe that our investor group includes a unique combination of investors and operators with specific domain expertise and skill sets, including Silver Lake, a leading large-scale global technology investor with extensive operating experience; CPPIB, an institutional investor with deep sector expertise, and Andreessen Horowitz, an Internet-focused venture capital specialist, together with the Internet experience of eBay and the Skype-specific and consumer-facing Internet knowledge of Skype’s founders.

Since the Skype Acquisition, we have continued to pursue our mission to be the worldwide communications platform of choice and have made significant improvements in our business. In particular, we have made significant investments in people and infrastructure, and we have continued to increase our user base, revenues and Adjusted EBITDA while adding new products and partnerships and further strengthening our capital structure.

Examples of our recent progress include:

Acquisition of Intellectual Property

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In November 2009, we acquired from Joltid the intellectual property rights to technology that facilitates communications in the peer-to-peer network of Skype users. We acquired this technology as part of a settlement that we and eBay reached with Joltid regarding our use of this peer-to-peer communication technology, in which all outstanding litigation between the parties was resolved. Joltid also made an investment of $80 million in us. We refer to these matters collectively as the “Joltid Transaction.”

Increased Investment

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People. We recruited several new executives to strengthen our senior management team, including, among others, a new Chief Financial Officer, Chief Marketing Officer, Chief Legal Officer and a new Head of Skype for Business, and grew our number of employees and contractors from 640 as of June 30, 2009 to 839 as of June 30, 2010.

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Infrastructure. We have budgeted to invest approximately $37 million in capital expenditures in 2010, a substantial increase from $13.5 million in 2009. We are investing large amounts in a new SAP ERP system, for internal reporting and other control processes, and in Human Resources systems to help us systematically attract, develop and manage our workforce. We are also investing to provide new office infrastructure across multiple geographies to support our growth.

Sustained Growth

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Users, net revenues and Adjusted EBITDA. We have significantly increased both our free and paying users, growing our average monthly connected users by 36% and average monthly paying users by 23% from the three months ended June 30, 2009 to the three months ended June 30, 2010. Net revenues increased by 25.1% from $324.8 million in the first six months of 2009 to $406.2 million in the first six months of 2010 and Adjusted EBITDA increased by 53.9% from $75.2 million in the first six months of 2009 to $115.8 million in the first six months of 2010.

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Strategic relationships. We have launched several important commercial strategic relationships, including one with Verizon Wireless in the mobile market in the United States and others in the consumer electronics market, such as arrangements with LG, Panasonic and Samsung to embed Skype in certain HD televisions. More broadly, in July 2010, we released SkypeKit, a software development tool designed to meet demand from independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices.

•	Products. We have released a significant number of new products, including:

•	Mobile. We have released Skype products on multiple platforms including iOS (iPhone), Blackberry, Linux, Android and Symbian.

•	Premium products. We have launched our group video calling product in a trial “beta” version of our Skype 5.0 for Windows client and announced that it will be available as a premium product.

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Marketing services, including advertising. We have launched products that allow businesses to market their products or services selectively to our user base, including Click & Call, which enables users to initiate a Skype call from a website to participating businesses.

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Skype for Business. We have launched our Skype for Business product offerings: Skype Manager, which allows businesses to manage Skype accounts for their employees, and Skype Connect, which allows businesses to connect their private telephone branch exchange (PBX) over the Internet to Skype’s peer-to-peer user network to achieve low-cost calling.

Capital Structure

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Financing. We raised $825 million face amount of debt to help finance the Skype Acquisition, consisting of $700 million face amount of senior debt and a payment-in-kind loan of $125 million from eBay. We refinanced our debt in February 2010. As part of this refinancing, we reduced our total debt and significantly lowered our cost of debt by increasing our senior debt to a U.S. dollar equivalent $775 million face amount while repaying the eBay payment-in-kind note in full. We also have a $30 million revolving credit facility.

Industry Overview

The large and growing global market for communications and collaboration solutions is being transformed by the Internet. Historically, calls could only be made by sending signals over a traditional copper wire telephone network from telephone to telephone. Today, single and multi-party voice, video and text communications can be transmitted from and to numerous devices over the Internet. Furthermore, as the Internet transforms the ways that people communicate, new markets and business models are being developed, including social networking, advertising, social gaming and virtual goods. We believe that our large and engaged user base, combined with our easy-to-use, high-quality platform, position us well to compete in these markets over time as they evolve.

According to industry sources, the worldwide telecommunications services market, which includes traditional fixed voice, mobile voice, Internet-based voice (known as voice-over-Internet protocol (VoIP)), broadband and other fixed data and mobile data, was $1.5 trillion in 2009. The segments of this market where we currently compete are large and growing, including the markets for IP-based voice and video services, voice and video conferencing, SMS text messaging and unified collaboration. For example, according to industry sources, the size of the IP-based voice services market, in which we participate, was $41 billion in 2009 and grew at a 34% compound annual growth rate from 2006 to 2009.

We believe that underlying market forces increasingly challenge the ways that communications have traditionally been provided and offer opportunities for innovative and disruptive solutions such as ours to help accelerate the transformation of the global communications industry. These market forces include:

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Growing desire to communicate and collaborate globally. The global communications infrastructure and increasingly interwoven economic and educational systems have contributed to the globalization of business and society and are driving a significant increase in domestic and international communications. People are becoming more mobile and travel more frequently for either work or pleasure. These trends create a desire to communicate with friends, families and business associates across long distances. In many cases, they want to see, as well as hear, the person or people with whom they are communicating and collaborating.

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Increasing penetration of wired and mobile Internet. As wired and mobile access has become more readily available, communications tools have been developed to take advantage of the greater availability of bandwidth, and more people have gained access to those tools. Users have become more accustomed to a growing variety of applications delivered through the Internet. As Internet penetration continues to increase globally, more people will become exposed to emerging communicating tools.

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Expansion and diversification of the ways people communicate. Voice is now only one piece of the overall communications solution. Improving technology and decreasing costs have helped drive demand for video-based communications. Technological innovations and the emergence of global data networks have also led to rapid expansion in the ways people communicate, including not only video calling but also instant messaging, SMS text messaging, micro-blogging, social networking and rich data collaboration. Furthermore, people are increasingly demanding the ability to communicate with groups in addition to one-to-one communications.

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Proliferation of Internet-connected devices. Improvements in technology and the increasing penetration and speed of both wired and mobile broadband Internet connections have contributed to a convergence of computer functionality and network connectivity in an expanding range of consumer electronic devices, including traditional computing devices such as PCs, laptops, tablets, smartphones, MP3 players and video game consoles, as well as other consumer products, including televisions and cameras. These products increasingly include or support media components, such as microphones, speakers and cameras, which enable two-way voice and video communications.

These market forces have provided the opportunity for easy-to-use, low-cost communications tools that are not restricted by traditional communications limitations (such as a specific geography or region), bound by hardware or purpose-built networks, or limited to single, non-integrated modes of communication, and that can link groups as well as individuals.

Our Platform

We have developed an innovative software-based communications platform that offers a simple and convenient way for our users to stay in touch virtually anywhere in the world. Skype users can have free voice, video and text conversations with other Skype users, or can call anyone with a landline or mobile phone number at a low cost. We believe that our platform is well-positioned to capitalize on the market forces that are transforming the global communications industry:

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We facilitate global communication and collaboration. Our software platform is currently available in 29 languages, and we have an extremely broad reach in countries throughout the world. Our users can communicate globally by voice, video or text with their friends, family or co-workers.

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We leverage existing fixed and wireless Internet infrastructure. Our software platform only requires an Internet-connected device to connect instantly with our global network of 124 million average monthly connected users (for the three months ended June 30, 2010) for free, or with mobile and landlines around the world at a low price. As fixed and wireless broadband infrastructure continues to grow and penetrate new geographies, our potential market expands at minimal incremental cost to us.

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We offer numerous communication tools and ways to communicate and collaborate. In addition to voice and video calling, our software platform also offers a variety of communication and collaboration methods, such as instant messaging, paid SMS messaging, screen sharing and file transferring. Features are seamlessly tied together on the Skype platform, allowing our users to switch easily between various ways of communicating and collaborating. As well as one-to-one communications, users can communicate with groups using Skype through group instant messages and voice or video group calls.

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Skype is available on diverse Internet-connected devices. Because Skype is software-based, users can access their Skype account and enjoy our software platform’s functionality from virtually any Internet-connected device. Skype is currently available, either pre-installed or through user download, on desktops and laptops, as well as selected mobile phones, netbooks, tablets, televisions and video game consoles.

Our Competitive Strengths

We believe our solution and business model distinguish us from alternative providers and bring us a number of differentiated competitive strengths:

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Large, growing and diverse global user base. Our user base is large and continues to grow rapidly and is geographically and demographically diverse. For example, from the three months ended June 30, 2009 to the three months ended June 30, 2010, our connected user base grew by 36% to 124 million average monthly connected users. Our software has broad global appeal and is actively used by people across gender, age and income groups, helping everyone from business executives to grandparents to schoolchildren stay connected.

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Strong network effects. We and our users benefit from network effects. Skype becomes more valuable as more people use Skype, thereby creating an incentive for existing users to encourage new users to join. As more users join and become accessible for Skype communications, users’ engagement levels increase. With a larger user base and increased user engagement, we are well positioned to attract commercial partnerships, as we have done successfully with mobile network operators, desktop and laptop computer manufacturers and leading global TV manufacturers. New features and partnerships in turn broaden Skype’s usefulness, attracting more users. This results in viral marketing and lower marketing expense for Skype.

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Strong communications brand. Despite low levels of marketing spending by us to date, we believe that Skype is among the most recognized brands in Internet communications, appealing to a broad range of people across diverse demographic groups and geographies. Based on a Skype-commissioned survey in the fourth quarter of 2009 in selected countries, our average brand awareness among respondents in these countries was approximately 71%. We believe our high brand awareness results in strong consumer interest and loyalty and provides us with an opportunity to educate potential new users about the value of our software platform.

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Low cost and highly scalable peer-to-peer architecture. The peer-to-peer architecture created by our software platform connects our users by utilizing their existing network and computing resources. This provides us with a significant cost advantage because we are not required to build or maintain a physical communications network, such as a wire or fiber optic network or cellular infrastructure. As a result, we can add new users and provide them with a wide range of products at minimal incremental cost to us, allowing us to offer many of our products for free. We believe our low-cost and highly scalable peer-to-peer software architecture positions us to grow in new regions and address opportunities more quickly than many other competitive offerings.

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High-quality, multi-feature voice and video product suite. We offer a wide range of tools for our users to communicate and collaborate, including voice and video calling, instant messaging, screen sharing and file transferring. For example, we recently introduced group video calling in a trial “beta” version of our Skype 5.0 for Windows client, which allows our users to communicate with up to five other users in a simultaneous video conversation. During the first half of 2010, approximately 40% of our Skype-to-Skype minutes were video calls, which we believe demonstrates the high quality and utility of our video products. We believe our users value the breadth of our product offering and believe this is evidenced by the significant overlap in feature usage between Skype-to-Skype voice and video calling, SkypeOut, SMS texts and instant messaging. We believe that the quality of our communication tools is essential to the Skype user experience, and we have invested heavily to ensure that our products are of high quality. For example, we offer wideband audio in many versions of our Skype software client, which we believe offers a much more natural communications experience than the traditional telephone network.

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Payment infrastructure. Because of our size and experience, we have the ability to collect small payments in many countries around the world. We currently accept payments in 15 currencies. We are able to accept multiple forms of payment, including PayPal, credit cards, debit cards, by paying cash for a voucher and by transferring bank funds. Because users prepay for Skype Credit and subscriptions and we debit a pay-as-you-go user’s Skype account as charges are incurred, we are able to process charges in small increments without incurring additional transaction fees associated with credit and debit card payment processing. Additionally, we have substantial experience addressing fraudulent payment activity. We have developed sophisticated anti-fraud practices and systems that couple algorithmic automatic detection with manual scanning; PayPal and BiBit, our primary payment processers, are certified as compliant with the Payment Card Industry Data Security Standards.

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Software platform that is device and network agnostic. Unlike some competitive offerings, our platform is software-based and is available across multiple devices and networks. Our software runs on virtually all major computer and mobile operating systems and on multiple hardware platforms, including televisions and mobile phones, and across Internet and mobile telecommunications networks. We believe that the recent launch of SkypeKit in July 2010 will allow further adoption into more devices by enabling independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices. Because the Skype platform is software-based, we can launch regular upgrades quickly and cost-effectively. Our users simply download our latest software upgrades and enjoy new features without the cost and time required to upgrade hardware.

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Attractive financial structure. We believe that our business benefits from an attractive financial structure. For example, our cash flow and working capital are enhanced by the fact that users of our paid communications services products, including SkypeOut, pay us in advance of their use of our products; and the growing popularity of our subscription-based products provides us with higher predictability regarding our future revenues. We believe our business is also characterized by low operating and capital expenditures as a result of the strong network effects that help us grow our user base, our strong communications brand, which we have built despite low levels of marketing spending, and the low-cost peer-to-peer architecture that does not require us to build or maintain a network, each as described further above. Furthermore, we have relatively low cash tax expense, expressed as a percentage of our income or loss before income taxes. This financial structure provides us the opportunity to invest cash generated from our operating activities in the continued development of innovative products and technologies with the objective of further improving and diversifying our portfolio of products.

Our Users

We believe that the growth and loyalty of our user base validate our competitive strengths. Our registered, connected and paying users have grown over time, which we believe is primarily attributable to the network effects of our users, our strong global brand and our differentiated technology and product offering. For a description of how we calculate each of our metrics, see “Selected Financial Data—Key Metrics.” The chart below highlights the growth in our users since 2007:

(1)

Our registered user metric is difficult for us to verify and is subject to a degree of overstatement. For more information, see “Risk Factors—The number of our registered users overstates the number of unique individuals who register to use our products.” Our registered user number includes users who registered through their MySpace account and excludes users that have registered on Skype through our investment to address the Chinese market, Tel-Online Limited. For more information, see “Selected Financial Data—Key Metrics.”

(2)

Our connected and paying user metrics are subject to uncertainties and inaccuracies and may be overstated or understated. For more information, see “Risk Factors—Our connected users metric is subject to uncertainties and may overstate the number of users who actively use our products” and “—Our paying user and communications services billing minutes metrics are subject to a degree of inaccuracy due to fraudulent transactions and our method of calculating these metrics.” Our average monthly connected and paying user numbers include users who registered through their MySpace account and exclude users that have connected to Skype through our investment to address the Chinese market, Tel-Online Limited. For more information, see “Selected Financial Data—Key Metrics.”

Since 2008, our connected users have increased rapidly due to the increasing popularity of our free products, including video calling, which represented approximately 40% of all Skype-to-Skype minutes for the first half of 2010. We view the growth in our connected user base as an opportunity to convert more of these connected users into paying users in the future, as discussed further below under “—Our Strategy.”

Our paying users exhibit strong long-term loyalty as well as stable spending patterns over time, as the chart below demonstrates. It shows monthly pay-as-you-go billings on a constant currency basis for the months of December 2006, 2007, 2008 and 2009 broken down by the year our users first registered with Skype and helps illustrate the billing consistency of paying users over time. For example, pay-as-you-go billings for users who first registered with Skype before 2008 were substantially the same in December 2009 as they were in December 2008.

(1)	Pay-as-you-go billings represent the product of the number of communications services billing minutes and the stated pay-as-you-go rate per minute during the relevant period. Billings in foreign currencies are translated at a constant rate in the periods presented for the purpose of assessing customer loyalty.

Our subscription packages further promote customer loyalty. Our subscription packages have substantially grown in popularity. For the three months ended June 30, 2010, 2.0 million of our paying users were signed up to subscription packages compared to 1.4 million for the three months ended June 30, 2009.

We believe our users are very engaged and use our products for a variety of communication activities including voice calls, video calls, paid SMSs, instant messaging and collaboration. Given the high-quality and cost-effective platform that we offer, our users typically utilize our products for long periods of time. We believe this high user engagement reflects not only the price advantage of Skype but also the fact that users tend to communicate using Skype for some of their most important relationships (with family, close friends and business associates). The engagement levels of our users have increased over time. Below is a comparison of usage patterns of our product between 2008 and 2009:

	2008	2009	2008 to 2009 % change
Average total voice and video minutes per connected user per month(1)(2)	86 minutes	107 minutes	24.3%
Average total communications services billing minutes per paying user per month	112 minutes	131 minutes	16.3%
Skype-to-Skype voice and video minutes in the year(2)	65.5 billion minutes	113.0 billion minutes	72.6%
Communications services billing minutes in the year	6.9 billion minutes	10.7 billion minutes	54.0%
Number of paid SMS text messages in the year	85 million SMS	126 million SMS	48.3%
Percentage of Skype-to-Skype calls lasting 10 minutes or longer in December	48%	52%	—

(1)	Total voice and video minutes comprise total Skype-to-Skype minutes and total communications services billing minutes.
(2)	Total Skype-to-Skype minutes include minutes connected through our Chinese investment, Tel-Online Limited.

Skype appeals to a geographically and demographically diverse range of users. People use Skype in a variety of different ways, from friends or relatives calling each other in different cities or countries, to grandparents video-calling their grandchildren, to teachers conducting classes remotely, to students text messaging each other or to business associates transferring files or screen-sharing. Our appeal is global, and our users correspondingly vary in age, gender and professional background. For example, for the three months ended June 30, 2010, connected users registered in the United States represented approximately 16% of our global average monthly connected users, while no other single country represented more than 7% of our average monthly connected users. The table below shows the United States and each region of the world measured by the number of average monthly connected users and average monthly paying users for the three months ended June 30, 2010, and the percentage of our total connected or paying users, respectively, in that country or region.

	United States	Other Americas	Europe, Middle East and Africa (EMEA)	Asia Pacific	Total
Number of connected users (in millions)	20	13	71	20	124
% of total Skype connected users	16%	10%	58%	16%	100%
Number of paying users (in millions)	1.9	1.1	3.6	1.5	8.1
% of total Skype paying users	24%	14%	44%	18%	100%

Additionally, a Skype-commissioned third-party survey of Skype users in the United States over the age of 15 during the month of July 2009 showed the following characteristics, illustrating a broad distribution between gender and age groups, as compared to the general population of the United States as shown in the most recent U.S. census bureau data of 2002:

	Age Range					Total
	16-24 Years	25-34 Years	35-44 Years	45-54 Years	55+ Years
Skype users:
Male	9%	14%	8%	8%	8%	46%
Female	12%	18%	7%	9%	9%	54%
Total	20%	32%	15%	16%	17%	100%
U.S. population:
Male	9%	9%	9%	9%	14%	49%
Female	8%	8%	9%	9%	17%	51%
Total	17%	17%	17%	18%	31%	100%

The same Skype-commissioned third-party survey of U.S. users during the month of July 2009 showed the following income demographic characteristics, highlighting a more affluent income distribution compared to that of the general population of the United States as shown in the most recent U.S. census bureau data of 2002:

	Annual Income Range
	< $10,000	$10,000- 24,999	$25,000- 49,999	$50,000- 99,999	> $100,000
Skype users:	6%	10%	27%	40%	17%
U.S. population:	29%	24%	25%	16%	6%

In addition to our consumer users, we believe there is significant demand for our Skype for Business product offerings. For example, based on an internal research survey of over 40,000 users conducted in the first quarter of 2010, approximately 37% of the respondents reported that they used our products for some business or business-related purposes. We believe that the business user market represents a significant growth opportunity for Skype. We currently offer two products targeted specifically at the business market, Skype Connect and Skype Manager. As of June 30, 2010, we have over 2,400 active users of Skype Connect and 161,000 businesses operating Skype Manager. We have found that these products appeal to large, small and medium-sized businesses.

Our Strategy

Our mission is to be the communications platform of choice for consumers and businesses around the world. We aim to continue to grow our scale of users, while also raising our usage levels by becoming increasingly integral to our users’ lives. We believe we have a significant opportunity to grow our users, revenue and profitability by increasing the penetration of our user base, expanding their use of our free and paid products, and by developing new products and monetization models as the industry continues to evolve.

We have grown rapidly since our inception in 2003, and it is our goal to continue to grow our users, revenue and profitability. Anyone with an Internet connection and connected device can use our software. Our connected and paying users remain at relatively low levels of penetration, and moreover our addressable market continues to expand as broadband access becomes more available around the world. The table below illustrates our average monthly connected users for the three months ended June 30, 2010 relative to the total number of Internet users and our average monthly paying users for the same period relative to the total number of connected users by region, as well as relative historical growth rates of Internet users, our average monthly connected users and our average monthly paying users:

	United States	Other Americas	EMEA	Asia Pacific	Total
Total Internet Users (2009)(1) (in millions)	219	181	445	643	1,488
Number of Skype connected users (in millions)	20	13	71	20	124
% of region’s Internet users	9%	7%	16%	3%	8%
Number of Skype paying users (in millions)	1.9	1.1	3.6	1.5	8.1
% of region’s Skype connected users	9%	9%	5%	8%	7%
Annualized Growth in Internet users, 2007-09(2)	5%	7%	8%	12%	9%
Annualized Growth in average monthly Skype connected users, from the three months ended December 31, 2007 to three months ended December 31, 2009	67%	42%	40%	33%	42%
Annualized Growth in average monthly Skype paying users, from the three months ended December 31, 2007 to three months ended December 31, 2009	34%	28%	23%	24%	26%

(1)	Based on estimated Internet users for 2009, according to Strategy Analytics
(2)	Strategy Analytics, July 2010

Our strategy has four key components:

1.	Continue to grow our connected and paying user base. In the three months ended June 30, 2010, we had 124 million average monthly connected users and 8.1 million average monthly paying users. In addition to maintaining our successful track record of creating compelling products which engage and delight our current user base and continue to attract new users, we will pursue a number of initiatives to enhance the growth of our user base and to increase the portion of our users who use paid services. Specifically, we plan to:

•

Develop new marketing initiatives. We believe Skype’s low cost “viral marketing” model remains a highly effective and low cost method of attracting new users to the network of Skype users. Going forward, we aim to supplement our viral marketing strategy with other targeted initiatives, particularly focused on increasing paid usage by our users, such as user emails, in-product marketing (that is, the discrete use of a small banner within our Skype software client to market particular Skype products to our users) and our website, Skype.com, where users come to register, download our software or pay for their Skype Credit.

•

Leverage strategic relationships. We believe we can increase our user base further by offering our Skype software client pre-installed on numerous devices, including PCs, laptops, smartphones and televisions, through our existing and new relationships with partners. Skype’s software client is currently available for virtually all PC and Mac computers, iPhone, Android, Blackberry and Nokia smartphones and devices such as televisions and the Sony PlayStation Portable. We have recently introduced SkypeKit, which enables hardware and software makers to independently add Skype functionality to their devices and applications.

2.	Increase usage of our free and paid products and extend our relationship with our users. Our mission is to be the communications platform of choice for our users. We believe our users typically begin using Skype primarily for personal communications among a close community of family and friends. As our users continue to use Skype more often, they begin to recognize the full benefits of using our products and many migrate to using Skype as their preferred communications tool across a variety of connected devices, at home, at work and on the move. We seek to capitalize on this migration path and to grow usage of our free and paid products through the following initiatives:

•

Improve our suite of free products. When Skype was founded in 2003, our mission was to provide high quality free calling for our users. Over time, we have developed a range of paid products. However, we remain committed to our origins of providing an easy-to-use, high-quality free experience to our users, many of whom begin their relationship with Skype through our free products and then migrate to our paid products over time. Going forward, we aim to continue to improve and broaden our free products, as well as increasing the range of devices through which our users can access our free products. We believe that these developments will continue to increase our users’ engagement levels with Skype and their usage of both our free and paid products.

•

Add new features and paid products. New features have the potential to increase usage. Specifically, since we introduced video calling in 2005, average call length has increased significantly. For example, in December 2005, 38% of calls were 10 minutes or longer whereas in June 2010, 52% of calls were 10 minutes or longer. Video calling accounted for approximately 40% of our total Skype-to-Skype minutes in the first half of 2010. We will continue to add more engaging features to increase our functionality such as group video calling. We currently do not generate revenue directly from video calling. Over time, we intend to introduce and charge for certain new products that will be available on a premium basis, including group video calling.

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Become ubiquitous on connected devices. Our software now runs on virtually all major computer and mobile operating systems, on multiple hardware platforms, including televisions and mobile phones, and across Internet and mobile telecommunications networks. We intend to continue to release versions of our software to increase the accessibility of Skype to our users on more devices, which we believe will increase their usage.

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Increase awareness of paid products and make it easier for users to pay. We will continue to market to our existing connected users to make them more aware of Skype’s paid products. We are working to facilitate the purchase of Skype Credit and subscriptions in markets where credit and debit cards are not yet commonplace and to explore new payment methods such as the use of mobile phone and other accounts to purchase Skype Credit.

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Promote subscriptions. We believe that subscription pricing encourages more use than pay-per-minute pricing by eliminating the marginal cost to the customer of a call. We will seek to increase the number of our users who purchase subscriptions, thus encouraging them to use Skype more often and explore our full suite of communications services.

3.	Develop new monetization models, including advertising. Our users made over 152 billion minutes of Skype-to-Skype calls in the twelve months ended June 30, 2010. We believe this represents a meaningful opportunity to increase our revenue from alternative monetization models, including advertising, gaming and virtual gifts. For example, we are exploring ways to increase our advertising revenue through launching a premium display advertising product, and we intend to grow our Click & Call and global directory advertising businesses as well.

4.	Broaden our user base to include more business users. We believe the business communications market represents a large opportunity for Skype. Approximately 37% of over 40,000 of our connected users surveyed in the first quarter of 2010 told us that they use our product platform occasionally or often for business-related purposes. We believe there is a significant opportunity to better serve the communications needs of the small and medium enterprise segment, as well as larger enterprise customers, by focusing on user needs in this market and developing additional products specifically tailored to business users. We plan to address this opportunity through the following initiatives:

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Introduce new business-focused products. We have released two products to better serve and grow revenue in the enterprise market: Skype Manager, which allows businesses to create Skype accounts, purchase our paid products and manage and pay for the use of Skype products by their employees, and Skype Connect, which allows businesses to connect their private telephone branch exchange (PBX) over the Internet to Skype’s peer-to-peer user network to achieve low-cost calling. Skype Connect already has over 2,400 active global customers, and has already been certified by Avaya, Cisco, SIPfoundry and ShoreTel, among others, as interoperable with their products.

•

Build a new sales force, support team and management tools. We are investing to develop our business features and functionality and are exploring options such as adding more robust technical support, video and data conferencing, and collaboration solutions. We are also growing our business sales team to be able to focus on selling these products in the business market.

Skype has always been an innovator. In just seven years, we have evolved from a startup providing a VoIP solution via PCs to a global software platform providing a high-quality and low-cost integrated voice, video and text communications platform to 124 million connected users around the world across multiple platforms and devices (for the three months ended June 30, 2010). We have come a long way, but to achieve our mission to be the communications platform of choice we must continue to innovate to “win the habit” among our existing users and continue to attract new users, capitalize on our nascent business user base and develop additional revenue streams to monetize our vast user scale.

Our Products

Our main product category is communications services. Our communications services products provide users with the ability to communicate with one another via their desktops, laptops, mobile phones, televisions or other Internet-connected devices. We also offer marketing and other services that allow businesses to leverage our large and active user base to market their products, as well as our product licensing activity. Communications services have historically formed the vast majority of our revenues, and we have recently launched several new marketing and other services products. While marketing and other services currently account for only a small portion of our revenues, we believe they offer us significant future growth opportunities.

Communications Services

The table below shows our existing communications services offerings and their current cost and payment format on Skype. While some products within each of these categories are designed to appeal to consumer users and others are targeted at business users, the majority of our products are designed to be used by both of these communities.

Cost / Payment Format
Offering Category	Product	Free	Subscription	Pay-As-You-Go
Voice	Skype-to-Skype	✓
	SkypeOut		✓	✓
	SkypeIn		✓
	Call forwarding		✓	✓
	Multi-party conferencing	✓	✓	✓
	Skype-to-Go		✓	✓
Video	Video calls	✓
	Group video calling(1)	✓	✓
Messaging	Instant messaging	✓
	SMS Text messaging			✓
	Voicemail		✓
Collaboration	Screen sharing	✓
	Multi-party chat	✓
	File transfer	✓
Presence	Online presence	✓
	Mood	✓
Directory	Registered user directory	✓
Access	SkypeAccess			✓

(1)

Group video calling is free today and available for download from www.skype.com in a “beta” version of our Windows client version 5.0, but we plan to charge a subscription fee for this service when it is released later in 2010. The information on our website is not incorporated by reference into this prospectus.

Payment Formats

For the three months ended June 30, 2010, we had 8.1 million average monthly paying users, who paid for our products through one or both of the following formats:

•

Pay-As-You-Go (“PAYG”) Credit. Users can purchase “Skype Credit” which is credited to the user’s account where it can be used to fund SkypeOut minutes, SMS texts, Skype Access or used to pay for other PAYG products. When using PAYG for SkypeOut calling, users are charged a small connection fee and a per-minute usage fee. During the three months ended June 30, 2010, 82% of our paying users used PAYG credits.

•

Subscription. Our subscriptions provide customers access to our paid products on an unlimited basis (subject to specified fair usage policies) for a specified period of time. These subscriptions are available for a variety of products on a monthly, quarterly, yearly or 24-month basis. Our subscription prices vary by product as well as by destination and the number of countries covered under the plan. Since their introduction, the percentage of our paying users with subscription packages has increased substantially. During the three months ended June 30, 2010, 24% of paying users were signed up to subscription packages compared to 10% during the three months ended June 30, 2007.

Some users choose a subscription product and supplement their Skype usage with the pay-as-you-go payment method.

Product Description

Voice

Skype-to-Skype	Allows Skype users to call other Skype users over the Internet for free. Users can call other users on a one-to-one or group basis (see multi-party conferencing).

SkypeOut	Allows Skype customers to call landline and mobile numbers at prices that we believe are significantly lower than those offered by many incumbent telecommunication providers. When a user wishes to make a SkypeOut call, he or she enters the telephone number into the Skype software client, and the software client then routes the call as far as possible through the Internet before Skype’s carrier partner routes and connects, or “terminates,” the call (or has the call terminated on its behalf by a local carrier) to a landline or mobile number.

SkypeIn	Allows a customer to subscribe for a number made available by one of Skype’s carrier partners. The number is assigned to a user, who can then receive calls from either a landline or mobile phone into their Internet-connected Skype software client. This product is currently available in 25 countries.

Call Forwarding	Allows customers to forward incoming Skype calls to one or more landlines or mobile phones in almost any country. Call forwarding is charged on the same basis as SkypeOut minutes made by the user and are drawn from either pay-as-you-go credit or from a subscription as appropriate.

Multi-party Conferencing	Allows customers to make Skype-to-Skype calls to groups of up to 24 other Skype users for free, and to make SkypeOut paid calls to groups of up to 24 landline and mobile telephones.

Skype-to-Go	Allows customers to access their Skype account while away from their computer or Internet-enabled device, using a landline or mobile phone primarily to make low cost international SkypeOut calls to mobile and landline destinations by dialing a local telephone number and responding to an interactive menu. This offering is currently available in 18 countries.

Video

Video Calls	Allows users to make free one-to-one video calls to another Skype user. Skype introduced high-definition video capability on certain versions of the Skype software clients in January 2010.

Group Video Calling	Allows customers to hold a video conference with up to five other Skype users. This group video calling capability is currently available in Skype version 5.0 of our Windows client, which is currently in a free trial “beta” phase and is scheduled to be officially launched in late 2010. We intend to introduce this product on a paid basis, where the host conference participant must be a paying user of the products.

Messaging

Instant Messaging	Allows a Skype user to send an instant message to another Skype user over the Internet.

SMS Text Messaging	Allows customers to send SMS text messages directly from their Skype account to a mobile phone. This service is charged on a per use basis dependent on the destination.

Voicemail	Customers can set up voicemail with a personalized greeting and can be alerted by SMS text message or email of the receipt of a new voicemail. Customers can also convert voicemails to an SMS text message for a small fee. Voicemail is available on a subscription basis.

Collaboration

Screen Sharing	Skype users participating in calls over the Internet can share their desktop or laptop screen with another participant while continuing to be able to hear each other speaking.

Multi-party Chat	Users can engage in multi-party instant messaging and exchange text messages over the Internet simultaneously with multiple Skype users.

File Transfer	Users can transfer large or small files of a variety of formats (for example, documents, videos and photos) to individuals or user-defined groups.

Presence

Online Presence	Allows users to communicate at their discretion their availability, facilitating instant messaging and voice and video calling.

Mood	Allows users to leave commentary for their connections indicating their interests, thoughts, location, travel plans or other information. Users can customize their “mood message” with a picture or short video.

Directory

Registered User Directory	Allows users to search for their contacts on Skype using their Skype username, email address or other appropriate demographic information.

Access

Skype Access	Identifies available compatible WiFi networks offered by third parties within range and then allows the customer to connect with one click on a pay-as-you-go basis. This product allows customers to pay only for connectivity they use rather than buying “day passes.”

Skype for Business

We currently offer two products targeted specifically at the business market, Skype Manager and Skype Connect. We believe that the trend towards distributed workforces is creating increased pressure on businesses to invest in new types of communication tools. Our objective is to meet the unique requirements of today’s distributed workforce and virtual offices by providing a rich set of communications tools that enable businesses to collaborate and compete in the global marketplace. Skype’s voice and video communication tools can reduce costs for businesses while providing operational efficiencies by connecting an increasingly mobile workforce with one another through Skype audio, video and messaging services, as well as facilitating better communication with customers and partners.

Skype’s current product portfolio for businesses consists of:

Skype Manager	Allows businesses to create Skype accounts, subscribe and pay for products and manage the usage of Skype products by their employees. Skype Manager allows administrators and IT professionals within a business to add users, share contact information and provision employees with Skype offerings, products (for example, SkypeIn and voicemail) and Skype Credit (including both pay-as-you go and subscriptions).

Skype Connect

Allows businesses to connect and use their private telephone branch exchange (PBX) over the Internet to make and/or receive Skype calls. Businesses can make SkypeOut calls from standard business telephone systems and they can also enable their existing telephone systems to receive inbound calls from their regular phones via SkypeIn. Businesses can also receive calls from Skype end points to their PBX, through Click & Call.

Skype Connect customers are charged on a subscription or pay as you go basis for SkypeOut calls made, plus a subscription fee based on the number of concurrent calls in or out of the PBX.

Our business product portfolio is designed to appeal to different types of enterprise users, with different IT and communication requirements and priorities. Many businesses already have PBXs installed and may be slow to migrate to communications through their computers and other endpoints. Skype Connect is highly relevant for these businesses, as it allows them to retain their current PBX infrastructure, while also enjoying cost benefits from utilizing Skype and facilitating communication with Skype-connected users. Other businesses prioritize adopting new technology and value a greater degree of management and control. Skype Manager responds to this need by allowing businesses to manage all of their accounts. In both cases, the products have been designed to overcome some of the common obstacles that businesses might have before moving to a new communications model.

Marketing and Other Services

Skype has a portfolio of marketing and other services product offerings that are designed to allow businesses to market their products or services to our user base. Our marketing and other services offerings include:

Click & Call Advertising With Skype (Click & Call)

Automatically inserts “buttons” into websites as users view them, enabling users to initiate a Skype call from a website to any phone number using Skype. A premium listings option is available for businesses, similar to a 1-800 number; this provides for greater prominence and allows businesses to offer free calls to Skype customers on a pay-per-click basis.

This product was launched in early 2010 and as of June 30, 2010 approximately 50,000 businesses had signed up for Click & Call.

Sponsored Downloads	We partner with third parties to bundle their products with our software downloads, so that a user has the option to download the third-party product while installing Skype. We are paid a fee for each successful download of the third party’s products.

Product Licensing	We earn revenues from licensing arrangements with third parties, who typically pay us a one-time or recurring per-device or per-user licensing fee for allowing them to include Skype in devices they manufacture or sell.

Skype-Compatible Hardware	We promote Skype-compatible phones and select accessories, such as headsets and webcams, through our website. We refer users to third-party vendors of these products, who pay us a referral fee when a user either clicks through to the third party’s website or buys the third party’s product based on our referral. We have a “Skype Certified” mark that we award to hardware solutions that we believe comply with our testing and quality criteria.

In addition, in July 2010, we introduced SkypeKit, which is a software development tool that enables independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices. See “—Product Development and Research.”

Competition

Competition in the communications industry is varied and evolving. Our competitors include a variety of communication service and product providers, including Internet, software and telecommunications companies. Historically, we have been able to compete well against these companies as evidenced by our growth in users over time and rapid increases in market share of international calling minutes from 5% in 2006 to 12% in 2009 according to TeleGeography Research. During this time, both established, well-capitalized telecommunications companies and start-up Internet companies have introduced products that aim to compete directly with our products. Our average monthly connected user base grew by 163% over the three year period from the three months ended December 31, 2006 to the three months ended December 31, 2009.

While we compete with some of the products and services of some of these companies, Skype is viewed as a strong partner given our position in the industry. We have already developed strategic relationships with many Internet and telecommunications providers, including Verizon Wireless and Hutchison Whampoa’s 3 network, and we believe that the opportunity remains to form additional such relationships going forward. We believe that our software platform provides additional functionality that can help to overcome the limitations to which some of their offerings may be subject.

Internet and software companies. We compete with divisions of large Internet and software companies, including Google, Microsoft, Apple and Yahoo!, which offer a selection of instant messaging, voice and video communications products to their users. We compete with these companies principally on the basis of quality of voice and video communications, geographic reach, scale of user base and cost. We believe that elements of Internet and software companies’ business models may lack critical elements to achieving widespread acceptance, including:

•

Lack of focus on voice and video communications. We believe that other Internet companies do not prioritize their voice and video communications solutions to the extent that we do. As a result, we believe their brands may not be associated by consumers with communications and their product development and sales and marketing departments may be less focused on developing and selling their communications products than on their primary products and services.

•

Lack of scale in community of voice and video communication users. Although some Internet companies have very large user bases, we believe their users are typically attracted by features other than voice communications. As a result, we believe their solutions are not currently being actively adopted by the large number of users needed to create the network effects that we benefit from.

•

Limitations on voice/video quality and ease of use. We believe voice and video quality and ease of use are among the critical drivers of the adoption and usage of a communications product. We believe the voice and video communications solutions of Internet companies are generally “add-ons” to their other products. We believe that, as a result, these add-on applications are generally less intuitive and more difficult to use than Skype’s products.

Telecommunications companies and hardware-based VoIP providers. Although we are not a replacement for traditional telephone services, we compete with certain products and services offered by regulated telecommunications companies that provide landline, cable or wireless telecommunications products. We also compete with certain products and services offered by hardware-based VoIP telecommunications providers that, unlike Skype’s software-based architecture, sell dedicated hardware allowing customers to place calls over the Internet, and that have recently begun to challenge incumbent telecommunication companies with respect to certain products in their regional markets. We compete with these companies principally on the basis of cost, geography and product functionality. We believe telecommunications and hardware-based VoIP providers’ offerings have the following principal limitations:

•

Higher-cost products. Traditional telecommunications companies are typically required to make significant capital investments, due to the costs of operating and maintaining a purpose-built landline or wireless network. In addition, almost all of these networks require proprietary, specific phone equipment. While hardware-based VoIP companies do not have their own networks, they do incur substantial hardware costs to manufacture or procure key components of their products. Both these classes of companies are also subject to significant regulatory and compliance obligations in virtually every jurisdiction in which they operate. Many of these costs may be transferred to the customer in various forms, such as high monthly fees, connection charges, installation charges and usage charges, and may include long-term contracts with expensive termination fees.

•

Higher customer acquisition cost. Customer acquisition costs for telecommunications companies and hardware-based VoIP providers may be higher because their services require installation or dedicated hardware and because these companies engage in more paid marketing efforts. Customers of these providers may not directly benefit from having more users utilize the providers’ services, which limits the potential for network effects and viral marketing.

•

Regional services with limited geographic reach. Because telecommunications companies and hardware-based VoIP providers are generally based in a specific geographic area, consumers may face additional costs, such as long distance or roaming charges, when calling a number or using a mobile phone outside that area. In addition, even solutions that are designed for mobility, such as mobile phones, may not operate in different geographies because of incompatibility with local networks.

•

Single mode of communication. Many of these telecommunications companies and hardware-based VoIP providers offer voice calling services only and do not address the need for a unified communications and collaboration solutions, including video conferencing.

Going forward, as we enhance our communications platform, we may enter new markets and face competition from new companies. For example, our business products may compete over time with companies that provide telecom services and collaboration solutions to small, medium and large enterprises. While we do not believe we compete directly today with these companies, as we develop and build out our business offering, we believe Skype could evolve to directly compete with small and medium-sized business services providers. Many vendors in this market have a broad set of products and offer features we do not offer, such as email. In addition, many vendors in the small and medium-sized business market have recognized brands in the business marketplace and incumbent status, including, in certain cases, long-term customer contracts, which may make it difficult for us to compete with them.

Despite the limitations and challenges faced by our competitors, the communications industry is highly competitive, which presents risk for our business. For example, the leading Internet and software companies have very large networks of users, strong brands and significant resources. Some of these competitors charge less than we do, and most have also historically offered free calling between their users. In addition, new Internet product and software companies may choose to enter our market and integrate these products with their existing products. We may also face a disadvantage because we do not currently offer email, a product that is offered by many of our competitors, including Internet companies, and telecommunication providers. Many of our competitors also have significant resources and strong retail presences. The telephone companies have historically dominated their regional markets due to their incumbent status and ability to offer features that we do not provide, such as emergency calling services and “bundled” services. We also compete with certain products offered by cable and satellite broadcast companies. All of these companies have the ability to offer bundled services to their large existing customer bases. For example, they can provide Internet access, television and landline or wireless voice communication at a price that is lower than if the customer purchased those services separately. In addition, our business relies on the Internet connectivity provided by some of our competitors in order to function. See “Risk Factors—Our industry is intensely competitive and if we do not compete successfully, we could lose market share, experience reduced revenues or suffer losses.”

Marketing

As one of the largest global communication platforms with a well-known brand, we have benefitted from significant user growth through “viral” marketing, by which we mean high levels of word-of-mouth and free media coverage for our products that is driven by, and drives, the size of our global network of users. We believe that a significant number of our users have registered for our products based on positive word-of-mouth recommendations from other users. Based on third-party surveys, our relative user satisfaction is high and has been improving; we believe user satisfaction for our paying users is even higher. These network effects have allowed us to rapidly grow our user base without the same level of marketing and customer acquisition expense incurred by many of our competitors. For the three months ended June 30, 2009 to the three months ended June 30, 2010, our average monthly connected users increased by 33 million and our average monthly paying users increased by 1.5 million. For the three months ended June 30, 2010, our sales and marketing expense was less than 18% of our net revenues. We believe that this viral marketing strategy is sustainable going forward, and will allow us to continue to grow our user base with low marketing expense.

Our global reputation as a leading communications brand has enabled us to generate significant public relations benefit. Since July 2009, there have been over 10,000 press articles worldwide mentioning Skype, the majority of which mentioned Skype functionality.

Given the effectiveness and, we believe, self-reinforcing nature of the network effects created by our large user base, we have, to date, engaged in relatively low levels of paid marketing activities. We have historically invested in limited search engine marketing and display advertisements on third-party sites across the Internet in order to increase awareness of our products among Internet users, locate new high-value users and seed new communities of users. We have also used selective and cost effective promotions to further promote our brand and increase our user base. Historically, our promotional efforts included offering free SkypeOut minutes for fixed periods of time and on certain holidays, such as Mother’s Day, so that users could use our products on a trial basis. We also recently offered promotions during the weeks around the time of the 2010 FIFA World Cup, where we offered free SkypeOut minutes for calls to landlines and, in some cases, mobile phones in countries that qualified for the World Cup.

While we do not currently advertise on television, we have received extensive coverage through our usage by television networks. Skype has a high utility to broadcasters, which can use Skype as a low-cost and high-quality way to conduct remote interviews or report direct from particular locations. Consequently, we have entered into contracts with many major U.S. networks (including NBC, CNN and ESPN) and launched a self-service website to support media organizations using Skype. Between January and April 2010, we had over 1,500 integrations in news and other programming, including a variety of shows featuring an interview component, such as The View. In addition, our strong brand recognition has allowed Skype to be featured in a variety of top-rated primetime dramas, such as “CSI” and “Law and Order.” By featuring Skype being used in “practical” settings, we are able both to further promote our brand and encourage new users to sign up try our products. Our strategic relationship, including Verizon and Panasonic, have featured Skype products in their television commercials.

Additionally, we have been increasing our marketing efforts to educate our connected users on our paid products and focusing on converting our connected users into paying users. We use three main channels of direct communication to market to our existing users: customer emails, in-product marketing (that is, the use of a small banner within our client to market particular Skype products to our users) and our website, Skype.com, where users come to register, download our software or charge their credit. Going forward, we believe that Skype Home, which is planned for launch in late 2010, will enable more advanced targeting and customer relationship management among our existing user base.

Our Technology

The core elements of the technology underlying our business are our multi-platform software clients, our peer-to-peer software architecture, and our voice and video call quality solution. Our multi-platform software allows us to seamlessly integrate across multiple devices and networks, allowing users to install and operate Skype easily on many different devices, such as PCs, laptops, netbooks, tablets smartphones, televisions and video game systems. Our peer-to-peer software architecture is designed to facilitate network capacity growth with demand and, as additional fixed-line nodes join, they bring additional resources to the peer-to-peer network and improve its overall scale. Lastly, we rely on proprietary technologies, such as high-performance audio processing algorithms and versatile audio and video CODECs, to provide our users with the high-quality communication experience that is core to our offerings.

Skype utilizes the Internet to transmit voice and video communications, rather than using a traditional wireline public switched telephone network. Voice over Internet Protocol is a method for taking analog audio signals, like the kind you hear when you talk on the phone, and converting them into digital data that can be broken down into “packets” and transmitted over the Internet.

Our software client is available for download or installation onto PCs, mobile devices, consumer electronic devices and business telecom platforms. Unlike products of certain of our competitors, our software client is cross-platform (including Windows, MacOS, Apple IOS, Symbian, iPhone, Maemo, Google Android and LINUX). Our software clients are also “backwards compatible,” allowing them to interoperate with older versions of Skype.

We launched the Windows version of our software client in 2003 and our first Apple client, for the Mac, in 2005. We share common technology such as our audio and video solution and our network transport across our platforms, and, unlike some of our competitors, this approach has meant that our customers are able to communicate easily with customers using other platforms. For example, our users on Windows and Mac platforms are able to make voice or video calls to each other or to engage in instant messaging or file sharing with each other. As we have added new platforms, including iOS 4 (Apple iPhone) and Symbian (mobile phones), Skype Connect and SkypeKit consumer electronics integrations, our technology approach has enabled our users to create a single, global network across which they communicate with each other regardless of device. Since the introduction of the iPhone version of our software client in April 2009, it has been downloaded over 18 million times.

Because Skype is a software application, we can launch regular upgrades through user downloads that introduce new features, make improvements and correct software errors or “bugs” without requiring a hardware upgrade. Our software upgrade cycle periodically includes major new version releases and upgrades. To date, we have been successful in preserving backwards compatibility across these major releases, allowing users of new and older versions to continue to communicate seamlessly with each other and avoiding the disruptions often involved in software upgrades. Our more recent releases have also included automatic upgrade capabilities that we believe over time will allow us to introduce new features and functions more frequently and provide us with additional flexibility as we evolve our technology.

Voice and Video Call Quality Solution

•	We believe that audio and video quality is core to the Skype experience. We have an engineering development team focused on innovation and improvement in our audio and video quality.

Key elements of our technology include:

•

Audio preprocessing. Audio input quality varies widely among consumer microphones and sound processing systems. To address this highly variable environment, we have developed and deployed high-performance proprietary algorithms that allow the Skype client to configure itself automatically to optimize audio performance. Skype’s software client includes features such as automatic gain control, noise reduction and echo cancellation, which are more often provided by custom hardware in the audio conferencing and video conferencing arena. These algorithms, for example, allow Skype users to make a call “hands free” from a laptop or desktop computer without the need for the headsets often required by other solutions.

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Audio coding. In addition to supporting industry standard COder-DECoder (codec) technology, Skype has developed a multi-bandwidth super wideband codec called SILK, which Skype is currently seeking to establish as an industry standard. SILK can operate in wide, mid and narrow band modes and can adapt between these modes in operation to enable Skype to adapt to varying network conditions. SILK provides high performance while requiring relatively low bandwidth. We believe SILK is the first codec specifically designed to be an Internet codec for embedded software applications. Skype-commissioned third party tests have confirmed a performance advantage for SILK, as measured by sound quality, resistance to packet loss (which degrades sound quality) and bandwidth efficiency, when compared to other common audio codecs, such as the open source SPEEX codec used in many Internet applications, and the AMR-WideBand codec standardized by the Third Generation Partnership Project, or 3GPP, a mobile industry consortium. We have incorporated SILK into our Windows and Mac versions of our software client, as well as our more recent consumer electronics and mobile versions of our software client such as the iPhone where we recently announced wideband calling over 3G networks.

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Quality feedback loop. We monitor both the performance of communications within the Skype community as a whole and call quality specifically, which helps us to identify and resolve problems in a timely manner. The Skype software client is configured to monitor and provide us with data concerning overall performance and call quality. In particular, Skype nodes gather this data and transmit aggregated and anonymous data to our servers, which allows us to adjust signal processing algorithms, user interfaces and device configurations to optimize voice and video call quality.

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Device configuration. We have developed automatic device detection and configuration software that manages any issues associated with the setup of our software and user hardware. As a software client, Skype is able to interact directly with the device (PC, Mac, mobile or other consumer electronic device) and as such has a greater degree of access to the device and network than many web-based and other applications. This differentiation allows Skype to detect and configure connected devices and assess where alternate options are available (for example, speakers, microphone, webcam and network interface). Skype can monitor and process data from these devices (for example, by detecting changing network performance) and use this information to enhance voice and video experiences.

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Video. Our internally developed core video software component for Internet-based video communications is integrated with the proprietary On2 VP7 video codec and can interoperate with the industry standard H.264 codecs frequently used in consumer electronics devices. In addition, by partnering with webcam original equipment manufacturers (OEMs), we supported the introduction of early consumer webcams providing near broadcast quality video resolution (i.e., VGA 640X480) and have introduced video systems that provide full HD quality resolution (for example, 720P resolution). Our adaptive bandwidth management capabilities allow Skype video to adjust in accordance with available network bandwidth.

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Integration. Skype’s audio-video coding integrates with Skype’s network stack, which allows the Skype software client to prioritize dynamically among voice, video and data (instant messaging, file transfer and screen share) in order to enhance user experience, while also adaptively adjusting each of these streams to second-by-second variations in the quality of the network connection and available processing resources on the user’s computing device. This is critical in providing a high-quality (particularly video) experience (regardless of codec) on shared corporate, domestic and public networks.

Network Transport

Skype has invested substantially in network transport and traversal technologies, with proprietary technology (as well as its own implementations of standards) which provide for increased reliability and stability of voice and video connections, improved user experience, ease of connection for users on different networks and user security and privacy. These technologies include:

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Network transport. The Internet was not originally designed to carry voice and video communication and as a result, packet loss and “jitter” can occur and can severely degrade communications quality when data packets used to transmit digital communications data are lost or delayed in transmission. Skype’s proprietary transport technology, bandwidth management, packet loss and jitter concealment algorithms are designed to help improve reliability and conversation quality even when network performance is impaired, for example, as a result of network congestion, poor wireless performance or interference.

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Network traversal. The Internet comprises a large number of interconnected networks owned and operated by different organizations such as telecommunications providers, Internet service providers and public bodies. Establishing a high-quality communications link between two or more Internet users requires that data transitions smoothly from one of these networks to another and requires that it passes through firewalls and similar obstacles. We refer to this requirement as “network traversal.” We have significant experience providing end-to-end connectivity even when endpoints are situated behind firewalls and network address translation (NAT) devices. Even as the percentage of endpoints that do not have publicly routable IP addresses is increasing (due to the proliferation of home routers with NAT), we believe that our ability to make high-quality end-to-end connections between peer nodes is increasing as a result of engineering research coupled with network monitoring. In addition, as carriers and network operators have come under pressure from increasing demand for bandwidth, certain operators have determined to take technical measures to prioritize or de-prioritize certain traffic on their networks. Our network traversal technology includes techniques that we believe may mitigate against attempts to limit availability of bandwidth to Skype users and improve the experience for many of our users when compared with some of our competitors.

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Multi-path network traffic delivery. More recently, in video, Skype has been developing and deploying a new “mesh” technology, which is aimed at enabling Skype nodes to negotiate connections across multiple network paths simultaneously. By establishing multiple paths across the peer-to-peer network, we believe the various versions of our Skype software client will be able to better adapt to changing network conditions and to redirect traffic, maintaining voice and video quality, in the event of network degradation. We believe that this technology will be particularly important in differentiating Skype’s group video calling technology from other competitive solutions in our marketplace.

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Network security. The Skype software client uses industry standard encryption to provide protection to our users. Communications between Skype users over the peer-to-peer network, whether voice, video, instant messaging or file transfer, are end-to-end encrypted using AES (Advanced Encryption Standard), which we believe is the strongest commercially available encryption technology. In the case of our minority investment to address the Chinese market, where Tom Online is our strategic partner, privacy and protection of data is subject to local law requirements. See “Risk Factors—User concerns about our use and protection of personal data and the privacy of their communication and data protection breaches could harm our brand and our business.”

Peer-to-Peer Architecture

Skype’s media streams (and the data communications necessary to locate, connect and communicate between Skype software clients) are made across a peer-to-peer network established between Skype software clients. This technology allows Skype to operate at significant scale and to manage the integrity of a network that at peak times can include approximately 23 million concurrent users, each of which is considered a “node” in the network. In this peer-to-peer model, peers can be both suppliers and consumers of resources, in contrast to the traditional client-server or web model where only servers supply and clients consume.

This peer-to-peer architecture means that in order to participate in the network, a Skype software client need only locate and identify another node. In order to communicate (for example, make a voice or video call), the peer-to-peer network is used to locate and identify the recipient’s client and a peer-to-peer connection is made directly (or with the assistance of another peer) to that computer. No Skype servers or central exchanges are required to make this connection. This is a contrast to server-based architecture, where adequate server capacity and connectivity must be available and the relevant software client must connect to the server and be connected with another client in order to complete a call. The graphic below illustrates the fundamental difference between a peer-to-peer architecture and a centralized server-based architecture.

As a result of utilizing existing Internet infrastructure and self-regulating network technology, Skype does not require its own physical network to make and route calls. When users launch our software client on a network-connected device, their device becomes a peer node on the peer-to-peer network. Their device then automatically connects to the computers of other Skype users who are also connected to the network. In some cases, such as with many mobile phones, a device does not have the resources (such as CPU, memory and network) necessary to participate as a full peer node. In these cases, those devices connect via an installed application “thin client” over a proprietary protocol to Skype-hosted nodes that make up a gateway to other peer to peer Skype nodes. Certain nodes may also become connection relays to support calls between users who would otherwise be unable to communicate. In addition to connection relays, connections between users depend on certain users’ computers functioning as “super-nodes” that maintain information regarding the location of other nodes. Our software client designates connection relays and super-nodes on a dynamic basis based on the computing resources of a user’s device. All calls sent via the peer-to-peer network are encrypted from end to end to help ensure that they are secure.

As new user nodes are added to the peer-to-peer network, the total capacity of the peer-to-peer network also increases. This is not true of traditional client-server architectures, which are often bound to fixed ratios, such as a specific number of users, or “clients,” for each server, which is not the case with a peer-to-peer architecture. As a result, in traditional architectures, adding more clients generally means having to add server capacity or suffering service degradation or outages, which is not the case with peer-to-peer architecture. Other advantages inherent in peer-to-peer architecture compared to traditional client-server architecture include:

•	relatively low capital and operating costs and limited central infrastructure;

•	less likely to experience network bandwidth bottlenecks; and

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large number of nodes limits the impact of any single node failing, which helps improve reliability. Unlike server-based architecture, which is reliant on the continuing operation of its servers, the peer-to-peer architecture will typically continue to function even if there is a single or several points of failure.

Despite the advantages of the peer-to-peer architecture, there are certain secondary functionalities that may be better met by the use of servers. Certain of these functionalities are particularly suited to our Skype for Business users, for example, the ability to track calls among an enterprise’s users and the ability to store information while particular clients are not connected to the peer-to-peer network.

Product Development and Research

Skype is constantly investing both to improve and broaden its products and services. Product development expenses amounted to 5.7% of net revenues in the pro-forma year ended December 31, 2009. Our product development has a global footprint: we have centers of expertise in Tallinn, Estonia (peer-to-peer), Stockholm (for AV), and California (server and partner integration). We also have a small additional product development facility in Prague.

As both our user base and the number of connected devices we are available on have grown, we have been able to rapidly scale our product development output and deliver an increasing range of products. For example, we have released Skype products on multiple new mobile platforms including iOS (iPhone), Symbian, LINUX, Blackberry and Android devices.

We are continuing to invest in product development. In particular, we are focusing our development resource in four areas: the continued improvement in our audio-visual quality; the ongoing development of server-based functions to supplement and complement the peer-to-peer network; the development of Skype Home, which integrates web functionality into our client; and the continued development of Skype platforms for other connected devices, particularly mobile.

First, we continue to invest in our voice and video technology to ensure that our voice and video calling products continue to offer a high quality experience for our users. Recent innovations include the introduction or mid- and wideband calling on mobile phones and over 3G networks and the introduction of high-definition (720p resolution) video calling from desktop and television clients.

Second, we are investing to develop Skype software clients. We have designed our next generation Skype Home product, which will integrate more web functionality into our software clients. This capability will allow us to potentially integrate a range of rich features including display advertising and online gaming, to be accessed and dynamically updated in the Skype software client. Skype is exploring ways to leverage the new Skype Home platform to launch new advertising and other indirect products.

Third, we supplement the peer-to-peer architecture that enables Internet communications between Skype users with our own servers to deliver some aspects of our products, such as downloads of the Skype software client by users, user log-in, storage and access of user contact lists, payments and subscription management, “friend finders” and contact importers and call quality monitoring to the publicly switched telephone network. Going forward, we are continuing to invest in our server network to ensure that we can supplement and complement the peer-to-peer network with additional server-based capacity, where appropriate, to ensure that our users’ experience is optimized and they are able to access our full range of communication tools from any end device.

Fourth, we have invested heavily to support our strategy of integrating Skype functionality in communication devices used by people every day, particularly in mobile. Following the success of our iPhone application, which has achieved more than 18 million downloads to date, we are currently focused on delivering applications for other major mobile platforms and, in addition to the launch of our 3G enabled iPhone application in May 2010, we have launched nine other mobile clients to date in 2010.

In addition to the Skype product development efforts described above, where possible we also seek to drive greater penetration and adoption without incurring significant additional development costs and resources by encouraging independent third-party manufacturers to develop products that embed Skype. In July 2010, we introduced SkypeKit which is a software development tool that enables independent software developers and consumer electronics manufacturers to incorporate Skype functionality within their own applications and devices. We have offered SkypeKit for free and it is compatible with Linux, Windows and Mac operating systems.

Following the Skype Acquisition, a 15 person “Skype Labs” research group was founded to focus on applied research. Skype Labs aims to provide innovative, research backed innovation to support our strategic objectives. In its first six months, Skype Labs has focused on call quality, audio fidelity and research to support the extension of Skype’s platform to new mobile and consumer electronics devices. The achievements of this small team have included a new and patent-applied for method for fairness rate control better suited to real time communications than the standard Internet protocol TCP approach. The team has also delivered an artificial “bandwidth extension” technique which seeks to reduce listener fatigue when participating in hands-free calls. This approach has been in pilot use for some users of version 4.2 of the Windows client.

Intellectual Property

In November 2009, in connection with the Joltid Transaction, we acquired ownership of software and related intellectual property rights, which we refer to as the “Global Index.” Global Index is software and related technology that is used, together with other technologies, to facilitate communication in a peer-to-peer network. In particular, we acquired from Joltid (a) ownership of Joltid’s intellectual property rights in the Global Index software provided to Skype, subject to the license-back to Joltid of certain rights described below, and (b) co-ownership with Joltid of patents covering database systems that are distributed across multiple computers for enhanced data storage and retrieval, which is a technology that we use in connection with the peer-to-peer architecture enabled by our software. We have the exclusive right to use and enforce these patents in the areas of (i) telephony and/or video communications between end users, and (ii) file transfer functionality, instant messaging and e-mail, when used as an ancillary service or application to telephony and/or video communications between end users, in each case, regardless of the form or method of communication or access thereto. We granted to Joltid a non-exclusive, perpetual, royalty-free license to use, distribute, sublicense and otherwise exploit, solely outside these areas, the Global Index software that we acquired from Joltid. For more information on the Joltid Transaction, see “Certain Relationships and Related Party Transactions—Acquisition-Related Matters—The Joltid Transaction.”

As a software company, we regard the protection of our intellectual property rights, including patents trademarks, service marks, copyrights, domain names, trade dress and trade secrets, as critical to our success. We seek to protect our intellectual property rights by relying on national, supranational, state and common law rights, as well as a variety of administrative procedures. We also rely on contractual restrictions to protect our intellectual property rights. Our practice is to enter into confidentiality and invention assignment agreements with our employees and contractors. In addition, our agreements with third parties include appropriate clauses protecting our intellectual property rights and may include confidentiality agreements to limit access to, and disclosure of, our proprietary information. We pursue the registration of our intellectual property rights, such as domain names, patents, trademarks, design rights and service marks, in the European Union, the United States and in various other countries. The expansion of our business has caused us to protect our intellectual property rights in an increasing number of jurisdictions, which can be expensive and can result in litigation. Certain third parties have registered domain names that contain the Skype trademark without our consent, and we aim to recover those domain names in an efficient and practical manner where appropriate. In addition, the Skype name and other product names are currently the subject of trademark opposition proceedings in several countries. See “Risk Factors—We are subject to proceedings that may jeopardize our ability to protect the Skype brand.”

If we are unable to protect our intellectual property rights, or prevent third parties from infringing upon them, it may have a material adverse effect on our business. See “Risk Factors—We may be unable to protect and enforce our own intellectual property rights adequately.” In addition, we license technology for certain elements and other components of our products from third parties, including the VP7 video compression/decompression technology, which we have licensed from On2 (which has subsequently been acquired by Google). The VP7 video compression/decompression technology is used to provide high video quality. There can be no assurance that disputes will not arise as to the scope of a relevant license or the terms of our use of a particular technology or that the licensed technology or other technology that we may seek to license in the future will continue to be available on commercially reasonable terms, if at all. See “Risk Factors—Certain of our technology is licensed from third parties.”

Regulation

Application of Regulations to Our Business

The Internet and the ability to communicate over the Internet are relatively recent technological advancements. As a result, it is not always clear how existing laws governing issues such as electronic communications generally, copyrights, trademarks and other intellectual property issues, software distribution and import/export controls, taxation, data retention, privacy, consumer protection, and law enforcement and national security requirements apply to the Internet and Internet communications. Many laws and regulations were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the specific issues associated with the Internet and related technologies. Laws that do reference the Internet are being interpreted by the courts and regulatory agencies, but their applicability and scope remain largely uncertain and are subject to statutory or interpretive change.

The increasing growth and popularity of Internet communications, and growth in the adoption and use of our products, heighten the risk that governments will seek to regulate or impose new or increased fees or taxes on Internet communications products, including ours. Due to the unclear and evolving nature of laws and regulations and interpretations of such laws and regulations, we cannot be certain that we, our partners or our users are currently in compliance with regulatory or other legal requirements in the numerous countries in which Skype is used. Our failure, or the failure of those with whom we transact business or to whom we license our software, to comply with existing or future regulatory or other legal requirements could harm our business, financial condition and results of operations. Among other things, increased regulatory requirements or taxes on Internet communications products may substantially increase our costs, and, as a result, our business may suffer. In addition, if we were required to register or become subject to licensing in any jurisdiction as a telecommunications provider, we might also be required to establish a local presence, commercialize our products through a local entity or otherwise establish a point of presence for the collection of information required by various local public authorities. Establishing a local presence may require us to pay taxes in that jurisdiction where we might otherwise have not been required to do so, and would in any event increase our operating costs and would likely significantly harm our results of operations.

Telecommunications Regulations

While traditional telecommunications services are subject to various regulatory regimes, we believe that our Internet communications products are currently subject to few, if any, of the regulations that apply to traditional telecommunications. The basic Skype software client enables users to create their own peer-to-peer communications. The underlying network used is the Internet, which users access via an Internet service provider. The software is made available by Skype in Luxembourg, to be downloaded for free from our website.

It can be downloaded by anyone with access to the Internet. Skype does not route or transmit calls and we do not charge for the Skype software. As a result, we believe existing telecommunications regulations do not apply to our software.

Skype also allows, optionally and for a small charge, the user to make outbound calls that terminate in traditional landline or mobile networks. Our outbound calling products are achieved through commercial relationships we have with over 90 telecommunications providers worldwide. To make an outbound call, the user initiates a call via the Skype software or a private branch exchange (a telephone system within an enterprise switching calls among enterprise users, or PBX), which traverses the Internet. A telecommunications provider takes the call from the Internet at its media gateway and routes the call via the regular telephone network. The telecommunications providers are responsible for complying with applicable laws and regulations.

Users are also able, optionally and for a small charge, to receive calls made from telephones connected to traditional landline or mobile networks on the Skype user’s PC, PBX or other network-connected device. This one-way inbound product is achieved through the provision of online telephone numbers for which we contract with telecommunications providers in 25 markets, and is offered separately from our outbound calling product. From a technical perspective, inbound calling works like the outbound calling, but in reverse. The user is provided with an online number and the telecommunications provider routes the call to the public Internet to terminate on the user’s Internet connected device. The numbers used remain under the administration and control of the telecommunications providers, who are responsible for compliance with numbering rules and providing the underlying incoming service in accordance with laws and regulations applicable to them.

Many existing communications laws and regulations were adopted prior to the advent of the Internet and related technologies, and as a result, do not necessarily contemplate Internet communications. In general, they rely on traditional telephony definitional concepts which include two-way services and the provision of user phone numbers and emergency calling and which consider whether a company has interconnect agreements with other companies and whether a company owns or runs telecommunications equipment or facilities. We believe very few of these definitional concepts apply or should generally apply to our suite of products.

Where there are Internet-specific or technology neutral communications laws and regulations, Internet communications companies are in many cases subject to lower, or no, regulatory fees and lesser, or no, specific regulatory requirements as compared to traditional telecommunications providers. The level of fees and requirements vary widely from country to country.

While we operate via the global public Internet from Luxembourg, and for the sub-segment of U.S. based corporate users, from the United States, our products are available in almost every country in the world. We believe we operate generally in compliance with applicable Luxembourg and U.S. laws in all material respects, but it is not possible to say with certainty that we are in compliance with all laws and regulations in all jurisdictions around the world.

The complicated nature of telecommunications laws and regulations as they apply to our business can be illustrated by the U.S. and the EU regimes. In the United States, traditional telecommunications services are generally subject to regulation by the Federal Communications Commission, or FCC, and by the individual states. In the United States, regulators have drawn a distinction between “interconnected VoIP services” that operate as a replacement for a customer’s primary connection to the phone network and which combine the ability to send and receive calls (“two-way services”) from services that unbundle in-bound from out-bound calling and operate as a complement to a consumer’s Internet connection (“one-way services”). The FCC has defined “interconnected VoIP services” as those that (1) “enable real-time, two-way voice communications; (2) require a broadband connection from the user’s location; (3) require IP-compatible customer premises equipment; and (4) permit users to receive calls from and terminate calls to the public switched telephone network (PSTN).” Our outbound and inbound calling products are not offered as a replacement for traditional phone services, but are offered separately as “one-way” services. While interconnected VoIP service products are considered telecommunications services that are subject to FCC regulation in the United States, one-way products, such as ours, are not currently subject to the same regulation as “interconnected VoIP services.”

In the European Union, the regulations of all 27 member countries are based on a set of E.U. directives agreed to by the member states in 2002 and revised in 2009. The regulations define “electronic communications services” (“ECS”) as “a service normally provided for remuneration which consists wholly or mainly in the conveyance of signals on electronic communications networks, including telecommunications services and transmission services in networks used for broadcasting, but exclude services providing, or exercising editorial control over, content transmitted using electronic communications networks and services; it does not include information society services, as defined in Article 1 of Directive 98/34/EC, which do not consist wholly or mainly in the conveyance of signals on electronic communications network.” In addition, the directives defining ECS also provide for the regulation of more traditional telephony services, referred to as Publicly Available Telephony Services (“PATS”). PATS are defined as “a service available to the public for originating and receiving national or national and international calls through a number or numbers in a national or international telephone numbering plan.”

Other countries also have laws and regulations applicable to telecommunications companies. Our regulatory position and the status of Internet communications products providers under various regulatory regimes are uncertain in many jurisdictions worldwide, and we frequently respond to inquiries and requests from regulators about our regulatory status, which can be time-consuming and costly.

Impact of Telecommunications Regulations

If we became subject to regulations currently applicable to telecommunications companies, or if similar regulations are imposed on Internet-based communications companies like us, we may be required to meet numerous regulatory obligations, which could vary from jurisdiction to jurisdiction, including new or enhanced compliance in the following areas:

•	licensing and notification requirements;

•	emergency calling requirements, including enhanced emergency calling through multi-line telephone systems;

•	universal service fund contribution requirements;

•	lawful interception or wiretapping requirements;

•	privacy and data retention and disclosure requirements;

•	limitations on our ability to use encryption technology;

•	disability access requirements;

•	consumer protection requirements and local dispute resolution requirements;

•	requirements related to customer support;

•	quality of service requirements;

•	provision of numbering directories;

•	numbering rules, including portability requirements;

•	directory and operator services; and

•	access and interconnection obligations.

If we are required to comply with communications, e-commerce and other similar laws and regulations, the cost and general impact of compliance could be substantial and may require significant investments, including infrastructure and organizational changes and an increase in headcount. Further, we may become subject to additional local laws and regulations by virtue of being subject to telecommunications laws and regulations locally. The cost of compliance may erode or eliminate our pricing advantage over competing forms of communication, which is one of our primary competitive advantages, and potentially harm our ability to compete effectively. Any of these effects or other effects we do not foresee could harm our business, results of operations and financial condition.

Like other communications companies, we receive inquiries and requests from law enforcement and other related agencies. To the extent that our products or operations are subject to lawful interceptions laws, these interactions raise complicated jurisdictional issues that could subject us to conflicting legal obligations especially regarding law enforcement’s rights to receive such data and our users’ privacy rights. Conflicts in this area could generate negative publicity that could harm our brand and reputation.

As a precautionary response to the regulatory framework in certain countries, we have limited localized and offline marketing and sales activities for our paid products, such as bill boards or television advertisements. As a result, it may be more difficult, costly or time-consuming for us to market and sell our products and we may be unable to compete effectively against other providers that are not subject to similar restrictions. This in turn may make it more difficult to attract or retain users or to maintain our brand, which may harm our business or growth prospects. In the future, we may decide to change our business model or offer products and services in ways that would make our activities more likely to subject us to telecommunications and other local laws and regulations in multiple jurisdictions and the additional associated costs of compliance and the risks of non-compliance.

In certain countries, such as Brazil, China, South Korea and Taiwan, we rely on our local partner for regulatory compliance, including compliance with local telecommunications laws and other applicable laws and regulations. See “Risk Factors—In certain countries, we rely on our local partner for regulatory compliance.” For example, our local partner in South Korea (which is a subsidiary of eBay) and our local partner in Taiwan, hold the governmental license necessary for them to offer paid products in each of these respective countries. To address the Chinese market, we have a 49% interest in Tel-Online Limited, and our majority partner, Tom Online, in practice handles relationships with the local regulatory and law enforcement authorities. If our local partners do not ensure that their operations and our products comply with local law and other applicable laws and regulations, we may face additional regulation, liabilities or penalties or other governmental action for failure to comply with these laws and regulations, and our brand and reputation may be harmed as a result of negative publicity resulting from any such failure. Conversely, if our local partner cooperates with public authorities either within or beyond what is required under local regulations, for example, with regard to any action leading to a reduction in users’ privacy levels, our brand and reputation may be harmed, in particular in countries such as the United States and E.U. Member States, where perceptions of what are acceptable levels of privacy and cooperation with public authorities may differ considerably from that of the country of our partner.

As part of our initiative to extend the Skype platform, we have begun to license our application programming interfaces, or APIs, and software to third parties for development or commercial purposes. Although it would most probably be in breach of our terms and conditions, such third parties may offer our products to users in ways that may adversely affect our regulatory positioning, product security, and breach consumer protection, user privacy and data protection laws.

We have built and are in the process of building a business suite of products, tools and features, adjusted to the needs of and aimed at the corporate user market. Such business products are provided from Luxembourg, except for the sub-set of U.S. corporate customers, which are provided in the United States by Skype Inc., Skype’s Delaware entity. Some of these new products and features may operate in new ways or trigger changes or upgrades in our infrastructure, which may increasingly subject us to regulations in one or more jurisdictions.

Certain countries are reported to have prohibited or blocked access to our website or made the use of one or more of our products illegal. Even where our products are reportedly illegal or become illegal, users in those countries who continue to have access to our website or our software may be able to continue to download, purchase and/or use our products notwithstanding the illegality of doing so. We may be subject to penalties or governmental action if consumers continue to use our products in countries where it is illegal to do so, and any such penalties or governmental action may be costly and may harm our business.

We may become subject to these or other regulations and need to comply with numerous requirements, including, among others, those described below.

Emergency Calling. In many jurisdictions, traditional and replacement telephony service providers and some other forms of communications service providers are required to provide customers with emergency calling services (such as dialing 911 in the United States or 112 in the European Union) that route calls directly to an emergency services dispatcher in the caller’s area. In certain jurisdictions, these emergency calling services obligations also include a requirement that the telecommunications provider provide the location of the person making the emergency call. Our products generally do not offer emergency calling services. We have voluntarily begun to provide a basic level of emergency calling functionality without location information in the United Kingdom, and we may voluntarily offer certain emergency calling services in other jurisdictions in the future. In late 2010 and in 2011, we intend to implement a similar voluntary basic level of emergency calling functionality in Australia and certain Nordic countries, and we may voluntarily offer certain emergency calling services in other jurisdictions in the future. Where we voluntarily enable this functionality, we are still unable to reliably identify the geographic location of the user beyond the country level or to provide detailed caller information, and the user location information is not being provided to our carrier partners or emergency call centers in connection with the call.

Unlike landline phones, where the telephone is located at a fixed address, or mobile phones, which can be located using triangulation of cell towers or GPS technology in the handset, we are unable to determine the exact location of a caller who uses our products to make a call over the Internet. Our users have the ability to use our products nomadically, meaning that they can log in and use our products from virtually any Internet connection worldwide. They can also log in on up to five devices simultaneously at a variety of locations. Although we have the limited ability to identify the registered user using our products to make a call (based on information voluntarily provided to us when the user first registered with us or by matching their IP address against a thirty party provided global IP address country level database), we cannot determine the actual location from which a call is originated. Additionally, due to the inherent nature of transmission via the public Internet we are unable to guarantee completion of any call, including a call to emergency services.

If we were required to comply fully with all emergency calling service requirements, which vary from jurisdiction to jurisdiction, it would be costly and technically and administratively difficult or impossible. Compliance with these regulations may require us to alter or limit our products in certain jurisdictions or otherwise change the way we do business in those jurisdictions.

Universal Service Fund. In certain countries, including the United States, France, Spain, Canada, Australia, India, Hong Kong, Taiwan, South Korea and Japan as well as in several states within the United States, the telecommunications regulations allow the authorities to require telecommunications providers to contribute to a universal service fund, or USF, that is imposed by law and applied through regulation to facilitate access to telecommunications services by all potential users. For example, in the United States, the FCC requires certain telecommunications carriers or interconnected voice over Internet protocol providers to contribute a percentage of their interstate revenues to the federal USF. The percentage is adjusted periodically, and was 13.6% of interstate revenue as of June 30, 2010. From time to time we have received, and may continue to receive, inquiries from regulators relating to the applicability of the USF to our paid products. If we were required to contribute directly to any USFs due to a change in laws or regulations or a change in interpretation of current laws or regulations, the cost of providing our products would increase. If we became subject to any such laws or regulations, we might seek to collect USF contributions from our customers or alternatively recover increased costs through rates we charge for calls; however, that would increase the cost of our products to our customers and could reduce demand for our products. In addition, if we were required to make USF contributions based upon a change in interpretation of a current regulation, the requirements for the contribution might be imposed on us retroactively, in which case we would be unable to recover costs relating to past calls from our customers.

Law Enforcement Assistance. Communications companies are subject to various laws and regulations that require these companies to assist law enforcement and intelligence agencies with access to personal and traffic data and lawful interception of communications. The scope of applicability and level of sophistication of such regulations vary greatly from country to country. To the extent that our products and operations are or were found to be or would become subject to user and traffic data disclosures and lawful interception laws in any jurisdiction, we would need to adapt our systems and processes to comply with a variety of requirements on a jurisdiction-by-jurisdiction basis, which can be very costly and technically difficult. Furthermore, such requests by law enforcement and other authorities can make us subject to potentially conflicting obligations across jurisdictions. In addition, determining whether compliance is legally appropriate in any particular case could require us to exercise judgment and result in improper interpretation and application of complex laws. Compliance with legal interception and data disclosure orders may also conflict with certain local laws, including laws governing privacy.

Consumer Protection; Data Retention; Privacy. We are incorporated in Luxembourg and generally subject to Luxembourg data protection laws and, in case of U.S.-based business customers, the applicable U.S. data protection laws. We make available on our website our privacy policy, which describes how we use, store and disclose our users’ personal and traffic data. Telecommunications companies are subject to various consumer protection statutes, as well as data retention, data security and privacy regulations which vary from jurisdiction to jurisdiction. These consumer protection laws include requirements such as local dispute resolution mechanisms, performance guarantees for delivery of prepaid services, quality of service and local codes of practice to document the conduct of certain business operations or provision of defined services. Further, many countries are in the process of introducing or have already introduced into local law the requirement to retain traffic and user data, generally applicable to providers of Electronic Communications Services. Retention periods and data types vary from country to country, and the authorities may determine their jurisdiction with respect to such data in potentially overlapping and conflicting manners. In addition, certain jurisdictions, such as the European Union and the United States, have new or pending privacy legislation that would require notification of consumer data breaches and other privacy protections. While we do not believe that we are required to comply with many of these consumer protection, data and privacy requirements applicable to telecommunications providers, complying with these various requirements on a jurisdiction-by-jurisdiction basis would impose additional costs on our operations and could be legally, operationally and technically difficult.

Numbering Rules. To provide our number-based products like SkypeIn or Skype To Go, users are provided with an online number and the telecommunications providers with which we contract administer and control these numbers. In many jurisdictions, the assignment of such numbers to users is subject to various rules and restrictions with regard to the geographic location of the user and planned usage of the number. For example, the assignment of numbers may be restricted to residents of a country or an area. Rules determining numbering usage may not address nomadic usage (for example, when a user makes calls using our products from different jurisdictions or regions within a country) or Internet communications technologies, such as our products. Telecommunications providers that obtain numbers from numbering authorities are generally responsible for their proper use, including when numbers are made available to users through commercial arrangements by third parties. Such arrangements may not always be clearly permitted or they may be subject to further requirements such as requiring that we establish a local presence or obtain a license. In the jurisdictions where we enable the provision of numbers, changes in our agreements with telecommunications providers or changes in the numbering rules or in their interpretation or enforcement could lead to restructuring of the business models we apply to contracting of numbers or the suspension or withdrawal of, or limitations to, numbers or number-based products in affected markets.

Numbering Directories and Number Portability. Depending on the jurisdiction and type of communication service provided, telecommunications companies that allocate numbers may be subject to requirements to allow users to have their number listed in publicly available numbering directories and, for that purpose, collect and provide certain user data and make it available to providers of directory inquiry services and/or publish it themselves. We do not make user data available for this purpose. Further, telecommunication companies may be required to allow users to transfer their numbers to a new provider upon a user’s request to enable the user to switch service providers while keeping their old number. Currently, we allow users to transfer their SkypeIn number to a new provider, but do not provide for the transfer by a user of another provider’s number for use as their SkypeIn number. If we were required to implement such measures and services, we might be dependent on our numbering partners, and the implementation of such measures and services could be technically, commercially or operationally difficult and impose additional costs on our operations.

Other Regulations

Taxes. In countries outside of the European Union, we do not collect or remit value-added tax (VAT) (except that we remit VAT to Switzerland, as discussed below). Some countries outside of the European Union may, however, require us to collect and remit VAT, which could be burdensome or expensive for us to administer and increase the costs of our products or adversely affect our results of operations. For example, tax authorities in Switzerland have notified us that we should collect and remit VAT from our users with a Swiss billing address. At present, we remit VAT to Switzerland, but we do not collect the VAT from our users with billing addresses in Switzerland, and as a result we absorb the cost of VAT, which affects our results of operations.

At present, the subsidiary through which we market and sell most of our products, Skype Communications, does not collect or remit U.S. state or municipal taxes (such as sales, excise, utility, use or ad valorem taxes), fees or surcharges in respect of sales to our U.S. customers. However, we occasionally receive inquiries from a small number of state and municipal taxing authorities seeking payment of taxes, fees or surcharges that are traditionally applied to, or collected from, customers of providers of traditional public switched telephone network services. In addition, U.S. federal regulators have inquired into whether Skype properly remits payments to the federal universal service fund.

With respect to a U.S. state’s ability to impose obligations to collect taxes, fees or surcharges with respect to sales made over the Internet, the U.S. Supreme Court’s decision in Quill Corporation v. North Dakota currently requires that a taxpayer have a physical presence within the state before the state can collect such taxes. However, the U.S. Supreme Court has provided little guidance as to what levels of contacts constitute a physical presence, and no assurance can be given that we will not be found to have a physical presence in certain U.S. states based on, for example, our affiliations with other businesses that have a physical presence in the state.

Furthermore, a number of states, as well as the U.S. Congress, have been considering or have adopted initiatives that could limit the Supreme Court’s position regarding sales and use taxes on Internet sales. If these initiatives are successful, we could be required to collect sales and use taxes in a number of states or change our business practices. The imposition by state and local governments of various taxes, fees and surcharges upon Internet commerce could result in administrative burden, put us at a competitive disadvantage if similar obligations are not imposed on all or substantially all of our online competitors and affect negatively our future sales.

In addition, several proposals have been made at the U.S. federal, state and local levels that would impose additional taxes on communications through the Internet. These proposals, if adopted, could substantially impair our growth and substantially increase the costs of our products. In particular, the tax status of our products could subject us to conflicting taxation requirements and complexity with regard to the collection and remittance of VAT, sales or use taxes. Furthermore, given the international nature of our business, we may incur significant costs in developing and modifying our technological and administrative systems to enable us to collect and remit taxes in such a manner that applies only to the relevant taxable activity.

Any of these developments could adversely affect our results of operations.

Regulation on Import, Export and Distribution of Highly Encrypted Technologies. In some countries, the export, import and distribution (online and offline) of highly encrypted technologies such as our software client are subject to licenses, authorizations or permissions by relevant local authorities which we may be required to obtain and which we have in the past been requested to obtain. In 2006, we obtained an authorization from the U.S. Department of Commerce for the export of Skype software. In 2005, the Luxembourg competent authority (Office des licences) confirmed that the Skype software benefits from an authorization exemption for the export of the software.

Disabilities Access Regulations. In some jurisdictions, website and software providers are subject to various rules to ensure that they are sufficiently accessible to people with disabilities, such as visual impairment. These rules are designed generally to ensure that people with disabilities can access the features of websites or software in a functionally equivalent manner as compared to people without disabilities.

Financial Services Regulations. Our customers purchase online prepaid credits to buy and use our paid-for products, which we refer to as Skype Credit. If existing laws and regulations that apply to currencies, currency issuing activities or electronic money (e-money) were interpreted by regulators to apply to Skype Credit or us, or if new laws or regulations were adopted that would cause Skype Credit to be regulated as a currency, e-money or financial service generally or if we were regulated as an electronic money lending institution, we could be required to comply with those laws and regulations and any such compliance may be costly. For example, if Skype Credit were regulated as a currency or as e-money or if we were regulated as an electronic money lending institution or credit issuer, we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on our meeting certain capital and other prudential requirements; we may be subject to additional oversight of our business; and we may be required to comply with conduct of business rules, including disclosure requirements and anti-money laundering and know-your-customer rules, all of which could significantly increase our operating costs.

Employees

As of June 30, 2010, we had approximately 788 employees. In addition, we had 51 long-term contractors supporting us across all areas of the business. In accordance with local law, an employee delegation exists in Luxembourg, which has the right to approve changes to working conditions of our Luxembourg employees. None of our employees and contractors is subject to a collective bargaining agreement. We have 308 people in product development, 260 people in sales and marketing, 48 people in site operations, 65 people in customer support and 158 people in general and administrative functions. The table below shows the breakdown of our people by region as of June 30, 2010, and provides an indication of the primary functions undertaken in such region.

Country / Region	Number of employees and contractors	Primary function
Estonia	365	Product Development
United Kingdom	237	Sales and Marketing
United States	92	Sales and Marketing
Luxembourg	56	General and administration
Sweden	35	Product Development
Czech Republic	31	Product Development
Asia Pacific	23	Sales and Marketing

Total	839

Facilities

On February 17, 2010, we entered into a nine-year lease with M Immobilier S.A. for approximately 25,000 square feet of office space as our headquarters in Luxembourg. We have, at our sole discretion, an option to terminate this lease at the end of the third and sixth years. In June 2010, we signed a lease with Stanford University for a 90,000 square foot office space in the Stanford Research Park, Palo Alto, California, which will house engineers in addition to regional marketing, business development, and the Skype for Business team. The lease expires in September 2017, and may be renewed for an additional five years. We lease approximately 50,000 square feet of space in our primary engineering and development facility in Tallinn, Estonia and this lease is governed under a five-year term ending in September 2013. On January 15, 2010, we signed a lease with Dominion Corporate Trustees Limited and Dominion Trust Limited, for office space in London, United Kingdom. The lease expires in May 2016.

We lease additional offices in Tartu, Estonia; London, United Kingdom; Brisbane, CA, United States; San Jose, CA, United States; Luxembourg, Luxembourg; Stockholm, Sweden; Prague, Czech Republic; Tokyo, Japan; Central, Hong Kong; and Manama, Bahrain.

Corporate Structure and Reorganization

Our principal executive office is located at 22/24 Boulevard Royal, 6e étage, L-2449 Luxembourg, and our telephone number at this address is +352 2663 9130. Our corporate website is www.skype.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus.

All of our operations are conducted through various subsidiaries, which are organized and operated according to the laws of their country of incorporation.

Prior to this offering, we have conducted our business through Skype Global S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), and its subsidiaries. The registrant, Skype S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée) was formed for the purpose of making this offering. Skype S.à r.l., currently a wholly-owned subsidiary of Skype Global S.à r.l., does not engage in any operations and has only nominal assets, including a 100% interest in Skype Global Holdco S.à r.l., a Luxembourg limited liability company (société à responsabilité limitée), which itself does not engage into any operations and holds no material assets. The corporate reorganization will involve, among other steps, the conversion of Skype S.à r.l. into a Luxembourg joint stock company (société anonyme), Skype S.A., and the acquisition of the shares of Skype Global S.à r.l. by Skype S.A. as further described in “Corporate Reorganization.” Investors in this offering will only receive, and this prospectus only describes the offering of, ADSs representing ordinary shares of Skype S.A.

Legal Proceedings

We are subject to ordinary routine legal and regulatory proceedings, other disputes and regulatory inquiries incidental to our business. The number and significance of these proceedings, disputes and inquiries are likely to increase in the future. In particular, in addition to the matters described below, we are involved in other legal proceedings and disputes with third-parties claiming that we have infringed their patents or other intellectual property rights, and we expect that, like other technology companies, we will increasingly be subject to patent infringement and other intellectual property litigation and claims in the future.

Any proceedings, claims or regulatory actions against us, whether meritorious or not, may be time consuming, result in significant legal expenses, require significant amounts of management time, result in the diversion of significant operational resources, require changes in our methods of doing business or our products that could be costly and technically difficult (or perhaps impossible) to implement, reduce our net revenues, increase our expenses, require us to make substantial payments to settle claims or satisfy judgments, require us to cease conducting certain operations or offering certain products in certain areas or generally, and otherwise harm our business, results of operations, financial condition and cash flows, perhaps materially.

Administrative Subpoena

On July 30, 2010, an administrative subpoena from the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) was received by one of our shareholders, Silver Lake, requesting information regarding transactions that Skype has conducted involving Iran since August 1, 2005, including a certain number of identified transactions relating to call termination fees to an Iranian telecommunications provider. Upon Silver Lake’s receipt of this subpoena, we initiated an internal review of our transactions involving Iran and we are in the process of preparing our response to the subpoena. Our review is at a preliminary stage. Skype intends to cooperate fully with the OFAC in responding to the subpoena and any additional requests. While it is too early to predict the ultimate outcome of the OFAC review, should the OFAC determine that our activities involving terminating calls in Iran constituted violations of U.S. sanctions regulations in some manner, civil penalties, including fines, could be assessed against the Company.

Net2Phone

In June 2006, Net2Phone, Inc. filed a lawsuit in U.S. Federal District Court in New Jersey alleging that eBay Inc., Skype Technologies S.A. and Skype Inc. infringed various patents owned by Net2Phone relating to Internet communications technology. We and our former parent, eBay, filed an answer and counterclaims asserting that the patents are invalid, unenforceable and were not infringed.

In February 2008, eBay filed a patent infringement action against IDT, Net2Phone’s parent, in the Western District of Arkansas.

On August 4, 2010, Skype and eBay entered into a settlement agreement with Net2Phone, Inc. and related parties in settlement of all outstanding disputes among the parties.

In connection with the resolution of such litigation, eBay granted us an option to purchase certain patents for a period of one year until August 4, 2011. The purchase price of the option was $2 million. Should we decide to purchase the patents, we and eBay will negotiate the purchase price in good faith, and the $2 million option price will be applied to the purchase price of the patents. During the period that the option is valid for, eBay can license the underlying patents but is not permitted to not sell, transfer, dispose or other encumber them.

Credit Expiration Matters

On March 12, 2010, we settled two U.S. federal class action cases arising from our credit expiration policy. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus for more information describing these class action cases. The settlement did not have a material impact on our operations. As part of the settlement, we agreed to revise our terms of service, effective January 1, 2010, to allow users the ability to reactivate credits that have gone inactive following 180 days of inactivity, which previously were forfeited by a user. For further information of our deactivation policy, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.”

MANAGEMENT

Set forth below are the names, ages as of June 30, 2010, and positions of our existing directors and our executive officers. We expect to have a reduced board composition following the completion of our corporate reorganization.

Name	Age	Position
Josh Silverman		Director and Chief Executive Officer
Adrian T. Dillon		Chief Financial Officer
Neal Goldman		Chief Legal and Regulatory Officer
Neil Stevens		Vice President and General Manager for Consumer
David Gurlé		Vice President and General Manager for Skype for Business
Miles Flint		Chairman of the Board of Directors
James A. Davidson		Director
Egon Durban		Director
Charles Giancarlo		Director
Simon Patterson		Director
John Donahoe		Director
Robert H. Swan		Director
Nicholas Staheyeff		Director
Marc Andreessen		Director
Ben Horowitz		Director
Alain Carrier		Director
Erik Levy		Director
M.F.A. Mulder Beheer B.V.		Director
Joltid Limited		Director
Norbert Becker		Director
Jean-Louis Schiltz		Director

Background of Current Executive Officers and Directors

Josh Silverman is Director and Chief Executive Officer and began his tenure as Director in November 2009 and Chief Executive Officer in March 2008 respectively. Mr. Silverman has helped build several start-ups to become world-class brands and companies. He joined Skype from Shopping.com, where he served as Chief Executive Officer. Prior to that, he launched eBay’s European online classifieds business, and built it into the pan-European leader through a combination of acquisitions and organic growth. Under his management, Marktplaats.nl, the leading Dutch eCommerce business, grew its web traffic, revenues and profits. Mr. Silverman was co-founder and Chief Executive Officer of Evite, the social event planning site on the Web, which he led until its sale to Ticketmaster/Citysearch (now IAC) in 2001. He has also held management positions at ADAC Labs, was a Senior Consultant at Booz Allen & Hamilton and started his career on the staff of U.S. Senator Bill Bradley. He graduated magna cum laude from Brown University and holds an M.B.A from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar and elected Co-President of his class.

Adrian T. Dillon is our Chief Financial and Administration Officer and began his tenure in March 2010. Mr. Dillon joined Skype from Agilent, the world’s premier measurement company, where he served as Executive Vice President, Finance and Administration and Chief Financial Officer. Prior to Agilent, Mr. Dillon spent 22-years at Eaton Corporation, an Ohio-based diversified industrial manufacturer. There he held a variety of positions, joining as senior economist, moving to Chief Financial Officer and Executive Vice President during his tenure. He is also on the Board of Williams-Sonoma, Inc, where he chairs the Audit and Finance committee. He graduated summa cum laude from Amherst College with a B.A. in Economics.

Neal Goldman is our Chief Legal and Regulatory Officer and began his tenure in June 2010. Prior to that, he was the Executive Vice President, Chief Administrative and Legal Officer and Secretary of 3Com Corporation

from 1997 to 2003, when 3Com was acquired by HP. At 3Com he headed up the legal department, acted as corporate secretary and directed 3Com’s intellectual property program as well as IT, security, environmental, health and safety (SEHS); worldwide real estate and site services (WRESS). Prior to that he was employed at Polaroid Corporation from 1997 to 2003 where he served as Executive Vice President Business Development and Chief Legal Officer. Prior to that he was the general counsel of Lotus Development Corporation and worked at Data General Corporation primarily doing international legal work. Mr. Goldman holds a bachelor’s degree and a law degree from Suffolk University in Boston, MA.

Neil Stevens is our Vice President and General Manager for Consumer and began his tenure in April 2009. Prior to joining Skype, Mr. Stevens worked at a number of major technology companies in senior product, marketing and e-commerce roles, most recently as general manager for Europe of the Apple Online Store. He was general manager of Dell’s European e-Commerce business and before that Marketing Director for Dell’s Home and Small Business in Europe. He was also Tiny Computer’s first Product & Marketing Director, and worked for Intel, and AT&T-NCR, where he started his career. Mr. Stevens is a graduate of Bradford University where he studied Computing & Information Systems.

David Gurlé is our Vice President and General Manager for Skype for Business and began his tenure in January 2010. Before joining Skype, Mr. Gurlé worked for Thomson Reuters, where he served as its Global Head of Collaboration Services and Head of the Sales & Trading Business Division in Asia. He spent more than three years running Microsoft’s Real Time Communications business, a group that he founded. While at Microsoft, he co-authored several Internet Engineering Task Force standards for presence and instant messaging for SIP. Prior to Microsoft, he was Corporate Vice President, Business Alliances at VocalTec, the IP telephony pioneer, where he established and managed partnerships with a number of Tier I telecommunications service providers and hardware vendors, including Deutsche Telekom, France Telecom and Marconi. Mr. Gurlé graduated from Ecole Supérieure d’Ingénieurs with a M.Sc. in Computer Science and Telecommunications.

Miles Flint is a Director and began his term in December 2009. After obtaining a degree in Chinese from the University of London, Mr. Flint’s early career was spent in the pharmaceutical and heavy engineering industries. In 1980 and 1981, he studied for an MBA at the Cranfield School of Management and then joined the UK computer manufacturer, ICL, where he first gained general management experience. In 1991, he joined Sony where he held a number of positions in the UK and Europe which culminated in his becoming President of Sony Ericsson Mobile Communications in 2004, which he held till the end of 2007. Since 2008, Mr. Flint has held a number of advisory and board roles in companies such as Sony Corporation, Silver Lake, Sharpcards Limited, Global Collect Bidco BV, Research in Motion (UK) Ltd and Milescapes Limited.

James Davidson is a Director and began his term in December 2009. Mr. Davidson is Co-Chief Executive Officer of Silver Lake, which he co-founded in 1999. He has been an active advisor to, and investor in, the technology industry for more than 25 years. Prior to Silver Lake, Mr. Davidson was a Managing Director at Hambrecht & Quist, a technology-focused investment bank and venture capital firm (now part of JP Morgan Chase & Co.). Mr. Davidson managed several businesses at Hambrecht & Quist, including the Technology Investment Banking business and the Mergers and Acquisitions business. Prior to Hambrecht & Quist, Mr. Davidson was a corporate-securities attorney for Pillsbury, Madison & Sutro. Mr. Davidson also serves on the boards of Flextronics International Ltd. and Avago Technologies Limited. Previously, he was a director of Seagate. Mr. Davidson also serves on the boards of a number of non-profit organizations. He holds a B.S. from the University of Nebraska and a J.D. from the University of Michigan.

Egon Durban is a Director and began his term in November 2009. Mr. Durban is a Managing Director of Silver Lake based in Menlo Park. Mr. Durban joined Silver Lake in 1999 as a founding principal and has worked in the firm’s Menlo Park, London and New York offices. Mr. Durban serves on the Board of Directors of NXP Semiconductors N.V., on the Board of Directors of Intelsat, Ltd., on the Operating Committee of SunGard Capital Corporation and on Silver Lake’s Management, Investment, and Operating and Valuation Committees. Prior to Silver Lake, Mr. Durban worked as an associate in Morgan Stanley’s Investment Banking Division. Mr. Durban graduated from Georgetown University with a B.S. in Finance.

Charles Giancarlo is a Director and began his term in December 2009. Mr. Giancarlo joined Silver Lake in 2007 as a Managing Director and Co-Head of Value Creation. Mr. Giancarlo has over 25 years of experience in the communications industry. A senior executive at Cisco Systems from 1993-2007, Mr. Giancarlo most recently served as Executive Vice President and Chief Development Officer of Cisco and President of Cisco-Linksys, leading the company’s overall product development and management activities. Mr. Giancarlo joined Cisco when the company acquired Kalpana, Inc., the pioneer in Ethernet switching, where he was Vice President of Marketing and Corporate Development. Prior to joining Cisco, Mr. Giancarlo founded four communications equipment companies and successfully sold two of them to larger companies. Mr. Giancarlo was interim CEO of Avaya in 2008 and is currently Chairman of the Board. In addition, he serves on the board of directors of Accenture and Netflix, Inc. Mr. Giancarlo holds a B.S. degree in Electrical Engineering from Brown University, an M.S. degree in Electrical Engineering from the University of California at Berkeley, and an M.B.A. from Harvard University.

Simon Patterson is a Director and began his term in December 2009. Mr. Patterson is a Director of Silver Lake having joined in 2005. Prior to Silver Lake, he worked at General Atlantic Partners and at GF-X, the leading air cargo distribution system provider, where he was a member of the founding management team. He previously worked at the FT Group and at McKinsey & Company. Mr. Patterson also serves on the board of Gerson Lehrman Group, Inc. Mr. Patterson holds an M.A. from King’s College, Cambridge University and an M.B.A. from the Stanford University Graduate School of Business.

John Donahoe is a Director and began his term in November 2009. Mr. Donahoe is the President and Chief Executive Officer of eBay. He has served in that capacity since March 2008, and as a director of eBay since January 2008. From January 2008 to March 2008, Mr. Donahoe served as the CEO designate of eBay. From March 2005 to January 2008, Mr. Donahoe served as President, eBay Marketplaces. From January 2000 to February 2005, Mr. Donahoe served as Worldwide Managing Director for Bain & Company, a global business consulting firm. Mr. Donahoe serves on the Board of Trustees for Dartmouth College and on the board of directors of Intel Corporation. Mr. Donahoe holds a B.A. in Economics from Dartmouth College and an M.B.A. degree from the Stanford Graduate School of Business.

Robert H. Swan is a Director and began his term in December 2009. Mr. Swan serves eBay as Senior Vice President, Finance and Chief Financial Officer. He has served in that capacity since March 2006. From February 2003 to March 2006, Mr. Swan served as Executive Vice President and Chief Financial Officer of Electronic Data Systems Corporation, a technology services company. From July 2001 to December 2002, Mr. Swan was Executive Vice President and Chief Financial Officer of TRW Inc. Mr. Swan served in executive positions at Webvan Group, Inc. from 1999 to 2001, including Chief Executive Officer from April 2001 to July 2001, Chief Operating Officer from September 2000 to July 2001, and Chief Financial Officer from October 1999 to July 2001. Mr. Swan also serves on the board of directors of Applied Materials Inc. Mr. Swan holds a B.S. from the State University of New York at Buffalo and an M.B.A. from State University of New York at Binghamton.

Nicholas Staheyeff is a Director and began his term in February 2010. Mr. Staheyeff serves eBay International AG as Vice President, Chairman, Chief Executive Officer and Chief Financial Officer. He has been with eBay since December 2005. From May 2002 to November 2005, Mr. Staheyeff served as Assistant Vice President and Corporate Controller for Nestlé, the world’s largest food company. Prior to this, after starting his career in public accounting, Mr. Staheyeff held executive positions in finance and general management across the globe, including with Coca-Cola. Mr. Staheyeff serves on the Board of Directors of the Direct Marketing Association (a global trade association). Mr. Staheyeff holds a B.A. in Economic History from Exeter University, U.K. and is an Associate Member of the Institute of Chartered Accountants of England & Wales.

Marc Andreessen is a Director and began his term in December 2009. Mr. Andreessen is a co-founder and general partner of Andreessen Horowitz, the venture capital firm. He has served as a director of eBay since September 2008. Mr. Andreessen is a co-founder and chairman of Ning Inc., an online platform for people to create their own social networks that was founded in late 2004. Mr. Andreessen cofounded and served as the Chairman of the board of directors of Opsware, Inc. (formerly known as Loudcloud Inc.). He also served as

Chief Technology Officer of America Online, Inc. Mr. Andreessen was a co-founder of Netscape Communications Corporation, a software company, serving in various positions, including Chief Technology Officer and Executive Vice President of Products. Mr. Andreessen currently serves on the board of directors of Hewlett-Packard Company and Facebook Inc. Mr. Andreessen holds a B.S. degree in Computer Science from the University of Illinois at Urbana-Champaign.

Ben Horowitz is a Director and began his term in November 2009. Mr. Horowitz is a co-founder and general partner of Andreessen Horowitz, a venture capital fund. He was also a co-founder and Chief Executive Officer of Opsware (formerly Loudcloud), which was acquired by the Hewlett-Packard Company in 2007, and Mr. Horowitz was then appointed Vice President and General Manager of Business Technology Optimization for Software at the Hewlett-Packard Company. Prior to that, he was Vice President and General Manager of America Online’s E-commerce Platform division, where he oversaw development of the company’s Shop@AOL service. Mr. Horowitz also ran several product divisions at Netscape Communications. Horowitz also served as Vice President of Netscape’s Directory and Security product line. Before joining Netscape in July 1995, he held various senior product marketing positions at Lotus Development Corporation.

Alain Carrier is a Director and began his term in November 2009. Mr. Carrier is the Managing Director of CPPIB and leads the Private Investments department in Europe. Based in London, he also assists in the overall development of CPPIB’s activities in the broader Europe, Middle East and Africa region. Mr. Carrier has more than 15 years of financial industry experience. Prior to joining CPPIB, he was Managing Director at Goldman, Sachs & Co. in their Investment Banking division in New York and London. Prior to that, he was an Associate at the New York-based law firm, Sullivan & Cromwell LLP. He holds a Bachelor of Law from Laval University in Quebec City, a Masters in Law (D.E.S.S.) from the Sorbonne in Paris and a Masters in Law from Columbia University.

Erik Levy is a Director and began his term in December 2009. Mr. Levy is a Principal with CPPIB where he has led a variety of private equity investments. Since joining CPPIB in 2005, Mr. Levy has focused on investments in several industries including Consumer, Healthcare and Telecommunications. Previously, Mr. Levy was a management consultant with Bain & Company in Toronto and Paris. Prior to that, Mr. Levy was part of the pension consulting practice at William M. Mercer. Erik holds an MBA from the Rotman School of Management at the University of Toronto and a B.Sc. in Actuarial Mathematics from Concordia University.

M.F.A. Mulder Beheer B.V. is a corporate director and began its term in April 2010. Mark Dyne is the sole corporate director of M.F.A. Mulder Beheer B.V.

Mark Dyne was one of the first investors in Skype, serving as a director from the founding of Skype until its sale to eBay in 2005. Mr Dyne is currently the Managing Director of M.F.A. Mulder Beheer B.V., and is a director representative of M.F.A. Mulder Beheer B.V. and Joltid Limited on Skype. Mr. Dyne founded and currently serves as the Chairman, Chief Executive Officer and Managing Director of Europlay Capital Advisors, LLC, a merchant banking and advisory firm. Mr Dyne is currently the Chairman of Atomico Ventures, a venture capital fund. Mr Dyne serves as a director of Atrinsic, Inc., and Talon, Inc., both publicly listed companies, and on the Board of Directors of Rdio, Inc., and a number of other privately held companies. Mr. Dyne previously served as Chairman and Chief Executive Officer of Sega Gaming Technology Inc. (USA), and Chairman and Chief Executive Officer of Virgin Interactive Entertainment Ltd. Mr Dyne was a founder and director of Packard Bell NEC Australia Pty. Ltd., and he was a founder, Chief Executive Officer and former director of Sega Ozisoft Pty Ltd.

Joltid Limited, a British Virgin Islands limited company, is a corporate director and began its term in April 2010. Joltid Limited is a wholly owned subsidiary of Clufa Holdings Limited. The Guardian Trust Company Limited is the trustee of the Nimbus Trust and The Journey Trust. By virtue of its position as trustee of these trusts, the Guardian Trust Company Limited has sole voting and dispositive control over Clufa Holdings Limited.

Niklas Zennström’s family members are the sole beneficiaries of the Nimbus Trust and Janus Friis’s family members are the sole beneficiaries of The Journey Trust. Niklas Zennström and Janus Friis each own 15% of Joltid Limited directly.

Janus Friis is a director representative for Joltid Limited and M.F.A. Mulder Beheer B.V. Mr. Friis is an entrepreneur and investor, who co-founded Skype and a series of other technology companies such as Kazaa, Joost, Joltid and, most recently, Rdio. As co-founder of Skype, he served on the board of Skype and as one of its initial executives. He is also co-founder of Atomico Ventures, a venture capital firm. He started his career at CyberCity, a Danish Internet service provider (ISP), in 1996 and went on to Tele2 where he was part of launching get2net, an ISP, and everyday.com, a web portal. Mr Friis resides in London.

Niklas Zennström is a director representative for Joltid Limited and M.F.A. Mulder Beheer B.V. Mr. Zennström is an entrepreneur and investor, who co-founded and managed Skype and a series of other technology companies such as Kazaa, Joost and Joltid. Currently, he is CEO and Founding Partner of Atomico Ventures, a venture capital fund. As co-founder of Skype, he served as CEO and on the board of Skype, and has served as CEO of Kazaa, Joltid Limited, and a number of other technology companies. Before following his entrepreneurial ambitions, Mr. Zennström was CEO of the European portal, everyday.com, and he began his professional career at Tele2, a phone company in Europe. He currently sits on the boards of Atomico, Fon, Jolicloud, and Rdio. He holds dual degrees in Business and MSc Engineering Physics/Computer Science from Uppsala University in Sweden, and spent his final year at the University of Michigan. Mr. Zennström co-founded Zennström Philanthropies, which is actively involved in combating climate change, improving the state of the Baltic Sea and encouraging social entrepreneurship.

Norbert Becker is a Director and began his term in November 2009. Mr. Becker is Chairman at Atoz Tax Advisors Luxembourg. He has held various senior executive positions in Andersen Worldwide and Ernst & Young Global and was appointed Global Chief Financial Officer of Ernst & Young. In 2007, he was one of the co-founders of Compagnie de Banque Privée, a private bank incorporated in Luxembourg, and serves as Chairman. He is involved with a number of international private equity firms, such as Edmond de Rothschild Group and Mangrove Capital Partners. He also serves on the board of BIP Investment Partners, a public investment firm based in Luxembourg, and is the Managing Director of IntesaSanPaolo International Holdings, which is wholly owned by IntesaSanpaolo. Mr. Becker earned a doctor honoris causa degree from Sacred Heart University, Fairfield, Connecticut and is a Trustee of the University.

Jean-Louis Schiltz is a Director and began his term in January 2010. From 2004 to 2009, Mr. Schiltz was a member of the Luxembourg Government as Minister for Defence, International Cooperation as well as Media and New Technologies. He is currently a member of the Luxembourg Parliament. He was a lecturer in civil and commercial law at the Universities of Paris I (Panthéon-Sorbonne) and Luxembourg. He is also the author of a number of articles in the area of commercial and banking law. Mr. Schiltz holds a post-graduate degree in business law (diplôme d’études approfondies en droit des affaires) and a Master’s degree in business law (maîtrise en droit des affaires) from the University of Paris I (Panthéon-Sorbonne). He was admitted to the Luxembourg Bar in 1989.

There are no family relationships between any of our executive officers or directors. The business address of each of our executive officers and directors is 22/24 Boulevard Royal, 6e étage, L-2449 Luxembourg.

Composition of our Board of Directors

The persons serving on our board of directors are designated pursuant to the terms of the Shareholders Agreement, as it may be amended, among our current investors (other than management) and us, executed in connection with the closing of the Skype Acquisition. Under Luxembourg law, directors must be elected by our shareholders at a general meeting. We and our existing shareholders expect to amend the Shareholders Agreement (which will govern, among other things, the composition of the board of directors of Skype S.A.), prior to the offering.

Together,             ,              and              may be considered to form a “group” that owns more than 50% of our outstanding voting securities and we believe we are considered a “controlled company” within the meaning of the Nasdaq Stock Market rules. Such entities forming the group will file appropriate notices of beneficial ownership as a group on Schedule 13D or Schedule 13G, as applicable, with the SEC once we become a registrant. Following the consummation of this offering, we expect to remain a “controlled company” and we intend to rely upon the “controlled company” exception under the Nasdaq Stock Market rules. Pursuant to this exception, we will be exempt from the rules that:

•	require that a majority of a board of directors consist of independent directors;

•	require that executive officer compensation be overseen entirely by independent directors, or that the Compensation Committee be comprised solely of independent directors; and

•

require that director nominations be overseen entirely by independent directors, or that the Corporate Governance and Nominating Committee be comprised solely of independent directors, with a board resolution or formal written charter, as applicable, addressing the nominations process.

As a result, we will not have a majority of independent directors, our Corporate Governance and Nominating Committee and our Compensation Committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Stock Market corporate governance requirements.

The “controlled company” exception does not modify the independence requirements for the audit committee, requiring that our audit committee be comprised exclusively of independent directors. Pursuant to SEC and Nasdaq Stock Market rules, we are required to have one independent audit committee member upon the listing of our common shares on the Nasdaq Stock Market, a majority of independent directors within 90 days of the date of such listing and all independent audit committee members within one year of the date of such listing.

In addition, at such time as the “group” described above owns less than a majority of our outstanding voting securities, we will no longer be entitled to the “controlled company” exception. However, based on current Nasdaq Stock Market rules, we generally would not be required to fully comply with the director and committee independence requirements described above until one year after we cease to be entitled to the “controlled company” exception.

Our board of directors has undertaken a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined             ,              and             , representing              of our              directors, are “independent directors” as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Committees of the Board of Directors

Our board of directors has three principal committees: an Audit Committee, a Compensation, Governance and Nominating Committee and a Legal and Regulatory Committee.

Audit Committee

The Audit Committee will be comprised of             ,              and             .              will be the chairman of the committee. The Audit Committee is responsible for assisting our board of directors with its oversight responsibilities regarding the following:

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements;

•	appointing, compensating, retaining and reviewing the qualifications, independence and performance of the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing with our general counsel our compliance with regulatory requirements and any legal matters having an impact on financial statements; and

•	reviewing the policy with respect to related party transactions and approving or rejecting proposed related party transactions.

The members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. Moreover, our board has determined that              is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq Stock Market. Each of             ,              and              will be an independent director as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market. You can view our Audit Committee Charter on the corporate governance section of our website.

Compensation, Governance and Nomination Committee

Our Compensation, Governance and Nomination Committee will consist of             ,              and             . will be the chairman of the committee. The Compensation, Governance and Nomination Committee will be responsible for, among other things, determining our executives’ base compensation and incentive compensation, including designing (in consultation with management or the board) and recommending to the board for approval and evaluating, our compensation plans, policies and programs, administering our stock option and other equity-based plans and approving the terms of equity-based grants pursuant to those plans, identifying qualified candidates to become directors, recommending to the board candidates for all directorships, overseeing the annual evaluation of the board and its committees and taking a leadership role in shaping the corporate governance of the company. The Compensation, Governance and Nomination Committee has the full authority to determine and approve the compensation of our chief executive officer in light of relevant corporate performance goals and objectives. We rely on the “controlled company” exemption from the requirement of having a fully independent Compensation Committee and fully independent Nominating and Corporate Governance Committee. The Compensation, Governance and Nomination Committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

Legal and Regulatory Committee

Our Legal and Regulatory Committee will consist of             ,              and             .              will be the chairman of the committee. The Legal and Regulatory Committee will be responsible for, among other things, monitoring significant developments in the laws and regulations applicable to us and determining a framework for interactions with applicable authorities, reviewing our significant legal risks and management of such risks, developing a Code of Ethics and Conduct and regularly reviewing such code, overseeing senior management in their efforts to implement and maintain good business practices, and reviewing our scheme of delegation and signatory regime.

Corporate Governance and Code of Ethics

The board of directors has adopted corporate governance guidelines that, along with the charters of the principal committees of the board of directors and our Code of Business Conduct and Ethics, which we refer to as our Code of Conduct, provide the framework for the governance of the Company. A complete copy of our governance guidelines, the charters of our principal committees of the board of directors, and our Code of Conduct may be found on our investor relations website at                     . The board of directors regularly reviews corporate governance developments and modifies these policies as warranted. Any changes in these governance documents will be reflected in the same location on our website.

Director Compensation

We did not pay cash fees to any of our directors in 2009 for their service as directors. Beginning in 2010, our Chairman and other directors who are not employees of the Company or our pre-offering shareholders will be paid an annual cash fee, in accordance with director agreements we have entered into with them, equal to $            , $             and $            , respectively. We do not expect to pay our directors who are also our employees or employees of our pre-offering shareholders (other than our Chairman) any compensation for their service as directors. All directors will be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with attending board of directors, committee and shareholder meetings, including those for travel, meals and lodging. We reserve the right to change the manner and amount of compensation to our non-employee directors at any time.

Our Compensation Committee, in December 2009, granted Mr. Flint, our Chairman, a stock option under the Skype Equity Incentive Plan to purchase ordinary shares of the Company. One-half of the shares subject to the option vests based on the passage of time and the remaining one-half vests based on the achievement of investor return thresholds. The terms and conditions of the stock option grant are similar to the terms and conditions of the stock options granted to employees generally. For a discussion of the Skype Equity Incentive Plan and the terms and conditions of stock options granted thereunder, see “Executive Compensation—Compensation Discussion & Analysis—Components of Executive Compensation—Long-Term Equity Incentives.” The grant date fair value of the stock option granted to Mr. Flint computed in accordance with applicable accounting standards is disclosed in the Director Summary Compensation Table below.

In 2010, Mr. Flint was offered the opportunity to acquire beneficial ownership of shares of Skype Global by paying a portion of the purchase price using the proceeds of a full recourse loan from Skype Technologies S.A. Mr. Flint repaid the loan on August 9, 2010. On August 9, 2010, upon, and in consideration of, the redemption of the loan extended to Mr. Flint in early 2010, the Compensation Committee granted Mr. Flint a fully-vested stock option under the Skype Equity Incentive Plan to purchase 930 ordinary shares with an exercise price of $259.17. Please see “Certain Relationships and Related Party Transactions—Management Loans and Related Option Issuances” for additional discussion of the loan and stock option grant. The equity ownership of our directors is set forth in the beneficial ownership table in “Principal and Selling Shareholders.”

DIRECTOR SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation paid by the company to our directors for the fiscal year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Miles Flint
James A. Davidson
Egon Durban
Charles Giancarlo
Simon Patterson
John Donahoe
Robert H. Swan
Nicholas Staheyeff
Marc Andreessen
Ben Horowitz
Alain Carrier
Erik Levy
Norbert Becker
Jean-Louis Schiltz
M.F.A. Mulder Beheer B.V.
Joltid Limited

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Overview

The compensation provided to our “named executive officers” for 2009 is set forth in detail in the Summary Compensation Table and other tables and the accompanying footnotes and narrative material that follow this section. This section explains our executive compensation philosophy and objectives, our compensation determination process, the key components of our compensation program and the decisions made in 2009 for each of our named executive officers, including compensation decisions related to the Skype Acquisition, as well as our anticipated compensation program following this offering.

Our named executive officers for 2009, which consist of those executive officers who appear in the Summary Compensation Table, were (1) Joshua Silverman, our current Chief Executive Officer, (2) Laura Shesgreen, our former Chief Financial Officer who currently serves as our Vice President of Finance and (3) Scott Durchslag, our former Chief Operating Officer whose employment with us ceased effective January 15, 2010. Effective March 31, 2010, Adrian Dillon became our Chief Financial Officer, effective June 1, 2010, Neal Goldman became our Chief Legal and Regulatory Officer and effective January 7, 2010, David Gurlé became our Vice President and General Manager for Skype for Business. In connection with this offering, Messrs. Dillon, Goldman, Gurlé and Stevens (who has served as Vice President and General Manager for Consumer since April 20, 2009) will be designated as executive officers for securities law reporting purposes. However, in accordance with SEC regulations, executive officers hired after the end of the most recent fiscal year for which compensation information is being presented are not named executive officers.

Prior to the Skype Acquisition, Skype Global had no separate operating history and the Skype Companies were initially wholly-owned by eBay following the eBay Acquisition in 2005. As subsidiaries of eBay during this period, the Skype Companies historically shared the executive compensation philosophy and objectives of eBay, and our employees, including our named executive officers, were compensated by eBay (or one of its direct or indirect majority-owned subsidiaries (then including the Skype Companies)), which was primarily responsible for determining all aspects of the compensation of our employees, including our historical compensation strategy.

Following the Skype Acquisition, the Skype Companies became direct, wholly-owned subsidiaries of Skype Global. Our Compensation Committee is responsible for overseeing the compensation of our employees, including our named executive officers, for establishing our compensation philosophy and programs and for determining the appropriate payments and awards to our named executive officers. Because our current compensation program is in large measure based on the program in effect while we were a wholly-owned subsidiary of eBay, the compensation program described below for periods prior to the Skype Acquisition is not necessarily indicative of how we will compensate our named executive officers in the future. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a stand-alone company, and after this offering, a publicly-traded company. The compensation program following this offering could vary significantly from our historical practices.

Executive Compensation Philosophy and Objectives

As discussed above in “Business Description—Competition,” our business operates in a highly complex and intensely competitive business environment, which is being constantly reshaped by sweeping technological advances, rapidly changing market requirements and the emergence of new competitors. In order for us to succeed in this environment, it is critical that we have a highly talented, seasoned and dedicated team of technical and business professionals with the skills to develop new products and features and capitalize on new business opportunities. To meet this challenge, we have designed a compensation philosophy such that our executive compensation program makes us competitive within the Internet and high-technology industries, where there is significant competition for proven, talented leaders who possess the skills and experience to build and deliver on long-term value creation and to help us achieve our strategic objectives. We also believe compensation should be determined within a framework that is intended to reward individual contribution and the achievement of Company objectives.

Within the framework of this overall philosophy, since the Skype Acquisition, we have designed our executive compensation program to achieve the following primary executive compensation objectives:

•	recruit, retain and incentivize highly talented and dedicated executives, with the right skills and experience to manage and operate our business and deliver on long-term value creation;

•

provide our executive officers with compensation opportunities that are fair, reasonable and competitive with the compensation opportunities available to executives in comparable positions at companies with whom we compete for executive talent;

•	make compensation sensitive to both Company and individual performance;

•	promote transparency through the use of relatively few, straightforward compensation components; and

•	align the interests of our executive officers with the interests of our stockholders, both in the short-term and the long-term.

Following this offering, we expect these objectives to continue to be our primary executive compensation objectives as we transition to being a publicly-traded company.

As described in greater detail below under “—Components of Executive Compensation,” to achieve our executive compensation objectives, we compensate our executives through a mix of base salary, short-term cash incentives, long-term incentives in the form of stock option awards and other benefits that is designed to be competitive with companies with whom we compete for executive talent and to be fair and equitable to us, our executives and our equity holders. We believe this combination of cash and equity is largely consistent with the forms of compensation provided by other companies with which we compete for executive talent, and, as such, is a package that matches the expectations of our executives and of the market for executive talent, helps reward them for performance in the short-term and induces them to contribute to the creation of value in the Company over the long-term.

Compensation Determination Process

Prior to the Skype Acquisition, the Compensation Committee of the Board of Directors of eBay, or the eBay Compensation Committee, was responsible for setting and overseeing the overall compensation strategy for eBay employees globally, and the compensation programs for the Skype Companies operated within eBay’s global compensation framework. All decisions with respect to the compensation of our named executive officers were largely dictated by eBay and our named executive officers, as well as all of our other employees, were generally treated the same as similarly situated employees at eBay and other subsidiaries of eBay. Within eBay’s global executive compensation framework, our Chief Executive Officer’s compensation (including equity grants) was determined by the eBay Compensation Committee based on the recommendations of eBay’s Chief Executive Officer. The compensation levels for our other named executive officers were determined based on the salary, bonus and equity ranges and the compensation framework established by eBay for its employees globally with the result that employees at similar levels at eBay and other subsidiaries of eBay received comparable compensation. These global ranges and framework were determined, in part, by reference to compensation information on pay levels at eBay’s peer group of companies prepared by Towers Perrin (which changed its name to Towers Watson & Co. following the completion of its merger with Watson Wyatt on January 1, 2010), the eBay Compensation Committee’s independent compensation consultant, and proprietary third-party survey data provided by Towers Watson. Our Chief Executive Officer and human resources personnel had limited discretion to compensate our named executive officers (other than our Chief Executive Officer, whose compensation was determined by the eBay Compensation Committee), as well as all of our other employees, within the salary, bonus and equity ranges established by eBay.

Following the Skype Acquisition, we established a Compensation Committee consisting of a subset of the board of directors to assist our board in the discharge of its responsibilities relating to our executive compensation program. Our Compensation Committee is ultimately responsible for designing, implementing, reviewing and administering our executive compensation program and for determining the specific base salaries, short-term cash incentives and long-term equity incentives paid to each of our executive officers, including our named executive officers. Our Chief Executive Officer is not a member of the Compensation Committee. However, we expect that he will continue to provide input to our Compensation Committee regarding our executive compensation program. Our Compensation Committee will consider the Chief Executive Officer’s recommendations regarding base salary and cash and equity incentives when determining the appropriate levels of compensation for each of our executive officers (other than his own), but may adjust such recommendation up or down as it determines in its discretion. Our Chief Executive Officer attends from time to time, and our current Chief Financial Officer and the Global Director of Human Resources regularly attend, meetings of our Compensation Committee to participate in discussions regarding compensation matters, performance goals and the competitive landscape of our business.

Our Compensation Committee is responsible for setting the performance goals for our Chief Executive Officer, and recommending to the board of directors his compensation, including base salary, cash incentive and long-term equity incentive amounts. In addition, our Compensation Committee undertakes an annual review of our Chief Executive Officer’s performance, for which our Chief Executive Officer provides a self-assessment of his performance to the Compensation Committee for their consideration. Our Chief Executive Officer is not present during any discussion regarding his performance or compensation. For a discussion of the Compensation Committee’s role and responsibility, see “Management—Committees of the Board of Directors—Compensation Committee” above. A copy of the Compensation Committee’s charter is available on the corporate governance section of our website.

The Compensation Committee had a limited role in setting and approving compensation for 2009 as the majority of the decisions were made prior to the Skype Acquisition, during which time the compensation decisions for our named executive officers were made within the compensation framework established by eBay for its employees globally. Following the Skype Acquisition, the Compensation Committee was responsible for approving the adoption of the Skype Equity Incentive Plan and granting stock options to employees, including our named executive officers, following the Skype Acquisition. For a discussion of the Skype Equity Incentive Plan, see “—Components of Executive Compensation—Long-Term Equity Incentives” below. In 2010, the Compensation Committee was responsible for reviewing and approving new employment contracts for our Chief Executive Officer, our new Chief Financial Officer, our new Chief Legal and Regulatory Officer and our new Vice President and General Head Manager for Skype for Business, recommending officer appointments and approving the adoption of the cash incentive plan for 2010. For a discussion of the employment contracts for our Chief Executive Officer and our new Chief Financial Officer, see “—Employment Agreements” below and for a discussion of our cash incentive plan see “—Components of Executive Compensation—Short-Term Cash Incentives” below.

In the future, we intend to further develop our benchmarking processes and framework for gathering and analyzing market data on compensation practices and trends among the competitors with whom we compete for executive talent. During the second half of 2009, in conjunction with our separation from eBay, Towers Watson conducted a broad-based benchmark exercise, as well as a number of targeted benchmarking requests, on our behalf with a blended selection of relevant companies, including competitor companies both within and outside the Internet and high-technology industries, but not using a specified peer group of companies. These reviews assisted us in determining our competitive compensation position and in starting to build our compensation foundations as a stand-alone company. We may create a defined peer group of key competitors in the future as part of our ongoing development of our benchmarking processes. In the meantime, we expect that members of our Compensation Committee will use their reasonable business judgment and, for our directors affiliated with venture capital or private equity firms who have representatives on the boards of numerous private and public companies or who serve on other boards of directors, their personal experiences to determine and approve compensation amounts that would allow us to achieve our executive compensation objectives. We expect that consideration will be given to each executive’s overall responsibilities, professional qualifications, business experience, job performance, technical expertise and career potential, and the combined value of these factors to long-term value creation and achieving our strategic objectives.

In 2009, we also conducted a comprehensive review of our compensation philosophy, compensation architecture and incentive arrangements with the assistance of Towers Watson. As a result of this review, we revised our short-term cash incentive program for 2010 to make the bonus more dependent on corporate rather than individual performance and expanded the financial objectives used to measure corporate performance. These changes are discussed further in “—Components of Executive Compensation—Short-Term Cash Incentives” below.

The Compensation Committee may select, retain and terminate outside compensation consultants to provide data and advice to the Compensation Committee with respect to compensation matters, but at the present time, our Compensation Committee has yet to select an independent consultant. The Compensation Committee also has the authority to obtain advice and assistance from internal or external legal, accounting and other advisors. Although the Company pays for any compensation consultant or other advisor, the consultant or advisor reports directly to the Compensation Committee and the Compensation Committee, in its sole discretion, approves the fees to the compensation consultant or advisor and any other terms related to the consultant’s or other advisor’s engagement.

Components of Executive Compensation

The key components of our executive compensation program are:

•	base salary;

•	short-term cash incentives;

•	long-term equity incentives; and

•	other benefits and perquisites.

We believe that the use of relatively few, straightforward, compensation components promotes the effectiveness and transparency of our executive compensation program and enables us to be competitive in the Internet and high-technology industries in which we operate. No formula or specific weightings or relationships are used with regard to the allocation of the various pay elements within the executive compensation program. So, for example, while we do not have a fixed policy for the allocation between cash and equity compensation or short-term and long-term compensation, these compensation components are designed to provide a mix of fixed and at-risk compensation that is tied to the achievement of our short- and long-term goals. Each component of compensation has an important role in implementing our executive compensation philosophy and in meeting the executive compensation objectives described above, as described in more detail below.

We also provide our named executive officers with severance or similar benefits and change in control protection, as described below under “—Employment Agreements; Severance and Change in Control Provisions.”

Base Salary

We provide our named executive officers and other employees with a base salary to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salaries provide stable compensation to executives, allow us to recruit and retain highly talented and dedicated executives and, through periodic merit increases, provide a basis upon which executives may be rewarded for individual performance. Each of our named executive officers has an employment agreement which sets his or her minimum base salary. For more information regarding the terms and conditions of our named executive officers’ employment, see the narrative following the Grants of Plan-Based Awards in 2009 table.

The base salary levels of continuing executives are reviewed annually by our Compensation Committee to determine whether an adjustment is warranted or necessary. The Compensation Committee takes into account numerous factors in making its determination, none of which are dispositive or individually weighted, including our financial performance, the state of our industry and local economies in which we operate, the executive officer’s relative importance and responsibilities, location, the executive officer’s track record in meeting his or her performance objectives and comparable salaries paid to other executives of similar experience in our industry.

The base salaries paid to our named executive officers during 2009 are reported in “—Summary Compensation Table” below. As of December 31, 2009, the annual base salary rates for our named executive officers were $            , $             and $             for Mr. Silverman, Ms. Shesgreen and Mr. Durchslag, respectively. The base salaries were generally determined based on the salary and the compensation framework established by eBay for its employees globally. In connection with the Skype Acquisition, Mr. Silverman negotiated a new employment agreement, which was effective as of November 19, 2009, the completion date of the Skype Acquisition. Under his new employment agreement, Mr. Silverman’s annual base salary rate was increased from $             to its current rate as a result of arm’s length negotiation of his new agreement and to partially compensate him for the increased level of expected performance as Chief Executive Officer of a stand-alone company. Ms. Shesgreen’s annual base salary rate was increased in March, 2009 from $             to $            , and further increased in March, 2010 to $            . The increase in 2009 reflects a 2.5% mandatory increase under Luxembourg law and an increase as a result of Ms. Shesgreen’s promotion to vice president effective March 1, 2009. The increase in 2010 reflects the 2.5% mandatory increase under Luxembourg law. Mr. Durchslag was hired in 2008 and his base salary was not increased in 2009 because, at the time salary increases were considered, he had been employed by us for less than a year and his initial base salary was deemed to still be appropriate.

Short-Term Cash Incentives

As a key component of our compensation program, we provide our named executive officers with the opportunity to earn cash incentives based on the achievement of our short-term business objectives. As additional cash compensation that is contingent on achievement of our business objectives, short-term cash incentives augment the base salary component while being tied directly to corporate and individual performance objectives.

Short-term cash incentives for 2009 were determined under the 2009 Skype Bonus Plan, a cash incentive program designed by eBay to align employee compensation with Skype’s corporate performance, allow us to recruit and retain competent executive talent and provide an incentive and reward for superior performance measured over the short-term. The plan provides for the payment of semi-annual bonuses based on the achievement of corporate and individual performance objectives. For 2009, 50% of the bonus was based on corporate performance measured against the financial objective of GAAP revenue at budgeted rates, which is generally viewed as a good measure of growth and the success of the business, and 50% of the bonus was based on individual performance relative to goals, job level and peers. For 2009, individual goals for our Chief Executive Officer consisted of several criteria, which were not individually weighted, including attainment of targeted performance measures, successful completion of the separation of the Skype Companies, successful management of our business and an overall performance assessment. Our Chief Financial Officer’s individual goals also consisted of several criteria, which were not individually weighted, including attainment of targeted performance measures, delivery of high quality financial and customer insight information to enable business decision making, successful completion of the separation of the Skype companies and successful support of key strategic business initiatives. The 2009 corporate performance measures were determined based on comprehensive discussions between our Chief Executive Officer, our Chief Financial Officer and eBay’s Chief Financial Officer, and were approved by the eBay Compensation Committee. Actual performance was measured at the end of each semi-annual period to determine the payout amount for both components. Corporate performance for 2009 was, for the first time, measured based solely on the Skype Companies’ and not eBay’s results and, accordingly, the measurement of corporate performance for the period July 1, 2009 through

December 31, 2009 was not affected by the Skype Acquisition. For our named executive officers, the payout range for the corporate component ranged from 0% to 200% and the payout range for the individual component ranged from 0% to 125%, so that the bonus payable ranged from 0% to 162.5% of the target bonus.

In 2009, no semi-annual bonuses would have been paid if the minimum threshold goal established for operating income was not met. Operating income, for these purposes, is a non-GAAP measure, calculated as management non-GAAP income from operations, prior to adjustment. The amount by which the bonus plan was funded for 2009 was determined based on the Company’s actual revenues measured against the established goals. The Company established “threshold,” “target” and “maximum” revenue goals and the amount funded would be 50% if the threshold revenue goal was achieved, 100% if the target revenue goal was achieved and 150% if the maximum revenue goal was achieved. When the Company achieves results that are above the target goal, an additional discretionary fund is generated for allocation to eligible employees, including our named executive officers. When the Company’s performance is below the target goal, but above the threshold goal, the Company applies a corporate component modifier which results in the individual component funding at the same percentage as the Company’s financial result. No payments are made where performance is below the threshold revenue goal even if the threshold goal established for operating profit was met. At the time they are set, the performance goals are, to a large extent, uncertain to be achieved. The threshold goals can be characterized as “stretch but attainable” goals, meaning that, based on historical performance, although attainment of this performance level is uncertain, it can reasonably be anticipated that the threshold goal may be achieved, while the target and maximum goals represent increasingly challenging and aggressive levels of performance.

The table below summarizes the threshold, target and maximum goals established for the period January 1, 2009 through June 30, 2009 and the actual performance of the Company:

		First Half 2009 Performance Range(1)			Actual Performance January 1, 2009 – June 30, 2009
Performance Metric	Weighting	Threshold	Target	Maximum	Actual	As a % of Target
Operating Income			N/A	N/A
Revenue

(1)	For performance between threshold and target revenue goals or target and maximum revenue goals, payout is determined linearly based on a straight line interpolation of the applicable payout range.

The table below summarizes the threshold, target and maximum goals established for the period July 1, 2009 through December 31, 2009 and the actual performance of the Company:

		Second Half 2009 Performance Range(1)			Actual Performance July 1, 2009 – December 31, 2009
Performance Metric	Weighting	Threshold	Target	Maximum	Actual	As a % of Target
Operating income			N/A	N/A
Revenue

(1)	For performance between threshold and target revenue goals or target and maximum revenue goals, payout is determined linearly based on a straight line interpolation of the applicable payout range.

For 2009, Messrs. Silverman and Durchslag and Ms. Shesgreen had target short-term incentive bonus opportunities equal to         %,         % and         % of their base salaries, respectively. The target bonus opportunities of our named executive officers, other than our Chief Executive Officer, were generally determined based on the bonus ranges and the compensation framework established by eBay for its employees globally. Mr. Silverman’s target bonus opportunity was set under guidelines established by the eBay Compensation Committee at the time of his appointment to the position of Chief Executive Officer in March 2008 and was maintained for 2009.

For the period January 1, 2009 through June 30, 2009, the payout level was determined by reference to the achievement of the performance goals. For the period July 1, 2009 through December 31, 2009, we met the operating profit threshold and, based on our revenue performance shown in the table above, bonus funding was 83% at target. Recognizing the extraordinary efforts and accomplishments of our employees in conjunction with the Skype Acquisition and the resulting changes to our organization, our Compensation Committee determined that it was in the best interests of the Company to fully fund the individual performance component, which accounts for 50% of the total bonus payment. As a result, the estimated bonus funding at target was increased from 83% to 91%, 41% for the corporate performance component and 50% for the individual performance component. For our Chief Executive Officer, in recognition of his extraordinary leadership in connection with the Skype Acquisition, the Compensation Committee approved a bonus equal to 100% of his target bonus, 50% for both the corporate performance component and the individual performance component.

Based on the performance of each measure listed in the tables above and individual performance, the table below displays the bonus payout for each individual (as a percentage of base salary and dollar amount) for 2009.

	2009 Annual Incentive Opportunity as a % of Base Salary			2009 Annual Payout(1)
	Threshold	Target	Maximum	In $	As a % of Base Salary
Joshua Silverman, Chief Executive Officer	%	%	(2)%	$	%
Laura Shesgreen, Vice President—Finance(3)%		%	%	$	%
Scott Durchslag, Former Chief Operating Officer	%	%	%	$	%

(1)	The amounts shown in this table reflect our Compensation Committee’s adjustment of the semi-annual bonus payments for the period July 1, 2009 through December 31, 2009 described above.
(2)	Under the new employment agreement that Mr. Silverman negotiated in connection with the Skype Acquisition, his annual target bonus was increased to % for 2010.
(3)	Ms. Shesgreen served as our Chief Financial Officer until March 31, 2010. Thereafter, she continued her employment as our Vice President of Finance.

In 2010, the Compensation Committee adopted the 2010 Skype Bonus Plan, which modified our 2009 bonus program in a number of respects. Short-term incentives continue to be based on the achievement of corporate and individual performance objectives, although the weighting was changed so that 75% of the bonus is based on corporate performance and 25% of the bonus is based on individual performance. The bonus payable can range from 0% to 162.5% of the target bonus for both components. For 2010, the corporate performance measures were also revised and, instead of being based solely on revenue as in 2009, are based on three key metrics: revenue (30%); Adjusted EBITDA for the incentive plan (“Incentive Compensation Adjusted EBITDA”) (30%); and connected users (15%). Incentive Compensation Adjusted EBITDA, for these purposes, is a different metric than the Adjusted EBITDA described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adjusted EBITDA,” primarily resulting from additional exclusions determined by management, including allocations for certain corporate and administrative services and support provided to the Company by eBay, certain relocation and severence payments to employees. The individual component of the bonus is determined by the individual to whom the named executive officer reports (or for our Chief Executive Officer, the Compensation Committee), taking into account achievement against company-aligned personal objectives rather than a fixed, prescribed performance rating, which are reviewed and approved by the Compensation Committee. In addition, no bonus will be paid if a minimum Incentive Compensation EBITDA threshold level established for the performance period is not met, instead of a minimum operating profit threshold as in 2009. The 2010 performance measures were determined based on comprehensive discussions between our Chief Executive Officer, Chief Financial Officer and input and guidance from Towers Watson and were approved by our Compensation Committee. We believe these performance measures are appropriate for our executives as they capture short- and intermediate-term results, including our continued growth trajectory, and provide a balanced measure of our performance. For our Chief Executive Officer and other employees with a title of vice president or above, performance against the revenue and Incentive Compensation Adjusted EBITDA goals is based on actual results, without restating for the effects of foreign exchange. For all other employees, performance against the revenue and Incentive Compensation Adjusted EBITDA goals is based on actual results restated to our budget constant currency rates.

For 2010, short-term incentive awards will continue to be paid on a semi-annual basis for all executives other than our Chief Executive Officer and Chief Financial Officer, who will be paid on an annual basis. Actual performance for our Chief Executive Officer and Chief Financial Officer will be measured at the end of the year to determine the payout amount for all three components. Our Compensation Committee believes that an annual performance period for our Chief Executive Officer and Chief Financial Officer is more appropriate for our business, reflects market practice for these roles and allows our Compensation Committee to have a more detailed and balanced perspective into their individual performance.

Short-term cash incentives, if any, are generally paid within two months following the close of the performance period. To be eligible to receive payment of any semi-annual cash incentive, an executive must be employed for the full calendar quarter preceding the payout and, subject to local law restrictions, must be employed on the date of payment.

The “—Grants of Plan-Based Awards in 2009” table below shows the threshold, target and maximum aggregate annual cash incentives that each of our named executive officers was able to receive in 2009. The aggregate annual cash incentives actually earned by our named executive officers in 2009 are shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Long-Term Equity Incentives

We believe that long-term incentives are a critical component of our executive compensation program and our equity incentive plan is the primary vehicle for offering long-term incentives to our executives. While we do not have formal stock ownership guidelines for executive officers at this time, we believe that equity grants provide our executives, including our named executive officers, with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. Because employees profit from stock options only if the value of our shares increases relative to the stock option’s exercise price, we believe that stock options provide a meaningful incentive to employees to build shareholder value by achieving increases in the value of our shares over time. In addition, the vesting features of our equity grants, described in more detail below, contribute to executive retention by providing an incentive to our executives to remain in our employ during the vesting period and also provide a meaningful incentive to employees to build shareholder value since a portion of the grants to named executive officers and other employees vest based on our initial equity investors’ (the “Initial Equity Investors”) return on their initial investment in connection with the Skype Acquisition. Although stock options are now expensed for financial accounting purposes like other equity-based awards, given the compensation practices used in our industry and the location of our employees, we currently use stock options as the sole means of providing long-term equity incentives to our employees.

Following the Skype Acquisition, we adopted the Skype Equity Incentive Plan, under which employees, directors, service providers and consultants are eligible to receive equity based compensation awards in the form of options to purchase ordinary shares of the Company. Stock options are granted with an exercise price that is at least equal to the fair market value of our ordinary shares on the grant date, as determined by our Compensation Committee after taking into account a variety of factors, including the most recent valuation report prepared by an independent third-party appraiser selected by the Company, vest based on the passage of time and/or the achievement of investor return thresholds and expire after ten years. A maximum of              ordinary shares of the Company are available to be subject to stock options granted under the Skype Equity Incentive Plan. As of the date of this prospectus, stock options to purchase              ordinary shares of the Company are outstanding and              ordinary shares of the Company remain available for grant. The Compensation Committee has the authority to determine the terms of any specific stock option grant, including the vesting provisions, which may vary from the default provisions set forth in the Skype Equity Incentive Plan, which are described below.

Stock options that vest based on the passage of time, referred to as time-based stock options, generally vest over five years and become exercisable as to 20% of the shares on the first anniversary of the grant date (or such other date determined by the Compensation Committee) and the remainder vesting and becoming exercisable in equal monthly installments of 1.667%. If a change in control occurs, the time-based stock options will continue to vest based on the standard schedule, but in no event will less than two-thirds of the shares subject to the stock option vest by the first anniversary of the change in control, and all such shares will be fully vested by the second anniversary of the change in control. In addition, the vesting of time-based stock options will be accelerated if, during the two-year period following a change in control, the option holder’s service terminates on account of an involuntary termination (including, for our named executive officers, a constructive termination) or on account of death or disability. The completion of this offering will not impact the vesting of time-based stock options, but will impact the vesting criteria applicable to the vesting of the performance-based stock options, as discussed below.

Stock options that vest based on the achievement of investor return thresholds, referred to as performance-based stock options, generally vest and become exercisable based on the “multiple of money” return achieved upon the occurrence of an event that results, directly or indirectly, in the sale, transfer or other disposition of ordinary shares held by the Initial Equity Investors for cash. (For this purpose, eBay International AG is not treated as an Initial Equity Investor.) If a liquidity event occurs, the percentage of performance-based stock options that vests is calculated as the product of the percentage of shares sold by the Initial Equity Investors and a pre-determined percentage of the number of shares subject to the performance-based stock option based on the multiple of money return achieved by the Initial Equity Investors. The pre-determined percentage of the tranche of options eligible to vest in connection with this offering is based on the following schedule:

Fully Diluted Multiple of Money Return	Cumulative Percentage of Individual Performance Award Vested
Less than 1.0x	0%
1.0x	22.7273%
1.5x	45.4545%
2.0x	68.1818%
2.5x	90.9091%
3.0x or greater	100%

In the event that the entire tranche of options eligible to vest does not vest at the time of the liquidity event as a result of the return achieved, the remaining options in such tranche will be forfeited. For example, if an employee holds a stock option to purchase 2,500 shares and the Initial Equity Investors sell 25% of their relevant shares and achieve a 2.0x return (i.e., 2 times $255.52, or $511.04), 625 of the 2,500 would be eligible to vest (i.e., 25% of 2,500 shares) and 426.14 shares would vest (i.e., 68.1818% of 625 shares) and 198.86 shares would be forfeited (i.e., 31.82% of 625 shares).

The performance-based stock options that are not vested at the time of an initial public offering or certain other corporate transactions will become eligible to vest on subsequent anniversaries of the completion date of the original transaction that follows the end of the Initial Equity Investors’ lock-up period (but in no event later than six months following the end of the lock-up period) relating to an initial public offering or corporate transaction. At each eligible vesting date following an initial public offering or certain other corporate transactions, 20% of the shares subject to the original performance-based stock option will become eligible to vest on each such anniversary (with a catch-up for tranches that would have vested had the performance-based stock option vested 20% annually from the completion date of the Skype Acquisition). The total percentage of performance-based stock options that actually vest will be based on the Initial Equity Investors’ multiple of money return calculated using the 90 day average trading stock price prior to such anniversary. In addition, a portion of the performance-based stock options may vest if the option holder’s service is involuntarily terminated (including, for our named executive officers, a constructive termination), with the Initial Equity Investors’ multiple of money return calculated based on the fair market value of the ordinary shares at such time. For more information regarding the compensation based expense related to performance-based stock options vesting on account of this offering, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Results of Operations—General and Administrative.” For a description of the impact of the corporate reorganization on stock options issued under the Skype Equity Incentive Plan, see “Corporate Reorganization.”

Generally, as a condition of the grant of any stock option under the Skype Equity Incentive Plan, optionholders agree that during their period of service for the Company and for six months following termination, whether voluntary or involuntary, the optionholder will not (i) compete with the Company or its affiliates, (ii) hire or attempt to hire any person who is or was, during the six months prior to the optionholder’s termination, an employee of the Company or (iii) solicit any business partner, vendor or client of the Company, provided such client’s revenues exceed $500,000 annually. The stock option agreements evidencing the grants to Messrs. Silverman and Dillon provide that the non-compete and non-solicit provisions in their employment agreement, as described below under “—Employment Agreements; Severance and Change in Control Provisions,” will apply instead of the provisions in the Skype Equity Incentive Plan.

Our Compensation Committee granted stock options to employees, including our named executive officers, in December 2009 (although the grant to our Chief Executive Officer was made at a later date, as described below), and generally intends only to make additional grants of stock options in connection with new hires or promotions of employees, for retention purposes or for other circumstances recommended by management. For stock option grants made in 2009, our Chief Executive Officer delivered recommendations to the Compensation Committee shortly after the completion of the Skype Acquisition. The nominees and grant size reflected a number of key factors and criteria, none of which were dispositive or individually weighted, including the seniority of the individual, their role and contribution to the growth and success of our business, their past performance and future potential and the importance of retaining key skills within the organization going forward. In addition, we reviewed the historic eBay equity grants received by our employees prior to the Skype Acquisition and the value of unvested eBay equity awards held by employees of the Skype Companies forfeited as a result of the Skype Acquisition. We also took into account the nature of our equity program design and limited liquidity of the stock options granted.

Mr. Silverman and Ms. Shesgreen were granted stock options to purchase              and              ordinary shares, respectively, of which 40% are time-based stock options and 60% are performance-based stock options, with an exercise price of $255.52 per share, which was determined by our Compensation Committee based on the price per share paid by the Initial Equity Investors in conjunction with the Skype Acquisition, prior to the issuance of shares in conjunction with the Joltid Transaction, and including transaction costs that we paid in connection with the Skype Acquisition. Ms. Shesgreen’s stock option grant was made on December 17, 2009 while Mr. Silverman’s grant was not made until the execution of his new employment agreement on February 22, 2010. However, the vesting commencement date for each of the stock options granted to Mr. Silverman and Ms. Shesgreen is November 19, 2009, the completion date of the Skype Acquisition. The difference in the number of shares subject to the stock options granted to Mr. Silverman and Ms. Shesgreen reflects the factors and criteria set forth above and, in particular, our Compensation Committee’s expectations of Mr. Silverman following the Skype Acquisition. For more information regarding the stock options the Compensation Committee granted in 2009, see “—Summary Compensation Table—Grants of Plan-Based Awards in 2009” below. In connection with his hiring in 2010, the Compensation Committee granted Mr. Dillon a stock option to purchase              ordinary shares, of which 40% are time-based stock options and 60% are performance-based stock options, with an exercise price equal to $255.52 per share.

Following the completion of this offering, our employees, including our named executive officers, may be eligible to receive equity-based awards pursuant to a new equity incentive plan, which the board of directors is considering adopting prior to the completion of this offering, subject to the approval of our shareholders.

In early 2010, certain members of our senior management were offered the opportunity to acquire beneficial ownership of shares of Skype Global by paying a portion of the purchase price using the proceeds of a full recourse loan from Skype Technologies. These loans were repaid on or about August 6, 2010. On August 3, 2010, contingent upon, and in consideration of, the redemption of the loan extended to these executives and the shares forfeited in conjunction therewith, the Compensation Committee granted these executives fully-vested stock options under the Skype Equity Incentive Plan to purchase                  ordinary shares in the aggregate at an exercise price of $259.17. Please see “Certain Relationships and Related Party Transactions—Management Loans and Related Option Issuances” for additional discussion of these loans and stock option grants. The equity ownership of our named executive officers is set forth in the beneficial ownership table in “Principal and Selling Shareholders.”

Other Benefits and Perquisites

We also maintain employee benefit programs for our named executive officers and other employees. Our named executive officers generally participate in our employee health and welfare benefits, including medical, dental and vision coverage and life and long-term disability insurance, as applicable, on the same basis as all of the other employees in their local jurisdiction, subject to satisfying any eligibility requirements and applicable local law. We do not currently provide employees outside of the United States with any retirement benefits. Our named executive officers that are benefit-eligible in the United States are eligible to participate, on the same basis as all our benefit-eligible U.S.-based employees, in a tax-qualified retirement savings plan that we sponsor in the United States that provides a cost-effective retirement benefit for all benefit-eligible U.S.-based employees. Our 401(k) plan allows an eligible employee to defer up to 50% of his or her eligible compensation (up to the limits set by the Internal Revenue Service). The Company makes fully-vested matching contributions to the 401(k) plan equal to 100% of an employee’s contributions, up to 4% of the employee’s eligible compensation. We do not currently provide employees, including our named executive officers, with the opportunity to defer any compensation in excess of the amounts that are legally permitted to be deferred under the Company’s 401(k) plan.

The Company’s global business needs require it on occasion to temporarily relocate certain employees with special or unique skills to countries where those skills may not be available. To meet this need, we maintain a general expatriate policy under which employees sent on expatriate assignments receive payments to cover certain expenses, including housing, relocation, living and travel expenses, tax preparation services and travel to and from the home country. In certain cases, we make tax equalization payments or reimbursements for expatriates to ensure that their assignment is tax neutral to the employee. These benefits are provided in recognition of the high cost of living in the United Kingdom and Luxembourg, where our employees have historically been assigned. In addition, Messrs. Silverman and Dillon are, and Mr. Durchslag was, provided additional benefits, including participation in an assignee health care program through Cigna International, in connection with their assignment. The total estimated cost of the expatriate benefits provided to our named executive officers in 2009 is described in further detail below under “—Summary Compensation Table.”

We do not have a formal perquisite policy, but provide perquisites for our employees in locales where there is a local legal requirement or a recognized market practice among our competitors to provide such perquisites. We do not emphasize special perquisites for our named executive officers, although the Compensation Committee may periodically review perquisites for our executive officers, particularly in the context of new employment agreements. We currently provide extremely limited special perquisites that constitute a small component of total compensation for each named executive officer and we believe that the perquisites currently offered are reasonable in comparison to those typically provided by peer companies. The perquisites provided to our named executive officers in 2009 are described in further detail below under “—Summary Compensation Table.”

For more information regarding other benefits and perquisites, see “—Summary Compensation Table” and the accompanying footnotes below.

Skype Acquisition-Related Payments and Benefits

Prior to the Skype Acquisition, our executive officers and other employees received grants of stock options and restricted stock units under equity incentive plans maintained by eBay. The Skype Acquisition was treated as a termination of employment for purposes of the eBay equity incentive plans, which generally resulted in the forfeiture of unvested eBay equity awards held by employees of the Skype Companies. The eBay Compensation Committee determined that equity awards held by our named executive officers that would have vested during the 12 month period following the Skype Acquisition would be vested as of the date of the Skype Acquisition. Vested eBay stock options remained exercisable for a period of three months from the date of the Skype Acquisition (or, if shorter, for a period ending on the stated expiration date of the stock option) and, if not exercised within that period, were cancelled. For more information regarding the value realized as a result of the exercise of eBay stock options or upon the vesting of eBay equity awards in 2009, see “—Summary Compensation Table—Options Exercised and Stock Vested in 2009” below. Mr. Silverman also exercised additional vested eBay stock options in 2010, prior to their expiration date.

In connection with the Skype Acquisition, the eBay Compensation Committee also determined that certain of our executives, including our named executive officers, would receive a special, one-time bonus to reward them for their support and dedication throughout the sale process. The amount of the transaction bonuses paid to our named executive officers was $            , $             and $             for Mr. Silverman, Ms. Shesgreen and Mr. Durchslag, respectively, which represents 12 months’ cash compensation (base salary, target bonus and certain benefits). Payments were made shortly following the completion of the Skype Acquisition and were conditioned upon the executive’s execution of a general release of claims. These bonuses are shown in the “Bonus” column of the Summary Compensation Table below.

eBay also implemented a retention bonus plan to reward the past service of certain employees of the Skype Companies, to secure their continued service and to ensure their continued dedication and objectivity through and after the Skype Acquisition without being concerned as to whether such employees might be hindered or distracted by personal uncertainties or risks created by the Skype Acquisition. Under the retention bonus plan, participants are eligible to receive a fixed retention payment within 30 days following the first anniversary of the completion of the Skype Acquisition, subject to their continued service through such date. If, prior to the payment date, we terminate a participant’s employment without “cause” (as defined in a participant’s employment or similar agreement or, if none exists, in the retention bonus plan), the retention payment will be paid within 30 days after the date of termination. If a participant’s employment with the Skype Companies terminates for any other reason (including as a result of death or disability) prior to the payment date, or if a participant gives notice prior to the payment date of his or her intent to terminate employment, the participant will forfeit any right to the retention payment. The retention bonuses payable to our named executive officers are $            , $             and $             for Mr. Silverman, Ms. Shesgreen and Mr. Durchslag, respectively. Mr. Durchslag’s retention bonus was paid in connection with his termination of employment, which was effective January 15, 2010.

Employment Agreements; Severance and Change in Control Provisions

We have employment agreements with each of our named executive officers setting forth the terms and conditions of their employment with us, which we believe provide a total compensation package competitive with the package offered by companies with whom we compete for executive talent. For more information regarding the terms and conditions of our named executive officers’ employment, see the narrative following the Grants of Plan-Based Awards in the 2009 table.

The employment agreements provide for severance and other benefits or require that we provide the executive with advanced notice of termination, as applicable, which are designed to provide economic protection so that an executive can remain focused on our business without undue personal concern in the event that his or her position is eliminated or, in some cases, significantly altered by the company, which is particularly important in light of the executives’ leadership roles at the Company. The Compensation Committee believes that providing severance or similar benefits is common among similarly situated companies and remains essential to recruiting and retaining key executives, which is a fundamental objective of our executive compensation program. For more information regarding the potential payments and benefits that would be provided to our named executive officer in connection with a termination of employment or a change in control on December 31, 2009, see “—Summary Compensation Table—Potential Payments upon Termination or Change in Control” below.

Employment Agreements with Messrs. Silverman and Dillon

On February 22, 2010, Mr. Silverman entered into a new employment agreement with Skype Inc., effective as of November 19, 2009, the date of the Skype Acquisition. Mr. Silverman’s agreement provides for his continued employment as Chief Executive Officer of Skype Global’s entire group of businesses and his continued service as a member of the board of directors of Skype Global, or following this offering, his nomination for election to our board of directors. On March 3, 2010, Mr. Dillon entered into an employment agreement with Skype Inc., effective as of the same date, providing for his employment as Chief Financial Officer of Skype Global’s entire group of businesses. Messrs. Silverman and Dillon have been seconded to Skype Communications S.à r.l for an indefinite period.

Each of the employment agreements has an initial term of three years, which commenced on November 19, 2009 for Mr. Silverman and March 31, 2010 for Mr. Dillon, and renew automatically for successive one-year periods thereafter, unless either party provides sixty days’ written notice prior to the expiration of the initial term or each successive renewal term. The employment agreements provide Messrs. Silverman and Dillon with a minimum base salary of $             and $            , respectively, which will be reviewed for increase no less frequently than annually. Both employment agreements also provide the executives with a discretionary annual bonus on the achievement of objective performance criteria, with a target annual bonus equal to         % of their annual base salary.

Messrs. Silverman’s and Dillon’s agreements provide for severance benefits payable in the event of their termination under certain circumstances, subject to the execution of a general release of claims. If the executive’s employment is terminated without “cause,” or if he resigns for “good reason” (in either case as defined in their respective agreements), the executive will be paid severance in an amount equal to a multiple of the sum of the executive’s (i) annual base salary and (ii) target annual bonus (as in effect on the date of termination). The severance amount is payable in equal installments in accordance with our regular payroll practices over the 12-month period commencing on the sixtieth day after the termination date. For purposes of calculating the severance benefit, the multiple is one and one-half times for Mr. Silverman (three times if he is terminated prior to May 19, 2012) and two times for Mr. Dillon. Messrs. Silverman and Dillon are also eligible for continued participation in our health insurance plans, subject to their election of continuation benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) and payment of the employee premium then in effect. In connection with a termination without “cause” or for “good reason,” or in the event of a termination by reason of death or disability, the executive will be eligible for a target bonus for the year of termination, based on actual results, and pro-rated for the portion of the fiscal year the executive was employed through the effective date of termination, payable in the calendar year following such termination at such time bonuses are paid to the Company’s other senior executives.

Mr. Dillon’s employment agreement provides that if his employment is terminated without “cause” or if he resigns for “good reason,” any time-vested options that would have become vested had he remained employed with us for the 12-month period following the date of his termination will be vested as of the date of termination. Similarly, the stock option granted to Mr. Silverman in April, 2010 provides that if his employment is terminated by us without “cause” or by him for “good reason” (each as defined in his employment agreement) after

November 19, 2011, any portion of the time-vested options that would have become vested had he remained employed with us for the 12-month period following the date of his termination will be vested as of the date of termination.

In addition, the employment agreements for Messrs. Silverman and Dillon provide that during the three years following the completion of this offering, the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended, will be imposed on any payments or benefits received by the executive, then the Company will pay the executive an additional payment such that he will be placed in the same after-tax position that he would have been in had no excise tax been imposed. However, recognizing that holding an executive harmless against the excise tax can be expensive for the Company, the agreements provide that if the excise tax could be avoided by reducing the payments to the executive by less than 10%, no additional payment will be made and the payments will be reduced so that the excise tax is not triggered. Thereafter, the executive will be solely responsible for the payment of any excise tax. We believe that providing this protection ensures that the executives receive the benefits that we have determined to be appropriate, notwithstanding the possible imposition of the excise tax, which can have a disparate impact on similarly situated executives.

The employment agreements each provide that, during the executive’s employment, and for 18 months in the case of Mr. Silverman, and one year in the case of Mr. Dillon, following termination, whether voluntary or involuntary, the executive will not (i) compete with the Company or its affiliates, (ii) hire or attempt to hire any person who is or was, during the six months prior to the executive’s termination, an employee of the Company or (iii) solicit any business partner, vendor or client of the Company, provided such client’s revenues exceed $500,000 annually. In addition, during the executive’s employment and for five years following termination, the Company and the executives have mutually agreed not to disparage one another.

Separation Agreement with Mr. Durchslag

In connection with Mr. Durchslag’s departure, we entered into a mutual termination and separation agreement that superseded his employment agreement. The terms of the mutual termination and separation agreement are described under “—Summary Compensation Table—Potential Payments upon Termination or Change in Control—Chief Operating Officer Termination” below.

Change in Control Provisions

The prospect of a change in control of the Company can cause significant distraction and uncertainty for executive officers and, accordingly, the Compensation Committee believes that appropriate change in control provisions in employment agreements and/or equity award agreements are important tools for aligning executives’ interests in change in control transactions with those of our stockholders by allowing our executive officers to focus on strategic transactions that may be in the best interest of our stockholders without undue concern regarding the effect of such transactions on their continued employment.

Accordingly, as discussed in “—Components of Executive Compensation—Long-Term Equity Incentives” above, upon a change in control, time-based stock options granted under the Skype Equity Incentive Plan will continue to vest based on the standard schedule, but in no event will less than two-thirds of the shares vest by the first anniversary of the change in control and all of the shares subject to the stock option by the second anniversary of the change in control. In addition, the vesting may be accelerated if, during the two-year period following a change in control, the option holder’s service terminates on account of an involuntary termination (including, for our named executive officers, a constructive termination) or on account of death or disability.

In addition, the stock option granted to Mr. Silverman in April, 2010 provides that (i) in the event that his employment is terminated by the Company without “cause” or by him for “good reason” (each as defined in his employment agreement) during the six-month period prior to a change in control, any outstanding time-vested options will vest in full if such termination or “good reason” event were in contemplation of the change in control (such vesting will be contingent on (and occur only upon) the consummation of the change in control)

and (ii) upon a change in control, any outstanding time-vested options that would have become vested on or before the second anniversary of the change in control will vest in full and any remaining unvested portion of the time-vested option will vest on the earliest of (x) the six-month anniversary of the change in control, subject in all cases to Mr. Silverman’s continued employment through the applicable vesting date, or (y) the termination of Mr. Silverman’s employment.

In addition, the employment agreements for Messrs. Silverman and Dillon provide for gross-up payments for any “golden parachute” excise tax under Section 4999 of the Internal Revenue Code, as described above under “—Employment Agreements; Severance and Change in Control Provisions—Employment Agreements with Messrs. Silverman and Dillon.”

For more information regarding the potential payments and benefits that would be provided to our named executive officer in connection with a change in control on December 31, 2009, see “—Summary Compensation Table—Potential Payments upon Termination or Change in Control” below.

Recoupment Policy

We currently do not have a recoupment policy to adjust or recover bonuses or incentive compensation paid to executive officers where such bonuses or payments were based on financial statements that were subsequently restated or otherwise amended in a manner that would have reduced the size of such bonuses or payments. Once we are publicly-traded, we will become subject to the recoupment requirements under Sarbanes-Oxley.

The employment agreements with Messrs. Silverman and Dillon provide that, in the event of a restatement of our financial statements, the board of directors has the right to recoup from the executive any portion of any annual bonus received with respect to the period for which such financial statements are or will be restated, regardless of whether the executive engaged in any misconduct or was at fault or responsible in any way for causing the restatement, if, as a result of such restatement, the executive would not have received such annual bonus or other compensation (or portion thereof). Amounts paid as an annual bonus may not be recouped more than three years after such payment unless the executive engaged in any misconduct or was at fault or responsible in any way for causing the restatement.

Stock Ownership Guidelines

Although as a private company we do not have formal stock ownership guidelines for our executive officers at this time, the Company intends to review the need for formal stock ownership guidelines in the future. The equity ownership of our named executive officers is set forth in the beneficial ownership table in “Principal and Selling Shareholders.”

Tax and Accounting Considerations

In making decisions about executive compensation, we take into account certain tax and accounting considerations. For example, we consider Sections 409A and 280G of the U.S. Internal Revenue Code of 1986, as amended. Section 409A, which governs the form and time of payment of deferred compensation, imposes additional significant taxes and penalties on a recipient of deferred compensation that does not comply with Section 409A. Section 280G also imposes additional significant taxes on recipients of payments or benefits in connection with a change in control that exceed certain limits, and we or our successor could lose a deduction on the amounts subject to the additional tax. The employment agreements, as discussed above, with Messrs. Silverman and Dillon provide that, if any payments or benefits are subject to the additional “golden parachute” excise tax under Section 4999 of the Internal Revenue Code during the three year period following this offering, the payments will be increased so that the executive is not affected by the excise tax. However, if the tax could be avoided by reducing the payments to the executive by less than 10%, the agreements provide for such a reduction. Thereafter, the executive will be solely responsible for the payment of any excise tax. We also consider local tax implications for executives located in foreign jurisdictions.

As a private company, Section 162(m) of the U.S. Internal Revenue Code does not currently apply to our compensation. After the consummation of this offering, however, Section 162(m) will limit the deductibility of the annual compensation of our named executive officers (other than our chief financial officer) to $1 million per individual unless the compensation plan and awards meet certain requirements. We intend to rely on transitional relief that is available under Section 162(m) that exempts compensation paid under a plan that existed while we are private. This transitional relief will be available to us until the earliest to occur of: (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all available shares and other compensation that has been allocated under the plan; and (iv) the first meeting of shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the offering occurs ( i.e., the first meeting of shareholders after December 31, 2013, assuming this offering is completed in 2010). While we will consider the implications of Section 162(m) and the limits of deductibility on compensation in excess of $1 million as we design our compensation program going forward, we consider it important to retain the flexibility to design a compensation program that is in the best long-term interests of our Company and our shareholders, particularly as we transition from a private company to a public company. As a result, we have not adopted a policy requiring that all compensation be deductible and our Compensation Committee may conclude that paying compensation at levels that are not deductible under Section 162(m) is nevertheless in the best long-term interests of our Company and our shareholders.

In making decisions about executive compensation, we also consider how various elements of compensation will affect our financial reporting. For example, we consider the impact of FASB Accounting Standards Codification Topic 718, “Compensation—Stock Compensation,” which requires us to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant date fair value of those awards.

Risk Considerations in our Compensation Program

We believe that the mix and design of the elements of our employee compensation policies and practices do not motivate imprudent risk taking. Consequently, we are satisfied that any potential risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following tables set forth information concerning total compensation earned by or paid in 2009 to our (i) current Chief Executive Officer, (ii) former Chief Financial Officer who currently serves as our Vice President of Finance and (iii) former Chief Operating Officer whose employment with us ceased effective January 15, 2010. These officers are referred to as the “named executive officers.”

Subsequent to the eBay Acquisition in 2005 and prior to the Skype Acquisition, as discussed above in “—Compensation Discussion and Analysis—Overview,” the Skype Companies were wholly owned by eBay and, accordingly, compensation for our named executive officers, including equity awards, was paid by eBay or one of its direct or indirect subsidiaries (including the Skype Companies). To provide you with a complete picture of the compensation of our named executive officers, the information in this prospectus for 2009 includes the compensation paid to them by eBay, or one of its direct or indirect subsidiaries, prior to the Skype Acquisition, and by the Skype Companies following the Skype Acquisition. Therefore, the compensation reported below is not necessarily indicative of how we will compensate our named executive officers in the future because compensation levels after this offering will be determined based on compensation framework established by our Compensation Committee. We expect that we will continue to review, evaluate and modify our compensation framework as a result of our becoming a publicly-traded company and the compensation program following this offering could vary significantly from our historical practices. Please see “—Compensation Discussion and Analysis” above for additional detail regarding our expected compensation philosophy and practices for future fiscal years.

Name & Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Options Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Joshua Silverman	2009	$	$	$	$	$	$	$
Chief Executive Officer

Laura Shesgreen	2009
Vice President—Finance

Scott Durchslag	2009
Former Chief Operating Officer

Grants of Plan-Based Awards in 2009

Both eBay and Skype Global granted share-based awards to certain of our named executive officers in 2009. eBay awards were made under eBay’s equity incentive plans. Awards made by Skype Global were made under the Skype Equity Incentive Plan and were granted in connection with the Skype Acquisition. The following table sets forth information about the non-equity incentive awards and equity-based awards granted by eBay and Skype Global to each of our named executive officers in 2009.

		Skype Global Awards						eBay Awards
Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All other Option Awards (# of Common Stock)	Exercise Price of Option Awards	Grant Date Fair Value of Equity Awards	All Other Stock Awards (# of Common Stock)	All other Option Awards (# of Common Stock)	Exercise Price of Option Awards	Grant Date Fair Value of Equity Awards
		Threshold	Target	Maximum
Joshua Silverman		$	$	$		$	$			$	$

Laura Shesgreen

Scott Durchslag

Outstanding Equity Awards at December 31, 2009

The following table sets forth information about the outstanding equity-based awards to acquire our common shares and the common shares of eBay held by each of our named executive officers as of December 31, 2009.

		Skype Global Awards				eBay Awards
		Option Awards				Option Awards				Stock Awards
Name	Fiscal Year Granted	Number Exercisable	Number Unexer- cisable	Exercise Price	Expiration Date	Number Exercisable	Number Unexer- cisable	Exercise Price	Expiration Date	Number Unvested	Market Value Unvested	Number Unearned and Unvested	Market Value Unearned and Unvested
Joshua Silverman				$				$			$		$

Laura Shesgreen

Scott Durchslag

Options Exercised and Stock Vested in 2009

The following table sets forth information about the value realized by each of our named executive officers as a result of the exercise of stock options or upon the vesting of equity awards in 2009.

	Skype Global Awards		eBay Awards
	Option Awards		Option Awards		Stock Awards
Name	Number of Shares Acquired Upon Exercise	Value Realized on Exercise	Number of Shares Acquired Upon Exercise	Value Realized on Exercise	Number of Shares Acquired Upon Vesting	Value Realized on Vesting
Joshua Silverman		$		$		$

Laura Shesgreen

Scott Durchslag

Pension Benefits

We do not currently sponsor or maintain any defined benefit pension benefit or retirement benefit plans providing specified retirement payments and benefits for our employees.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

We do not currently sponsor or maintain any nonqualified defined contribution or other nonqualified deferred compensation plans for the benefit of our employees.

Potential Payments upon Termination or Change in Control

The following table sets forth the estimated value of the payments and benefits that we would provide to our named executive officers in connection with termination of employment and/or change in control. In determining amounts payable, we have assumed in all cases that the termination of employment and change in control occurred on December 31, 2009 and that the initial equity investors received a multiple of money return on their investment in Skype Global of at least              times, as of December 31, 2009. The actual amounts that would be paid upon a named executive officer’s termination of employment or change of control can be determined only at the time of such event and are subject to the discretion of our Compensation Committee. The actual value that would be recognized by a named executive officer with respect to his or her stock options can only be determined at the time of exercise and could be affected by changes to fair market value of our common stock following termination of employment. Due to the number of factors that affect the nature and amounts of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. In addition, in connection with any actual termination of employment or change in control transaction, we may determine to enter into one or more agreements or to establish arrangements providing additional benefits or amounts, or altering the terms of benefits described below.

Name
Joshua Silverman
Laura Shesgreen

Chief Operating Officer Termination

On November 16, 2009, Skype Communications S.à r.l. terminated Mr. Durchslag’s employment, taking into account the 12 months’ notice period required under his employment contract. In contemplation of the Skype Acquisition, Skype Communications S.à r.l., S Technologies Ltd., eBay and Mr. Durchslag entered into a mutual termination and separation agreement, effective as of November 18, 2009, which superseded his prior employment contract except as otherwise agreed, providing that the employment relationship would terminate as of January 15, 2010. Mr. Durchslag received his base salary, international medical insurance and meal vouchers through the termination date. Mr. Durchslag also received shortly following the termination date payment for his accrued but unused vacation, reimbursement on an after-tax basis for any early termination fees as a result of the termination of employment and relocation (including school fees and automobile rentals) and reimbursement for any housing-related expenses otherwise reimbursable under his employment contract (excluding for furniture in Luxembourg) incurred through December 4, 2009. The company also covered housing expenses in Luxembourg through the termination date and any fees related to the termination of Mr. Durchslag’s housing lease.

In addition, in consideration of Mr. Durchslag’s full release and waiver of claims, Mr. Durchslag received the following amounts: (i) $             in lieu of the ten months remaining notice paid shortly following the termination date; (ii) a transaction bonus equal to $             paid in connection with the Skype Acquisition; (iii) a retention bonus equal to $             paid shortly following the termination date; (iv) $             as a bonus for the period July 1, 2009 through December 31, 2009 in accordance with the bonus plan paid at the regular time of such payout with the individual component of the bonus paid out at target; and (v) an amount equal to $             in lieu of 12 months’ of outplacement services required under the terms of his employment contract paid shortly following the termination date. Mr. Durchslag was also provided (x) tax preparation services covering the time of his employment and one year following the year of termination for the U.S., Luxembourg and the U.K., (y) health coverage for him and his immediate family until the earlier of January 15, 2011 or the date he secures employment which provides health benefits and (z) tax equalization for the amounts paid under the mutual termination and separation agreement that were otherwise required to be paid under his employment contract, which did not include the transaction bonus or the retention bonus. Mr. Durchslag was also allowed to retain his laptop computer.

In accordance with the terms of his employment contract, as a result of the change in control, Mr. Durchslag’s obligation to repay the relocation expenses paid by the company in connection with his relocation from the United States to Luxembourg was forgiven. The Company was also required to assist with expenses incurred in connection with Mr. Durchslag’s relocation to the United States (including airfare for him and his family, shipment of household goods, temporary housing in the United States for up to 30 days if necessary, and tax protection on any taxable items provided under the relocation policy). The obligation for Mr. Durchslag to repay the $500,000 sign-on bonus paid to him in 2008 when he was hired was also waived pursuant to the terms of his employment contract.

Mr. Durchslag also agreed to be subject to certain restrictive covenants, including his agreement to not engage in certain competitive activities or solicit our employees or consultants, suppliers or service providers for six months following the termination date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2007, there has not been any transaction, nor is there any proposed transaction to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than (i) as set forth below or (ii) the compensation, employment and other agreements and transactions, which are described in “Management” and “Executive Compensation” elsewhere in this prospectus.

Acquisition-Related Matters

The Skype Acquisition and Ancillary Agreements

On November 19, 2009, we acquired the Communications business segment of eBay from eBay Inc. and two wholly-owned subsidiaries of eBay, eBay International AG and Sonorit Holding, AS. The consideration consisted of (i) $1.9 billion in cash, (ii) a note payable to eBay issued by an indirect subsidiary of Skype Global in the principal amount of $125.0 million and (iii) the issuance of an equity stake of approximately 30% of the ordinary shares of Skype Global valued at $0.7 billion. Under the terms of this agreement, eBay agreed to pay 50% of any money judgment against us resulting from a final legal judgment in certain specified, preexisting legal intellectual property proceedings. Under the terms of the agreement, eBay’s liability for indemnification is generally limited to $300 million in the aggregate.

In connection with the Skype Acquisition, we entered into a number of ancillary agreements:

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Transition Services Agreement. Our indirect subsidiary, Skype Technologies S.A., entered into a transition services agreement with eBay pursuant to which eBay has agreed to provide us certain transition services in connection with the conduct of our business. These services concern, among other things, corporate information technology, global human resources business systems, financial business system support services and customer service applications support. The initial term is one year from the date of the Skype Acquisition, except for customer service applications support, the term for which was six months. We have the option to extend and may extend if necessary a number of the transition services beyond the initial term to December 31, 2010 and may terminate them upon 30 days’ notice. The fees we pay to eBay consist of (i) fees paid at completion of the Skype Acquisition, (ii) an ongoing monthly fee and (iii) fees to be charged at the termination of the transition services. The total fees and charges we incurred under the Transition Services Agreement were $1.1 million and $2.1 million for the period from November 19 to December 31, 2009 and the six months ended June 30, 2010, respectively. We expect to pay fees of $0.6 million at the termination of the transition services. In addition, we entered into an office transition agreement relating to a number of facilities leased by eBay and its affiliates.

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PayPal Payment Processing Agreement. PayPal, an eBay subsidiary, historically provided payment processing services to us prior to the Skype Acquisition. As a result of the Skype Acquisition, we entered into a commercial arm’s-length payment processing agreement with PayPal. We recognized expenses for payment processing services provided by PayPal of $4.2 million, $1.9 million, $4.1 million and $0.3 million for the years ended December 31, 2007 and 2008, and the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009, and $2.6 million and $2.0 million for the six months ended June 30, 2009 and 2010, respectively. Under the terms of the agreement with PayPal, the charges for payment processing services have fluctuated in part because we have received commercial incentives in certain periods that resulted in lower processing fees. Accounts receivable due from PayPal at December 31, 2008, December 31, 2009 and June 30, 2010 were $1.4 million, $12.8 million and $2.7 million, respectively.

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Patent Cross-License Agreement. We entered into a cross-license agreement with eBay. Under the terms of this agreement, eBay granted us and our subsidiaries a non-exclusive royalty-free license to make, use, export, import, market, distribute and sell products and services, and employ processes and methods covered by patents relating to various telephony and voice over Internet protocol technologies. The license enables us to use those eBay patents in the development, manufacture, use and distribution of software, technology, products and services for the communication of voice, video or other data over a network. We refer to these areas as the “Skype Field.” However, our license does not extend to (a) e-commerce business, products, services, technology, and transaction functionality or (b) financial business, products, services, technology and transaction capability implemented over the Internet. In return, we granted eBay and its subsidiaries a non-exclusive royalty-free license to make, use, export, import, market, distribute and sell products and services, and employ processes and methods covered by certain of our patents relating to various peer-to-peer communication technologies for all uses other than software, technology, products and services whose principal use is in the Skype Field.

•

eBay Payment-In-Kind Loan. Springboard Finance Holdco L.L.C. entered into a payment-in-kind loan agreement with eBay with a face value of $125.0 million in order to partially fund the Skype Acquisition. The note accrued interest at 12%, and both principal and interest were to become payable on November 19, 2015. On February 23, 2010, we repaid the entire outstanding payment in kind loan plus accrued and unpaid interest of $4.0 million, and the loan is no longer outstanding.

•

Tax Cooperation Agreement. On November 19, 2009, we entered into a tax cooperation agreement with eBay pursuant to which we have agreed to notify and collaborate with eBay if we propose material changes to our operations, including new business initiatives, changes to existing business models, mergers, acquisitions, disposition of stock or assets or material changes in the source or character of income. If in eBay’s reasonable judgment, such material changes may result in an increase in certain types of so-called Subpart F Income that eBay may be required to recognize in accordance with the U.S. Internal Revenue Code of 1986, as amended, and if we implement such material change without eBay’s consent, we would need to pay eBay an indemnity equal to its tax liability arising from its pro rata share of such increase in these types of Subpart F Income for each taxable year in which eBay holds (directly, indirectly or constructively) 10% or more of our voting power and in which U.S. persons holding (directly, indirectly or constructively) 10% or more of our voting power hold (directly, indirectly or constructively) in the aggregate more than 50% of our shares by vote or value. There is no indemnity required for changes implemented after the third anniversary of the completion of the Skype Acquisition, but the requirement to notify and collaborate with eBay and any indemnity for changes implemented prior to November 19, 2012 continue until the end of the first taxable year in which eBay owns (directly, indirectly or constructively) less than 10% of our voting power.

•

Cash Pool. eBay funded a special cash pool to reward eligible Skype employees. Employees are eligible to receive a bonus based on continued employment that will vest on the one-year anniversary of the Skype Acquisition. The total estimated value of the awards to be granted and funded by eBay is $10.0 million. We recognized compensation expense of $1.1 million and $5.0 million for the period from November 19 to December 31, 2009 and the six months ended June 30, 2010, respectively, related to these awards.

The Share Purchase Agreement, dated September 1, 2009, as amended and restated on September 14, 2009, and its amendments, dated September 14, 2009, October 19, 2009, October 21, 2009, November 5, 2009 and November 19, 2009, which were entered into in connection with the Skype Acquisition are filed as exhibits to the registration statement of which this prospectus is a part to provide investors with information regarding their respective terms. The Share Purchase Agreement and its amendments, however, are not intended to provide any other factual information about us. In particular, the Share Purchase Agreement contains representations, warranties, covenants and agreements that are solely for the benefit of the parties thereto, represent an allocation of risk between the parties, may be subject to standards of materiality that differ from those that are applicable to investors and may be qualified by disclosures between the parties. Accordingly, investors should not rely on the representations, warranties, covenants and agreements contained in the Share Purchase Agreement.

The Joltid Transaction

On November 1, 2009, prior to the completion of the Skype Acquisition, we entered into a transaction with Joltid Limited (“Joltid”) which comprised three components: we and eBay reached a settlement of outstanding litigation with Joltid, we acquired intellectual property rights to the “Global Index” technology from Joltid and Joltid made an $80 million equity investment in us. We collectively refer to these matters as the “Joltid Transaction.” The Joltid Transaction centered on Skype’s acquisition of intellectual property rights in the Global Index software technology that we had originally licensed from Joltid in connection with the founding of Skype. Global Index is software that, among other functionality, facilitates communication in a peer-to-peer network of Skype users. We describe the main terms of the Joltid Transaction below:

•

Settlement and non-assertion. Skype and Joltid and all other related parties settled all outstanding litigation and claims between them, and each party agreed not to assert any claims against the other party and its customers and distributors under any patents with an application date prior to the fifth anniversary of the Skype Acquisition, which closed on November 19, 2009.

•

Equity Consideration. Joltid received an approximate 10% share in the share capital of the Company (valued at the time at $224.0 million) and a cash payment of $85.0 million. In addition, Joltid received warrants to purchase an additional 98,680 Skype Global shares, equivalent to a 1% equity stake at such time, exercisable until the earlier of November 19, 2019 or the closing of a reorganization event, as defined in the warrant agreement. The warrant has since been transferred to SEP Investments Pty Limited, an entity unaffiliated with Joltid; for more information on the terms of the warrant, see “Capitalization—Warrants.”

•	Joltid Investment. Joltid also made an investment in us by investing $80.0 million in cash for an additional approximate 3.4% of our ordinary shares.

•

Acquisition of Intellectual Property Rights. We acquired from Joltid (a) ownership of Joltid’s intellectual property rights in the Global Index software provided to Skype, subject to the license-back to Joltid of certain rights described in the next bullet point, and (b) co-ownership with Joltid of patents covering database systems that are distributed across multiple computers for enhanced data storage and retrieval, which is a technology that we use in connection with the peer-to-peer architecture enabled by our software. We have the exclusive right to use and enforce these patents in the areas of (i) telephony and/or video communications between end users, and (ii) file transfer functionality, instant messaging and e-mail, when used as an ancillary service or application to telephony and/or video communications between end users, in each case, regardless of the form or method of communication or access thereto. We refer to these areas as the “Skype Exclusive Field.”

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License-back to Joltid. We granted to Joltid a non-exclusive, perpetual, royalty-free license to use, distribute, sublicense and otherwise exploit, solely outside the Skype Exclusive Field, the Global Index software that we acquired from Joltid. We retained our rights to use the Global Index software ourselves in any field of use, including outside of the Skype Exclusive Field. In addition, we remain free to license others to use the Global Index software on or in connection with (a) our platform, or publicly available products and services, or (b) the content, products or services of any third party that are enabled by or available through our platform and client or publicly available products and services. However, apart from these uses, we agreed not to license others to use the Global Index software outside of the Skype Exclusive Field.

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Other commitments. In addition, we made payments or commitments to pay or invest an additional $32.3 million to or in affiliated parties of Joltid and to reimburse $20.0 million to cover expenses incurred by Joltid. The aggregate settlement of $378.4 million resulted in a net charge of $343.8 million recorded in the Predecessor statement of operations for 2009 and reflects the estimated fair value of the equity relinquished in the settlement, less the estimated fair value of intellectual property received from Joltid.

In connection with the Joltid Transaction, we also entered into a number of related agreements:

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Agreements with Rdio, Inc. We invested $6.0 million in Rdio, Inc a new social music service founded by Janus Friis with Niklas Zennström, Skype’s founders, who are indirect beneficial owners, among others, of Rdio, Inc., pursuant to a convertible note instrument. We have agreed that for a period extending until November 19, 2011, we will not provide, other than with Rdio, or engage others to provide, services for the broadcast of professionally-produced music that is accessible by computer, mobile device, television set-top box, or other device that is capable of accessing the Internet. These restrictions are subject to certain exceptions that allow us to engage in our communications business in the ordinary course. We are free to publish a generally available application programming interface enabling third parties to provide, embed or link our products, services, software clients, or platform through third party websites, software clients, product or services. We are also able to publish a generally available application programming interface enabling third parties to provide, embed, link or otherwise expose third party software, clients, products or services on our products, services, software clients, website or platform.

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Agreement with Baaima N.V. (formerly Joost N.V.) We entered into an agreement with Joltid and Joost N.V., an affiliate of Joltid, which is now called Baaima, N.V. Skype’s founders, Janus Friis and Niklas Zennström, are indirect beneficial owners, among others, of part of Baaima. We agreed that, until May 19, 2012, we would use commercially reasonable efforts to prominently promote a new video service under development by Baaima, on our website, in marketing e-mails and through in-client dynamic content, provided the video service was of sufficient quality. In return, we are entitled to receive 50% of the adjusted gross margin resulting from the revenue generated by Baaima from the video service on our platform. We have agreed that, until May 19, 2012, we will not provide, or engage others to provide, services for the broadcast of professionally-produced cable television, network television, feature films and similar content, in each case, that is accessible by computer, mobile device, television set-top box or other device that is capable of accessing the Internet. These restrictions are subject to certain exceptions to enable us to engage in our voice communications business in the ordinary course. In particular, we are free to publish a generally available application programming interface enabling third parties to provide, embed or link our products, services, software clients, or platform through third party websites, software clients, product or services. We are also free to publish a generally available application programming interface enabling third parties to provide, embed, link or otherwise expose third party software, clients, products or services on our products, services, software clients, website or platform.

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Euroskoon Patent License and Purchase Agreement. We entered into an agreement with Euroskoon, LLC pursuant to which Euroskoon granted us a non-exclusive, irrevocable license to a number of patents. These patents cover programming for peer-to-peer technology. Under the terms of the agreement, we may sublicense these patents to (a) Joltid, (b) end users and third parties in connection with the software based products and services that we and, to the extent they interface with our products and services, our licensees make commercially available and (c) our affiliates. In return, we agreed to make an initial payment of $2.5 million and an annual royalty payment of $1.5 million. Between September 1, 2010 and September 30, 2010, we have the option to purchase the licensed patents for $9.0 million. If we do not exercise this option, Euroskoon has the option between April 1, 2011 and April 30, 2011 to obligate us to purchase the licensed patents for $7.5 million.

In connection with our agreement with Euroskoon, we entered into a sublicense agreement with Joltid whereby we granted to Joltid a non-exclusive, perpetual, royalty-free sublicense to the Euroskoon patents described above. Under the terms of the sublicense agreement, Joltid may sublicense these patents to (a) end users and (b) third parties to use, distribute, sublicense and otherwise exploit, in both cases only in connection with the software-based products and services that Joltid and, to the extent they interface with Joltid’s products and services, Joltid’s licensees make commercially available for use by or on behalf of Joltid.

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Investment in Atomico. We also agreed to invest of $10.0 million in Atomico Ventures II, LLP (which we refer to as Atomico), an Internet, technology and telecommunication venture capital fund. Skype’s founder, Niklas Zennström, is a general partner of Atomico, and with Janus Friis, among the most substantial investors in Atomico.

Shareholders Agreement

In connection with the closing of the Skype Acquisition on November 19, 2009, we entered into an agreement with our shareholders, which we refer to as our Shareholders Agreement. The Shareholders Agreement contains agreements among the parties with respect to, among other matters, the election of the members of our board of directors and restrictions on the issuance or transfer of securities (including tag-along rights, drag-along rights and public offering rights).

In connection with the corporate reorganization, our current shareholders expect to enter into an amended and restated Shareholders Agreement that provides the shareholders with certain rights, including with respect to board representation, among other provisions.

Management Services Agreements

In connection with the Skype Acquisition, we entered into management service agreements with certain of our shareholders and their affiliates, which provide for the payment of periodic monitoring fees for management, financial, consulting and other advisory services provided by them to us after completion of the Skype Acquisition. Under these agreements, Silver Lake Management Company III, L.L.C., eBay International AG, CPP Investment Board Private Holdings Inc., Andreessen Horowitz Fund I, L.P., LLC and an appointee of Joltid have been retained as managers to provide such services for an aggregate monitoring fee of $             million per annum (payable pro rata, quarterly in arrears) for the period from November 19, 2009 to December 31, 2021. The amount each manager receives is weighted by the proportion of (a) the number of ordinary shares held by such manager and by persons and entities affiliated with such manager at the time of payment, divided by (b) the number of ordinary shares held by all such managers and affiliated persons at such time. In addition, we have agreed to pay a further monitoring fee of €             million annually to Joltid for the period from November 19, 2009 to November 19, 2021.

During the period from November 19 through December 31, 2009, and the first six months of 2010, we recognized $1.7 million and $7.3 million, respectively, in fees under the management services agreements, which are reflected as general and administrative expenses in our financial statements.

Our management services agreements provide that, on the date of the consummation of any initial public offering, such as this offering, all payments we owe under these agreements will be accelerated and paid at their net present value calculated in accordance with the agreement, and the agreements will be terminated. We estimate that we will have to pay an aggregate amount of approximately $             million in connection with the termination of the management services agreements.

Under an additional management services agreement we paid an aggregate amount of $             million to Silver Lake Management Company III, L.L.C., CPP Investment Board Private Holdings Inc. and Andreessen Horowitz Fund I, L.P., LLC at the time of closing of the Skype Acquisition. In addition, we paid $             million to reimburse these managers for out-of-pocket expenses they incurred in connection with the Skype Acquisition. These payments were reflected as general and administrative expenses for the Successor period from November 19, 2009 to December 31, 2009.

Europlay Capital Advisors Consulting Agreement

On February 24 2010, we entered into a consulting agreement for strategic and transaction services with Europlay Capital Advisors, LLC. Mark Dyne is Chairman and a managing director and equity owner of Europlay Capital Advisors. Mark Dyne is a representative of two of our directors, which are corporations. Under this consulting agreement, we pay Europlay Capital Advisors a monthly retainer of $             for an initial term of twelve months effective January 2010, with the option for us to extend the arrangement on a monthly basis at the conclusion of the initial term. We may also terminate the agreement immediately upon change in control or in case of an initial public offering, such as this offering.

Management Loans and Related Option Issuances

In early 2010, Skype Technologies extended full-recourse loans to certain members of our senior management and directors, including Messrs. Flint, Silverman, Dillon, Gurlé and Stevens, the proceeds of which were invested by them to acquire beneficial ownership of shares of Skype Global. These loans were repaid on or before August 9, 2010, in part through the transfer by the relevant employees and directors of beneficial ownership of the shares of Skype Global to Skype Technologies. The table below provides details of the loans outstanding since January 1, 2009 for our directors and named executive officers:

Employee name	Largest aggregate amount of principal outstanding since January 1, 2009	Aggregate amount of principal outstanding as of August 9, 2010	Aggregate amount of principal paid between January 1, 2009 and June 30, 2010	Aggregate amount of interest paid between January 1, 2009 and June 30, 2010	Interest rate payable
Miles Flint	$241,208	$0	$0	$0	4.00-4.75%
Josh Silverman	$1,001,746	$0	$0	$0	0.61-0.67%
Adrian Dillon	$1,001,746	$0	$0	$0	0.61-0.67%
Neil Stevens	$151,656	$0	$0	$0	4.00-4.75%
David Gurlé	$283,450	$0	$0	$0	5.38%

On August 3, 2010, conditioned upon, and in consideration of, the redemption of the loans extended to certain of our employees and directors in early 2010, the same employees and directors were issued fully-vested stock options under the Skype Equity Incentive Plan to purchase an aggregate of                  ordinary shares with an exercise price of $259.17. The stock options have a 10-year term and may be exercised at any time during the term, subject to earlier termination as provided in the Skype Equity Incentive Plan.

eBay Patent Option

On August 4, 2010, we and eBay settled the Net2Phone litigation. See “Business—Legal Proceedings—Net2Phone.” In connection with the resolution of such litigation, eBay granted us an option to purchase certain patents for a period of one year until August 4, 2011. The purchase price of the option was $2 million. Should we decide to purchase the patents, we and eBay will negotiate the purchase price in good faith, and the $2 million option price will be applied to the purchase price of the patents. During the period that the option is valid for, eBay can license the underlying patents but is not permitted to sell, transfer, dispose or otherwise encumber them.

Internet Auction Company Distribution Agreement

On July 13, 2006, we entered into a distribution agreement with Internet Auction Co., Ltd (a subsidiary of eBay, which we refer to as IAC) for the distribution, marketing and promotion of paid communications services products in South Korea. Under this distribution agreement, IAC receives 21% of the gross receipts derived from IAC’s sales of paid communications services products through its Korean website as well as from Skype’s sales of SkypeIn through Skype’s website to customers directed to the Skype website by IAC, which together amounted to consideration paid of $0.9 million in 2009 for these distribution services. We may terminate the agreement on sixty days’ notice of non-renewal or in the event the Korean regulatory authority requires adjustment to Skype’s products in such a way that is not reasonably possible for Skype to accept.

Guarantee Agreement between eBay and Bibit

On August 14, 2009, eBay entered into a limited guarantee of full payment of all our liabilities to Bibit B.V. in connection with a Payment Processing Agreement that we entered into with Bibit on the same day. Bibit provides credit card payment processing for our paid products. Under the Guarantee Agreement, eBay’s maximum liability is limited to the lesser of the amounts due and owing under the Payment Processing Agreement and €4.1 million. eBay’s guarantee to Bibit terminates upon the earliest of the closing of our initial public offering and Bibit being reasonably satisfied with the outcome of their assessment of our credit and risk or November 19, 2011.

Pre-Acquisition Transactions with eBay

Prior to the completion of the Skype Acquisition, we entered into a number of transactions with eBay:

•

eBay Software Toolbar. During the year ended December 31, 2009, we entered into an agreement with eBay providing for the distribution of a software toolbar downloaded to certain users. This agreement resulted in net revenues of $2.7 million during the period from January 1, 2009 to November 18, 2009. In conjunction with the Skype Acquisition, this arrangement was terminated.

•

Corporate and Administrative Services. Our consolidated financial statements include allocations for certain corporate and administrative services and support provided to us by eBay, including finance, legal, information technology systems, shared facilities and human resources-related costs. These allocations were based on estimates of the level of effort or resources incurred by eBay on our behalf in providing these services and support. Additionally, certain other expenses incurred by eBay for our direct benefit, such as rent, salaries and certain benefits have been included as expenses in our consolidated financial statements. The total expenses allocated from eBay for the years ended December 31, 2007 and 2008, and the period from January 1 to November 18, 2009 were $4.7 million, $6.2 million and $9.6 million, respectively. Immediately prior to the closing of the Skype Acquisition, $16.8 million of outstanding payables relating to the allocations were settled with eBay while $8.8 million were forgiven.

•

Multi Party Account Pooling Agreement. Prior to the Skype Acquisition, together with other eBay affiliated companies we were a party to a Multi Party Account Pooling Agreement with a financial institution. Our participation in the pool ceased on the date of the closing of the Skype Acquisition.

In addition, prior to the Skype Acquisition, eBay from time to time guaranteed some of our obligations in the ordinary course of business. For more information on pre-acquisition transactions with eBay, see Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our ordinary shares at             , 2010 after giving effect to our corporate reorganization, both prior to and as adjusted to reflect the sale of the ADSs in this offering for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person known to us to be the beneficial owner of more than 5% of our ordinary shares; and

•	each of the selling shareholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

Under SEC rules, ordinary shares subject to options that are exercisable within 60 days of         , 2010 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the number of shares and percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Beneficial ownership “Prior to the Offering” is based on         ordinary shares outstanding on                     , 2010, after giving effect to our corporate reorganization. Beneficial ownership “After the Offering” is calculated based on ordinary shares outstanding on         , 2010, after giving effect to our corporate reorganization, plus the ordinary shares represented by ADSs to be sold by us in this offering.

Unless otherwise indicated, the business address of each of our named executive officers and directors is 22/24 Boulevard Royal, 6e étage, L-2449 Luxembourg.

	Ordinary Shares Beneficially Owned(1)(2)					Percentage of Shares Beneficially Owned(1)(2)
	Prior to the Offering	Shares Being Offered	Shares Subject to Over- allotment Option	After the Offering	After the Offering (Over- allotment Option Exercised in Full)**	Prior to the Offering	After the Offering	After the Offering (Over- allotment Option Exercised in Full)**
More than 5% Shareholders
Silver Lake Funds(3)
c/o Ugland House, South Church Street,
George Town
Grand Cayman, Cayman Islands

eBay International AG(4)
Helvetiastrasse 15/17
CH-3005 Bern
Switzerland

Joltid Limited(5)
c/o Guardian Trust Company Ltd.
(Geneva Branch)
15 boulevard Helvétique
1207 Geneva
Switzerland

CPP Investment Board Private Holdings Inc.(6)
One Queen Street East
Suite 2600, PO Box 101
Toronto, ON M5C2WS
Canada

Directors and Named Executive Officers

Other Selling Shareholders
Andreessen Horowitz Funds(7)
2875 Sand Hill Road
Menlo Park, CA 94025

*	Represents beneficial ownership of less than 1%.
**	If the underwriters exercise their option to purchase additional shares in part, then the shares to be sold by each selling shareholder will be reduced pro rata according to the portion of the over-allotment option that is not exercised.
(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Assumes completion of our corporate reorganization.
(3)

The              ordinary shares held by Silver Lake funds are comprised of (a)              ordinary shares held by Silver Lake III Cayman (AIV III), L.P., the general partner of which is Silver Lake Technology Associates III Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP III Ltd.; (b)              ordinary shares held by Silver Lake Technology Investors III Cayman, L.P., the general partner of which is Silver Lake Technology Associates III Cayman, L.P., the general partner of which is Silver Lake (Offshore) AIV GP III Ltd.; and (c)              ordinary shares held by SLP Springboard Co-Invest, L.P., the general partner of which is SLP Springboard Co-Invest GP, Ltd. Messrs. James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin, Michael J. Bingle, Egon Durban, Greg Mondre, Kenneth Y. Hao and Ms. Karen King, as directors of Silver Lake (Offshore) AIV GP III Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by Silver Lake III Cayman (AIV III), L.P., and Silver Lake Technology Investors III Cayman, L.P., but disclaim such beneficial ownership. Messrs. Alan K. Austin,

James A. Davidson, Egon Durban, Andy Wagner and Yolande A. Jun, as directors of SLP Springboard Co-Invest GP, Ltd., may be deemed to share beneficial ownership of any shares beneficially owned by SLP Springboard Co-Invest, L.P., but disclaim such beneficial ownership. Messrs. James A. Davidson and Egon Durban are members of our board of directors.

(4)	eBay International AG, a Swiss corporation, is a wholly owned subsidiary of eBay Inc.
(5)

Joltid Limited, a British Virgin Islands limited company which owns 1,085,040 ordinary shares of the Company, is a wholly owned subsidiary of Clufa Holdings Limited. The Guardian Trust Company Limited is the trustee of the Nimbus Trust and The Journey Trust. By virtue of its position as trustee of these trusts, the Guardian Trust Company Limited has sole voting and dispositive control over Clufa Holdings Limited. Niklas Zennström’s family members are the sole beneficiaries of the Nimbus Trust and Janus Friis’s family members are the sole beneficiaries of The Journey Trust. Niklas Zennström and Janus Friis each own 15% of Joltid Limited directly.

(6)

CPP Investment Board Private Holdings Inc. (“CPPIB-HI”) is a wholly owned subsidiary of the Canada Pension Plan Investment Board, which therefore beneficially owns the ordinary shares held by CPPIB-HI. All shares of the Canada Pension Plan Investment Board were issued to Canada’s Federal Minister of Finance to be held on behalf of Her Majesty Queen Elizabeth II in right of Canada. Messrs. David Denison and John Butler, in their capacities as directors of CPPIB-HI, may be deemed to have shared voting or dispositive power over these shares. Each of them, however, disclaims this beneficial ownership.

(7)

The ordinary shares held by Andreessen Horowitz funds are comprised of (a)                      ordinary shares held by Andreessen Horowitz Fund I., L.P.; (b)                      ordinary shares held by Andreessen Horowitz Fund I-A, L.P.; and (c)                      ordinary shares held by Andreessen Horowitz Fund I-B, L.P. The general partner of each Andreessen Horowitz fund is AH Equity Partners I, L.L.C., of which the sole Managing Members are Marc Andreessen and Ben Horowitz.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of some of the terms of our ordinary shares, based on our articles of incorporation as they will become effective upon completion of our corporate reorganization and the Luxembourg law of August 10, 1915 on commercial companies.

The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of incorporation, the form of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and applicable Luxembourg law and in particular Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time. You may obtain copies of our articles of incorporation as described under “Where You Can Find More Information” in this prospectus.

General

Skype S.A. is a Luxembourg joint stock company (société anonyme). The company’s legal name is “Skype S.A.” Skype S.A. was incorporated on July 23, 2010 as a société à responsabilité limitée and was transformed into a société anonyme on                      2010.

Skype S.A. is registered with the Luxembourg Registry of Trade and Companies under number B 154.674. Skype S.A. has its registered office at 22/24 boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.

The corporate purpose of Skype S.A., as stated in Article 4 (Purpose, object), is the following: The object of Skype S.A. is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. Skype S.A. may carry out its business through branches in Luxembourg or abroad.

Skype S.A. may borrow in any form and proceed to the issue by private or public of bonds, convertible bonds and debentures or any other securities or instruments it deems fit.

In a general fashion Skype S.A. may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Skype S.A. has an interest or which form part of the group of companies to which Skype S.A. belongs or any entity as Skype S.A. may deem fit (including up stream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

Finally, Skype S.A. can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

Share Capital

After our corporate reorganization, our issued share capital will be                      represented by                      ordinary shares with a nominal value of $0.01 each. All issued shares will be fully paid up.

Immediately after completion of this offering, there will be              ordinary shares outstanding (including ordinary shares represented by ADSs).

We have an authorized unissued share capital of $             and are authorized to issue up to              ordinary shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of $0.01 each. Immediately after completion of this offering, the authorized unissued share capital will be $            .

Our articles of incorporation authorize our board of directors to issue ordinary shares within the limits of the authorized unissued share capital at such times and on such terms as our board or its delegates may decide for a period commencing on the date of our corporate reorganization and ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette (unless such period is extended, amended or renewed). Accordingly, our board may issue up to              ordinary shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

Our authorized share capital is determined by our articles of incorporation, as amended from time to time, and may be increased, reduced or extended by amending the articles of incorporation by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General Meeting of Shareholders,” “—Amendment to the Articles of Incorporation”).

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board of directors to suppress, waive or limit any pre-emptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized unissued share capital. Such shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium).

Form and Transfer of Shares

Our ordinary shares are issued in registered form only and are freely transferable under Luxembourg law and our articles but our board of directors may however impose transfer restrictions for Shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our ordinary shares.

Under Luxembourg law, the ownership of registered shares is established by the inscription of the name of the shareholder and the number of shares held by him or her in the shareholder register.

Without prejudice to the conditions for transfer by book entry where shares are recorded in the shareholder register on behalf of one or more persons in the name of a depository, each transfer of shares shall be effected by written declaration of transfer to be recorded in the shareholder register, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. We may accept and enter into the shareholder register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register and the holders of shares shall be entered into one of the registers. Shareholders may elect to be entered into one of these registers and to transfer their shares to another register so maintained. At present, we have no separate shareholders’ registers other than the shareholders’ register maintained at our registered office.

In addition, our articles of incorporation provide that our ordinary shares may be held through a securities settlement system or a professional depository of securities. Ordinary shares held in such manner have the same rights and obligations as ordinary shares recorded in our shareholder register. Ordinary shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.

Issuance of Shares

Pursuant to Luxembourg law of August 10, 1915 on commercial companies, the issuance of ordinary shares requires the amendment of our articles of incorporation by approval of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General Meeting of Shareholders” and “—Amendment to the Articles of Incorporation”). The general meeting may approve an authorized unissued share capital and authorize the board of directors to issue ordinary shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and such authorization to the board of directors to issue shares.

We currently have an authorized unissued share capital of $             and the board of directors is authorized to issue up to              ordinary shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of $             per share. Immediately after completion of this offering, the authorized share capital will be $            . See above “—Share Capital.”

Our articles provide that no fractional shares shall be issued.

Our ordinary shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our ordinary shares.

Pre-emptive Rights

Unless limited, waived or cancelled by our board of directors (see above “—Share Capital”), holders of our ordinary shares have a pro rata pre-emptive right to subscribe for any new shares issued for cash consideration. Our articles provide that pre-emptive rights can be limited, waived or cancelled by our board of directors for a period ending on              in the event of an increase of the issued share capital by the board of directors within the limits of the authorized unissued share capital.

Repurchase of Shares

We cannot subscribe for our own ordinary shares.

We may, however, repurchase issued ordinary shares or have another person repurchase issued ordinary shares for our account, subject to the following conditions:

•

prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of ordinary shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share;

•

the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or our articles of incorporation; and

•	only fully paid-up shares may be repurchased.

The general meeting of shareholders has granted the board of directors the authorization to repurchase up to             % of the issued share capital. The authorization will be valid for a period ending on the earlier of 5 years from              or the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the board of directors is authorized to acquire and sell ordinary shares in the company under the conditions set forth in Article 49-2 of the Luxembourg law on commercial companies, dated August 10, 1915, as amended from time to time. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force.

The purchase price per ordinary share to be paid shall not represent more than             and shall not be less than             .

In addition, pursuant to Luxembourg law Skype S.A. may directly or indirectly repurchase ordinary shares by decision of our board of directors without the prior approval of the general meeting of shareholders if such repurchase is deemed by the board of directors to be necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to employees.

Capital Reduction

Our articles of incorporation provide that our issued share capital may be reduced, subject to the approval or prior authorization of the requisite two-thirds majority of the votes at a quorate extraordinary general shareholders’ meeting (see “—General Meeting of Shareholders,” “—Amendment to the Articles of Incorporation”).

General Meeting of Shareholders

Any regularly constituted general meeting of shareholders of Skype S.A. represents the entire body of shareholders of Skype S.A.

Each of our ordinary shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our articles of incorporation. Each ordinary share entitles the holder to one vote at a general meeting of shareholders. Our articles of incorporation provide that our board of directors shall adopt all other regulations and rules concerning the attendance to the general meeting, and availability of access cards, proxy forms in order to enable shareholders to exercise their right to vote as it deems fit. Our board of directors may further determine a date preceding the general meeting as the record date for admission to the general meeting.

A shareholder may participate at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, the appointment of which shall be in writing. Our articles of incorporation provide that our board of directors may determine a date by which we or our agents must have received duly completed proxy forms in order for such form to be taken into account at the general meeting.

When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and in the case of the second notice, at least eight days before the meeting) in the Mémorial, Recueil des Sociétés et Associations, and in a Luxembourg newspaper. Our articles of incorporation provide that if the shares of the Company are listed on a regulated market, the general meeting will also be convened in accordance with the publicity requirements of such regulated market applicable to us.

Our articles of incorporation provide that in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders should receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account shall be blocked until the close of the general meeting. Such certificates as well as any proxy forms should be submitted to us no later than the day preceding the fifth working day before the date of the general meeting unless our board of directors fixes a different period.

The annual ordinary general meeting of shareholders of Skype S.A. is held at 2.00 p.m. (Central European Time) on the second Wednesday of June of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the next following business day.

Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so request in writing with an indication of the meeting agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the general meeting of shareholders.

Voting Rights

Each share entitles the holder thereof to one vote at a general meeting of shareholders.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of incorporation and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: pursuant to Luxembourg law and our articles of incorporation, for any ordinary resolutions to be considered at a general meeting, the quorum at such meeting must be at least thirty three point thirty three percent (33.33%) of all outstanding shares of the Company (unless otherwise mandatorily required by law, which is in particular the case for the revocation of directors where no quorum applies) and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes”.

Extraordinary Resolutions: extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution of Skype S.A. and (e) an amendment to our articles of incorporation. Pursuant to Luxembourg law and our articles, for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least the higher of (i) one half (50%) of our issued share capital or (ii) thirty three point thirty three percent (33.33%) of all our outstanding shares. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least thirty three point thirty three percent (33.33%) of all our outstanding shares. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution.

Appointment and Removal of Directors. Members of our board of directors may be elected by ordinary resolution at a general meeting of shareholders. Under the articles of incorporation, all directors are elected for a period of up to six (6) years. If our general meeting so decides, the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. The articles of incorporation provide that in case of a vacancy the board of directors may fill such vacancy. The directors shall be eligible for re-election indefinitely.

Neither Luxembourg law nor our articles of incorporation contain any restrictions as to the voting of our shares by non-Luxembourg residents.

Amendment to the Articles of Incorporation

Shareholder Approval Requirements. Luxembourg law requires that an amendment of the articles of incorporation is made by extraordinary resolution. The agenda of the general meeting of shareholders must indicate the proposed amendments to the articles of incorporation.

Pursuant to Luxembourg law and our articles, for an extraordinary resolutions to be considered at a general meeting the quorum shall be at least the higher of (i) one half (50%) of our issued share capital or (ii) thirty three point thirty three percent (33.33%) of all our outstanding shares. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least thirty three point thirty three percent (33.33%) of all our outstanding shares. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution.

Formalities. Any resolutions to amend the articles of incorporation must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.

Merger and Division

A merger by absorption whereby one Luxembourg company after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance of shares in the acquiring company to the shareholders of the company being acquired, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved at a general meeting by an extraordinary resolution of the Luxembourg company, and the general meeting must be held before a notary.

Liquidation

In the event of our liquidation, dissolution or winding-up, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata according to their respective shareholdings. Generally the decisions to liquidate, dissolve or wind-up require the passing of an extraordinary resolution at a general meeting of our shareholders of each company, and such meeting must be held before a notary.

No Appraisal Rights

Neither Luxembourg law nor our articles of incorporation provide for any appraisal rights of dissenting shareholders.

Distributions

Subject to Luxembourg law, if and when a distribution is declared by the general meeting of shareholders or the board of directors, each ordinary share is entitled to participate equally in such distribution of funds legally available for such purposes. Pursuant to our articles of incorporation, the general meeting of shareholders may approve a distribution and the board of directors may declare an interim distribution, to the extent permitted by Luxembourg law.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution was declared.

Annual Accounts

Under Luxembourg law, the board of directors must prepare annual accounts, i.e., an inventory of the assets and liabilities of Skype S.A. together with a balance sheet and a profit and loss account each year. Our board of directors must also annually prepare consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at our registered office at least 15 calendar days prior to the date of the annual ordinary general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg registry of trade and companies.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual ordinary general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.

In addition, any registered shareholder is entitled to receive a copy of the annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge prior to the date of the annual ordinary general meeting of shareholders.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Board of Directors

The management of Skype S.A. is vested in a board of directors. Our articles of incorporation provide that the board must comprise at least three members and no more than              members.

The board meets as often as company interests require.

A majority of the members of the board present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented. The board may also take decisions by means of resolutions in writing signed by all directors.

The general shareholders’ meeting elects directors and decides their respective terms. Directors may be re-elected but the term of their office may not exceed six years. If our general meeting so decides, the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a resolution passed by simple majority vote, irrespective of the number of shares present at such general shareholders’ meeting. If the board has a vacancy, the remaining directors have the right to fill such vacancy on a temporary basis pursuant to the affirmative vote of a majority of the remaining directors. The term of a temporary director elected to fill a vacancy expires at the end of the term of office of the replaced director, provided, however, that the next general shareholders’ meeting shall be requested definitively to elect any temporary director.

Within the limits provided for by law, our board may delegate to one or more persons the daily management of the company and the authority to represent the company.

No director shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure in any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director is in any way interested be liable to be voided merely on account of his position as director, nor shall any director who is so interested be liable to account to us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Any director having an interest in a transaction submitted for approval to the board that conflicts with our interest, shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations. At the next general meeting, before any other resolution is put to a vote, a special report shall be made on any transactions in which any of the directors may have had an interest that conflicts with our interest.

No shareholding qualification for directors is required.

Directors and other officers, past and present, are entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director. We may purchase and maintain insurance for any director or other officer against any such liability.

No indemnification shall be provided against any liability to us or our shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer. No indemnification will be provided in the event of a settlement (unless approved by a court or the board), nor will indemnification be provided in criminal defence proceedings in which that director or officer is convicted of an offense.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is             .

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American depositary shares, or ADSs. Each ADS will represent                      ordinary shares deposited with the Luxembourg office of             , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System (described below), or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, or ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company (DTC), pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership will be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Luxembourg law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent.

Cash. After completion of this offering, we do not expect to declare or pay any cash dividends or cash distributions on our ordinary shares for the foreseeable future. If we were to pay a cash dividend or distribution in a currency other than U.S. dollars, the depositary will convert that dividend or distribution into U.S. dollars if it can do so on a reasonable basis and, if applicable, can transfer the U.S. dollars to the United States. If that is not possible or if any governmental approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency if it cannot convert for the account of any ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest thereon. If the applicable exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of your distribution. Before making any cash dividend or other cash distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “United States and Luxembourg Income Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Ordinary shares. The depositary may, and will if we ask it to, distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional ordinary shares. If we offer holders of our ordinary shares any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In general, we would be required to register the securities underlying any rights under the Securities Act of 1933 in order for the depositary to distribute those rights to holders of ADSs. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADS holders.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf if you so request. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADS holder, the depositary may choose any practicable method of distribution for such ADS holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADS holder as deposited securities or property, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. The depositary will round all payments to the nearest whole cent.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Record Dates

The depositary may fix record dates for the determination of the ADS holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares;

•	to give instructions for the exercise of voting rights at a meeting of holders of shares;

•	for the determination of the registered holders who shall be responsible for any fee or charge assessed by the depositary as provided for in the deposit agreement; or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares.

However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

The depositary will try, as far as practical, subject to the laws of Luxembourg and of our articles of incorporation or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Fees and Expenses

What fees and expenses will you be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement, $5.00 or less for each 100 ADSs (or any portion thereof) issued or surrendered, as the case may be.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of $0.02 or less per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADSs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our ordinary shares or other deposited securities (which charge shall be assessed against holders of ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions, if any);

•

a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities are instead distributed by the depositary to those holders entitled thereto;

•	taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes;

•	expenses of the depositary in connection with cable, telex and facsimile transmission and delivery charges incurred at your request (when expressly provided in the deposit agreement);

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, if any, or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-generating services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions; or

•	sell any securities or property received and distribute the proceeds as cash.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment; in such case the depositary shall mail a notice of termination to the owners of all ADSs then outstanding at least 30 days prior to the termination date.

After termination, the depositary and its agents will only collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. As soon as practicable after the expiration of four months from the termination date, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Prior to the issuance, registration, registration of transfer, or cancellation of any ADRs, ADSs or the split-up or combination of any ADRs or the delivery of any distribution in respect thereof, we, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable law, regulations, provisions of or governing shares and terms of the deposit agreement and the ADSs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The delivery of ADSs, the acceptance of deposits of shares, the registration of transfer of ADSs or split-up or combination of ADRs, generally or in particular instances, may be suspended when the ADS register or any register for shares is closed or when any such action is deemed reasonably necessary or advisable by the depositary or by us or because of any requirement of law or of any governmental body or commission.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend or other distribution on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•

when it is reasonably necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder

(notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for inspection by ADS holders any reports and written communications, including any proxy soliciting material, received from us which are both received by the depositary as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any such reports and written communications, including any proxy soliciting material, generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADS holders, the depositary will mail copies of them to ADS holders.

The depositary or its agent will maintain a register for the registration and registration of transfer of ADSs and combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement or the ADSs. Such register may be closed from time to time, when deemed expedient by the depositary or when requested by us.

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Luxembourg. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Luxembourg and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Luxembourg and our articles of incorporation or the rights of holders of the ordinary shares of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	Luxembourg

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

Pursuant to the Luxembourg law dated August 10, 1915, as amended (the “Luxembourg Corporate Law”), the board of directors must be composed of at least three directors. They are appointed by the general meeting of shareholders (by proposal of the board, the shareholders or a spontaneous candidacy) by a simple majority of the votes cast. Directors may be re-elected but the term of their office may not exceed six years.

Pursuant to our articles of incorporation directors are elected by a resolution at a general meeting where a quorum of at least thirty three point thirty three percent (33.33%) of all our outstanding shares are represented and a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

Our articles of incorporation provide that in case of a vacancy, the remaining board members may elect a director to fill the vacancy. See “Comparison of Shareholder Rights—Filling Vacancies on the Board of Directors.”

The articles of incorporation may provide for different classes of directors. Our articles of incorporation do not provide for different classes of directors and each director has one vote.

Our articles of incorporation provide that the board may set up committees and determine their composition, powers and rules.

Delaware	Luxembourg

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Luxembourg Corporate Law provides that directors do not assume any personal obligations for commitments of the company. Directors are liable to the company for the execution of their duties as directors and for any misconduct in the management of the company’s affairs.

Directors are further jointly and severally liable both to the company and to any third parties for damages resulting from violations of the law or the articles of incorporation of the company. Directors will only be discharged from such liability for violations to which they were not a party, provided no misconduct is attributable to them and they have reported such violations at the first general meeting after they had knowledge thereof.

In addition, directors may under specific circumstances also be subject to criminal liability, such as in the case of an abuse of assets.

Our articles of incorporation provide that directors and officers, past and present, are entitled to indemnification from the company to the fullest extent permitted by law against liability and all expenses reasonably incurred by him/her in connection with any claim, action, suit or proceeding in which he/she is involved by virtue of his/her being or having been a director.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.	Under Luxembourg law no restriction exists as to the transactions that a shareholder may conclude with the company. The transaction must however be in the corporate interest of the company and be made on arm’s length terms.

Delaware	Luxembourg

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.	Not applicable.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred shares, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).	Pursuant to Luxembourg Corporate Law, directors may be removed at any time with or without cause by the general meeting of shareholders by a simple majority of the votes cast.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred shares, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Luxembourg law provides that in the event of a vacancy of a director seat, the remaining directors may, unless the articles of incorporation of the company provide otherwise, provisionally fill such vacancy until the next annual general meeting at which the shareholders will be asked to confirm the appointment.

The decision to fill a vacancy must be taken at a duly convened and quorate meeting of the board of directors.

Our articles of incorporation provide that vacancies for reasons of death, retirement, resignation, dismissal, removal or otherwise may be filled by decision of the remaining board members in office.

Delaware	Luxembourg

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The shareholders of a Delaware corporation also have the power to amend bylaws.

Under Luxembourg Corporate Law, amendments to the articles of incorporation of the company require an extraordinary general meeting of shareholders held in front of a public notary at which at least one half of the share capital is represented. The notice of the extraordinary general meeting shall set out the proposed amendments to the articles of incorporation.

If the aforementioned quorum is not reached, a second meeting may be convened by means of notices published twice at intervals of fifteen days or less and fifteen days before the meeting in the Luxembourg official gazette (Mémorial, Recueil des Sociétés et Associations) and in two Luxembourg newspapers. The second meeting shall be validly constituted regardless of the proportion of the share capital represented.

At both meetings, resolutions will be adopted if approved by at least two-thirds of the votes cast. Where classes of shares exist and the resolution to be adopted by the general meeting of shareholders changes the respective rights attaching to such shares, the resolution will be adopted only if the conditions as to quorum and majority set out above are fulfilled with respect to each class of shares. A change of nationality of the company as well as an increase of the commitments of its shareholders require however the unanimous consent of the shareholders (and bondholders, if any).

If the company has issued bonds, any amendments to the object of the company or its legal form (except in the case of a merger, de-merger or assimilated operations) require the approval of the bondholders’ general meeting.

Our articles of incorporation provide that for an extraordinary resolutions to be considered at a general meeting the quorum shall be at least the higher of (i) one half (50%) of our issued share capital or (ii) thirty three point thirty three percent (33.33%) of all our outstanding shares. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least thirty three point thirty three percent (33.33%) of all our outstanding shares. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution.

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In very limited circumstances the board of directors may be authorized by the shareholders to amend the articles of incorporation, albeit always within the limits set forth by the shareholders. This is the case in the context of the company’s authorized share capital within which the board of directors is authorized to issue further shares or in the context of a share capital reduction and cancellation of shares. The board of directors is then authorized to appear in front of a notary public to record the capital increase or decrease and to amend the share capital set forth in the articles of incorporation.

Meetings of Shareholders

Annual and Special Meetings

Typical bylaws provide that annual meetings of shareholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of shareholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Pursuant to Luxembourg Corporate Law, at least one general meeting of shareholders must be held each year on the day and at the time indicated in the articles of incorporation of the company. The purpose of such annual general meeting is to approve the annual accounts, allocate the results, proceed to statutory appointments and grant discharge to the directors. The annual general meeting must be held within six months of the end of each financial year.

Our articles provide that our annual general meeting be held on the second Wednesday of June of each year at 2 pm CET. If that day is a legal or banking holiday, the meeting will be held on the next following business day.

Other meetings of shareholders may be convened.

Pursuant to Luxembourg law the board of directors (and the supervisory auditors (commissaires)) is obliged to convene a general meeting so that it is held within a period of one month of the receipt of a written request of shareholders representing one-tenth of the issued capital. Such request must be in writing and indicate the agenda of the meeting.

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Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Luxembourg law distinguishes ordinary resolutions and extraordinary resolutions.

Extraordinary resolutions relate to proposed amendments to the articles of incorporation and certain other limited matters. All other resolutions are ordinary resolutions.

Ordinary Resolutions: pursuant to Luxemburg law there is no requirement of a quorum for any ordinary resolutions to be considered at a general meeting, and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes”.

Extraordinary Resolutions: extraordinary resolutions are required for any of the following matters, among others: (a) an increase or decrease of the authorized or issued capital, (b) a limitation or exclusion of preemptive rights, (c) approval of a statutory merger or de-merger (scission), (d) dissolution and (e) an amendment of the articles of incorporation.

Pursuant to Luxembourg law for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least one half (50%) of the issued share capital. If the said quorum is not present, a second meeting may be convened at which Luxembourg law does not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Our articles of incorporation provide that for any ordinary resolutions to be considered at a general meeting, the quorum at such meeting must be at least thirty three point thirty three percent (33.33%) of all our outstanding shares (unless otherwise mandatorily required by law which is in particular the case for the revocation of directors where no quorum applies) and such ordinary resolutions shall be adopted by a simple majority of votes validly cast on such resolution. Abstentions are not considered “votes.”

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Our articles of incorporation provide that for any extraordinary resolutions to be considered at a general meeting the quorum shall be at least the higher of (i) one half (50%) of our issued share capital or (ii) thirty three point thirty three percent (33.33%) of all our outstanding shares. If the said quorum is not present, a second meeting may be convened at which the quorum shall be at least thirty three point thirty three percent (33.33%) of all our outstanding shares. Any extraordinary resolution shall be adopted at a quorate general meeting (save as otherwise provided by mandatory law) at a two thirds (2/3) majority of the votes validly cast on such resolution. Abstentions are not considered “votes.”

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•    acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•    in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be

Pursuant to Luxembourg law on agency, agents are entitled to be reimbursed any advances or expenses made or incurred in the course of their duties, except in cases of fault or negligence on their part.

Luxembourg law on agency is applicable to the mandate of directors and agents of the company.

Our articles of incorporation contain indemnification provisions setting forth the scope of indemnification of our directors and officers. These provisions allow us to indemnify directors and officers against liability (to the extent permitted by law) and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, except in cases of willful malfeasance, bad faith, gross negligence or reckless disregard of the duties of a director or officer. The indemnification extends, inter alia, to legal fees, costs and amounts paid in the context of a settlement.

Pursuant to Luxembourg law, a company is generally liable for any violations committed by employees in the performance of their functions except where such violations are not in any way linked to the duties of the employee.

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made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Under Luxembourg law, and our articles of incorporation the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of incorporation of the company.

Any type of business combination that would require an amendment to the articles of incorporation, such as a merger, de-merger, consolidation, dissolution or voluntary liquidation, requires an extraordinary resolution of a general meeting of a shareholder.

Transactions such as a sale, lease or exchange of substantial company assets require only the approval of the board of directors. Neither Luxembourg law nor our articles of incorporation contain any provision specifically requiring the board of directors to obtain shareholder approval of the sale, lease or exchange of substantial assets of the company.

The Delaware General Corporation Law also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.	Not applicable.

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Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

A shareholder meeting must always be called if the matter to be considered requires a shareholder resolution under Luxembourg law or our articles of incorporation.

Pursuant to Luxembourg law, shareholders of a public company may not take actions by written consent. All shareholder actions must be approved at an actual meeting of shareholders held before a notary public or under private seal, depending on the nature of the matter. Shareholders may vote by proxy.

Shareholder Suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

Pursuant to Luxembourg law, and our articles of incorporation, the board of directors has the widest power to take any action necessary or useful to achieve the corporate object. The board’s powers are limited only by law and the articles of incorporation of the company.

Luxembourg law does not require shareholder approval before legal action may be initiated on behalf of the company. The board of directors has sole authority to decide whether to initiate legal action to enforce the company’s rights (other than, in certain circumstances, in the case of an action against board members).

Shareholders do not generally have authority to initiate legal action on the company’s behalf. However, the general meeting of shareholders may vote to initiate legal action against directors on grounds that such directors have failed to perform their duties. If a director is responsible for a breach of the law or of a provision of the articles of incorporation, an action can be initiated by any third party including a shareholder having a legitimate interest. In the case of a shareholder, such interest must be different from the interest of the company.

Luxembourg procedural law does not recognize the concept of class actions.

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Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Pursuant to Luxembourg law, distributions may be made (i) by decision of the general meeting out of available profits (up to the prior year end and after approval of accounts as of the end of and for the prior year) and reserves (including premium) and (ii) by the board of directors as interim dividends (accomptes sur dividends) out of available profits (up to prior year end) and reserves (including premium).

We may only make distributions if the following conditions are met:

•   except in the event of a reduction of the issued share capital, a distribution to shareholders may not be made if net assets on the closing date of the preceding fiscal year are, or following such distribution would become, less than the sum of the issued share capital plus reserves, which may not be distributed by law or under our articles of incorporation.

•   the amount of a distribution to shareholders may not exceed the sum of net profits at the end of the preceding fiscal year plus any profits carried forward and any amounts drawn from reserves which are available for that purpose, less any losses carried forward and with certain amounts to be placed in reserve in accordance with the law or our articles of incorporation.

Interim distributions may only be made if the following conditions are met:

•   interim accounts indicate sufficient funds available for distribution.

•   the amount to be distributed may not exceed total net profits since the end of the preceding fiscal year for which the annual accounts have been approved, plus any profits carried forward and sums

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       drawn from reserves available for this purpose, less losses carried forward and any sums to be placed in reserves in accordance with the law or the articles of incorporation.

•   the board may declare interim distributions no more than two months after the date at which the interim accounts have been drawn up.

•   prior to declaring an interim distribution, the board must receive a report from company auditors confirming that the conditions are met for an interim distribution.

The amount of distributions declared by the annual general meeting of shareholders shall include (i) the amount previously declared by the board of directors (i.e., the interim distributions for the year of which accounts are being approved), and if proposed (ii) the (new) distributions declared on the annual accounts.

Where interim distribution payments exceed the amount of the distribution subsequently declared at the general meeting, any such overpayment shall be deducted from the next distribution.

Our articles of incorporation do permit interim distributions decided by our board of directors.

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Pursuant to Luxembourg law, the company (or any party acting on its behalf) may repurchase its own shares and hold them in treasury, provided:

•   the shareholders at a general meeting have previously authorized the board of directors to acquire company shares. The general meeting shall determine the terms and conditions of the proposed acquisition and in particular the maximum number of shares to be acquired, the period for which the authorization is given (which may not exceed five years) and, in the case of acquisition for value, the maximum and minimum consideration.

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•   the acquisitions, including shares previously acquired by the company and held by it, and shares acquired by a person acting in his own name but on behalf of the company, may not have the effect of reducing the net assets below the amount of the issued share capital plus the reserves, which may not be distributed by law or under the articles of incorporation.

•   only fully paid-up shares may be repurchased.

No prior authorization by shareholders is required (i) if the acquisition is made to prevent serious and imminent harm to the company, provided the board of directors informs the next general meeting of the reasons for and the purpose of the acquisitions made, the number and nominal values or the accounting value of the shares acquired, the proportion of the subscribed capital which they represent and the consideration paid for them; and (ii) in the case of shares acquired by either the company or by a person acting on behalf of the company with a view to redistribute the shares to the staff of the company provided that the distribution of such shares is made within 12 months from their acquisition.

Luxembourg law provides for further situations in which the above conditions do not apply, including the acquisition of shares pursuant to a decision to reduce the capital of the company or the acquisition of shares issued as redeemable shares. Such acquisitions may not have the effect of reducing net assets below the aggregate of subscribed capital and reserves, which may not be distributed by law and are subject to specific provisions on reductions in capital and redeemable shares of Luxembourg law.

Any shares acquired in contravention of the above provisions must be re-sold within a period of one year after the acquisition or be cancelled at the expiration of the one-year period.

As long as shares are held in treasury, the voting rights attached thereto are suspended. Further, to the extent the treasury shares are reflected as assets on the balance sheet of the company, a non-distributable reserve of the same amount must be reflected as a liability.

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Our articles of incorporation provide that shares may be acquired in accordance with the law. The general meeting of shareholders authorized the acquisition of up to for a period ending on .

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

There are no rules under Luxembourg law preventing a director from entering into contracts or transactions with the company to the extent the contract or the transaction is in the corporate interest of the company.

Luxembourg Corporate Law prohibits a director from participating in deliberations and voting on a transaction if (a) such director, or a third party in which such director has an interest, is a party to such transaction, and (b) the interests of such director or third-party conflict with the interests of the company. The relevant director must disclose his personal interest to the board of directors and abstain from voting. The transaction and the director’s interest therein shall be reported to the next succeeding general meeting of shareholders.

The articles of incorporation of the company may require that certain transactions between a director and the company be submitted for board and/or shareholder approval.

Dissenters’ Rights

Under the Delaware General Corporation Law, a shareholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.	Neither Luxembourg law nor our articles provide for appraisal rights.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a shareholder has the number of votes equal to the number of shares held by such shareholder times the number of directors nominated for election. The shareholder may cast all of such votes for one director or among the directors in any proportion.	Not applicable. See “—Board of Directors.”

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Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred shares with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.	Pursuant to Luxembourg law, it is possible to create an authorized but unissued share capital from which the board of directors is authorized by the shareholders to issue further shares and, under certain conditions, to limit, restrict or waive preferential subscription rights of existing shareholders. The rights attached to the shares issued within the authorized share capital will be equal to those attached to existing shares and set forth in the articles of incorporation of the company.

In addition, Delaware law does not prohibit a corporation from adopting a shareholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.	The authority of the board of directors to issue additional shares is valid for a period of up to five years unless renewed by vote of the holders of at least two-thirds of the votes cast at a shareholders meeting.

Our articles of incorporation provide for an authorized unissued share capital of $ and are authorized to issue up to ordinary shares (subject to stock splits, consolidation of shares or like transactions) with a nominal value of $0.01 each. Immediately after completion of this offering, the authorized unissued share capital will be $ .

Our articles of incorporation authorize our board of directors to issue ordinary shares within the limits of the authorized unissued share capital at such times and on such terms as our board of directors or its delegates may decide for a period commencing on the date of our corporate reorganization and ending five years after the date on which the minutes of the shareholders’ meeting approving such authorization are published in the Luxembourg official gazette (unless such period is extended, amended or renewed). Accordingly, our board may issue up to ordinary shares until such date. We currently intend to seek renewals and/or extensions as required from time to time.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our ordinary shares or ADSs.

Sale of Restricted Securities

Upon completion of this offering, there will be a total of              ordinary shares outstanding (including ordinary shares represented by ADSs), or              ordinary shares if the underwriters exercise their option to purchase additional ADSs from the selling shareholders in full. All of the ADSs sold in this offering will be freely tradable without restriction under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              ordinary shares (and any ADSs representing those shares) will be “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption under Rule 144 under the Securities Act, which is described below.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the date on which the registration statement of which this prospectus is a part becomes effective under the Securities Act, a person (or persons whose shares are aggregated) who is an affiliate of ours and has beneficially owned ordinary shares for at least six months will be entitled to sell in any three-month period a number of shares (including shares represented by ADSs) that does not exceed the greater of:

•	1% of the number of ordinary shares ( shares immediately after this offering or shares if the underwriters’ option to purchase additional shares is exercised in full); or

•	the average weekly trading volume of our ADSs on The Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the SEC.

Under Rule 144, a person, or persons whose shares must be aggregated, who is not an affiliate of ours, and who has not been an affiliate of ours for at least 90 days before the sale, and who has beneficially owned the ordinary shares proposed to be sold for at least six months is entitled to sell the shares without restriction; provided that, until the shares (or any such ADSs) have been held for at least one year, they may only be sold subject to the availability of current public information about us.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

Lock-Up Arrangements

Pursuant to lock-up agreements described under “Underwriting” entered into in connection with this offering, we, our executive officers and directors and the selling shareholders are prohibited, subject to exceptions, from selling or otherwise transferring any ordinary shares for a period of              days after the date of this prospectus. However, the representatives of the underwriters, in their sole discretion, may release any of the shares subject to these lock-up agreements at any time without notice.

Luxembourg Resale Restrictions

No prospectus within the meaning of the Luxembourg Law of July 10, 2005 on Prospectuses for Securities (the “2005 Luxembourg Law”) implementing Directive 2003/71/EC of the European Parliament and Council of November 4, 2003 on prospectuses to be published when securities are offered to the public or admitted to trading has been filed in Luxembourg with respect to our ADSs and ordinary shares and therefore our ADSs and ordinary shares may not be offered or sold to the public in Luxembourg (within the meaning of the 2005 Luxembourg law).

Effects of Sales of Ordinary Shares and ADSs

No prediction can be made as to the effect that sales of ordinary shares (in the form of ordinary shares or ADSs) from time to time, or the availability of our shares or ADSs for sale, may have on the market price for our ADSs. Sales of substantial amounts of our ordinary shares or ADSs, or the perception that such sales could occur, could adversely affect the market price of our ADSs and could impair our ability to obtain financing in the future through the offering or sale of ADSs or other equity or equity-linked securities.

UNITED STATES AND LUXEMBOURG INCOME TAX CONSIDERATIONS

United States Federal Income Tax Considerations

This section describes certain United States federal income tax consequences of owning and disposing of the ADSs. This discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to you as owner of the ADSs. In particular, it applies to you only if you acquire your ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This discussion addresses only United States federal income tax consequences and does not address the tax treatment of the ownership and disposition of the ADSs under applicable state or local laws of any jurisdiction. This section does not discuss the tax consequences of the corporate reorganization which was completed immediately prior to this offering to an existing holder of shares at the time of the corporate reorganization. This section does not apply if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a financial institution;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction;

•	a U.S. expatriate; or

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Income Tax Treaty between Luxembourg and the United States (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs.

You are a U.S. Holder if you are a beneficial owner of ADSs and you are:

•	a citizen or resident of the United States;

•	a domestic corporation (or other domestic entity treated as a corporation for US federal income tax purposes);

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. Holder” is a beneficial owner of ADSs (other than a partnership or other entity treated as a partnership for US federal income tax purposes) that is not a U.S. person for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local and the Luxembourg and other tax consequences of owning and disposing of ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

Taxation of Distributions

U.S. Holders. Subject to the passive foreign investment company (or “PFIC”) rules discussed below, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation as ordinary income. If you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 should constitute “qualified dividend income,” provided that the ADSs are readily tradable on The Nasdaq Global Select Market or on another established securities market in the United States or we are eligible for the benefits of the Treaty. It is expected that the ADSs will be listed on The Nasdaq Global Select Market and therefore “readily tradable.” Absent new legislation extending the current rates, dividends received in taxable years beginning on or after January 1, 2011 will be subject to ordinary income rates.

You must include any Luxembourg tax withheld from the dividend payment as part of the gross amount of the dividend even though you do not in fact receive it. The dividend is taxable to you when the depositary receives it, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain.

Subject to certain limitations, the Luxembourg tax withheld in accordance with the Treaty and paid over to Luxembourg will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

We expect that following this offering we will be 50% or more owned, by vote or value, by United States persons and it is possible that at least 10% of our earnings and profits will be attributable to sources within the United States. Accordingly, a portion of our dividends may be treated as derived from sources within the United States, for foreign tax credit limitation purposes. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends will be calculated as follows: the numerator of such ratio will be the portion of our earnings and profits from sources within the United States for such taxable year, and the denominator will be the total amount of our earnings and profits for such taxable year. However, we do not expect to provide U.S. Holders with such ratio. The remaining portion of the dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you. In general, your ability to use foreign tax credits may be limited and is dependent on your particular circumstances. U.S. Holders should consult their own tax advisors with respect to these matters.

Controlled Foreign Corporation Rules. A foreign corporation will be treated as a “controlled foreign corporation” (“CFC”) for United States federal income tax purposes if, on any day during the taxable year of such foreign corporation, more than 50% of the equity interests in such corporation, measured by reference to the combined voting power or value of the equity of the corporation, is owned directly or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code by United States Shareholders. For this purpose, a “United States Shareholder” is any United States person that possesses directly, or by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code, 10% or more of the combined voting power of all classes of equity in such corporation. If a foreign corporation is a CFC for an uninterrupted period of 30 days or more during any taxable year, each United States Shareholder of the corporation who owns, directly or indirectly, shares or ADSs in the corporation on the last day of the taxable year on which it is a CFC will be required to include in its gross income for United States federal income tax purposes its pro rata share of the CFC’s “Subpart F income,” even if the Subpart F income is not distributed. Subpart F income generally includes passive income but also includes certain related party sales, manufacturing and services income.

We expect that we and certain of our non-U.S. subsidiaries are CFCs for United States federal income tax purposes. Accordingly, United States persons who might, directly, indirectly or constructively, acquire 10% or more of the shares or ADSs of Skype S.A. or any of its non-U.S. subsidiaries, and therefore might be a United States Shareholder, should consider the possible application of the CFC rules, and consult a tax advisor with respect to such matter.

Non-U.S. Holders. Dividends paid to you in respect of ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. Holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. Holders. Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss equal to the difference between the amount that you realize and your tax basis in your ADSs. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. Holders. You will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

In general, with respect to U.S. Holders, a foreign corporation will be a PFIC if for any taxable year in which such corporation’s ADSs are held by U.S. Holders, at least 75% of the gross income for the taxable year is passive income or at least 50% of the value of such corporation’s assets, determined on the basis of a quarterly average, is attributable to assets that produce or are held for the production of passive income.

We believe that your ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the ADSs, gain realized on the sale or other disposition of your ADSs would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain or distribution was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Notwithstanding the above, if we are properly treated as both a PFIC and a CFC for United States federal income tax purposes, U.S. Holders that are also United States Shareholders (as defined above) would be taxed under the CFC rules described above and not under the PFIC rules described above for any periods during which they are a United States Shareholder. In such case, the holder would become subject to the PFIC rules if it ceases to be a United States Shareholder and we continue to be properly treated as a PFIC, in which case, in general, the holder’s holding period would be treated as beginning on the first day after its United States Shareholder status ended.

Medicare Tax

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of ADSs, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ADSs.

Information with Respect to Foreign Financial Assets

Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of ADSs.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. Holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States; and

•	the payment of proceeds to you from the sale of ADSs effected at a United States office of a broker.

Additionally, backup withholding (currently at a rate of 28%, and 31% after December 31, 2010) may apply to such payments if you are a noncorporate U.S. Holder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Pursuant to recently enacted legislation, certain payments made to corporate U.S. Holders after December 31, 2011 may also be subject to information reporting and backup withholding.

If you are a non-U.S. Holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•

other dividend payments and the payment of the proceeds from the sale of ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax; and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business;

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

Luxembourg Tax Considerations

Tax regime applicable to capital gains realized upon disposal of shares or ADSs

The following is a summary discussion of certain Luxembourg tax considerations of the acquisition, ownership and disposition of your ADSs that may be applicable to you if you acquire our ADSs. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to you and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this prospectus and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders.” A “non- Luxembourg Holder” means any investor in ADSs or shares of Skype S.A. other than a Luxembourg Holder.

Luxembourg Holders

Luxembourg individual holders

For Luxembourg resident individuals holding (together, directly or indirectly, with his or her spouse or civil partner or underage children) 10% or less of the share capital of Skype Global S.A., capital gains will only be taxable if they are realized on a sale of shares (or ADSs), which takes place before their acquisition or within the first six months following their acquisition.

For Luxembourg resident individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of Skype Global S.A., capital gains will be taxable at a special rate, regardless of the holding period.

Luxembourg corporate holders

Capital gains realized upon the disposal of shares or ADSs by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.59% for the fiscal year ending 2010 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the Luxembourg corporate holder pursuant to article 166 of the Luxembourg Income Tax law subject to the fulfilment of the conditions set forth therein. The scope of the capital gains exemption may be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

Non-Luxembourg Holders

An individual non-Luxembourg Holder of shares or ADSs (who has no permanent establishment or permanent representative in Luxembourg to which the shares or the ADSs would be attributable) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares or ADSs if such holder has (together with his or her spouse or civil partner and underage children) directly or indirectly held more than 10% of the capital of Skype S.A., at any time during the five years preceding the disposal, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

A corporate non-Luxembourg Holder (that is, a collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment or a permanent representative in Luxembourg to which shares or ADSs would be attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares or ADSs as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the shares or ADSs may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfilment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment or permanent representative in Luxembourg to which the shares or ADSs would be attributable will not be subject to any Luxembourg tax on a gain realized on a disposal of such shares or ADSs unless such holder holds, directly or through tax transparent entities, more than 10% of the share capital of Skype S.A., and the disposal of shares or ADSs occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.

Tax regime applicable to distributions

Withholding tax

Dividend distributions by Skype S.A. are subject to a withholding tax of 15%. Distributions by the Company sourced from a reduction of capital as defined in Article 97 (3) of the Luxembourg Income Tax Law including, among others, share premium should not be subject to withholding tax provided no newly accumulated fiscal profits are recognized by the Company on a standalone basis.

Where a withholding needs to be applied, the rate of the withholding tax may be reduced pursuant to the double tax treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable collectivité within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) a corporation which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of July 23, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC), (iii) a corporation or a cooperative resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law, (iv) a corporation resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, (v) a corporation subject to a tax comparable to corporate income tax as provided by Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg and (vi) a Luxembourg permanent establishment of one of the above-mentioned categories, provided each time that at the date of payment, the holder holds directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares or ADSs representing at least 10% of the share capital of Skype SA or which had an acquisition price of at least €1,200,000.

Luxembourg Holders

Non-Luxembourg holders of the shares or ADSs who have neither a permanent establishment nor a permanent representative in Luxembourg to which the shares or ADSs would be attributable are not liable for any Luxembourg tax on dividends paid on the shares or ADSs, other than a potential withholding tax as described above.

Net wealth tax

Luxembourg Holders

Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares or ADSs held unless (i) the Luxembourg Holder is an entity subject to net wealth tax in Luxembourg; or (ii) the shares or ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares or ADSs may be exempt from net wealth tax subject to the conditions set forth by Article 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

Non-Luxembourg Holders

Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares or ADSs held unless the shares or ADSs are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.

Stamp and registration taxes

No registration tax or stamp duty will be payable by a holder of shares or ADSs in Luxembourg solely upon the disposal of shares or ADSs by sale or exchange.

Estate and gift taxes

No estate or inheritance tax is levied on the transfer of shares or ADSs upon the death of a holder of shares or ADSs in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes, and no gift tax is levied upon a gift of shares or ADSs if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of shares or ADSs is a resident of Luxembourg for tax purposes at the time of his death, the shares or ADSs are included in its taxable estate for inheritance tax or estate tax purposes.

UNDERWRITING

The company, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table.              is the representative of the underwriters.

Underwriters	Number of ADSs
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Lazard Capital Markets LLC
RBC Capital Markets Corporation
UBS Securities LLC
Allen & Company LLC
Evercore Group L.L.C.

Total

The underwriters are committed to take and pay for all of the ADSs being offered if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional              ADSs from the selling shareholders. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase these ADSs in approximately the same proportions as set forth in the table above.

The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional ADSs.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

The ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We intend to make a portion of this offering available to our customers based on the nature and extent of their relationship with Skype. A Skype customer wishing to be considered for an allocation as a customer in the offering must have a brokerage account with an eligible broker and provide to the broker his or her Skype Name. Further details regarding customer participation will follow in a future prospectus.

We, our executive officers and directors and the selling shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ADSs or securities convertible into or exchangeable for our ADSs during the period from the date of this prospectus continuing through the date          days after the date of this prospectus, except that the representatives, in their sole discretion, may release any of the shares subject to these lock-up agreements at any time without notice. This agreement does not apply to, among other things, any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain other transfer restrictions.

Prior to this offering, there has been no public market for the ADSs or ordinary shares. The initial public offering price has been negotiated among us, the selling shareholders and the representative. The factors considered in determining the initial public offering price of the ADSs included, in addition to prevailing market conditions, our historical performance, estimates of our business potential and prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply to have the ADSs approved for listing on The Nasdaq Global Select Market under the symbol             .

We do not currently intend to list our ordinary shares on any stock exchange or quotation system and we do not anticipate that there will be an active trading market for our ordinary shares after this offering .

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market from and after the date of this prospectus that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriting syndicate a portion of the underwriting discounts and commissions received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time without notice. These transactions may be effected on The Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Restrictions on Sales Outside the United States

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Other

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

We estimate that expenses of the offering, excluding underwriting discounts and commissions, incurred by us will be approximately $            .

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time provided, and may in the future provide, various financial advisory and investment and commercial banking services for us and our affiliates for which they received or will receive fees and expenses. In particular, affiliates of certain of the underwriters are lenders under our credit facilities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF SECURITIES

Certain legal matters in connection with this offering will be passed upon for us by Neal D. Goldman, our Chief Legal and Regulatory Officer. The validity of the ordinary shares represented by ADSs will be passed upon for us by Elvinger, Hoss & Prussen, Luxembourg. We are also being represented as to U.S. matters by Sullivan & Cromwell LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP and Arendt & Medernach, Luxembourg with respect to Luxembourg law.

EXPERTS

The consolidated financial statements of Skype Group S.à r.l. as of December 31, 2009 (Successor) and for the period from November 19, 2009 to December 31, 2009 (Successor), included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Skype Luxembourg Holdings S.à r.l. as of December 31, 2008 (Predecessor) and for the period January 1, 2009 to November 18, 2009 and for each of the two years in the period ended December 31, 2008 (Predecessor), included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1, of which this prospectus is a part, with the Securities and Exchange Commission, or SEC, relating to this offering. A related registration statement on Form F-6 is being filed to register the issuance of ADSs. This prospectus does not contain all of the information in the registration statement, including the exhibits filed with the registration statement. You should read the registration statement and the exhibits filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement for a more complete description of the matter involved.

Upon declaration of effectiveness of the registration statement of which this prospectus is a part, we will become subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will be required to file reports and other information with the SEC, including annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, proxy statements and other information. You may inspect and copy reports and other information filed with the SEC at the public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us as follows: Skype S.A., 22/24 Boulevard Royal, 6e étage, L-2449 Luxembourg, telephone +352 2663-9130.

We have appointed The Bank of New York Mellon to act as depositary for our ADSs. The Bank of New York Mellon on our behalf will distribute to the holders of ADSs an annual report and interim reports. We will provide the depositary with copies of any other notices, reports and communications we give to our shareholders and we will ask the depositary to forward these copies to you.

SKYPE GLOBAL S.à r.l.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2007, 2008 and 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Skype Luxembourg Holdings S.à.r.l.:

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of invested equity and of cash flows present fairly, in all material respects, the financial position of Skype Luxembourg Holdings S.à.r.l. and its subsidiaries and associated Companies at December 31, 2008, and the results of their operations and their cash flows for the period January 1, 2009 to November 18, 2009 and for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 14 to the combined financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in 2007.

/s/    PricewaterhouseCoopers LLP

San Jose, California

April 27, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Skype Global S.à.r.l.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Skype Global S.à.r.l. and its subsidiaries at December 31, 2009, and the results of their operations and their cash flows for the period from November 19, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

/s/    PricewaterhouseCoopers LLP

San Jose, California

April 27, 2010, except for the effects of purchase price adjustments discussed in Note 4 and settlement of litigation matters discussed in Note 17, as to which the date is August 9, 2010.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars, except share and per share information)

	PREDECESSOR	SUCCESSOR
	December 31, 2008	December 31, 2009
Current assets:
Cash and cash equivalents	$260,187	$114,077
Accounts receivable, net	48,814	46,540
Accounts receivable from related parties	1,440	22,847
Prepaid expenses and other current assets	9,363	18,981

Total current assets	319,804	202,445
Property and equipment, net	6,040	13,238
Goodwill	1,836,562	2,372,779
Intangible assets, net	112,934	788,118
Other non-current assets	7,195	33,124

Total assets	$2,282,535	$3,409,704

Current liabilities:
Current portion of long term debt	$—	$35,000
Accounts payable	23,593	5,195
Accounts payable to related parties	15,919	11,053
Accrued expenses and other current liabilities	65,159	90,852
Deferred revenue and user advances	108,012	142,600
Income taxes payable	7,210	8,470
Accrued interest expense	—	9,076

Total current liabilities	219,893	302,246
Long term debt	—	772,220
Deferred and other tax liabilities	2,600	97,665

Total liabilities	222,493	1,172,131

Commitments and contingencies (Note 15)
Invested equity/stockholders’ equity:
eBay net investment	1,654,042	—
Common stock classes A,B,C,D,E,F,G,H,I,J: $0.01 par value; 941,460 shares of each of the 10 classes authorized; 941,460 shares of each class are issued and outstanding at December 31, 2009 (successor);	—	94
Additional paid-in capital	—	2,315,996
Warrant	—	17,214
Accumulated deficit	—	(99,721)
Accumulated other comprehensive income	406,000	3,990

Total invested equity/stockholders’ equity	2,060,042	2,237,573

Total liabilities and invested equity/stockholders’ equity	$2,282,535	$3,409,704

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars)

	PREDECESSOR			SUCCESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009

Net revenues	$381,551	$551,364	$626,458	$92,445
Cost of net revenues	228,638	290,053	293,533	44,836

Gross profit	152,913	261,311	332,925	47,609

Operating expenses:
Sales and marketing	67,195	85,630	111,029	17,267
Product development	22,078	31,124	34,993	5,809
General and administrative	41,169	51,863	50,208	113,284
Amortization of acquired intangible assets	65,514	69,832	55,453	13,284
Litigation settlement (Note 13)	—	—	343,826	—
Impairment of goodwill	1,390,938	—	—	—

Total operating expenses	1,586,894	238,449	595,509	149,644

(Loss)/income from operations	(1,433,981)	22,862	(262,584)	(102,035)
Interest income and other (expense), net	5,303	10,297	(2,549)	5,492
Interest expense	—	—	—	(10,387)

(Loss)/income before income taxes	(1,428,678)	33,159	(265,133)	(106,930)
Income tax (benefit)/expense	(23,342)	(8,447)	3,950	(7,209)

Net (loss)/income	$(1,405,336)	$41,606	$(269,083)	$(99,721)

Basic and diluted net loss per share (Class A through J)				$(10.59)
Weighted average shares, basic and diluted (Class A through J)				9,414,600

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED EQUITY

(Expressed in thousands of U.S. dollars, except share information)

PREDECESSOR	eBay Net Investment	Accumulated Other Comprehensive Income	Total Invested Equity

Balance at January 1, 2007	$2,536,077	$257,951	$2,794,028

Comprehensive loss:
Foreign currency translation adjustment	—	245,049	245,049
Net loss	(1,405,336)	—	(1,405,336)

Comprehensive loss			(1,160,287)

Net investment by eBay	468,342	—	468,342
Purchase price adjustment	(22,543)	—	(22,543)
Stock-based compensation	10,269	—	10,269
Tax benefits from stock-based compensation	(406)	—	(406)

Balance at December 31, 2007	1,586,403	503,000	2,089,403

Comprehensive loss:
Foreign currency translation adjustment	—	(97,000)	(97,000)
Net income	41,606	—	41,606

Comprehensive loss			(55,394)

Stock-based compensation	12,826	—	12,826
Net investment by eBay	13,143	—	13,143
Tax benefits from stock-based compensation	64	—	64

Balance at December 31, 2008	1,654,042	406,000	2,060,042

Comprehensive loss:
Foreign currency translation adjustment	—	128,299	128,299
Net loss	(269,083)	—	(269,083)

Comprehensive loss			(140,784)

Stock-based compensation	14,485	—	14,485
Net return of investment to eBay	(254,599)	—	(254,599)

Balance at November 18, 2009	$1,144,845	$534,299	$1,679,144

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in thousands of U.S. dollars, except share information)

SUCCESSOR	Common Stock		Additional Paid-in Capital	Warrant	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount

Balance at November 19, 2009	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	9,414,600	94	2,315,735	—	—	—	2,315,829
Issuance of warrants	—	—	—	17,214	—	—	17,214
Comprehensive loss:
Foreign currency translation adjustment	—	—	—	—	—	3,990	3,990
Net loss	—	—	—	—	(99,721)	—	(99,721)

Comprehensive loss	—	—	—	—	—	—	(95,731)

Stock-based compensation	—	—	261	—	—	—	261

Balance at December 31, 2009	9,414,600	$94	$2,315,996	$17,214	$(99,721)	$3,990	$2,237,573

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	PREDECESSOR			SUCCESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009

Cash flows from operating activities
Net (loss)/income	$(1,405,336)	$41,606	$(269,083)	$(99,721)
Adjustments:
Provision for doubtful accounts	69	243	1,597	—
Depreciation and amortization	73,303	75,534	60,649	18,400
(Gain)/loss on disposal of property and equipment	(83)	1,167	3	—
Impairment of goodwill	1,390,938	—	—	—
Impairment of investment	—	—	4,082	—
Non-cash litigation settlement (Note 13)	—	—	241,176	—
Stock-based compensation	10,269	12,826	14,485	261
Deferred income taxes	(30,271)	(15,838)	(513)	(7,875)
Tax benefit from stock-based compensation	(406)	64	—	—
Excess tax benefits from stock-based compensation	(12)	(162)	—	—
Changes in assets and liabilities, net of disposal effects:
Accounts receivable	(1,969)	(24,550)	2,960	(3,076)
Accounts receivable from related parties	3,647	387	(8,578)	(1,995)
Prepaid expenses and other current assets	(8,377)	2,159	(16,189)	6,499
Other non-current assets	(47)	—	5	3
Accounts payable	13,333	4,394	(20,029)	1,747
Accounts payable to related parties	3,012	7,041	(8,991)	3,619
Accrued expenses and other current liabilities	2,892	21,514	(2,675)	9,823
Deferred revenue and user advances	25,151	20,445	26,025	5,639
Liability associated with litigation settlement (Note 13)	—	—	102,650	(94,400)
Interest payable	—	—	—	9,837
Income taxes payable and other tax liabilities	4,107	1,971	475	326

Net cash provided by (used in) operating activities	80,220	148,801	128,049	(150,913)

Cash flows from investing activities:
Purchases of property and equipment	(5,686)	(4,964)	(11,733)	(1,751)
Purchase of intangible assets, net	—	—	—	(34,600)
Purchase of the Skype companies	(530,334)	—	—	(1,916,630)
Purchase of other long-term investments	—	—	—	(6,000)

Net cash used in investing activities	(536,020)	(4,964)	(11,733)	(1,958,981)

Cash flows from financing activities:
Net investment by eBay	468,342	13,143	(263,302)	—
Proceeds from issue of long term debt	—	—	—	681,700
Payment for debt issuance costs	—	—	—	(27,670)
Proceeds from issue of common stock	—	—	—	1,427,983
Excess tax benefits from stock-based compensation	12	162	—	—

Net cash (used in) provided by financing activities	468,354	13,305	(263,302)	2,082,013

Effect of exchange rate changes on cash and cash equivalents	9,778	(12,839)	29,127	(370)

Net increase (decrease) in cash and cash equivalents	22,332	144,303	(117,859)	(28,251)
Cash and cash equivalents at beginning of period	93,552	115,884	260,187	142,328

Cash and cash equivalents at end of period	$115,884	$260,187	$142,328	$114,077

Supplemental cash flow disclosures:
Cash paid for interest	2	3	—	—
Cash paid for income taxes	2,875	3,330	157	330

The accompanying notes are an integral part of these consolidated financial statements.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Nature of Operations

Skype Global S.à r.l. (“Skype Global”, and formerly SLP III Cayman DS IV Holding S.à r.l. and Springboard Group S.à r.l.) was formed in September 2008 by an investor group led by Silver Lake Partners (“Silver Lake”), and includes Joltid Limited and certain affiliated parties (“Joltid”), Andreessen Horowitz, eBay Inc. (“eBay”), the Canada Pension Plan (“CPP”) Investment Board and Charleston Investment Holdings.

Skype Global is the Successor to the Communications business segment (“Predecessor”) of eBay which consisted of the assets and liabilities of Skype Luxembourg Holdings S.à r.l. (“Skype Holdings”) and its affiliates, Sonorit Holdings A.S. (“Sonorit”) and Skype Inc. (collectively the “Skype Companies”). On November 19, 2009, Skype Global acquired the Skype Companies from eBay for consideration valued at $2.7 billion, hereinafter referred to as (the “Skype Acquisition”). Skype Global is a holding company and conducts no operations of its own. Prior to the acquisition of the Skype Companies, Skype Global’s activities related only to the Skype Acquisition and have been included in the period from November 19, 2009 to December 31, 2009. Subsequent to the acquisition, the Skype Companies became direct, wholly-owned subsidiaries of Skype Global. All of our operations are conducted by the Skype Companies.

References in the notes of these combined and consolidated financial statements to the “Company”, “Skype”, “we”, “our”, “us” and similar references, refer to Skype Global, Skype Holdings, or the Skype Companies, as applicable.

Skype is a leading global Internet communications company and is headquartered in Luxembourg, with offices in Europe, the U.S. and Asia. Our software-based communications solution offers a simple and convenient way for Skype users to stay in touch through free and low cost voice and video calls. We also offer other communication tools such as instant messaging, SMS text messaging and file transferring.

Note 2—Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Predecessor financial statements and successor financial statements are presented which represent the periods preceding and succeeding the Skype Acquisition, respectively.

Predecessor Period

We have historically operated as part of eBay, and not as a stand-alone Company. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America from the accounting records of eBay using the historical basis of assets and liabilities of Skype Companies.

The predecessor financial statements include 100% of the assets and liabilities of the Skype Companies and have been presented on a combined basis. All intra-company transactions between the Skype companies have been eliminated in preparing and reporting the combined results.

For presentation purposes, the Predecessor’s combined financial statements are referred to as consolidated financial statements.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

On October 14, 2005, eBay acquired the Skype Companies (with the exception of Skype Holdings, which eBay formed to consummate the acquisition in 2005, Sonorit, which eBay acquired in April 2006, and certain indirect subsidiaries of Skype Global incorporated subsequent to the acquisition by eBay) (which we refer to as eBay Acquisition.) The acquisition was accounted for as a purchase. Accordingly, all assets and liabilities acquired were adjusted to their fair market values as of the date of purchase and the allocation of the purchase price paid by eBay is reflected in the predecessor financial statements. eBay held its investment in Skype Holdings through a combination of ordinary shares and Convertible Preferred Equity Certificates (“CPEC’s”).

The CPECs were denominated in Euro and, had a par value of €25.00 each. The CPECs were mandatorily redeemable on the 49th anniversary of the date of issuance at the greater of the par value plus accrued yield and the fair market value or were convertible into ordinary shares of Skype Holdings on the 30th anniversary from the date of issuance at the option of either the Company or of eBay. In addition, the Company was allowed to provide optional redemption notice at anytime. The CPECs carried a yield at a rate equal between 80% and 85%, depending on the issuance, of the 12-month Euribor rate which was reset on the first day of each annual accrual period. Immediately prior to the Skype Acquisition, the CPECs were converted into ordinary shares. During the years ended December 31, 2007 and 2008 and for the period from January 1, 2009 to November 18, 2009, the CPECs resulted in a total yield of $116.1 million, $164.2 million and $91.6 million, respectively. No yield was paid in cash until the conversion of CPECs into ordinary shares at which time Skype paid yield of $271.8 million in cash, of which approximately $9.0 million was paid subsequent to the Skype Acquisition, and $182.6 million of yield was forgiven. The CPECs have been included as eBay’s net investment under Invested Equity.

In April 2006, eBay purchased Sonorit, a development stage entity, to acquire engineers that were focused on developing proprietary voice quality technology. The net assets acquired and operating expenses of Sonorit are combined in the predecessor financial statements since the date of its acquisition.

In January 2008, Skype Holdings transferred its wholly-owned subsidiary Skype Inc. to eBay for cash consideration of $13.1 million. Since Skype Inc. was subsequently sold as part of the Skype Acquisition, the net assets and results of operations have been presented in the financial statements on a combined basis in all periods of the predecessor and on a consolidated basis for the successor. The cash consideration received from eBay as a result of this transfer is recorded as an increase in the net investment by eBay in the statement of changes in invested equity.

The amount of eBay’s investment in Skype Companies is disclosed as Invested Equity in the statement of financial position in each of these periods presented. The Invested Equity represents eBay’s investment in Skype which was comprised of ordinary shares in Skype Holdings (including the shares represented by the conversion of the CPECs), and also includes contributions from (including allocation of expenses that were forgiven by eBay) and distributions to eBay.

The predecessor financial statements include allocations of expenses for certain corporate and administrative functions provided to the Skype Companies by eBay, including general corporate expenses. These allocations were based on estimates of the level of effort or resources incurred by eBay on behalf of the Skype Companies to provide these services and support. Additionally, certain other expenses incurred by eBay for the direct benefit of the Skype Companies have been included in the predecessor financial statements (see “Note 13—Related Party Transactions”).

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Management believes that the estimates, assumptions, and methodology underlying the allocation of these expenses as reflected in the predecessor financial statements are reasonable, however, actual expenses may have differed materially from these allocations had the Skype Companies operated independently of eBay for the periods presented. The predecessor financial statements do not purport to reflect what the results of operations, financial position or cash flows would have been had the Skype Companies operated as an independent company during the periods presented nor do they purport to indicate what the Skype Companies results of operations, cash flows or financial position will be as of any future date or for any future period.

Successor Period

The Skype Acquisition was accounted for as a business combination using the acquisition method and resulted in a new basis of accounting in the acquired Skype Companies. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair value at the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. Certain balances in the Successor Period have been updated to reflect the impact of purchase price accounting adjustments calculated during the measurement period and recorded retrospectively in the consolidated financial statements (see “Note 3—Business Combination” and “Note 4—Goodwill and Intangible Assets”). The black lines separating the predecessor and successor financial statements are included to highlight the lack of comparability between these accounts due to the period durations and new basis of accounting resulting from the Skype Acquisition.

Intercompany Transactions

All significant intercompany balances and transactions between the consolidated entities are eliminated in combination or consolidation. All significant intercompany balances and transactions with eBay and other related parties are included in the consolidated financial statements (see “Note 13—Related Party Transactions”).

Investments

Investments in entities where we hold 20% or more but less than a 50% ownership interest and where we are able to exercise significant influence are accounted for using the equity method of accounting with the investment balance included in other assets. Our share of the investees’ results of operations is included in interest income and other, net as these amounts are not material in the periods presented. Investments in entities where we hold less than a 20% ownership interest and where we do not have the ability to significantly influence the operations of the investee are accounted for using the cost method of accounting. Our share of these investees’ results of operations is not included in our consolidated statements of operations and our cost basis of our investments is included in other non-current assets.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to provisions for doubtful accounts, legal contingencies, stock-based compensation, income taxes and the recoverability of goodwill and other long-lived assets. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, are primarily cash and cash equivalents and accounts receivable. Substantially all of our cash deposits are held by one major financial institution. Deposits held with this financial institution or other banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore management believes they bear minimal risk. The Company’s trade accounts receivable are primarily comprised of receivables from payment processing suppliers. As of December 31, 2008, three payment processing suppliers held 41%, 24% and 16% of our outstanding accounts receivable balances. As of December 31, 2009, three payment processing suppliers held 44%, 19%, and 15% of our outstanding accounts receivable balances.

Foreign currency

The reporting currency of the Company is the U.S. dollar. For those foreign subsidiaries which use the local currency of their respective countries as their functional currency, the assets and liabilities of the Company are translated to the U.S. dollar reporting currency at exchange rates prevailing at the balance sheet dates. Revenues, costs of net revenues and operating expenses are translated into U.S. dollars at average exchange rates for the period. Gains and losses resulting from the translation of our assets and liabilities into U.S. dollars are recorded as a component of accumulated other comprehensive (loss)/income. Foreign currency gains and losses from foreign currency transactions are recognized as interest income and other, net.

Cash and cash equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less an allowance made for doubtful accounts. As of the date of the Skype Acquisition, the trade accounts receivable balance was adjusted to reflect its estimated fair value. In determining the allowance for doubtful accounts, the Company considers specific accounts, analysis of accounts receivable aging reports, changes in customer payment patterns, customer credit worthiness, historical write-offs and prevailing economic conditions. Total charges to provisions for doubtful accounts in the years ended December 31, 2007, 2008 and during the period from January 1, 2009 to November 18, 2009 and November 19, 2009 to December 31, 2009 were $0.1 million, $0.2 million, $1.6 million and $ nil, respectively. Included in accounts receivable, net were allowances for doubtful accounts of $0.5 million and $ nil, respectively, at December 31, 2008 and 2009.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Property and equipment

In the predecessor financial statements, property and equipment are stated at historical cost, net of accumulated depreciation and amortization. As of the date of the Skype Acquisition, the property and equipment balances were adjusted to their estimated fair value and will be depreciated over their estimated remaining useful life. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally one to three years for computer equipment and software, three years for furniture, fixtures and office equipment, and the shorter of five years or the term of the lease for leasehold improvements. All repairs and maintenance expenditures are expensed as incurred.

Development costs

The Company continues to develop its peer-to-peer software which is downloaded by our users or pre-installed on certain electronic devices in order to use the Company’s free and paid products. Costs for research, including predevelopment efforts prior to establishing technological feasibility of the software are expensed as incurred. Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization stops when the product is available for general release to customers.

Due to the short time period between achieving technological feasibility and product release and the insignificant amount of costs incurred during such periods, the Company did not capitalize any software development costs during the years ended December 31, 2007 and 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009, and have expensed these costs as incurred.

The cost of developing computer software that is used internally is expensed until the software has reached the application development stage. Once this stage is reached, all costs incurred are capitalized until the software is ready for its intended use, at which time depreciation of the capitalized costs begins. Minimal costs have been incurred for the development of internal use software during the years ended December 31, 2007 and 2008. During the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009, development costs of $0.7 million and $0.3 million have been capitalized and recorded as property and equipment in our consolidated balance sheets. No projects have been placed into use and therefore no associated amortization costs have been recognized during the periods presented in the consolidated statement of operations.

Goodwill and other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. The goodwill and intangible assets of the Company were measured at fair value upon the acquisition by eBay in 2005 and have been pushed down in the Skype Companies consolidated financial statements preceding the Skype Acquisition. At the date of the Skype Acquisition, the assets and liabilities of the acquired entities were measured at fair value due to the change in control giving rise to a new basis of accounting and a new goodwill balance.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Intangible assets, excluding in process research and development, are amortized using a straight-line method over the shorter of the contractual life or the estimated useful life. The estimated useful economic lives of the identifiable intangible assets acquired at the time of the acquisition were two to five years for the customer lists and user base, five to ten years for trademarks and trade names, two to seven years for developed technologies and three to five years for other identifiable intangible assets. We include amortization of acquired developed technologies in cost of net revenue and amortization of customer lists and user base, trademarks and other intangibles in amortization of acquired intangible assets in our consolidated statements of operations. In process research and development was recorded at fair value as determined at the acquisition date until the completion or abandonment of the associated research and development efforts. Upon completion of development, acquired in process research and development assets are generally considered amortizable, finite-lived assets.

We test goodwill on an annual basis in the third quarter of each year. Additionally, we will test goodwill in the interim if events and circumstances indicate that goodwill may be impaired. The events and circumstances that we consider include changes in the business climate, legal factors, operating performance indicators and competition. We evaluate impairment of goodwill using a two-step process at the reporting unit level. Based on the manner in which we operate our business and the nature of these operations, we have one reporting unit for goodwill impairment testing purposes. The first step involves a comparison of the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill of the reporting unit. If the carrying amount of the goodwill of the reporting unit exceeds the fair value of that goodwill we would recognize an impairment loss in an amount equal to the excess of carrying value over fair value. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

Impairment of long-lived assets

We evaluate long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of our long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. If an asset is not determined to be recoverable, the impairment to be recognized is measured by the amount the carrying value exceeds the fair market value of the asset, which is generally estimated based on projected discounted future net cash flows.

Revenue recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery of products has occurred or services have been rendered, the fees are fixed or determinable and collection is reasonably assured.

The Company licenses our Skype software product and provides software updates to our users free of charge. Accordingly, no revenue is derived from the licensing of these software products to users.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

The Company earns revenue primarily from the sale of our premium Internet communications services products. Our SkypeOut product, which generates a majority of our revenue, allows our users to place Internet voice calls from our Skype software application to traditional fixed line or mobile networks. Other premium Internet communications services products also include SkypeIn, which allows our users to receive incoming calls to our Skype software application from traditional fixed lines or mobile networks, Skype Access which allows our users to connect to WiFi hotspots through our Skype software application, voicemail and SMS text messaging. These products are collectively referred to as our “communications services”. Our fees for communications services products are primarily charged on a pay-as-you-go or subscription basis.

The Company’s users can purchase prepaid credit which is recorded as deferred revenue and user advances when collected and recognized as net revenue at the time users use the credit. For example, when a user makes a pay-as-you-go call or uses another pay-as-you-go communications services product, the price of the call or other product is charged against the user’s prepaid credit balance and revenue is recognized at the time the user is charged. In addition, any prepaid calling credit that remains in a user’s account for more than 180 days after the last transaction charged against that account is forfeited to us by the user. An unused prepaid credit balance is recognized as revenue upon forfeiture.

When a customer purchases a subscription to use our communications services products over a specified period, the amount collected is initially recorded as deferred revenue and user advances and revenue is recognized ratably over the subscription period.

The Company offers certain bundled products to users that contain multiple deliverables such as unlimited Internet calling, voicemail, a discounted online number, etc for a specified period. Products that are delivered to customers are accounted for as separate elements if they have value to the customer on a stand-alone basis, there is objective evidence of the fair value of the remaining undelivered items, and performance related to the undelivered elements is probable. When the deliverables in an arrangement meet these separation criteria, consideration is allocated to the separate elements based on their relative fair value and net revenues are recognized when the revenue recognition criteria for each element is met. In accounting for multiple deliverables, management’s judgment is necessary when identifying the nature of deliverables in an arrangement as well as measuring and allocating fair value to the multiple deliverables.

The Company enters into a limited number of arrangements whereby the software that enables our products is licensed for a fee to manufacturers or retailers of hardware devices. For these arrangements, we apply software revenue recognition rules which require the allocation and deferral of net revenue for the undelivered elements based on their vendor-specific objective evidence of fair value (“VSOE”). VSOE is the price charged when an element in the arrangement is sold separately. If VSOE does not exist for undelivered elements that are specified products or features, we defer all net revenue until the earlier of the delivery of all elements or the point at which VSOE can be determined for each of the undelivered elements. These amounts are not currently significant to our overall results of operations.

Other revenue is derived from arrangements that provide for the distribution of third-party offerings during the Skype software download process and royalty arrangements whereby the Company receives payments for the licensing of the Skype brand and other Skype features to partners. The Company also has an online store that allows users to purchase hardware products from third-party vendors, who pay the Company a referral fee either when the user clicks through to the vendor’s website or buys a product from the vendor based on a referral from the Company’s website. Revenue earned from referral fees is recognized on a net basis in our statement of operations and is not currently significant to our overall results of operations.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Cost of net revenues

Cost of net revenues consist primarily of telecommunication costs, or the costs paid to allow calls that originate on the Internet to be made to a telephone or mobile device on a traditional landline or wireless telephone network, and other direct costs of rendering service including payment processing fees, site operations, customer support, royalties, and amortization of acquired developed technologies.

Indirect Taxes

The Company presents indirect taxes assessed by a governmental authority including sales, use, value added and excise taxes on a net basis and therefore the presentation of these taxes is excluded from our revenues and is shown as a liability on our balance sheet until remitted to the taxing authorities.

Advertising expense

The Company expenses the costs of producing advertising at the time production occurs. The cost of communicating advertising is expensed in the period during which the advertising space or airtime is used. Internet advertising expenses are recognized based on the terms of the individual agreements, which is generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, pay-per-click, or on a straight-line basis over the term of the agreement. Advertising expense totaled $15.8 million, $37.7 million, $46.7 million and $6.8 million for the years ended December 31, 2007 and 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009, respectively.

Leases

Operating lease rentals are charged to earnings on a straight-line basis over the term of the lease.

Stock-based compensation

Prior to the Skype Acquisition, the Company’s employees were granted equity based compensation awards under the eBay equity incentive plans for directors, officers and employees that consist of options to purchase eBay’s common stock, restricted stock units settled in eBay’s common stock and non-vested shares of eBay’s common stock. The Company’s employees were also eligible to participate in eBay’s Employee Stock Purchase Plan. We recognized compensation expense for stock options based on the estimated grant date fair value method using the Black-Scholes valuation model and based on the fair value of eBay’s common stock on the date of grant for awards of restricted stock units and non-vested share.

As of the date of the Skype Acquisition, the Company’s employees were no longer eligible to receive equity based compensation awards under the eBay equity incentive plan or to participate in eBay’s Employee Stock Purchase Plan. As of the date of Skype Acquisition, unvested restricted stock awards and stock options were cancelled with the exception of a limited number of awards whereby vesting was accelerated. Vested stock options to purchase eBay’s common stock expired ninety days subsequent to the Skype Acquisition.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Subsequent to the Skype Acquisition, the Board of Directors of the Company approved an equity compensation plan whereby employees have been granted options to purchase shares in the common stock of the Company (the “Skype Equity Incentive Plan”). Under the Skype Equity Incentive Plan, certain options vest based on the continued employment of participants (the “Time-Based Options”) and other options vest based on the achievement of certain performance and market conditions (the “Performance-Based Options”). For options that vest based on the continued employment of the plan participants, we have estimated the grant date fair value method using the Black-Scholes valuation model. For options that vest based on the achievement of a future performance or market condition, we have estimated grant date fair value method using a Monte Carlo simulation model.

Under the Skype Equity Incentive Plan, we have recognized compensation expense on awards that are ultimately expected to vest solely based on the continued employment of the participants on a straight-line amortization method over the requisite service period. Accordingly, stock-based compensation has been reduced for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behaviors, trends of actual award forfeitures and other events that will result in forfeiture of awards. For options that vest based on the achievement of a future performance or market condition, we recognize compensation expense when a performance condition becomes probable of occurring.

We recognize a benefit from stock-based compensation in equity if an incremental tax benefit is realized by following the ordering provisions of the tax law. In addition, we account for the indirect effects of stock-based compensation on the research tax credit and the foreign tax credit through the statement of operations.

The Skype Equity Incentive Plan is administered through a Limited Partnership Agreement with Skype Management L.P., a Partnership registered in the Cayman Islands (the “Partnership”). Prior to an initial public offering, ordinary shares in the Company will not be issued directly to or recorded in the name of any participant, rather, if the Company becomes required to issue any ordinary shares pursuant to the exercise of an option, or participation in other equity investment plans, the Company will issue the ordinary shares to the Partnership which will hold the shares on behalf of such participant in consideration for the issuance of Partnership Units to such participant. The participant thereby becomes a Limited Partner in Skype Management LP. In the event of an initial public offering (“IPO”), the Partnership Units are redeemable by the Limited Partners for ordinary shares in the Company. This partnership will be consolidated with the results of the Company; however, there was no activity in the period from November 19 through December 31, 2009.

Although the equity awards granted to employees preceding the Skype Acquisition were granted in eBay’s common stock, and awards granted pursuant to the equity plan of the Company will be issued shares of the Partnership, for purposes of presentation within the consolidated financial statements, the compensation related to these equity grants has been included as a component of invested/stockholders’ equity.

Deferred revenue and user advances

Deferred revenue and user advances consists primarily of payments received from users in advance of revenue recognition for prepaid credit that allow a user to use our paid products in the future on a pay-as-you-go basis. User payments received in advance for subscription products such as unlimited internet calling plans or voicemail are deferred upon collection from the user and recognized as net revenue in the statement of operations over the period the products are delivered.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Income taxes

The Company accounts for income taxes on a separate return basis and follows an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized based on available evidence.

In most tax jurisdictions, our subsidiaries file tax returns as stand-alone entities and the provision for income taxes is completed on a separate return basis.

The Company records liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Net loss per share

We compute net loss per share of common stock using the two-class method. Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. The dilutive effect of outstanding options and warrants is reflected in diluted earnings per share by application of the treasury stock method. The calculation of diluted net loss per share excludes all anti-dilutive shares. Per share information is not provided for the years ended December 31, 2007, 2008 and the period from January 1, 2009 to November 18, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

We have ten classes of common stock. The holders of these classes of common stock have identical voting rights. In accordance with the Company’s Articles of Association, there are no required dividends payable or a difference in voting rights between the various classes of shares. In the event dividends are distributed, the holders of shares in each class of shares share shall be entitled to receive, pro-rata, a dividend representing (a) 0.010% of the nominal value of the class A shares, (b) 0.015% of the nominal value of class B shares, (c) 0.020% of the nominal value of the class C shares, (d) 0.025% of the nominal value of the class D shares, (e) 0.030% of the nominal value of the class E shares, (f) 0.035% of the nominal value of the class F shares, (g) 0.040% of the nominal value of the class G shares, (h) 0.045% of the nominal value of class H shares, (i) 0.050% of the nominal value of class I shares, and (j) 0.055% of the nominal value of class J shares. Any remaining profits of the Company for distribution, if any, are allocated to the classes of shares in reverse alphabetical order. As the holders of common stock participate equally in losses, basic and diluted earnings per share was the same for all classes in the Successor period ended December 31, 2009.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Contingencies

The Company records an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. If we determine that it is reasonably possible but not probable that an asset has been impaired or a liability has been incurred, or if the amount of a probable loss cannot be reasonably estimated, then we disclose the amount or range of estimated loss if the amount or range of estimated loss is material. Accounting for claims and contingencies requires management to exercise its judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

New Accounting Pronouncements

On January 1, 2009, we adopted new accounting guidance for business combinations as issued by the Financial Accounting Standards Board (the “FASB”). The new accounting guidance establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any non-controlling interests in the acquiree, as well as the goodwill acquired. Significant changes from previous guidance resulting from this new guidance include the expansion of the definitions of a “business” and a “business combination.” For all business combinations (whether partial, full or step acquisitions), the acquirer will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; acquired in process research and development assets are recognized and measured at acquisition date fair value; contingent consideration will be recognized at its fair value on the acquisition date and; for certain arrangements, changes in fair value will be recognized in earnings until settlement; and acquisition related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition. The new accounting guidance also establishes disclosure requirements to enable users to evaluate the nature and financial effects of the business combination. The application of this accounting guidance has been reflected in the accounting for the acquisition of the Skype Companies as part of the Skype Acquisition (see “Note 3—Business Combination”).

On January 1, 2009, we adopted new accounting guidance for noncontrolling interest in a subsidiary as issued by the FASB. The new accounting guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which was previously referred to as minority interest, is a third-party ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, the new guidance requires the consolidated statement of income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The new guidance also requires disclosure on the face of the consolidated statement of income the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements as we currently do not have noncontrolling interest.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

On January 1, 2009, we adopted new accounting guidance as issued by the FASB related to fair value accounting for all nonfinancial assets and nonfinancial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements (see “Note 9—Fair Value Measurement of Assets and Liabilities”).

On January 1, 2009, we adopted new disclosure requirements as issued by the FASB related to derivative instruments and hedging activities. The new disclosure requirements expand previous guidance and require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements.

During the second quarter of 2009, we adopted three related sets of accounting guidance as issued by the FASB. The accounting guidance sets forth rules related to determining the fair value of financial assets and financial liabilities when the activity levels have significantly decreased in relation to the normal market, guidance related to the determination of other-than-temporary impairments to include the intent and ability of the holder as an indicator in the determination of whether another-than-temporary impairment exists and interim disclosure requirements for the fair value of financial instruments. The adoption of the three sets of accounting guidance did not have a material impact on our consolidated financial statements.

During the second quarter of 2009, we adopted new accounting guidance for the determination of the useful life of intangible assets as issued by the FASB. The new guidance amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance also requires expanded disclosure regarding the determination of intangible asset useful lives. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements.

During the second quarter of 2009, we adopted new accounting guidance related to subsequent events as issued by the FASB. The new requirement establishes the accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of this accounting guidance did not have a material impact on our consolidated financial statements.

During the third quarter of 2009, we adopted the new Accounting Standards Codification (“ASC”) as issued by the FASB. The ASC has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The ASC is not intended to change or alter existing U.S. GAAP. The adoption of the ASC did not have a material impact on our consolidated financial statements.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

In June 2009, the FASB issued new accounting guidance which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity (“VIE”) and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance significantly changes the consolidation rules for VIEs. Affected areas include the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The provisions of this new accounting guidance is effective for interim and annual reporting periods ending after November 15, 2009 and will become effective for us beginning in the first quarter of 2010. We are currently evaluating the impact of this accounting guidance on our consolidated financial statements.

In September 2009, the FASB issued new accounting guidance related to the revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The accounting guidance will be applied prospectively and will become effective during the first quarter of 2011. Early adoption is allowed. We are currently evaluating the impact of this accounting guidance on our consolidated financial statements.

In September 2009, the FASB issued new accounting guidance related to certain revenue arrangements that include software elements. Previously, companies that sold tangible products with “more than incidental” software were required to apply the software revenue recognition guidance. This guidance often delayed revenue recognition for the delivery of the tangible product. Under the new guidance, tangible products that have software components that are “essential to the functionality” of the tangible product will be scoped out of the software revenue recognition guidance. The new guidance will include factors to help companies determine what is “essential to the functionality.” Software-enabled products will now be subject to other revenue guidance and will likely follow the guidance for multiple deliverable arrangements issued by the FASB in September 2009. The new guidance is to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The adoption of this accounting guidance is not expected to have any significant impact on our consolidated financial statements.

In January 2010, the FASB issued new accounting guidance related to the disclosure requirements for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the rollforward activity of Level 3 fair value measurements. Those disclosure requirements are effective for fiscal years ending after December 31, 2010. We do not believe the adoption of this guidance will have a material impact to our consolidated financial statements.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 3—Business Combination

On November 19, 2009, Skype Global acquired all of the outstanding shares of the Skype Companies for consideration valued at $2.7 billion, including $1.9 billion in cash, a note payable to eBay in the principal amount of $125.0 million, and the issuance of an equity stake of approximately 30% in the Company valued at $0.7 billion. The equity consideration fair value measurement was based on the business valuation performed for the concurrent Skype Acquisition. In conjunction with the Skype Acquisition, the Company paid acquisition related transaction fees and expenses of approximately $98.7 million, which are reflected as general and administrative expenses in the successor financial statements.

The acquisition was accounted for as a business combination using the acquisition method. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. The Company believes the resulting amount of goodwill is reflective of the long term earnings potential. None of the goodwill generated from the Skype Acquisition is tax deductible. The allocation of the purchase price is based upon a valuation of certain assets and liabilities acquired. The preliminary purchase price allocation is as follows (in thousands):

SUCCESSOR

Cash	$142,328
Accounts receivable	59,923
Other current assets	33,416
Property and equipment	12,945
Identifiable intangible assets (Note 4)	805,600
Goodwill	2,372,779

Total assets acquired	3,426,991
Accounts payable	11,633
Accrued expensed and other current liabilities	79,209
Deferred revenue and user advances	142,529
Litigation settlement liability (Note 13)	378,426
Deferred tax liability	109,679

Total liabilities assumed	721,476

Total consideration transferred	$2,705,515

Note 4—Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill during the period ended December 31, 2009 were follows (in thousands):

Balance at January 1, 2009 (predecessor)	$1,836,562
Adjustments	110,840
Elimination of predecessor goodwill balance	(1,947,402)
Goodwill generated from the Skype Acquisition	2,372,779

Balance at December 31, 2009 (successor)	$2,372,779

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 4—Goodwill and Other Intangible Assets (continued)

The adjustments to goodwill during the year ended December 31, 2009 was due to foreign currency translation adjustments.

Goodwill

During the year ended December 31, 2007, an earn-out settlement was reached resulting in a payment of $530.3 million to certain former Skype shareholders by Skype Holdings and $22.5 million in escrow shares were returned to eBay which has been presented as a purchase price adjustment in the consolidated statement of changes in invested equity.

An annual impairment test of goodwill was conducted as of August 31, 2007 at which time we concluded that the carrying value of goodwill exceeded its fair value and recorded an impairment charge of $1.4 billion during the year ended December 31, 2007. We determined the fair value of the Company using the income approach, which requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management and allocated this fair value to the identifiable tangible and intangible assets and liabilities, with the remainder being the implied fair value of goodwill. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, our business has a limited financial history and developing revenue model, which makes it difficult to estimate future cash flow and increases the risk of differences between our projected and actual performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value.

We conducted our annual impairment test of goodwill in the third quarters of 2008 and 2009 and determined that no adjustment to the carrying value of goodwill was necessary.

Intangible Assets

The fair values for acquired intangible assets were determined based on valuations performed by independent valuation specialists. The components of acquired identifiable intangible assets were as follows (in thousands):

	December 31, 2008 (PREDECESSOR)
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)

Intangible assets:
Customer lists and user base	3-5	$33,626	$(22,187)	$11,439
Trademarks and trade names	5-10	287,646	(186,970)	100,676
Developed technologies	2-7	9,439	(9,439)	—
Other	3	9,828	(9,009)	819

		$340,539	$(227,605)	$112,934

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 4—Goodwill and Other Intangible Assets (continued)

	December 31, 2009 (SUCCESSOR)
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Intangible assets:
Customer lists and user base	2-3	$205,700	$(8,805)	$196,895
Trademarks and trade names	10	381,600	(4,435)	377,165
Developed technologies	3-7	178,200	(4,198)	174,002
In process research and development		38,200	—	38,200
Other	5	1,900	(44)	1,856

		$805,600	$(17,482)	$788,118

In conjunction with the Skype Acquisition, Skype Global acquired intangible assets valued at $805.6 million, consisting of $205.7 million in customer lists and user base, $381.6 million in trademarks and trade names, $178.2 million in developed technologies, $38.2 million of in process research and development and $1.9 million of other intangible assets. In process research and development was recorded at fair value as determined at the acquisition date until the completion or abandonment of the associated research and development projects. Upon completion of development, acquired in process research and development assets are generally considered amortizable, finite-lived assets. We evaluate in process research and development assets for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of our in process research and development assets by determining the likelihood of the associated research and development project completion and if the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. If the associated research and development project completion is unlikely or an asset is not determined to be recoverable, the impairment to be recognized is measured by the amount the carrying value exceeds the fair market value of the asset, which is generally estimated based on projected discounted future net cash flows.

The technology acquired includes ownership of the Joltid software (see “Note 13—Related Party Transactions”) and is included in the developed technologies balance at December 31, 2009.

All of our acquired identifiable intangible assets are subject to amortization. Acquired identifiable intangible assets are comprised primarily of customer lists and user base, trademarks and trade names and developed technologies. No significant residual value is estimated for the intangible assets.

The initial accounting for the Skype Acquisition was prepared based on available information at December 31, 2009, however was not finalized due to the ongoing evaluation of certain tax filing positions in Luxembourg and other direct and indirect tax estimates recorded on the date of the Skype Acquisition. During the six months ended June 30, 2010, management received the information necessary to conclude on the ongoing tax filing position of our Luxembourg entities resulting in an increase in the preliminary purchase price allocation of $32.8 million in deferred tax liabilities and goodwill, respectively. The impact of this adjustment has been recorded in the consolidated financial statements resulting in an additional income tax benefit of $5.0 million in the Successor period ended December 31, 2009.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 4—Goodwill and Other Intangible Assets (continued)

Aggregate amortization expense for intangible assets totaled $69.0 million and $69.8 million, $55.5 million and $17.4 million, for the years ended December 31, 2007 and 2008, and for the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009, respectively.

Expected future intangible asset amortization as of December 31, 2009 is as follows (in thousands):

SUCCESSOR
Fiscal years:
2010	$150,430
2011	154,287
2012	126,733
2013	62,364
2014	62,364
Thereafter	231,940

$788,118

Note 5—Interest Income and Other, Net

The components of interest income and other, net are as follows (in thousands):

	PREDECESSOR			SUCCESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009

Interest income	$4,007	$6,400	$1,778	$70
Foreign exchange gain/(loss)	959	3,673	(1,111)	4,950
Other	337	224	(3,216)	472

Interest income and other, net	$5,303	$10,297	$(2,549)	$5,492

Note 6—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at December 31, 2008 and 2009 were as follows (in thousands):

	PREDECESSOR	SUCCESSOR
	December 31, 2008	December 31, 2009

Prepaid expenses	$1,637	$1,831
Indirect taxes	4,712	14,465
Other	3,014	2,685

	$9,363	$18,981

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 7—Property and Equipment

Property and equipment at December 31, 2008 and 2009 were as follows (in thousands):

	PREDECESSOR	SUCCESSOR
	December 31, 2008	December 31, 2009

Computer equipment and software	$8,290	$10,038
Furniture and fixtures	2,453	1,928
Leasehold improvements	4,792	888
Other	230	1,148

	15,765	14,002
Accumulated depreciation	(9,725)	(764)

	$6,040	$13,238

Depreciation and amortization expense on property and equipment was $4.4 million, $5.7 million, $5.2 million and $0.9 million, for the years ended December 31, 2007 and 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009, respectively.

Note 8—Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31, 2008 and 2009 were as follows (in thousands):

	PREDECESSOR	SUCCESSOR
	December 31, 2008	December 31, 2009

Compensation and related benefits	$6,519	$16,388
Telecommunications costs	28,120	25,877
Professional fees	665	1,012
Indirect taxes	8,461	12,999
Marketing services and other	21,394	34,576

	$65,159	$90,852

Note 9—Fair Value Measurement of Assets and Liabilities

All of our financial assets are valued using market prices on active markets (level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets. As of December 31, 2008 and 2009, we did not have any assets that we valued using readily available pricing sources for comparable instruments (level 2) or without observable market values that would require a high level of judgment to determine fair value (level 3). Cash and cash equivalents are short term, highly liquid investments with original or remaining maturities of three months or less when purchased. The carrying value of our long term debt approximates its fair value.

As of December 31, 2008 and 2009, we held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation

eBay Equity Incentive Plans

Prior to the Skype Acquisition, the Company’s employees were granted equity based compensation awards under the eBay equity incentive plans for directors, officers and employees that consist of options to purchase eBay’s common stock, restricted stock units settled in eBay’s common stock and non-vested shares of eBay’s common stock. The Company’s employees were also eligible to participate in eBay’s Employee Stock Purchase Plan. The charges relating to these awards have been reflected in the Skype Companies consolidated financial statements. Stock options granted under these plans generally vested 25% one year from the date of grant (or 12.5% six months from the date of grant for grants to existing employees) and the remainder vested at a rate of 2.08% per month thereafter, and generally expire seven to ten years from the date of grant. The fair value of stock options was determined using the Black-Scholes option pricing model on the date of grant.

Restricted stock units and non-vested shares were granted to eligible employees under eBay’s equity incentive plans. In general, restricted stock units and non-vested shares vested on an annual basis over two to four years, were subject to the employees’ continuing service to the company and did not have an expiration date. The cost of restricted stock units and non-vested shares was determined using the fair value of eBay’s common stock on the date of grant.

eBay Equity Incentive Plan Valuation Assumptions

The fair value of each option award was calculated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for each respective period:

	PREDECESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009

Risk-free interest rates	4.5%	2.3%	1.8%
Expected life	3.5 years	3.8 years	3.8 years
Dividend yield	0%	0%	0%
Expected volatility	37%	34%	44.8%

eBay Equity Incentive Plan Compensation Expense

The computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on eBay stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award was based on the U.S. Treasury yield curve in effect at the time of grant.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation (continued)

The following table presents details of total amount of stock-based compensation expense that is included in each of the following line items on our consolidated statement of operations (in thousands):

	PREDECESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009

Cost of net revenues	$200	$(145)	$331
Sales and marketing	1,953	4,570	8,564
Product development	3,883	5,443	2,910
General and administrative	4,233	2,958	2,680

Total stock-based compensation expense	$10,269	$12,826	$14,485

The stock-based compensation expense for awards under eBay’s equity incentive plans was recognized over their respective vesting period. As of November 18, 2009, all unvested awards were cancelled with the exception of a limited number of awards whereby vesting was accelerated. The modifications to these limited number of awards resulted in stock-based compensation expense of $6.5 million during the predecessor period. Following the Skype Acquisition, there was no unearned stock based compensation relating to awards granted under the eBay equity incentive plans.

eBay Stock Option Activity

The following table summarizes stock option activity of the Company’s employees’ activity under the eBay equity incentive plans as of and for the period from January 1, 2009 ended November 18, 2009:

	PREDECESSOR
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)

Outstanding at January 1, 2009	2,447,100	$33.69	5.27	$1,393
Granted and assumed	481,328	14.22
Exercised	(122,874)	9.30
Transfers, net	190,931	20.72
Forfeited/expired/cancelled	(1,823,730)	30.81

Outstanding at November 18, 2009	1,172,755	$30.62	—	$2,611

Expected to vest at November 18, 2009	1,172,755	$30.62	—	$2,611
Options exercisable at November 18, 2009	1,172,755	$30.62	—	$2,611

The aggregate intrinsic value was calculated as the difference between the exercise price of the underlying awards and the quoted market price of eBay’s common stock. At November 18, 2009, options to purchase 194,747 shares of eBay common stock had exercise prices that were less than the quoted market price of eBay’s common stock.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation (continued)

The 1,172,755 stock options outstanding on November 18, 2009 are vested options to purchase shares in eBay’s common stock that expired 90 days subsequent to the date of the Skype Acquisition, under the rules of the Plan. During the period November 19 through December 31, 2009, employees exercised 60,030 options with a weighted average exercise price of $9.41 per share. An additional 132,865 options with a weighted average exercise price of $10.02 per share were exercised subsequent to year end prior to expiring on February 17, 2010. All unvested options to purchase shares in eBay’s common stock were forfeited on the date of the Skype Acquisition.

The weighted average grant-date fair value of options granted during the years 2007 and 2008, and the period from January 1, 2009 to November 18, 2009 was $10.41, $7.72 and $5.17, respectively. During the years 2007 and 2008, and the period from January 1, 2009 to November 18, 2009, the aggregate intrinsic value of options exercised under the eBay equity incentive plans by the Company’s employees was $17.6 million, $3.7 million and $1.5 million, respectively, determined as of the date of option exercise.

eBay Restricted Stock Unit Activity

A summary of the status of and changes in restricted stock units granted to the Company’s employees under the eBay equity incentive plans as of November 18, 2009 and changes during the period from January 1, 2009 to November 18, 2009 are presented below:

	PREDECESSOR
	Restricted Stock Units	Weighted Average Grant-Date Fair Value (per share)

Outstanding at January 1, 2009	1,176,849	$26.52
Granted	1,153,368	14.23
Vested	(651,727)	23.92
Transfers, net	26,843	17.38
Forfeited	(1,705,333)	18.29

Outstanding at November 18, 2009	—

All unvested eBay’s restricted stock units were forfeited on the date of the Skype Acquisition.

eBay Non-vested Shares Activity

A summary of the status of and changes in non-vested shares granted under the eBay equity incentive plans as of November 18, 2009 and changes during the period from January 1, 2009 to November 18, 2009 is presented below:

	PREDECESSOR
	Shares	Weighted Average Grant-Date Fair Value (per share)

Outstanding at January 1, 2009	22,392	$38.09
Forfeited	(22,392)	38.09

Outstanding at November 18, 2009	—	$—

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation (continued)

During the years ended December 31, 2007 and 2008, and for the period from January 1, 2009 to November 18, 2009, the fair value of restricted stock units and non-vested share awards vested to the Company’s employees under the eBay equity incentive plans was $2.0 million, $3.0 million and $10.4 million respectively, determined as of the date of vesting.

eBay Employee Stock Purchase Plan

Prior to the Skype Acquisition, eligible employees of the Company also participated in the eBay Employee Stock Purchase Plan. Under this plan, shares of eBay’s common stock may be purchased over an offering period with a maximum duration of two years at 85% of the lower of the fair market value on the first day of the applicable offering period or on the last day of the six-month purchase period. Employees may purchase shares having a value not exceeding 10% of their gross compensation during an offering period. During the years ended December 31, 2007, and 2008 and for the period from January 1, 2009 to November 18, 2009, Company employees purchased 55,955, 88,186 and 130,968 shares of eBay common stock at average prices of $26.90, $18.57 and $12.87 per share, respectively.

Skype Equity Incentive Plan

On December 17, 2009, the Company adopted the Skype Global S.à r.l. Equity Incentive Plan (the “Plan”) under which employees, directors, service providers and consultants are eligible to be granted equity based compensation awards that consist of options to purchase ordinary shares of the Company. The number of ordinary shares available for grant under the Plan is 517,810 shares. Options granted under the Plan are non-qualified stock options vest based on the passage of time and/or the achievement of investor return thresholds and expire after ten years. The Plan expires on December 17, 2019.

Time-Based Options granted under the Plan generally begin to vest and become exercisable on the first anniversary of the grant date, with 20% of the shares subject to the option becoming vested at that time and with the remainder vesting in equal installments of 1.667% at the end of each month thereafter. If a change in control occurs, the Time-Based Options will continue to vest based on the standard schedule however may become subject to accelerated vesting in that no less than two-thirds of the options will vest by the first anniversary of the change in control and all of the shares by the second anniversary of the change in control.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation (continued)

Performance-Based Options granted under the Plan generally vest and become exercisable based on the “multiple of money” return achieved upon the occurrence of an event that results, directly or indirectly, in the sale, transfer or other disposition of ordinary shares held by an initial equity investor of Skype Global S.à r.l. (the “Initial Equity Investors”) for cash. If a liquidity event occurs, the percentage of Performance-Based Options that vest are calculated as the product of the percentage of shares sold by the Initial Equity Investors and a pre-determined percentage of the number of shares subject to the Performance-Based Option based on the multiple of money return achieved by the Initial Equity Investors. The Performance-Based Options that are not vested at the time of an IPO or certain other corporate transactions shall become eligible to vest on subsequent anniversaries of the completion date of the original transaction that follows the end of the Initial Equity Investors’ lock-up period relating to an IPO or corporate transaction. At each eligible vesting date following an IPO or certain other corporate transactions, 20% of the shares subject to the original Performance-Based Option shall become eligible to vest on each such anniversary. The total percentage of Performance-Based Options that actually vest will be based on the Initial Equity Investor’s multiple of money return calculated using the 90 day average trading stock price prior to such anniversary.

Skype Equity Incentive Plan Stock Option Valuation Assumptions

The fair value of each Time-Based Option was determined using the Black Scholes option pricing approach. The fair value of each Performance-Based Option was determined using a Monte Carlo simulation approach, which is commonly used to simulate stock price for the purpose of path dependent option pricing. This method assumes that the stock price of the Company will follow Geometric Brownian Motion and requires complex calculations and subjective assumptions to determine the fair value of an option. As the Performance-Based Options can vest only upon a liquidity event, certain scenarios were modeled separately based on estimates around the probability and timing of a qualifying liquidity event. Potential stock prices are simulated between the grant date and the potential qualifying liquidity events. The average value across all such simulated paths is the value of the Performance-Based Option for a given liquidity event, and the final fair value that has been determined by a probability weighted scenario analysis. Key inputs for the fair value calculations include the stock price as of the grant date, expected volatility, the risk free interest rate, expected dividend yield and the expected life of options.

The fair value of each option has been calculated on the date of grant using the following weighted-average assumptions:

SUCCESSOR
Period from November 19, 2009 to December 31, 2009

Risk-free interest rate	3.1%
Expected life of Time-Based options	6.28 years
Expected dividend yield	0.0%
Expected stock price volatility	64.0%

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation (continued)

Skype Equity Incentive Plan Compensation Expense

The computation of expected volatility was derived by referencing the implied historical volatility of comparable publicly traded entities. Due to the absence of sufficient historical data on exercise behavior, the computation of expected life for the options was determined after considering a number of factors including lives estimated using the simplified method and review of peer data adjusted for company specific factors.

The Company recognized stock-based compensation expense of $0.3 million for the year ended December 31, 2009. The following table presents details of total amount of stock-based compensation expense that is included in each of the following line items on our consolidated statement of operations (in thousands):

SUCCESSOR
Period from November 19, 2009 to December 31, 2009

Cost of net revenues	$6
Sales and marketing	111
Product development	92
General and administrative	52

Total stock-based compensation expense	$261

The stock-based compensation expense for awards under the Plan is recognized over their respective vesting period. As of December 31, 2009, there was $39.2 million of unearned stock-based compensation relating to awards made to the Company’s employees, directors, service providers and consultants under the Plan that we estimate will be recognized as expenses in the Company’s statement of operations. $24.0 million of unearned stock-based compensation relates to Time-Based Options which will be recognized over a weighted average period of 4.9 years. Since the occurrence of a liquidity event that will trigger the eligibility of vesting for Performance-Based Options is outside of the control of the Company or the option holders, compensation expense related to Performance-Based Options will be recognized only when a liquidity event occurs based on the number of shares that become eligible for vesting. If there are any modifications or cancellations of the underlying unvested awards, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense and as a result, the total amount of actual stock-based compensation expense may differ from the foregoing amounts. Future unearned stock-based compensation will increase to the extent we grant additional stock options or assume unvested equity awards in connection with acquisitions.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 10—Stock-Based Compensation (continued)

Skype Stock Option Activity

The following table summarizes the stock option activity under the Plan as of and for the period from November 19, 2009 to December 31, 2009:

SUCCESSOR
	Number of Ordinary Shares Subject to Time-Based Options	Number of Ordinary Shares Subject to Performance- Based Options	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value (in thousands)

Outstanding at November 19, 2009	—	—	$—	$—
Granted	182,669	138,967	255.52	—
Exercised	—	—	—	—
Forfeited/Expired	—	—	—	—

Outstanding at December 31, 2009	182,669	138,967	$255.52	$—

Exercisable at December 31, 2009	—	—	$—	$—

The aggregate intrinsic value of a stock option is calculated as the difference between the current market value of the underlying ordinary shares and the exercise price. At December 31, 2009, no options to purchase shares of the Company’s common stock had exercise prices that were less than the most recent estimated fair value of the Company’s common stock.

The weighted average grant-date fair value of options granted during the period from November 19, 2009 to December 31, 2009 was $121.94. During the period from November 19, 2009 to December 31, 2009, no options have vested or have become exercisable under the Plan.

Note 11—Long Term Debt

Long term debt consisted of the following (thousands):

	PREDECESSOR	SUCCESSOR
	December 31, 2008	December 31, 2009

Five year credit agreement	$—	$682,220
Seller note	—	125,000

	—	807,220
Less: current portion of long term debt	—	35,000

	$—	$772,220

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 11—Long Term Debt (continued)

Credit Agreement

On November 19, 2009, the Company entered into a five year credit agreement providing a $700.0 million term loan and $30.0 million revolving commitment, the term loan bears a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus 7% (the “Five Year Credit Agreement”). The Five Year Credit Agreement requires quarterly interest payments and non-uniform principal repayments on the term loan by the Company to the lenders through to November 19, 2014. The proceeds of the $700.0 million term loan, after an original issuance discount (“OID”) of $18.3 million and the deduction of direct financing costs of $27.7 million, were used by the Company to fund the Skype Acquisition. The original issuance discount has been recorded as an adjustment to the carrying value of the debt obligation and the direct financing costs, consisting primarily of legal and underwriting fees, have been deferred and are presented as other non-current assets on the balance sheet. The OID and the direct financing costs are recognized as interest expense over the term of the loan by applying the effective interest rate method.

As of December 31, 2009, we had $700.0 million face value outstanding under the credit agreement, of which $665.0 million and $35.0 million are classified as non-current and current liabilities, respectively, in our consolidated balance sheet. The amounts outstanding under the credit agreement are presented net of the unamortized OID. The interest rate at December 31, 2009 was 9%. As of December 31, 2009 and throughout the reporting periods presented, the Company was in compliance with all covenants and restrictions under the Five Year Credit Agreement. On February 24, 2010, the Company entered into the First Amendment to the Five Year Credit Agreement (see “Note 17—Subsequent Events”).

Seller Note

In conjunction with the Skype Acquisition, the Company entered into a payment in kind (PIK) loan agreement with eBay with a face value of $125.0 million. The note accrues interest at 12% and both principal and interest become payable on November 19, 2015. On February 24, 2010, the Company repaid the entire outstanding PIK loan plus accrued and unpaid interest (see “Note 17—Subsequent Events”).

Debt Maturity

Maturities of outstanding debt, as of December 31, 2009, are as follows (in thousands):

SUCCESSOR

Fiscal years:
2010	$35,000
2011	70,000
2012	70,000
2013	175,000
2014	350,000
Thereafter	125,000

825,000
Less: Unamortized original issuance discount	17,780

$807,220

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 11—Long Term Debt (continued)

Interest Expense

During the period from November 19 through December 31, 2009, the Company recognized interest expense of $7.4 million and $1.7 million relating to the Five Year Credit Agreement and the PIK, respectively. At December 31, 2009, the total unused commitments under the Senior Credit Facility were $30.0 million. There were no outstanding letters of credit at December 31, 2009.

Note 12—Share Capital

Predecessor Period

Invested Equity

eBay held its investment in Skype Holdings through a combination of ordinary shares and CPECs.

Successor Period

Authorized and issued

The Company’s authorized share capital is 9,414,600 shares with a par value of $0.01 each. The Company’s authorized share capital consists of the following ten classes:

Common Shares

Class A	941,460
Class B	941,460
Class C	941,460
Class D	941,460
Class E	941,460
Class F	941,460
Class G	941,460
Class H	941,460
Class I	941,460
Class J	941,460

9,414,600

The Initial Equity Investors, including Joltid, invested $1.4 billion and received 5.6 million ordinary shares of Skype Global. In connection with the Skype Acquisition, eBay was issued 2.8 million shares valued at approximately $0.7 billion (see “Note 3—Business Combination”). In addition, Joltid received 1.0 million shares valued at $224.0 million as part of the litigation settlement (see “Note 13—Related Party Transactions”).

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 12—Share Capital (continued)

Common Stock Warrants

In conjunction with the closing of the Skype Acquisition, the Company and eBay settled a dispute with Joltid (see “Note 13—Related Party Transactions”) whereby we issued warrants to purchase an additional 98,680 shares representing an approximate 1% stake in the Company. To calculate the fair value of the warrants, we used a Black-Scholes model. The warrants have an expiration date of 10 years following the close of the Skype Acquisition, however terminate upon change of control and require exercise or expiration. The warrants were issued as of the close of the transaction at an exercise price of $316.92. The expected life of the warrants for valuation purposes is its full contractual term of ten years. The volatility of the shares over this expected life was estimated to be approximately 80% and a risk free interest rate of 3.35% was applied based on the approximate US Treasury constant maturity yield commensurate with the estimated life of the warrant instruments, as of the valuation date. Based on these assumptions, the estimated fair value of the warrants issued to Joltid was $17.2 million. The warrants remain outstanding at December 31, 2009 and are recorded as a component of the Company’s stockholders’ equity.

Note 13—Related Party Transactions

PayPal Inc. (PayPal), an eBay subsidiary, provides payment processing services to the Company. We recognized expenses of $4.2 million, $1.9 million, $4.1 million and $0.3 million for the years ended December 31, 2007 and 2008, the periods from January 1, 2009 to November 18, 2009 and from November 19, 2009 to December 31, 2009, respectively, for these payment processing services. Under the terms of the agreement with PayPal, the charges for its services have fluctuated from period to period due in part to receipt of incentives in certain periods that resulted in lower processing fees. Accounts receivable due from PayPal at December 31, 2008 and 2009 were $1.4 million and $12.8 million respectively. At December 31, 2009, PayPal also held $50.0 million face value of the $700.0 million term loan under the Five Year Credit Agreement (see “Note 11—Long Term Debt”).

During the year ended December 31, 2009, the Company entered into an agreement with eBay providing for the distribution of a software toolbar download to certain users. This agreement resulted in net revenues of $2.7 million during the period from January 1, 2009 to November 18, 2009. In conjunction with the Skype Acquisition this arrangement was terminated.

The Company’s financial statements include allocations for certain corporate and administrative services and support provided to the Company by eBay, including finance, legal, information technology systems, shared facilities and human resource-related costs. These allocations were based on estimates of the level of effort or resources incurred by eBay on the Company’s behalf in providing these services and support. Additionally, certain other expenses incurred by eBay for the Company’s direct benefit, such as rent, salaries and certain benefits have been included as expenses in the Company’s financial statements. The total expenses allocated from eBay for the years ended December 31 2007 and 2008, and the period from January 1 to November 18, 2009 were $4.7 million, $6.2 million and $9.6 million, respectively, and have been included in general and administrative expenses in the Company’s statement of operations and are recorded as accounts payable to related parties in our balance sheet. Immediately prior to the Skype Acquisition, $16.8 million of outstanding payables relating to the allocations were settled with eBay while $8.8 million were forgiven.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 13—Related Party Transactions (continued)

Prior to the Skype Acquisition, the Company along with other affiliated companies listed below entered into a Multi Party Account Pooling Agreement (the “Pool”) with a financial institution. Under this agreement, the Company (like each Pool participant), guarantees to the Bank as principal obligor, up to the aggregate of the credit balances of all of its accounts with the Bank at that time, the payment of any other Pool participant’s liabilities to the Bank, arising in connection with the accounts of that Pool participant, whether arising on any account of any overdraft facility provided by the Bank including all debit balances on the account, or arising under the Pooling Agreement. The Company accounted for its share of the interest earned from the Pool in interest income and other in the consolidated statements of operations. Our participation in the Pool ceased on the date of the Skype Acquisition.

On July 13, 2006, we entered into a distribution agreement with Internet Auction Co., Ltd (a subsidiary of eBay, which we refer to as IAC) for the distribution, marketing and promotion of paid communications services products in South Korea. Under this distribution agreement, IAC receives 21% of the gross receipts derived from IAC’s sales of paid communications services products through its Korean website as well as from Skype’s sales of SkypeIn through Skype’s website to customers directed to the Skype website by IAC, which together amounted to consideration paid of $0.9 million for these distribution services in 2009. We may terminate the agreement on sixty days’ notice of non-renewal or in the event the Korean regulatory authority requires adjustment to Skype’s products in such a way that is not reasonably possible for Skype to accept.

On August 14, 2009, eBay entered into a limited guarantee of full payment of all our liabilities to Bibit B.V. in connection with a Payment Processing Agreement that we entered into with Bibit on the same day. Bibit provides credit card payment processing for our paid products. Under the Guarantee Agreement, eBay’s maximum liability is limited to the lesser of the amounts due and owing under the Payment Processing Agreement and €4.1 million. eBay’s guarantee to Bibit terminates upon the earliest of the closing of our initial public offering and Bibit being reasonably satisfied with the outcome of their assessment of our credit and risk or November 19, 2011.

In conjunction with the Skype Acquisition, the Company entered into a Transition Services Agreement (“TSA”) with eBay that provides us continued access to certain corporate and administrative services and support subsequent to the Skype Acquisition. The TSA primarily addresses continued access to information technology systems while the Company develops its own systems. The total charges incurred under the TSA agreement for the period from November 19 to December 31, 2009 were $1.1 million which have been included in general and administrative expenses of the Company.

In conjunction with the Skype Acquisition, eBay funded a special cash pool to reward eligible Skype employees. Employees are eligible to receive a bonus based on continued employment that will vest on the one-year anniversary of the Skype Acquisition. The total estimated value of the awards to be granted and funded by eBay is $10.0 million and has been recorded as an asset in the opening balance sheet of the Skype Companies and will be amortized as compensation expense based on the actual number of awards that vest. In the period from November 19 through December 31, 2009, this resulted in compensation expense of approximately $1.1 million.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 13—Related Party Transactions (continued)

In conjunction with the Skype Acquisition, the Company entered into Management Service Agreements with each of the shareholders in the Company. Under the terms of the agreements, the shareholders are paid monitoring fees for management, consulting and advisory services provided to the Company. During the period from November 19 through December 31, 2009, the Company recognized approximately $1.7 million in monitoring fees which are reflected as general and administrative expenses in the successor financial statements of the Company (see “Note 15—Commitments and Contingencies”).

In conjunction with the Skype Acquisition, the Company paid an aggregate transaction fee of $60.0 million to certain shareholders including Silver Lake, the CPP Investment Board and Andreessen Horowitz. In addition, the Company paid $1.3 million to reimburse these shareholders for out of pocket expenses they incurred in connection with the Skype Acquisition. These payments are reflected as general and administrative expenses in the successor financial statements of the Company.

We entered into a payment-in-kind loan agreement with eBay with a face value of $125.0 million in order to partially fund the Skype Acquisition. The note accrued interest at 12%, and both principal and interest were to become payable on November 19, 2015. On February 23, 2010, we repaid the entire outstanding payment in kind loan plus accrued and unpaid interest of $4.0 million and the loan is no longer outstanding.

Litigation Settlement

In conjunction with the closing of the Skype Acquisition, the Company and eBay settled a dispute with Joltid over our use of certain peer-to-peer communication technology. As part of the settlement, Joltid received an approximate 10% share in the equity of the Company valued at $224.0 million, a cash payment of $85.0 million, and a warrant to purchase an additional 1% equity stake in the Company (see “Note 12—Capital Stock”) in exchange for providing the Company ownership of the Joltid software. In connection with the settlement transaction, Joltid also invested $80.0 million for an approximate 3.4% share in the equity of the Company. In addition, the Company made payments or commitments to pay an additional $32.3 million to certain affiliated parties of Joltid and $20.0 million in legal expenses incurred by Joltid. The aggregate settlement of $378.4 million resulted in a net charge of $343.8 million recorded in the predecessor statement of operations and reflects the estimated fair value of the equity relinquished in the settlement less the estimated fair value of intellectual property received from Joltid (see “Note 4—Goodwill and Other Intangible Assets”). As at December 31, 2009, assuming exercise of certain option agreements in 2010, $9.0 million of the Joltid liability remained unpaid.

In addition, two agreements were reached in connection with the Joltid litigation settlement requiring us to invest in certain related parties of Jolitd. At the time of the settlement, the Company received a non-interest bearing convertible promissory note from Rdio in exchange for $6.0 million. The convertible promissory note automatically converts into shares of Rdio at the equivalent value of $6.0 million at the time of their next financing that yields proceeds of at least $10 million, or may be repaid to us at any time prior to such financing. In addition, the Company entered into a commitment to contribute $10 million to Atomico, a venture capital fund. See “Note 15—Commitments and Contingencies”.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 14—Income Taxes

The Company’s provision for income tax is based on the following (loss)/income before income taxes from continuing operations (in thousands).

	PREDECESSOR			SUCCESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009

Luxembourg	$(1,305,602)	$240,575	$(171,429)	$(92,738)
Rest of world	(123,076)	(207,416)	(93,704)	(14,192)

(Loss)/income before income taxes	$(1,428,678)	$33,159	$(265,133)	$(106,930)

The provision (benefit) for income tax consists of the following (in thousands):

	PREDECESSOR			SUCCESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009

Current tax provision
Luxembourg	$4,752	$5,663	$3,189	$436
Rest of world	2,177	1,728	1,274	230

Total current tax expense	6,929	7,391	4,463	666
Deferred tax provision (benefit)
Luxembourg	(1)	4	(4)	—
Rest of world	(30,270)	(15,842)	(509)	(7,875)

Total deferred tax benefit	(30,271)	(15,838)	(513)	(7,875)

Total (benefit)/expense for income taxes	$(23,342)	$(8,447)	$3,950	$(7,209)

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 14—Income Taxes (continued)

The domestic statutory income tax rate for Luxembourg, our country of domicile, was 29.63% for each of the years ended December 31, 2007 and 2008, and 28.59% for the period from January 1, 2009 to November 18, 2009 and period from November 19, 2009 to December 31, 2009. The reconciling items for the difference between the income taxes expected based on the statutory income tax rate and the provision (benefit) for income taxes included in the Company’s statements of operations is as follows (in thousands):

	PREDECESSOR			SUCCESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009

Provision at statutory rate:	$(423,317)	$9,825	$(75,802)	$(30,903)
Increase (decrease) in income taxes resulting from:
State income taxes, net of federal benefit	(159)	(71)	137	10
Foreign tax rate differential	6,171	4,140	8,210	443
Foreign withholding tax	4,703	5,574	3,189	436
Asset impairment	412,134	—	(355,573)	—
Deemed royalty benefit	(28,967)	(45,829)	(50,271)	(9,398)
Non-deductible intercompany expenses	1,769	2,343	(4,415)	—
Stock compensation expense	2,622	2,977	3,374	27
Transaction Costs	—	—	—	26,622
Litigation	—	—	82,326	—
Tax credits	(111)	(25)	—	—
Uncertain tax positions	1,581	1,092	(346)	108
Deductible yield on CPEC	(33,546)	(46,025)	(26,732)	—
Change in valuation allowance	33,714	57,531	420,174	5,386
Other	64	21	(321)	60

Total (benefit)/expense for income taxes	$(23,342)	$(8,447)	$3,950	$(7,209)

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 14—Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2009 are presented below (in thousands):

	PREDECESSOR	SUCCESSOR
	December 31, 2008	December 31, 2009
Deferred tax assets:
Accrued expenses	$428	$722
Stock-based compensation	3,767	53
Fixed assets, depreciation	1,310	1,556
Operating loss carryforwards	166,629	565,774
Tax credit carryovers	43	42

Total gross deferred tax assets	172,177	568,147
Less: Valuation allowance	(138,662)	(501,357)

Total gross deferred tax assets, net of valuation allowance	33,515	66,790
Deferred tax liabilities:
Deferred rent	(587)	(709)
Acquisition-related intangible assets	(29,713)	(160,631)
Unrealized gains and losses	(377)	(943)

Total gross deferred tax liabilities	(30,677)	(162,283)

Net deferred tax asset/(liability)	$2,838	$(95,493)

At December 31, 2009, the Company had net operating losses and investment tax credit carryforwards available to offset future taxable income and tax of $2.0 billion and $0.2 million, respectively. The net operating loss carryforwards are primarily made up of approximately $1.8 billion in Luxembourg and $0.2 billion in Ireland. The net operating loss carryforwards primarily have no expiration period. The investment tax credits carryforwards, also primarily related to Luxembourg, begin to expire in 2012. Utilization of the net operating losses and tax credit carryovers may be limited if certain ownership changes occur subsequent to December 31, 2008.

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has established a valuation allowance against certain of its deferred tax assets because management believes that after considering all of the available evidence, historical and prospective, it is not more likely than not that such deferred tax assets will be realized within their recovery periods.

The Company’s policy is that undistributed earnings of the Company’s foreign subsidiaries are indefinitely reinvested and, accordingly, no related provision for Luxembourg income taxes has been provided. Upon distribution of those earnings in the form of dividends or otherwise, the Company will be subject to Luxembourg income taxes and withholding taxes in the various foreign countries.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 14—Income Taxes (continued)

As of December 31, 2008 and 2009 our liabilities for unrecognized tax benefits were $2.6 million and $2.2 million, respectively. If recognized, the portion of the liabilities for unrecognized tax benefits that would decrease our provision for income taxes and increase our net income is $2.2 million. The impact on net income reflects the liabilities for unrecognized tax benefits net of certain deferred tax assets and the federal tax benefit of state income tax items.

The following table reflects the movement in the Company’s unrecognized tax benefits since January 1, 2009. The total liabilities for unrecognized tax benefits and the increase for the year of these liabilities relate primarily to the allocations of revenue costs among our global operations (in thousands):

Balance at January 1, 2007 (predecessor)	$10
Increase in current year unrecognized tax benefits	1,702

Balance at December 31, 2007	1,712
Increase in current year unrecognized tax benefits	888

Balance at December 31, 2008 (predecessor)	$2,600
Decrease in unrecognized tax benefits for prior years	(428)

Balance at November 18, 2009 (predecessor)	2,172
Net change in unrecognized tax benefits	—

Balance at December 31, 2009 (successor)	$2,172

Over the next twelve months, our existing tax positions will continue to generate an increase in liabilities for unrecognized tax benefits. We recognize interest and/or penalties related to uncertain tax positions in income tax expense. The amounts of interest and penalties, net of tax benefits, accrued as of December 31, 2008 and 2009 were not material.

We are subject to taxation in various jurisdictions. We are under examination by certain tax authorities for the 2003 tax year. The material jurisdictions that are subject to potential examination by tax authorities for tax years after 2002 primarily include, Luxembourg, the United Kingdom, the United States and the State of California.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 15—Commitments and Contingencies

Lease and Other Purchase Commitments

At December 31, 2009, future minimum lease payments under non-cancellable operating leases and other purchase commitments were as follows (in thousands):

	SUCCESSOR
	Minimum Lease Payment	Other Purchase Commitments	Total

2010	$6,269	$5,841	$12,110
2011	4,279	—	4,279
2012	3,638	—	3,638
2013	3,166	—	3,166
2014	2,468	—	2,468
Thereafter	3,133	—	3,133

Total lease and other purchase commitments	$22,953	$5,841	$28,794

We lease office facilities and equipment under various operating leases. Facility leases generally include renewal options. Rent expense for the years ended 2007 and 2008, the period from January 1, 2009 to November 18, 2009 and the period from November 19, 2009 to December 31, 2009, was $4.3 million, $5.0 million, $4.7 million and $0.6 million, respectively.

In conjunction with the Skype Acquisition, the Company entered into Management Service Agreements with certain of the Initial Equity Investors in the Company. Under the terms of the agreements, the Initial Equity Investors are paid fixed monitoring fees of approximately $14.2 million per annum for management, consulting and advisory services provided to the Company. The agreements expire on December 31, 2021; however will terminate automatically in the event of an IPO or at the discretion of the Board of Directors if there is a change in control of the Company. In the event of an IPO, the Company will pay an aggregate success fee to the investors equal to the sum of the net present values that would have been payable from the date of the IPO until the expiration of the agreement. In addition, the agreements provide that $4.2 million of the total fees payable per annum will become payable in the event of a change of control in the Company (and the Board of Directors elects to terminate the Management Service Agreements upon the change of control event) at terms similar to those acceleration provisions described in an IPO event or must continue to be paid at terms no less favorable than had the payments become due through the expiration date on December 31, 2021 (see “Note 13—Related Party Transactions”).

In conjunction with the closing of the Skype Acquisition, the Company entered into a tax cooperation agreement with eBay whereby the Company may become obligated to reimburse eBay for certain tax exposures that result from future changes in the Company’s current business model. During the period from November 19 through December 31, 2009, no expenses have been incurred under the agreement.

An agreement was reached in connection with the Joltid litigation settlement requiring us to commit $10 million to Atomico, a venture capital fund. Payments are made into the venture capital fund as capital calls notices are received. We are unable to reasonably predict the timing of future capital calls.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 15—Commitments and Contingencies (continued)

Other Legal Proceedings

Net2Phone. In June 2006, Net2Phone, Inc. (Net2Phone) filed a lawsuit in the U.S. District Court for the District of New Jersey (No. 06-2469) alleging that eBay Inc., Skype Global S.à r.l. and Skype Inc. infringed various patents owned by Net2Phone relating to point-to-point Internet protocol. Net2Phone is currently alleging the infringement of five patents. The suit seeks an injunction against continuing infringement, damages, and interest, costs and fees. We and eBay have filed an answer and counterclaims asserting that the patents are invalid, unenforceable and were not infringed. The claim construction hearing and trial date are not yet set. The U.S. Patent and Trademark Office has initially rejected all of the asserted claims of all five Net2Phone patents in reexaminations of those patents. We believe that we have meritorious defenses and intend to defend ourselves vigorously. However, although we are confident of our legal position, as with any litigation there is the possibility of an adverse result. If we are required to make substantial payments to settle this matter or to satisfy any damages that might be awarded by a court, or if a court were to enter an injunction against us in this matter, it could have a material adverse effect on our consolidated financial position or results of operations, (see “Note 17—Subsequent Events”).

Avistar eBay and Skype were approached by Avistar Communications Corporation (Avistar) in August 2006 concerning certain of Avistar’s patents. Avistar contended that Skype to Skype communications (whether voice only, voice and video, voice and chat) infringed approximately fifteen U.S. Patents and one foreign patent. In January 2010, the Company settled its outstanding dispute with Avistar. The settlement did not have a material impact on the consolidated financial statements.

Credit Expiration Matters. During the year ended December 31, 2009, we reached a preliminary U.S. federal settlement on two litigation matters arising from our credit expiration policy. These litigation matters were subsequently settled in March 2010. The settlement did not have a material impact on our consolidated financial statements. As part of the settlement, we have agreed to revise our terms of service, effective January 1, 2010, to allow users the ability to reactivate credits that have gone inactive following 180 days of inactivity, which previously were forfeited by a user.

We are also involved in other legal and regulatory proceedings, other disputes and regulatory inquiries in the ordinary course of business. The number and significance of these proceedings, disputes and inquiries are likely to increase in the future. In particular, in addition to the matters described above, we are involved in other legal proceedings and disputes with third-parties claiming that we have infringed their patents or other intellectual property rights, and we expect that we will increasingly be subject to patent infringement and other intellectual property litigation and claims in the future.

Any proceedings, claims or regulatory actions against us, whether meritorious or not, may be time consuming, result in significant legal expenses, require significant amounts of management time, result in the diversion of significant operational resources, require changes in our methods of doing business or our products that could be costly and technically difficult (or perhaps impossible) to implement, reduce our revenue, increase our expenses, require us to make substantial payments to settle claims or satisfy judgments, require us to cease conducting certain operations or offering certain products in certain areas or generally, and otherwise harm our business, results of operations and financial condition, perhaps materially.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 16—Segment Information

The Company has concluded that it operates in one industry— Internet communications—and has a single core business activity and we therefore operate as a single segment.

Our chief operating decision-maker (“CODM”) reviews financial information including profit and loss information on a consolidated basis, accompanied by certain revenue allocations by the class of users. The CODM allocates resources and assesses performance of the business at the consolidated level.

The following tables summarize the allocation of net revenues and the long-lived assets based on geography (in thousands):

	PREDECESSOR			SUCCESSOR
	Year Ended December 31, 2007	Year Ended December 31, 2008	Period from January 1, 2009 to November 18, 2009	Period from November 19, 2009 to December 31, 2009

U.S.	$55,016	$89,395	$101,850	$15,022
Rest of world	326,535	461,969	524,608	77,423

Total net revenues	$381,551	$551,364	$626,458	$92,445

	PREDECESSOR	SUCCESSOR
	Year Ended December 31, 2008	Year Ended December 31, 2009

Luxembourg	$3,057	$10,416
Rest of world	2,983	2,822

Total long-lived tangible assets	$6,040	$13,238

Net revenue is attributed to a geographical jurisdiction based upon the country in which the user’s Internet protocol address is located at the time they register with Skype. Net revenue generated from end-users that registered in Luxembourg, our country of domicile, are not individually significant for disclosure and are included within “Rest of world”. The U.S. is the only country with revenues in excess of 10% of total net revenues. Revenues earned from other services are attributed to the domicile of our contracting entity.

The portion of our net revenues derived from our sale of our communications services products was 96%, 95%, 92% and 97% for 2007, 2008, the Predecessor period ended November 18, 2009 and the Successor Period ended December 31, 2009, respectively. The portion of our net revenues attributable to our SkypeOut product represented 88%, 87%, 83% and 89% for 2007, 2008, the Predecessor period ended November 18, 2009 and the Successor Period ended December 31, 2009, respectively.

Long-lived assets are attributed to geographical jurisdictions based upon the country in which the assets are located or owned.

SKYPE GLOBAL S.à r.l.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Note 17—Subsequent Events

Debt Refinancing

On February 24, 2010, the Company entered into the First Amendment to the Five Year Credit Agreement to provide for, among other things, increased term loan borrowings by $75.0 million, from $700.0 million to $775.0 million and decreased the variable interest rate. The variable interest rate decrease was due primarily to improved credit ratings. The term loan under the First Amendment to the Five Year Credit Agreement bears a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus 5% or 5.5% for the U.S. dollar and Euro tranches, respectively. The First Amendment to the Five Year Credit Agreement requires quarterly interest payments and non-uniform principal repayments on the term loan by the Company to the lenders through to February 24, 2015. The Company contributed the additional proceeds to the repayment of the entire outstanding $125.0 million PIK loan from eBay, plus accrued and unpaid interest of $4.0 million. Due to the significant amendments to the Five Year Credit Agreement, $242.5 million of the original $700.0 term loan was considered to be partially extinguished. As a result a realized loss on amended credit agreement of $13.5 million has been recognized in the Company’s consolidated statement of operations for the three months ended March 31, 2010. The original issuance discount on the First Amendment to the Five Year Credit Agreement of $8.7 million has been recorded as an adjustment to the carrying value of the debt obligation and the direct financing costs on the First Amendment to the Five Year Credit Agreement of $1.8 million, consisting primarily of legal and underwriting fees, have been deferred. The original issuance discount and the direct financing costs on the First Amendment to the Five Year Credit Agreement are recognized as amortization expense over the term of the loan by applying the effective interest rate method.

Net2Phone

On August 4, 2010, Skype and eBay entered into a settlement agreement with Net2Phone, Inc. and related parties in settlement of all outstanding disputes among the parties. The settlement did not have a material impact on the consolidated financial statements.

In connection with the resolution of such litigation, eBay granted us an option to purchase certain patents for a period of one year until August 4, 2011. The purchase price of the option was $2 million. Should we decide to purchase the patents we and eBay will negotiate the purchase price in good faith, and the $2 million option price will be applied to the purchase price of the patents. During the period that the option is valid for, eBay can license the underlying patents but is not permitted to sell, transfer, dispose or other encumber them.

SKYPE GLOBAL S.à r.l.

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six month period ended June 30, 2010

SKYPE GLOBAL S.à r.l.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars, except share information)

	SUCCESSOR
	December 31, 2009	June 30, 2010
		(Unaudited)

Current assets:
Cash and cash equivalents	$114,077	$85,493
Accounts receivable, net	46,540	59,802
Accounts receivable from related parties	22,847	12,680
Prepaid expenses and other current assets	18,981	24,611

Total current assets	202,445	182,586
Property and equipment, net	13,238	19,252
Goodwill	2,372,779	2,372,779
Intangible assets, net	788,118	712,903
Other non-current assets	33,124	25,297

Total assets	$3,409,704	$3,312,817

Current liabilities:
Current portion of long term debt	$35,000	$37,805
Accounts payable	5,195	860
Accounts payable to related parties	11,053	11,038
Accrued expenses and other current liabilities	90,852	99,548
Deferred revenue and user advances	142,600	150,250
Income taxes payable and deferred tax liabilities	8,470	12,350
Accrued interest expense	9,076	5,421

Total current liabilities	302,246	317,272
Long term debt	772,220	690,107
Deferred and other tax liabilities	97,665	51,084

Total liabilities	$1,172,131	$1,058,463

Shareholders’ equity:
Common stock classes A,B,C,D,E,F,G,H,I,J: $0.01 par value; 944,495 (December 31, 2009: 941,460) shares of each class authorized; 944,495 (December 31, 2009: 941,460) shares of each class were issued and outstanding at June 30, 2010	94	94
Management co-investment loan receivable	—	(4,305)
Additional paid-in capital	2,315,996	2,326,832
Warrant	17,214	17,214
Accumulated deficit	(99,721)	(86,600)
Accumulated other comprehensive income	3,990	1,119

Total shareholders’ equity	2,237,573	2,254,354

Total liabilities and shareholders’ equity	$3,409,704	$3,312,817

The accompanying notes are an integral part of these condensed consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars)

	Six Months Ended

	June 30, 2009	June 30, 2010
	PREDECESSOR	SUCCESSOR
	(Unaudited)	(Unaudited)

Net revenues	$324,838	$406,170
Cost of net revenues	161,138	199,820

Gross profit	163,700	206,350

Operating expenses:
Sales and marketing	57,343	70,998
Product development	20,549	29,950
General and administrative	23,681	46,824
Amortization of acquired intangible assets	31,147	57,154

Total operating expenses	132,720	204,926

Income from operations	30,980	1,424
Realized loss on amended credit agreement	—	(13,513)
Interest income and other (expense), net	(6,119)	31,330
Interest expense	—	(35,606)

Income/(loss) before income taxes	24,861	(16,365)
Income tax expense/(benefit)	2,327	(29,486)

Net income	$22,534	$13,121

Basic and diluted net income per share (Class A though I)		$—
Basic and diluted net income per share (Class J)		$13.88

Weighted average shares, basic and diluted (Class A, through I)		8,486,873
Weighted average shares , basic and diluted (Class J)		942,986

The accompanying notes are an integral part of these condensed consolidated financial statements.

SKYPE GLOBAL S.à r.l.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	PREDECESSOR	SUCCESSOR
	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net income	$22,534	$13,121
Adjustments:
Provision for doubtful accounts	808	911
Depreciation and amortization	33,571	79,234
Loss on disposal of property and equipment	3	—
Impairment of investment	4,082	1,643
Stock-based compensation	8,836	3,081
Amortization of debt original issue discount and issue costs	—	3,343
Realized loss on amended credit agreement	—	13,513
Deferred income taxes	(193)	(34,816)
Changes in assets and liabilities, net of disposal effects:
Accounts receivable	6,391	(31,644)
Accounts receivable from related parties	(8,371)	7,846
Prepaid expenses and other current assets	(1,326)	(16,308)
Other non-current assets	2	(342)
Accounts payable	(8,145)	(5,807)
Accounts payable to related parties	4,790	1,759
Accrued expenses and other current liabilities	14,878	4,289
Deferred revenue and user advances	15,015	21,935
Interest payable	—	(2,625)
Income taxes payable and other tax liabilities	1,101	5,697

Net cash provided by operating activities	93,976	64,830

Cash flows from investing activities:
Purchases of property and equipment	(5,264)	(11,226)
Purchases of other long-term investments	—	(1,643)

Net cash used in investing activities	(5,264)	(12,869)

Cash flows from financing activities:
Proceeds from issue of long term debt	—	66,283
Repayments of long term debt	—	(134,688)
Payment for debt issuance costs	—	(2,279)
Proceeds from issue of common stock	—	3,450

Net cash used in financing activities	—	(67,234)

Effect of exchange rate changes on cash and cash equivalents	4,966	(13,311)

Net increase/ (decrease) in cash and cash equivalents	93,678	(28,584)
Cash and cash equivalents at beginning of period	260,187	114,077

Cash and cash equivalents at end of period	$353,865	$85,493

The accompanying notes are an integral part of these condensed consolidated financial statements.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

Note 1—Organization and Nature of Operations

Skype Global S.à r.l. (“Skype Global”, and formerly SLP III Cayman DS IV Holding S.à r.l. and Springboard Group S.à r.l.) was formed in September 2008 by an investor group led by Silver Lake Partners (“Silver Lake”), including Joltid Limited and certain affiliated parties (“Joltid”), Andreessen Horowitz, eBay Inc. (“eBay”), the Canada Pension Plan (“CPP”) Investment Board and Charleston Investment Holdings.

Skype Global is the Successor to the Communications business segment (“Predecessor”) of eBay which consisted of the assets and liabilities of Skype Luxembourg Holdings S.à r.l. (“Skype Holdings”) and its affiliates, Sonorit Holdings A.S. (“Sonorit”) and Skype Inc. (collectively the “Skype Companies”). On November 19, 2009, Skype Global acquired the Skype Companies from eBay for consideration valued at $2.7 billion, hereinafter referred to as the “Skype Acquisition”. Skype Global is a holding company and conducts no operations of its own. Subsequent to the acquisition, the Skype Companies became direct, wholly-owned subsidiaries of Skype Global. All of our operations are conducted by the Skype Companies.

References in the notes of these condensed, combined and consolidated financial statements to the “Company”, “Skype”, “we”, “our”, “us” and similar references, refer to Skype Global, Skype Holdings, or the Skype Companies, as applicable.

Skype is a leading global Internet communications company and is headquartered in Luxembourg, with offices in Europe, the U.S. and Asia. Our software-based communications solution offers a simple and convenient way for Skype users to stay in touch through free and low cost voice and video calls. We also offer other communication tools such as instant messaging, SMS text messaging and file transferring.

Note 2—Summary of Significant Accounting Policies

Basis of presentation

These unaudited condensed consolidated financial statements include Skype Global and its wholly owned subsidiaries and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information under Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In addition, the year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. These quarterly financial statements should be read in conjunction with the Company’s audited consolidated financial statements. We evaluated events or transactions that occurred after the balance sheet date through the issuance date of these financial statements to determine if financial statement recognition or additional disclosure is required. The results of operations for the interim periods presented are not necessarily indicative of the results for the full year.

In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of the Company’s consolidated financial position and results of operations as at the end of and for the periods presented. Certain amounts in prior periods have been reclassified to conform to current period presentation. All significant intercompany accounts and transactions have been eliminated.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Predecessor Period

We have historically operated as part of eBay, and not as a stand-alone Company. The accompanying combined financial statements have been prepared in accordance with U.S. GAAP from the accounting records of eBay using the historical basis of assets and liabilities of the Skype Companies.

The predecessor financial statements include 100% of the assets and liabilities of the Skype Companies and have been presented on a combined basis. All intra-company transactions between the Skype Companies have been eliminated in preparing and reporting the combined results.

For presentation purposes, the Predecessor’s combined financial statements are referred to as condensed consolidated financial statements.

In April 2006, eBay purchased Sonorit, a development stage entity, to acquire engineers that were focused on developing proprietary voice quality technology. The net assets acquired and operating expenses of Sonorit are combined in the predecessor financial statements since the date of its acquisition.

The predecessor financial statements include allocations of expenses for certain corporate and administrative functions provided to the Skype Companies by eBay, including general corporate expenses. These allocations were based on estimates of the level of effort or resources incurred by eBay on behalf of the Skype Companies to provide these services and support. Additionally, certain other expenses incurred by eBay for the direct benefit of the Skype Companies have been included in the predecessor financial statements (see “Note 11—Related Party Transactions”).

Management believes that the estimates, assumptions, and methodology underlying the allocation of these expenses as reflected in the predecessor financial statements are reasonable, however, actual expenses may have differed materially from these allocations had the Skype Companies operated independently of eBay for the periods presented. The predecessor financial statements do not purport to reflect what the results of operations, financial position or cash flows would have been had the Skype Companies operated as an independent company during the periods presented nor do they purport to indicate what the Skype Companies results of operations, cash flows or financial position will be as of any future date or for any future period.

Successor Period

The Skype Acquisition was accounted for as a business combination using the acquisition method and resulted in a new basis of accounting in the acquired Skype Companies. Accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair value at the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. The black lines separating the predecessor and successor financial statements are included to highlight the lack of comparability between these accounts due to the new basis of accounting resulting from the Skype Acquisition.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to provisions for doubtful accounts, legal contingencies, stock-based compensation, income taxes and the recoverability of goodwill and other long-lived assets. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

The Company licenses our Skype software product and provides software updates to our users free of charge. Accordingly, no revenue is derived from the licensing of these software products to users.

The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery of products has occurred or services have been rendered, the fees are fixed or determinable and collection is reasonably assured.

Our users can purchase prepaid credit which is recorded as deferred revenue and user advances when collected and recognized as net revenue at the time users use the credit. For example, when a user makes a pay-as-you-go call or uses another pay-as-you-go communication product, the cost of the call or other product is charged against the user’s prepaid credit balance and net revenue is recognized at the time of use. In addition, any prepaid calling credit that remains in a user’s account for more than 180 days after the last transaction charged against that account is made inactive. Users may subsequently reactivate their credit for an indefinite period by accessing their account through our website. We recognize revenue on inactive credit by applying the delayed recognition approach, which requires management to estimate the point at which it becomes remote that a user will reactivate their credit. These estimates are derived based on historical Company specific data analyzing user behavior, including their likelihood of returning to Skype after 180 days of inactivity, and the volume of users that have reclaimed an inactive credit. Prior to January 1, 2010, any prepaid calling credit that remained in a user’s account for more than 180 days after the last transaction charged against that account was forfeited to us by the user and recognized as revenue at that date.

Derivative Financial Instruments

The Company reports its consolidated financial statements in U.S. dollars and is subject to foreign currency fluctuations due to foreign denominated revenues, expenses, and certain debt obligations. Our results of operations and statement of financial position are primarily impacted by changes in foreign exchange rates between the U.S. dollar and the Euro.

During the six months ended June 30, 2010, the Company entered into a cash flow hedge program to hedge its exposure to a portion of its Euro denominated revenues earned from its users. The Company entered into a series of twelve forward currency contracts ranging from two to thirteen months in duration with an average size of €4.0 million (or $4.8 million equivalent) per month.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

The Company tests for effectiveness prospectively and retrospectively based on regression analysis to determine that the hedge relationship is highly effective at inception and throughout the period. All outstanding derivatives that qualify for hedge accounting are recognized on the balance sheet at fair value and changes in their fair value are recorded in accumulated other comprehensive income (loss) until the underlying forecasted transaction occurs. The effective portion of the derivative’s gain or loss that is initially reported as a component of accumulated other comprehensive income (loss) is subsequently reclassified into the statement of operations line item in which the hedged item is recorded in the same period the forecasted transaction affects earnings. No amounts have been recognized in earnings in the six months ended June 30, 2010 as none of the hedged items impacted earnings in the period. The Company expects all amounts recorded in other comprehensive income to be reclassified into income over the next twelve months.

There are no credit contingent features associated with the Company’s foreign currency derivatives and we have not and are not required to post collateral against our foreign currency derivatives. The Company does not enter into derivatives for speculative or trading purposes.

Earnings per share

We compute net income (loss) per share of common stock using the two-class method. Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock and potentially dilutive common stock outstanding during the period. The dilutive effect of outstanding options and warrants is reflected in diluted earnings per share by application of the treasury stock method. The calculation of diluted net income per share excludes all anti-dilutive shares. Per share information is not provided for the six months ended June 30, 2009 because the Predecessor financial statements have been prepared on a combined basis and have an equity structure reflecting eBay’s net investment in the Skype Companies.

Recent Accounting Pronouncements

On January 1, 2010, we adopted ASU 2009-13, which amends ASC Topic 605, Revenue Recognition. Under this standard, we allocate revenue in arrangements with multiple deliverables using estimated selling prices if we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. Estimated selling prices are management’s best estimates of the prices that we would charge our customers if we were to sell the standalone elements separately.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 2—Summary of Significant Accounting Policies (continued)

Users can purchase certain subscription products that may contain multiple deliverables such as an unlimited Internet calling plan, voicemail, or a discounted online number for a specified period. When these subscription products are bundled, the deliverables are generally available over a commensurate subscription period and revenue is recognized ratably over the period of the subscription. If products are sold separately by the Company, the revenue recognized from these products are determined based on their stand-alone selling price. When a product is not sold separately, the Company establishes its best estimate of the selling price for that deliverable and revenue is allocated to each communication product using the relative selling price method. In accounting for multiple deliverables, management’s judgment is necessary when identifying the nature of deliverables in an arrangement as well as determining each individual deliverable’s selling price and allocating relative selling price to the multiple deliverables. Prior to January 1, 2010, we applied the residual method for allocating revenue to products for which we could not establish objective evidence of fair value. Application of the relative selling price method did not have a material impact on our consolidated financial statements when applied prospectively in 2010.

Management does not believe that there are any other recently issued and effective or not yet effective pronouncements as of June 30, 2010 that would have or are expected to have a material impact on the Company’s consolidated financial position, cash flows or results of operations

Note 3—Other Comprehensive Income

The changes in the components of other comprehensive income were as follows (in thousands):

	Six Months Ended

	June 30, 2009	June 30, 2010
	PREDECESSOR	SUCCESSOR

Net income	$22,534	$13,121
Unrealized loss on cash flow hedges	—	(1,149)
Foreign currency translation loss	(779)	(1,723)

Other comprehensive income	$21,755	$10,249

Note 4—Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill during the six months ended June 30, 2010 were as follows (in thousands):

SUCCESSOR

Balance at January 1, 2010	$2,372,779
Adjustments	—

Balance at June 30, 2010	$2,372,779

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 4—Goodwill and Other Intangible Assets (continued)

Goodwill

The Skype Acquisition was accounted for as a business combination using the acquisition method. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date. The excess of purchase price over the tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. The Company believes the resulting amount of goodwill is reflective its long term earnings potential. None of the goodwill generated from the Skype Acquisition is tax deductible.

The allocation of the purchase price is determined by management in part upon a valuation of certain assets and liabilities acquired. The fair value of the Company was determined using the income approach, which requires estimates of future cash flows based upon, among other things, certain assumptions about expected future operating performance and an appropriate discount rate determined by our management and allocated this fair value to the identifiable tangible and intangible assets and liabilities, with the remainder being the implied fair value of goodwill. Our estimates of discounted cash flows may differ from actual cash flows due to, among other things, economic conditions, changes to our business model or changes in operating performance. Additionally, our business has a limited financial history and a developing revenue model, which makes it difficult to estimate future cash flow and increases the risk of differences between our projected and actual performance. Significant differences between these estimates and actual cash flows could materially affect our future financial results. These factors increase the risk of differences between projected and actual performance that could impact future estimates of fair value.

The initial accounting for the Skype Acquisition was prepared based on available information at December 31, 2009, however was not finalized due to the ongoing evaluation of certain tax filing positions in Luxembourg and other direct and indirect tax estimates recorded on the date of the Skype Acquisition. During the six months ended June 30, 2010, management received the information necessary to conclude on the ongoing tax filing position of our Luxembourg entities resulting in an increase in the preliminary purchase price allocation of $32.8 million in deferred tax liabilities and goodwill, respectively. The impact of this adjustment has been recorded in the consolidated financial statements resulting in an additional income tax benefit of $5.0 million in the Successor period ended December 31, 2009.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 4—Goodwill and Other Intangible Assets (continued)

Intangible Assets

The fair values for acquired intangible assets were determined by management in part based on valuations performed by independent valuation specialists at the date of the Skype Acquisition. The components of acquired identifiable intangible assets are as follows (in thousands):

	December 31, 2009 (SUCCESSOR)
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)

Intangible assets:
Customer lists and user base	2-3	$205,700	$(8,805)	$196,895
Trademarks and trade names	10	381,600	(4,435)	377,165
Developed technologies	3-7	178,200	(4,198)	174,002
In process research and development		38,200	—	38,200
Other	5	1,900	(44)	1,856

		$805,600	$(17,482)	$788,118

	June 30, 2010 (SUCCESSOR)
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)

Intangible assets:
Customer lists and user base	2-3	$205,700	$(46,688)	$159,012
Trademarks and trade names	10	381,600	(23,515)	358,085
Developed technologies	3-7	178,200	(22,260)	155,940
In process research and development		38,200	—	38,200
Other	5	1,900	(234)	1,666

		$805,600	$(92,697)	$712,903

In conjunction with the Skype Acquisition, Skype Global acquired intangible assets valued at $805.6 million, consisting of $205.7 million in customer lists and user base, $381.6 million in trademarks and trade names, $178.2 million in developed technologies, $38.2 million of in process research and development and $1.9 million of other intangible assets. In process research and development was recorded at fair value as determined at the acquisition date until the completion or abandonment of the associated research and development projects. Upon completion of development, acquired in process research and development assets are generally considered amortizable, finite-lived assets. We evaluate in process research and development assets for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of our in process research and development assets by determining the likelihood of the associated research and development project completion and if the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. If the associated research and development project completion is unlikely or an asset is not determined to be recoverable, the impairment to be recognized is measured by the amount the carrying value exceeds the fair market value of the asset, which is generally estimated based on projected discounted future net cash flows.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 4—Goodwill and Other Intangible Assets (continued)

All of our acquired identifiable intangible assets are subject to amortization. Acquired identifiable intangible assets are comprised primarily of customer lists and user base, trademarks and trade names and developed technologies. No significant residual value is estimated for the intangible assets.

Aggregate amortization expense for intangible assets totaled $31.1 million and $75.2 million for the six months ended June 30, 2009 and 2010, respectively.

Expected future intangible asset amortization as of June 30, 2010 is as follows (in thousands):

SUCCESSOR

Rest of 2010	$75,215
2011	154,287
2012	126,733
2013	62,364
2014	62,364
Thereafter	231,940

$712,903

Note 5—Interest Income and Other (Expense), Net

The components of interest income and other, net are as follows (in thousands):

	Six Months Ended

	June 30, 2009	June 30, 2010
	PREDECESSOR	SUCCESSOR

Interest income	$1,369	$90
Foreign exchange (loss)/gain	(3,269)	32,190
Other	(4,219)	(950)

Interest income and other (expense), net	$(6,119)	$31,330

Note 6—Fair Value Measurement of Assets and Liabilities

All of our financial assets are valued using market prices on active markets (level 1) or observable market based inputs or unobservable inputs that are corroborated by market data (level 2). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets and are applied to measure the fair value of cash and cash equivalents, consisting of short term, highly liquid investments with original or remaining maturities of three months or less when purchased. The carrying value of our long term debt approximates its fair value.

The Company has elected to use the income approach to value the derivatives, using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash, credit risk at commonly quoted intervals, spot and forward rates). Mid-market pricing is used as a practical expedient for fair value measurements.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 6—Fair Value Measurement of Assets and Liabilities (continued)

ASC 820 requires the fair value measurement of an asset or liability to reflect the non-performance risk of the entity and the counterparty. Therefore, the impact of the counterparty’s creditworthiness when in an asset position and the Company’s creditworthiness when in a liability position has also been factored into the fair value measurement of the derivative instruments and did not have a material impact on the fair value of these derivative instruments. The Company utilizes large financial institutions and reviews counterparty credit worthiness at least quarterly to determine counterparty non-performance risk. The Company does not consider its counterparty credit risk material due to the limited size and duration of its derivatives and the current credit worthiness of its counterparty. Both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments. See the Derivative Financial Instruments footnote for more information about the Company’s derivatives and risk management strategies.

As of December 31, 2009 and June 30, 2010, we held no direct investments in auction rate securities, collateralized debt obligations, structured investment vehicles or mortgage-backed securities.

Note 7—Stock-Based Compensation

eBay Equity Incentive Plans

Prior to the Skype Acquisition, the Company’s employees were granted equity based compensation awards under the eBay equity incentive plans for directors, officers and employees that consist of options to purchase eBay’s common stock, restricted stock units (“RSU”) settled in eBay’s common stock and non-vested shares of eBay’s common stock. The Company’s employees were also eligible to participate in eBay’s Employee Stock Purchase Plan. The charges relating to these awards have been reflected in the Skype Companies condensed consolidated financial statements. Stock options granted under these plans generally vested 25% one year from the date of grant (or 12.5% six months from the date of grant for grants to existing employees) and the remainder vested at a rate of 2.08% per month thereafter, and generally had an expiration date seven to ten years from the date of grant. The fair value of stock options was determined using the Black-Scholes option pricing model on the date of grant.

RSUs and non-vested shares were granted to eligible employees under eBay’s equity incentive plans. In general, RSUs and non-vested shares vested on an annual basis over two to four years, were subject to the employees’ continuing service to the company and did not have an expiration date. The cost of restricted stock units and non-vested shares was determined using the fair value of eBay’s common stock on the date of grant.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 7—Stock-Based Compensation (continued)

eBay Equity Incentive Plan Valuation Assumptions

The fair value of each option award was calculated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used for the six months ended June 30, 2009:

PREDECESSOR
Six Months Ended June 30, 2009

Risk free interest rates	1.6%
Expected life (in years)	3.8
Expected dividend yield	—
Expected stock price volatility	47%

eBay Equity Incentive Plan Compensation Expense

The computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on eBay stock. The computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award was based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents details of total amount of stock-based compensation expense that is included in each of the following line items on our condensed consolidated statement of operations (in thousands):

PREDECESSOR
Six Months Ended June 30, 2009

Cost of net revenues	$369
Sales and marketing	3,705
Product development	3,309
General and administrative	1,453

Total stock-based compensation	$8,836

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 7—Stock-Based Compensation (continued)

eBay Stock Option Activity

The following table summarizes stock option activity for the Company’s employees under the eBay equity incentive plans as of and for the six months ended June 30, 2009:

PREDECESSOR
Options

Outstanding at January 1, 2009	2,447,100
Granted and assumed	399,552
Exercised	(18,553)
Transfers, net	190,931
Forfeited/expired/cancelled	(88,512)

Outstanding at June 30, 2009	2,930,518

The weighted average grant date fair value during the six months ended June 30, 2009 was $4.67 per share. The aggregate intrinsic value of options exercised during the six months ended June 30, 2009 was $166,000.

eBay Restricted Stock Unit Activity

The following table summarizes RSU activity for the Company’s employees under the eBay equity incentive plans as of and for the six months ended June 30, 2009:

PREDECESOR
Restricted Stock Units

Outstanding at January 1, 2009	1,176,849
Granted and assumed	875,394
Exercised	(281,173)
Transfers, net	26,843
Forfeited/expired/cancelled	(17,066)

Outstanding at June 30, 2009	1,780,847

The weighted average grant date fair value for RSUs awarded during the six months ended June 30, 2009 was $11.47 per share.

Skype Equity Incentive Plan

On December 17, 2009, the Company adopted the Skype Global Equity Incentive Plan (the “Plan”) under which employees, directors, service providers and consultants are eligible to be granted equity based compensation awards that consist of options to purchase ordinary shares of the Company. The number of ordinary shares available for grant under the Plan is 575,000 shares. Options granted under the Plan are non-qualified stock options that vest based on the passage of time and/or the achievement of investor return thresholds and expire after ten years. The Plan expires on December 17, 2019.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 7—Stock-Based Compensation (continued)

Time-Based Options granted under the Plan generally begin to vest and become exercisable on the first anniversary of the grant date, with 20% of the shares subject to the option becoming vested at that time and with the remainder vesting in equal installments of 1.667% at the end of each month thereafter. If a change in control occurs, the Time-Based Options will continue to vest based on the standard schedule. However, the Time-Based Options may become subject to accelerated vesting, accordingly no less than two-thirds of the options will vest by the first anniversary of the change in control and all of the shares by the second anniversary of the change in control.

Performance-Based Options granted under the Plan generally vest and become exercisable based on the “multiple of money” return achieved upon the occurrence of an event that results, directly or indirectly, in the sale, transfer or other disposition of ordinary shares held by an initial equity investor of Skype Global (the “Initial Equity Investors”) for cash. If a liquidity event occurs, the percentage of Performance-Based Options that vest are calculated as the product of the percentage of shares sold by the Initial Equity Investors and a pre-determined percentage of the number of shares subject to the Performance-Based Option based on the multiple of money return achieved by the Initial Equity Investors. The Performance-Based Options that are not vested at the time of an initial public offering (“IPO”) or certain other corporate transactions shall become eligible to vest on subsequent anniversaries of the completion date of the original transaction that follows the end of the Initial Equity Investors’ lock-up period relating to an IPO or corporate transaction. At each eligible vesting date following an IPO or certain other corporate transactions, 20% of the shares subject to the original Performance-Based Option shall become eligible to vest on each such anniversary. The total percentage of Performance-Based Options that actually vest will be based on the Initial Equity Investors’ multiple of money return calculated using the 90 day average trading stock price prior to such anniversary. Since the occurrence of a liquidity event that will trigger the eligibility of vesting for Performance-Based Options is outside of the control of the Company or the option holders, compensation expense related to Performance-Based Options will be recognized only when a liquidity event occurs and will be calculated based on the number of shares that become eligible for vesting.

Skype Equity Incentive Plan Stock Option Valuation Assumptions

The fair value of each Time-Based Option was determined using the Black-Scholes option pricing approach. The fair value of each Performance-Based Option was determined using a Monte Carlo simulation approach. The fair value of each option has been calculated on the date of grant using the following weighted-average assumptions:

SUCCESSOR
Six Months Ended June 30, 2010

Risk-free interest rates	3.2%
Time Based Options expected life (in years)	6.2
Expected dividend yield	—
Expected stock price volatility	65%

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 7—Stock-Based Compensation (continued)

Skype Equity Incentive Plan Compensation Expense

The computation of expected volatility was derived by referencing the implied historical volatility of comparable publicly traded entities. Due to the absence of sufficient historical data on exercise behavior, the computation of expected life for the options was determined using the simplified method. Based on this methodology, the expected life was estimated as the midpoint between the earliest time and latest time that the options can be exercised. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table presents details of total amount of stock-based compensation expense that is included in each of the following line items on our condensed consolidated statement of operations (in thousands):

SUCCESSOR
Six Months Ended June 30, 2010

Cost of net revenues	$51
Sales and marketing	1,722
Product development	813
General and administrative	495

Total stock-based compensation	$3,081

Skype Stock Option Activity

The following table summarizes the stock option activity under the Plan as of and for the six months ended June 30, 2010:

SUCCESSOR
Options

Outstanding at January 1, 2010	321,636
Granted	212,867
Exercised	—
Forfeited/expired/cancelled	(3,586)

Outstanding at June 30, 2010	530,917

The weighted average exercise price of stock options granted and assumed during the six months ended June 30, 2010 was $255.52 per share and the related weighted average grant date fair value was $102.82 per share.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 8—Long Term Debt

Long term debt consisted of the following (thousands):

	SUCCCESSOR
	December 31, 2009	June 30, 2010

Five year credit agreement	$682,220	$727,912
Seller note	125,000	—

	807,220	727,912
Less: current portion of long term debt	35,000	37,805

	$772,220	$690,107

Credit Agreement

On November 19, 2009, the Company entered into a syndicated five year credit agreement providing a
$700.0 million term loan and $30.0 million revolving commitment, the term loan bears a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus 7% (the “Five Year Credit Agreement”). The Five Year Credit Agreement required quarterly interest payments and non-uniform principal repayments on the term loan by the Company to the lenders through to November 19, 2014. The proceeds of the $700.0 million term loan, after an original issuance discount (“OID”) of $18.3 million and the deduction of direct financing costs of $27.7 million, were used by the Company to fund the Skype Acquisition.

On February 24, 2010, the Company entered into the First Amendment to the Five Year Credit Agreement to provide for, among other things, increased net borrowings by $75.0 million, from $700.0 million to $775.0 million and decreased the variable interest rate. The variable interest rate decrease was due primarily to increased credit ratings. The term loan under the First Amendment to the Five Year Credit Agreement bears a variable interest rate calculated on the basis of LIBOR, subject to a 2% floor, plus 5% or 5.5% for the U.S. dollar and Euro tranches, respectively. The First Amendment to the Five Year Credit Agreement requires quarterly interest payments and non-uniform principal repayments on the term loan by the Company to the lenders through to February 24, 2015.

The Company contributed the increase in net borrowings to the repayment of the entire outstanding $125.0 million PIK loan from eBay, plus accrued and unpaid interest of $4.0 million. Under the First Amendment to the Five Year Credit Agreement, $242.5 million of the original $700.0 million term loan was considered extinguished and $457.5 million was considered modified. As a result, a realized loss on amended credit agreement of $13.5 million relating to the deferred financing fees and OID associated to the portion of the loan that was considered extinguished has been recognized in the Company’s condensed consolidated statement of operations for the six-month period ended June 30, 2010. The OID on the First Amendment to the Five Year Credit Agreement of $8.7 million was recorded as an adjustment to the carrying value of the debt obligation and the direct financing costs on the First Amendment to the Five Year Credit Agreement of $2.3 million, consisting primarily of legal and underwriting fees, were deferred and are presented as other non-current assets on the balance sheet. The OID and the direct financing costs on the First Amendment to the Five Year Credit Agreement are recognized as amortization expense over the term of the loan by applying the effective interest rate method.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 8—Long Term Debt (continued)

As of June 30, 2010, we had $727.9 million outstanding under the credit agreement, of which $690.1 million and $37.8 million are classified as non-current and current liabilities, respectively, in our condensed consolidated balance sheet. The carrying amounts under the credit agreement are presented net of the unamortized OID. The interest rates at June 30, 2010 were 7% and 7.5% for the U.S. dollar and Euro tranches, respectively. As of June 30, 2010 and throughout the reporting periods presented, the Company was in compliance with all covenants and restrictions under the Five Year Credit Agreement.

Seller Note

In conjunction with the Skype Acquisition, the Company entered into a payment in kind (PIK) loan agreement with eBay with a face value of $125.0 million. The note accrues interest at 12% and both principal and interest become payable on November 19, 2015. On February 24, 2010, the Company repaid the entire outstanding PIK loan plus accrued and unpaid interest.

Debt Maturity

Maturities of outstanding debt, as of June 30, 2010, were as follows (in thousands):

SUCCESSOR
Fiscal years:
Rest of 2010	$18,903
2011	37,805
2012	37,805
2013	66,159
2014	444,213
Thereafter	141,771

746,656
Less: Unamortized original issuance discount	(18,744)

$727,912

Interest Expense

During the six months ended June 30, 2009 and 2010, the Company recognized interest expense of $ nil and $31.0 million, respectively.

At June 30, 2010 and December 31, 2009, the total unused commitments under the Senior Credit Facility were $30.0 million. At June 30, 2010, outstanding letters of credit were $0.7 million. There were no outstanding letters of credit at December 31, 2009.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 9—Derivatives and Hedging

The effect of derivative instruments designated as cash flow hedges on other comprehensive income (“OCI”) and consolidated statements of operations for the six- months ended June 30, 2010 are as follows (in thousands):

	SUCCCESSOR
	Gain (loss) recognized in other comprehensive income (effective portion)	Gain (loss) recognized in earnings and excluded from effectiveness testing

Foreign exchange forward contracts	$(1,149)	$(29)

	$(1,149)	$(29)

The gain (loss) recognized in earnings and excluded from effectiveness testing is recognized in interest income and other (expense), net. As of June 30, 2010, no amounts have been reclassified from OCI into earnings and no ineffectiveness has been recorded in earnings.

The following tables reflect the fair value of our foreign currency exchange derivative instruments designated and not designated as hedging instruments at June 30, 2010 (in thousands):

	SUCCCESSOR
	Fair value of derivatives reported in other current assets	Fair value of derivatives reported in other current liabilities

Foreign exchange derivatives designated as hedging instruments	$—	$(1,178)
Foreign exchange derivatives not designated as hedging instruments	—	—

Total fair value of derivative financial instruments	$—	$(1,178)

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 10—Share Capital

Authorized and issued

The Company’s authorized share capital is 9,444,950 shares with a par value of $0.01 each. The Company’s authorized share capital consists of classes A,B,C,D,E,F,G,H,I,J. At June 30, 2010, 944,495 shares of each class were issued and outstanding.

In accordance with the Company’s Articles of Association, there are no required dividends payable, preferential rights or a difference in voting rights between the various classes of shares. In the event dividends are distributed, the holders of shares in each class of shares share shall be entitled to receive, pro-rata, a dividend representing (a) 0.010% of the nominal value of the class A shares, (b) 0.015% of the nominal value of class B shares, (c) 0.020% of the nominal value of the class C shares, (d) 0.025% of the nominal value of the class D shares, (e) 0.030% of the nominal value of the class E shares, (f) 0.035% of the nominal value of the class F shares, (g) 0.040% of the nominal value of the class G shares, (h) 0.045% of the nominal value of class H shares, (i) 0.050% of the nominal value of class I shares, and (j) 0.055% of the nominal value of class J shares. Any remaining profits of the Company for distribution, if any, are allocated to the classes of shares in reverse alphabetical order.

Common Stock Warrants

In conjunction with the closing of the Skype Acquisition, the Company and eBay settled a dispute with Joltid whereby we issued warrants to purchase an additional 98,680 shares representing an approximate 1% stake in the Company. The estimated fair value of the warrants issued to Joltid was $17.2 million. The warrants remained outstanding at December 31, 2009 and June 30, 2010 and were recorded as a component of the Company’s shareholders’ equity.

Management Co-Investment Plan

The management co-investment plan was implemented during the six months ended June 30, 2010 in order to further align the interests of management with those of our common stockholders by offering the participants an opportunity to share in the success of Skype.

The management co-investment plan is administered through a Limited Partnership Agreement with Skype Management L.P., a partnership registered in the Cayman Islands (the “Partnership”). Prior to an initial public offering (“IPO”), ordinary shares in the Company are not issued directly to or recorded in the name of any co-investment participants, rather, the Company has issued ordinary shares to the Partnership which hold the shares on behalf of such participant in consideration for the issuance of Partnership Units to such participant. The participant thereby becomes a Limited Partner in Skype Management LP and each Partnership Unit represents an economic interest in one of our shares of common stock. These Partnership Units include any dividends and other proceeds or liquidation entitlements, but do not include any voting rights, which are retained by the Partnership in its capacity as stockholder. In the event of an IPO, the Partnership Units are redeemable by the Limited Partners for the underlying ordinary shares in the Company.

On April 8, 2010, the capital of the Company was increased by the issuance of 3,035 new shares of each class with a par value of $0.01 each to the Partnership.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 10—Share Capital (continued)

Participants in the management co-investment plan were granted loans by the Company in the aggregate amount of $4.3 million in order to partially fund their participation in the management co-investment plan. These loans are of full recourse to the Company and interest bearing. Total interest earned and accrued under the plan as of June 30, 2010 was less than $0.1 million. As of June 30, 2010, the outstanding loan balance of $4.3 million is reported as a deduction from shareholders’ equity.

Note 11—Related Party Transactions

PayPal Inc. (PayPal), an eBay subsidiary, provides payment processing services to the Company. We recognized expenses of $2.6 million and $2.0 million for the six months ended June 30, 2009 and 2010, respectively, for these payment processing services. Under the terms of the agreement with PayPal, the charges for its services have fluctuated from period to period due in part to receipt of incentives in certain periods that resulted in lower processing fees. Accounts receivable from PayPal at December 31, 2009 and June 30, 2010 were $12.8 million and $2.7 million, respectively. At December 31, 2009 and June 30, 2010, PayPal also held $50.0 million and $91.4 million face value, respectively, of the term loan under the Syndicated Loan (see “Note 8—Long Term Debt”).

On July 13, 2006, we entered into a distribution agreement with Internet Auction Co., Ltd (a subsidiary of eBay, which we refer to as IAC) for the distribution, marketing and promotion of paid communications services products in South Korea. Under this distribution agreement, IAC receives 21% of the gross receipts derived from IAC’s sales of paid communications services products through its Korean website as well as from Skype’s sales of SkypeIn through Skype’s website to customers directed to the Skype website by IAC, which together amounted to consideration paid of $0.6 million for these distribution services in the first six months 2010. We may terminate the agreement on sixty days’ notice of non-renewal or in the event the Korean regulatory authority requires adjustment to Skype’s products in such a way that is not reasonably possible for Skype to accept.

On August 14, 2009, eBay entered into a limited guarantee of full payment of all our liabilities to Bibit B.V. in connection with a Payment Processing Agreement that we entered into with Bibit on the same day. Bibit provides credit card payment processing for our paid products. Under the Guarantee Agreement, eBay’s maximum liability is limited to the lesser of the amounts due and owing under the Payment Processing Agreement and €4.1 million. eBay’s guarantee to Bibit terminates upon the earliest of the closing of our initial public offering and Bibit being reasonably satisfied with the outcome of their assessment of our credit and risk or November 19, 2011.

The Company’s condensed consolidated statement of operations for the predecessor period include allocations for certain corporate and administrative services and support provided to the Company by eBay, including finance, legal, information technology systems, shared facilities and human resource-related costs. These allocations were based on estimates of the level of effort or resources incurred by eBay on the Company’s behalf in providing these services and support. Additionally, certain other expenses incurred by eBay for the Company’s direct benefit, such as rent, salaries and certain benefits have been included as expenses in the Company’s condensed consolidated statement of operations for the predecessor period. The total expenses allocated from eBay for the six months ended June 30, 2009 were $3.9 million and have been included in general and administrative expenses in the Company’s statement of operations and are recorded as accounts payable to related parties in our balance sheet. There were no expenses allocated subsequent to the Skype Acquisition.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 11—Related Party Transactions (continued)

In conjunction with the Skype Acquisition, the Company entered into a Transition Services Agreement (“TSA”) with eBay that provides us continued access to certain corporate and administrative services and support subsequent to the Skype Acquisition. The TSA primarily addresses continued access to information technology systems while the Company develops its own systems. The total charges incurred under the TSA for the six months ended June 30, 2010 were $2.1 million. Charges incurred under the TSA have been included in general and administrative expenses of the Company.

In conjunction with the Skype Acquisition, eBay funded a special cash pool to reward eligible Skype employees. Employees are eligible to receive a bonus based on continued employment that will vest on the one-year anniversary of the Skype Acquisition. The total estimated value of the awards to be granted and funded by eBay is $10.0 million and was recorded as an asset in the opening balance sheet of the Skype Companies and has been amortized as compensation expense based on the actual value of the awards that are estimated to vest. Amortization of the $10.0 million special cash pool resulted in compensation expenses of $5.0 million for the six months ended June 30, 2010.

The Company has entered into Management Service and Advisory Agreements with Equity Investors in the Company. Under the terms of the agreements, certain shareholders are paid fees for management, consulting or advisory services provided to the Company. During the six months ended June 30, 2010, the Company recognized $7.3 million, in fees which are reflected as general and administrative expenses in the successor financial statements of the Company.

Note 12—Income Taxes

We are subject to income taxes in Luxembourg and other foreign jurisdictions where we have operations. In most tax jurisdictions, our subsidiaries file tax returns as stand-alone entities and the provision for income taxes is completed on a separate return basis. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. As of December 31, 2009 and June 30, 2010, our liability for unrecognized tax benefits was $2.2 million and $1.9 million, respectively, which if recognized would decrease our provision for income taxes and increase our net income by $2.2 million and $1.9 million, respectively. The impact on net income reflects the liabilities for unrecognized tax benefits net of certain deferred tax assets and the federal tax benefit of state income tax items.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 13—Contingencies

Legal Proceedings

Net2Phone. In June 2006, Net2Phone, Inc. (Net2Phone) filed a lawsuit in the U.S. District Court for the District of New Jersey (No. 06-2469) alleging that eBay Inc., Skype Global S.à r.l. and Skype Inc. infringed various patents owned by Net2Phone relating to point-to-point Internet protocol. Net2Phone is currently alleging the infringement of five patents. The suit seeks an injunction against continuing infringement, damages, and interest, costs and fees. We and eBay have filed an answer and counterclaims asserting that the patents are invalid, unenforceable and were not infringed. The claim construction hearing and trial date are not yet set. The U.S. Patent and Trademark Office has initially rejected all of the asserted claims of all five Net2Phone patents in reexaminations of those patents. We believe that we have meritorious defenses and intend to defend ourselves vigorously. However, although we are confident of our legal position, as with any litigation there is the possibility of an adverse result. If we are required to make substantial payments to settle this matter or to satisfy any damages that might be awarded by a court, or if a court were to enter an injunction against us in this matter, it could have a material adverse effect on our consolidated financial position or results of operations. See “Note 15—Subsequent Events”)

We are also involved in other legal and regulatory proceedings, other disputes and regulatory inquiries in the ordinary course of business. The number and significance of these proceedings, disputes and inquiries are likely to increase in the future. In particular, in addition to the matters described above, we are involved in other legal proceedings and disputes with third-parties claiming that we have infringed their patents or other intellectual property rights, and we expect that we will increasingly be subject to patent infringement and other intellectual property litigation and claims in the future.

Any proceedings, claims or regulatory actions against us, whether meritorious or not, may be time consuming, result in significant legal expenses, require significant amounts of management time, result in the diversion of significant operational resources, require changes in our methods of doing business or our products that could be costly and technically difficult (or perhaps impossible) to implement, reduce our revenue, increase our expenses, require us to make substantial payments to settle claims or satisfy judgments, require us to cease conducting certain operations or offering certain products in certain areas or generally, and otherwise harm our business, results of operations and financial condition, perhaps materially.

Note 14—Segment Information

The Company has concluded that it operates in one industry—Internet communications—and has a single core business activity and we therefore operate as a single segment.

Our chief operating decision-maker (“CODM”) reviews financial information including profit and loss information on a consolidated basis, accompanied by certain revenue allocations by the class of users. The CODM allocates resources and assesses performance of the business at the consolidated level.

SKYPE GLOBAL S.à r.l.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Expressed in thousands of U.S. dollars)

(Continued)

Note 14—Segment Information (continued)

The following tables summarize the allocation of net revenues and the long-lived assets based on geography (in thousands):

	Six Months Ended
	June 30, 2009	June 30, 2010
	PREDECESSOR	SUCCESSOR
	(Unaudited)	(Unaudited)

U.S.	$53,728	$67,816
Rest of world	271,110	338,354

Total net revenues	$324,838	$406,170

	SUCCESSOR
	December 31, 2009	June 30, 2010

Luxembourg	$10,416	$15,293
Rest of world	2,822	3,959

Total long-lived tangible assets	$13,238	$19,252

Net revenue is attributed to a geographical jurisdiction based upon the country in which the user’s Internet protocol address is located at the time they register with Skype. Net revenue generated from end-users that registered in Luxembourg, our country of domicile, are not individually significant for disclosure and are included within “Rest of world”. The U.S. is the only country with revenues in excess of 10% of total net revenues. Revenues earned from other services are attributed to the domicile of our contracting entity.

Long-lived assets are attributed to geographical jurisdictions based upon the country in which the assets are located or owned.

Note 15—Subsequent Events

Net 2 Phone On August 4, 2010, Skype and eBay entered into a settlement agreement with Net2Phone, Inc. and related parties in settlement of all outstanding disputes among the parties. The settlement did not have a material impact on the consolidated financial statements.

In connection with the resolution of such litigation, eBay granted us an option to purchase certain patents for a period of one year until August 4, 2011. The purchase price of the option was $2.0 million. Should we decide to purchase the patents we and eBay will negotiate the purchase price in good faith, and the $2.0 million option price will be applied to the purchase price of the patents. During the period that the option is valid for, eBay can license the underlying patents but is not permitted to sell, transfer, dispose or other encumber them.

American Depositary Shares

representing                      Ordinary Shares

Skype S.A.

PROSPECTUS

Goldman, Sachs & Co.

J.P. Morgan

Morgan Stanley

BofA Merrill Lynch

Barclays Capital

Citi

Credit Suisse

Deutsche Bank Securities

Lazard Capital Markets

RBC Capital Markets

UBS Investment Bank

Allen & Company LLC

Evercore Partners

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

SEC Registration Fee	$
FINRA Filing Fee	$
Stock Exchange Listing Fee	$
Printing Fees and Expenses	$
Accounting Fees and Expenses	$
Legal Fees and Expenses	$
Blue Sky Fees and Expenses	$
Transfer Agent Fees and Expenses	$
Miscellaneous	$

Total	$

Item 14.	Indemnification of Directors and Officers

We have a directors and officers liability insurance policy which insures directors and officers against the cost of defense, settlement or payment of claims and judgments under some circumstances. We have also entered into indemnity agreements with two of our directors in which we agree to hold each of them harmless, to the extent permitted by law, from damage resulting from a failure to perform or a breach of duties by our board members, and to indemnify each of them for serving in any capacity for the benefit of the company, except in the case of willful misconduct or gross negligence in certain circumstances.

Skype S.A.’s articles of incorporation provide for indemnification of directors and officers by the company to the fullest extent permitted by Luxembourg law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director becomes a party as a result of his or her position.

The indemnification provided above is not exclusive of any rights to which any of our directors or officers may be entitled under applicable law. The general effect of the foregoing provisions may be to reduce the circumstances in which a director or officer may be required to bear the economic burdens of the foregoing liabilities and expenses.

The underwriting agreement for this offering, a form of which is filed as an exhibit to this registration statement, provides that the underwriters are obligated, under certain circumstances, to indemnify our officers and directors and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

See “Description of Capital Stock—Limitation of Liability and Indemnification of Directors and Officers.”

Item 15.	Recent Sales of Unregistered Securities

During the past three years, Skype S.A.’s predecessor, Skype Global S.à r.l., issued unregistered securities to certain investors and certain members of management and employees, as described below. The information presented below does not give effect to our corporate reorganization as described in the prospectus.

Skype Global S.à r.l. was originally formed on September 8, 2008 as SLP III Cayman DS IV Holdings S.à r.l. and has issued unregistered securities in a number of transactions detailed below. The transactions were exempt from the registration requirements of the Securities Act of 1933 in reliance on Section 4(2) thereof, and the rules and regulations promulgated thereunder (including Regulation D and Rule 506), Regulation S, as offshore transactions by an issuer with no directed selling efforts in the United States, or Rule 701, as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of the transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The recipients of securities in such transactions represented their intention to acquire the securities for investment only. Where relevant, recipients of securities, issued by us in reliance of Section 4(2) of the Securities Act, were accredited or sophisticated and either received adequate information about the registrant or had access, through their relationships with us, to such information.

On September 8, 2008, we issued all of our 12,500 shares to SLP III Cayman DS IV Topco, Ltd. for cash consideration of €12,500, which then transferred all of the shares to SLP III Cayman DS IV Holdings S.à r.l. on August 31, 2009. On November 19, 2009, in connection with the Skype Acquisition, we changed our capital structure: converting the currency of our share capital from Euro to United States Dollars at the exchange rate quoted by the European Central Bank on November 16, 2009, changing the par value of our share capital from €1 to $0.01 and creating ten classes of shares: Classes A to J. We exchanged the outstanding 12,500 shares for 1,870,600 shares, divided equally among the ten classes, and issued them to Silver Lake III Cayman (AIV III), L.P.

On the same day, we then increased our share capital to 5,214,300 shares, divided equally among the ten classes. We issued 1,787,290 additional shares to Silver Lake III Cayman (AIV III), L.P., 254,260 shares to Andreessen Horowitz Fund I, L.P., 1,173,530 shares to CPP Investment Board Private Holdings, Inc., 15,180 shares to Silver Lake Technology Investors III Cayman, L.P. and 113,440 shares to SLP Springboard Co-Invest, L.P. These issued shares were divided equally among the ten classes for which we received a total cash consideration of $1,332,982,500.

On the same day, we increased our share capital to 8,053,360 shares, divided equally among the ten classes. We issued 2,839,300 shares, divided equally among the ten classes, to eBay International AG for consideration in kind amounting to $708,767,500. The consideration in kind was the issued shares in Skype Luxembourg Holdings S.à r.l.

On the same day, we increased our share capital to 9,040,380 shares, divided equally among the ten classes. As part of a litigation settlement, we issued 986,780 shares, divided equally among the ten classes, to Joltid Limited. These shares amounted to about ten per cent of our share capital and were issued as part of the Joltid litigation settlement, valued at approximately $224,000,000. The shares were issued to Joltid Limited for a cash amount of $9,867.80.

On the same day, we increased our share capital to 9,414,600 shares, divided equally among the ten classes. We issued 315,540 additional shares to Joltid Limited for cash consideration of $80,000,000 and 58,680 shares to Charleston Investment Holdings Limited for cash consideration of $15,000,000.

On the same day, we also issued 9,868 warrants to Joltid Limited at an exercise price of $3,169.06. Each warrant entitles Joltid Limited to ten of our ordinary shares, one of each class. The number of warrants and the exercise price may be subject to adjustment, including during the corporate reorganization. On April 15, 2010, the warrants were transferred to SEP Investments Pty Limited.

On December 17, 2009, we granted 321,636 options at an exercise price of $255.52 under our Equity Investment Plan to our employees, directors, service providers and consultants.

On February 22, 2010, we granted 86,301 options at an exercise price of $255.52 under our Equity Investment Plan to our employees, directors, service providers and consultants.

On April 1, April 6 and April 8, 2010, we increased our share capital to issue shares under our Management Co-Investment Program. On April 1, 2010, we increased our share capital to 9,435,370 shares, divided equally among the ten classes. We then issued 20,770 shares, divided equally among the ten classes, to Skype Management, L.P. for cash consideration of $5,307,150.40. On April 6, 2010, we increased our share capital to 9,443,190 shares, divided equally among the ten classes. We then issued 7,820 shares, divided equally among the ten classes, to Skype Management, L.P. for cash consideration of $1,998,166.40. On April 8, 2010, we increased our share capital to 9,444,950 shares, divided equally among the ten classes. We then issued 1,760 shares, divided equally among the ten classes, to Skype Management, L.P. for cash consideration of $449,715.20. Skype Management, L.P. holds shares beneficially for 14 of our directors, managers, consultants and employees.

On April 26, 2010, we granted 53,274 options at an exercise price of $255.52 under our Equity Investment Plan to our employees, directors, service providers and consultants.

On June 10, 2010, we granted 73,292 options at an exercise price of $255.52 under our Equity Investment Plan to our employees, directors, service providers and consultants.

As of June 30, 2010, 3,586 issued options have since lapsed without being exercised as a result of termination of employment of certain option holders.

On August 3, 2010, we granted                  options at an exercise price of $259.17 under our Equity Investment Plan to certain employees and directors in connection with the cancellation of certain loans to management.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1*	Agreement for the Sale and Purchase of the entire share capital of Skype Luxembourg Holdings S.à r.l., Skype Inc., Camino Networks, Inc. and Sonorit Holding, AS, dated September 1, 2009, as amended and restated on September 14, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l. (the “Share Purchase Agreement”)

2.2*	Amendment No. 1 to the Share Purchase Agreement, dated October 19, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.3*	Amendment No. 2 to the Share Purchase Agreement, dated October 21, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.4*	Amendment No. 3 to the Share Purchase Agreement, dated November 5, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.5*	Amendment No. 4 to the Share Purchase Agreement, dated November 19, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

3.1*	Form of Articles of Incorporation of the Registrant

4.1*	Form of American Depositary Receipt

4.2	Form of Deposit Agreement among Skype S.A., The Bank of New York Mellon and all holders from time to time of American depositary shares

4.3*	Specimen certificate evidencing ordinary shares

4.4*	Form of Amended and Restated Shareholders’ Agreement

5.1*	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to the Registrant, as to the validity of the ordinary shares

8.1*	Opinion of Elvinger, Hoss & Prussen, as to certain Luxembourg tax matters

8.2*	Opinion of Sullivan & Cromwell LLP as to certain U.S. tax matters

10.1*	Master Settlement Agreement, dated October 5, 2009, among Silver Lake III Cayman (AIV III), L.P., Silver Lake, L.P., Silver Lake Management Company, L.L.C., Silver Lake Management Company III, L.L.C., SLP Technology, and SLP Springboard Co-Invest, L.P., CPP Investment Board Private Holdings Inc., Canada Pension Plan Investment Board, Index Ventures Growth I (Jersey), L.P., Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P., Yucca Partners LP Jersey Branch, Index Venture Management, S.A., Andreessen Horowitz Fund I, L.P., Andreessen Horowitz Fund I-A, L.P., Andreessen Horowitz Fund I-B, L.P., Springboard Group S.à r.l., Skype Luxembourg Holdings S.à r.l., Skype Inc., Skype Technologies, S.A., eBay, Inc., Michaelangelo Volpi, Joltid Limited, Joost US Inc., Joost N.V., Niklas Zennström, Janus Friis, Mark Dyne, Europlay Capital Advisors, LLC and EuroAcquisition 1 Limited

10.2*	Patent Cross-License, dated November 19, 2009, between eBay Inc. and Skype Technologies, S.A.

10.3*	Transition Services Agreement, dated November 19, 2009, between eBay Inc. and Skype Technologies, S.A.

10.4*	Tax Cooperation Agreement, dated November 19, 2009, among eBay Inc., Springboard Group S.à r.l. and Skype Technologies, S.A.

Exhibit No.	Description

10.5*	Seller Subordinated Note, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Group S.à r.l. Finance Holdco, L.L.C. and eBay International AG

10.6	Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.7	First Amendment, dated February 23, 2010, to Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.8*	Payment Processing Agreement between Bibit B.V. and Skype Communications S.à r.l., dated August 14, 2009

10.9*	Employment Agreement between Skype Inc. and Joshua Silverman, dated as of February 22, 2010

10.10*	Secondment Agreement between Skype Inc. and Joshua Silverman, dated as of February 22, 2010

10.11*	International Temporary Expatriate Assignment Policy—Long Term Assignment Policy, executed by Joshua Silverman as of February 22, 2010

10.12*	Employment Contract between Skype Inc. and Adrian Dillon, dated as of March 3, 2010

10.13*	Secondment Agreement between Skype Inc. and Adrian Dillon, dated as of March 3, 2010

10.14*	Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of January 9, 2007

10.15*	Addendum to the Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of November 16, 2009

10.16*	Amendment to the Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of December 11, 2009

10.17*	Mutual Termination and Settlement Agreement between Skype Communications S.à r.l., Skype Technologies Ltd., eBay Inc. and Scott Durchslag, dated as of November 18, 2009

10.18*	Retention Bonus Plan for Skype Employees

10.19*	Form of Retention Bonus Letter

10.20*	Skype Global S.à r.l. Equity Incentive Plan

10.21*	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Level 9 Employees

10.22*	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Joshua Silverman

10.23*	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Adrian Dillon

10.24*	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Miles Flint

10.25*	2010 Skype Bonus Plan

10.26*	Consulting Engagement Agreement between Milescapes Ltd. and Skype Global S.à r.l.

10.27*	Director Agreement between Skype Global S.à r.l. and Norbert Becker, dated as of August 6, 2010

10.28*	Director Agreement between Skype Global S.à r.l. and Jean-Louis Schiltz, dated as of July 14, 2010

21.1	Subsidiaries of the Registrant

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Elvinger, Hoss & Prussen (included in Exhibits 5.1 and 8.1)

23.4*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

24.1	Power of Attorney (included on signature page hereto)

*	To be filed by amendment.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the financial statements and notes thereto.

Item 17.	Undertakings

(A) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(C) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Luxembourg on the 9th day of August, 2010.

SKYPE S.À R.L.

By:	/S/ JOSH SILVERMAN
Name:	Josh Silverman
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT that each person whose signature appears below constitutes and appoints Adrian T. Dillon, Neal D. Goldman and Robert Miller, and each of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement on Form S-1, and any registration statement (including exhibits thereto and other documents in connection therewith) filed by the registrant under Securities and Exchange Commission Rule 462(b) of the Securities Act of 1933 which relates to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 9th day of August, 2010.

Signature	Title
/S/ JOSH SILVERMAN	Chief Executive Officer and Director (Principal Executive Officer)

Josh Silverman

/S/ ADRIAN T. DILLON	Chief Financial Officer (Principal Accounting and Financial Officer)
Adrian T. Dillon

/S/ MILES FLINT	Director
Miles Flint

/S/ JIM DAVIDSON	Director
Jim Davidson

/S/ EGON DURBAN	Director
Egon Durban

/S/ CHARLIE GIANCARLO	Director
Charlie Giancarlo

Signature	Title

/s/ SIMON PATTERSON	Director
Simon Patterson

/s/ JOHN DONAHOE	Director
John Donahoe

/s/ ROBERT H. SWAN	Director
Robert H. Swan

/s/ NICHOLAS STAHEYEFF	Director
Nicholas Staheyeff

/s/ MARC ANDREESSEN	Director
Marc Andreessen

/s/ BEN HOROWITZ	Director
Ben Horowitz

/s/ ALAIN CARRIER	Director
Alain Carrier

/s/ ERIK LEVY	Director
Erik Levy

/s/ NORBERT BECKER	Director
Norbert Becker

/s/ JEAN-LOUIS SCHILTZ	Director
Jean-Louis Schiltz

M.F.A. Mulder Beheer B.V	Director

By:	/s/ MARK DYNE	Permanent Representative of M.F.A. Mulder Beheer B.V
Mark Dyne

Joltid Limited		Director

By:	/s/ GREGOIRE LARTIGUE	Authorized Signatory of Joltid Limited
Gregoire Lartigue

	/s/ MICHAEL SEGERMAN	Authorized Signatory of Joltid Limited
Michael Segerman

Skype Inc.		Authorized Representative in the United States

By:	/s/ ROBERT MILLER	Authorized Officer of Skype Inc.
Robert Miller

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

2.1*	Agreement for the Sale and Purchase of the entire share capital of Skype Luxembourg Holdings S.à r.l., Skype Inc., Camino Networks, Inc. and Sonorit Holding, AS, dated September 1, 2009, as amended and restated on September 14, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l. (the “Share Purchase Agreement”)

2.2*	Amendment No. 1 to the Share Purchase Agreement, dated October 19, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.3*	Amendment No. 2 to the Share Purchase Agreement, dated October 21, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.4*	Amendment No. 3 to the Share Purchase Agreement, dated November 5, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

2.5*	Amendment No. 4 to the Share Purchase Agreement, dated November 19, 2009, among eBay Inc., eBay International AG, Sonorit Holding AS and Springboard Group S.à r.l.

3.1*	Form of Articles of Incorporation of the Registrant

4.1*	Form of American Depositary Receipt

4.2	Form of Deposit Agreement among Skype S.A., The Bank of New York Mellon and all holders from time to time of American depositary shares

4.3*	Specimen certificate evidencing ordinary shares

4.4*	Form of Amended and Restated Shareholders’ Agreement

5.1*	Opinion of Elvinger, Hoss & Prussen, Luxembourg counsel to the Registrant, as to the validity of the ordinary shares

8.1*	Opinion of Elvinger, Hoss & Prussen, as to certain Luxembourg tax matters

8.2*	Opinion of Sullivan & Cromwell LLP as to certain U.S. tax matters

10.1*	Master Settlement Agreement, dated October 5, 2009, among Silver Lake III Cayman (AIV III), L.P., Silver Lake, L.P., Silver Lake Management Company, L.L.C., Silver Lake Management Company III, L.L.C., SLP Technology, and SLP Springboard Co-Invest, L.P., CPP Investment Board Private Holdings Inc., Canada Pension Plan Investment Board, Index Ventures Growth I (Jersey), L.P., Index Ventures Growth I Parallel Entrepreneur Fund (Jersey), L.P., Yucca Partners LP Jersey Branch, Index Venture Management, S.A., Andreessen Horowitz Fund I, L.P., Andreessen Horowitz Fund I-A, L.P., Andreessen Horowitz Fund I-B, L.P., Springboard Group S.à r.l., Skype Luxembourg Holdings S.à r.l., Skype Inc., Skype Technologies, S.A., eBay, Inc., Michaelangelo Volpi, Joltid Limited, Joost US Inc., Joost N.V., Niklas Zennström, Janus Friis, Mark Dyne, Europlay Capital Advisors, LLC and EuroAcquisition 1 Limited

10.2*	Patent Cross-License, dated November 19, 2009, between eBay Inc. and Skype Technologies, S.A.

10.3*	Transition Services Agreement, dated November 19, 2009, between eBay Inc. and Skype Technologies, S.A.

10.4*	Tax Cooperation Agreement, dated November 19, 2009, among eBay Inc., Springboard Group S.à r.l. and Skype Technologies, S.A.

Exhibit No.	Description

10.5*	Seller Subordinated Note, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Group S.à r.l. Finance Holdco, L.L.C. and eBay International AG

10.6	Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.7	First Amendment, dated February 23, 2010, to Credit Agreement, dated November 19, 2009, among Springboard Group S.à r.l., Springboard Finance LLC, JPMorgan Chase Bank, N.A., Royal Bank of Canada and Barclays Bank PLC

10.8*	Payment Processing Agreement between Bibit B.V. and Skype Communications S.à r.l., dated August 14, 2009

10.9*	Employment Agreement between Skype Inc. and Joshua Silverman, dated as of February 22, 2010

10.10*	Secondment Agreement between Skype Inc. and Joshua Silverman, dated as of February 22, 2010

10.11*	International Temporary Expatriate Assignment Policy—Long Term Assignment Policy, executed by Joshua Silverman as of February 22, 2010

10.12*	Employment Contract between Skype Inc. and Adrian Dillon, dated as of March 3, 2010

10.13*	Secondment Agreement between Skype Inc. and Adrian Dillon, dated as of March 3, 2010

10.14*	Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of January 9, 2007

10.15*	Addendum to the Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of November 16, 2009

10.16*	Amendment to the Employment Contract between Skype Communications S.à r.l. and Laura Shesgreen, dated as of December 11, 2009

10.17*	Mutual Termination and Settlement Agreement between Skype Communications S.à r.l., Skype Technologies Ltd., eBay Inc. and Scott Durchslag, dated as of November 18, 2009

10.18*	Retention Bonus Plan for Skype Employees

10.19*	Form of Retention Bonus Letter

10.20*	Skype Global S.à r.l. Equity Incentive Plan

10.21*	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Level 9 Employees

10.22*	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Joshua Silverman

10.23*	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Adrian Dillon

10.24*	Form of Non-Qualified Stock Option Grant Agreement under the Skype Global S.à r.l. Equity Incentive Plan for Miles Flint

10.25*	2010 Skype Bonus Plan

10.26*	Consulting Engagement Agreement between Milescapes Ltd. and Skype Global S.à r.l.

10.27*	Director Agreement between Skype Global S.à r.l. and Norbert Becker, dated as of August 6, 2010

10.28*	Director Agreement between Skype Global S.à r.l. and Jean-Louis Schiltz, dated as of July 14, 2010

21.1	Subsidiaries of the Registrant

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3*	Consent of Elvinger, Hoss & Prussen (included in Exhibits 5.1 and 8.1)

23.4*	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.2)

24.1	Power of Attorney (included on signature page hereto)

*	To be filed by amendment.